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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on May 23, 2016.

Registration No. 333-210683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 4
            to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MIDLAND STATES BANCORP, INC.

(Exact name of registrant as specified in its charter)

Illinois (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	37-1233196 (I.R.S. Employer Identification No.)

1201 Network Centre Drive
Effingham, Illinois 62401
(217) 342-7321
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jeffrey G. Ludwig
Executive Vice President and Chief Financial Officer
Midland States Bancorp, Inc.
1201 Network Centre Drive
Effingham, Illinois 62401
(217) 342-7321
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Dennis R. Wendte Bill Fay Barack Ferrazzano Kirschbaum & Nagelberg LLP 200 West Madison Street Chicago, Illinois 60606 (312) 984-3100	Douglas J. Tucker Senior Vice President and Corporate Counsel Midland States Bancorp, Inc. 1201 Network Centre Drive Effingham, Illinois 62401 (217) 342-7321	Jennifer D. King Vedder Price P.C. 222 North LaSalle Street Chicago, Illinois 60601 (312) 609-7500

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 23, 2016

PROSPECTUS

3,872,000 Shares

Common Stock

       This is the initial public offering of Midland States Bancorp, Inc. We are offering 3,044,252 shares of our common stock and the selling shareholders are offering 827,748 shares of our common stock. We will not receive any proceeds from the sales of shares by the selling shareholders.

       Prior to this offering, there has been no established public market for our common stock. We anticipate that the public offering price of our common stock will be between $22.00 and $24.00 per share. Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol "MSBI."

       Investing in our common stock involves risk. See "Risk Factors" beginning on page 15.

       We are an "emerging growth company" under the federal securities laws and will be subject to reduced public company reporting requirements.

	Per Share	Total
Public offering price	$	$
Underwriting discounts(1)
Proceeds to us, before expenses
Proceeds to the selling shareholders, before expenses

(1)
See "Underwriting" for additional information regarding underwriting compensation.

       The underwriters have an option to purchase up to an additional 580,800 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

       Shares of our common stock are not savings accounts or deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

       The shares of common stock will be ready for delivery on or about                                    , 2016.

Sandler O'Neill+Partners, L.P.	Keefe, Bruyette & Woods A Stifel Company
D. A. Davidson & Co.	Stephens Inc.

The date of this prospectus is                        , 2016.

St. Louis Area
O'Fallon
St. Charles
Jennings
Ladue
Clayton
Chesterfield
The Gatesworth
Town & Country
Rock Hill
Sunset Hills
Freeburg
Columbia
Arnold
Smithton
St. Clair
Waterloo (2)
Central Illinois
Champaign
Effingham (2)
Vandalia
Greenville
Farina
Centralia
Northern Illinois
Freeport
Oregon
Sterling
Dixon (3)
Yorkville
Rock Falls
Joliet (2)
Mendota (2)
Beecher
Princeton (2)
Peru (2)
Grant Park
Bourbonnais
Colorado
Denver
Midland States Bancorp, Inc. Headquarters
Midland Banking Center
Midland Lending Office
Midland Mortgage Banking
Heartland Business Credit
Midland Wealth Management
Love Funding

Residential Mortgage and Wealth Management services are also available through all Midland Banking Centers.

 About this Prospectus

        You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. We, the selling shareholders and the underwriters have not authorized anyone to provide you with different or additional information. We, the selling shareholders and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        Unless we state otherwise or the context otherwise requires, references in this prospectus to "we," "our," "us" or "the Company" refer to Midland States Bancorp, Inc., an Illinois corporation, and our consolidated subsidiaries, references to "Midland States Bank" or "Bank" refer to our banking subsidiary, Midland States Bank, an Illinois state chartered bank, references to "Love Funding" refer to the Bank's subsidiary, Love Funding Corporation, a Virginia corporation, and references to "Heartland Business Credit" refer to the Bank's subsidiary, Heartland Business Credit Corporation, a Missouri corporation.

Market and Industry Data

        Within this prospectus, we reference certain market, industry and demographic data and other statistical information. We have obtained this data and information from various independent, third party industry sources and publications. Nothing in the data or information used or derived from third party sources should be construed as advice. Some data and other information are also based on our

i

good faith estimates, which are derived from our review of internal surveys and independent sources. We believe that these external sources and estimates are reliable, but have not independently verified them. Statements as to our market position are based on market data currently available to us. Although we are not aware of any misstatements regarding the economic, employment, industry and other market data presented herein, these estimates involve inherent risks and uncertainties and are based on assumptions that are subject to change.

Implications of Being an Emerging Growth Company

        As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

  •
  we may present as few as two years of audited financial statements and two years of related management discussion and analysis of financial condition and results of operations;

  •
  we are exempt from the requirement to obtain an attestation and report from our auditors on management's assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

  •
  we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

  •
  we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements.

        In this prospectus we have elected to take advantage of the reduced disclosure requirements relating to executive compensation, and in the future we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.0 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended.

        In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have irrevocably determined to not take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies.

ii

PROSPECTUS SUMMARY

        This summary highlights selected information contained in this prospectus. It does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections, and the historical financial statements and the accompanying notes included in this prospectus.

Our Company

        Midland States Bancorp, Inc. is a diversified financial holding company headquartered in Effingham, Illinois. Our 135-year old banking subsidiary, Midland States Bank, has branches across Illinois and in Missouri and Colorado, and provides a broad array of traditional community banking and other complementary financial services, including commercial lending, residential mortgage origination, wealth management, merchant services and prime consumer lending. Our commercial Federal Housing Administration (FHA) origination and servicing business, based in Washington, D.C., is one of the top originators of government sponsored mortgages for multifamily and healthcare facilities in the United States. Our commercial equipment leasing business, based in Denver, provides financing to business customers across the country. As of March 31, 2016, we had $2.9 billion in assets, $2.4 billion of deposits and $238.6 million of shareholders' equity.

        In late 2007, we developed a strategic plan to build a diversified financial services company anchored by a strong community bank. Since then, we have grown organically and through a series of nine acquisitions, with an over-arching focus on enhancing shareholder value and building a platform for scalability. Most recently, we acquired Heartland Bank in December 2014, which greatly expanded our commercial, retail and mortgage banking services in the St. Louis metropolitan area. Additionally, the Heartland Bank acquisition facilitated our entry into Colorado, with one branch office located in Denver and three Colorado mortgage offices. This transaction also provided us the opportunity to enter complementary commercial FHA loan origination and commercial equipment leasing business lines. In total, we have grown from a community bank with six locations and diluted earnings per share of $0.50 for the year ended December 31, 2007, to a diversified financial services company with 81 locations, nationwide operations and diluted earnings per share of $2.00 for the year ended December 31, 2015.

Strategic Growth History

        We have five principal business lines: traditional community banking, residential mortgage origination, wealth management, commercial FHA origination and servicing, and commercial equipment leasing. Our traditional community banking business primarily consists of commercial and retail lending and deposit taking, with a total loan portfolio of $1.9 billion and total deposits of $2.4 billion as of March 31, 2016. We originate residential mortgage loans (the majority of which we sell), through the Bank, with $580.8 million of originations for the year ended December 31, 2015. Our wealth management group provides a comprehensive suite of trust and wealth management products and services, and had $1.2 billion in assets under management as of March 31, 2016. We conduct our FHA origination business through Love Funding Corporation, which we acquired in the Heartland Bank transaction. Love Funding originates commercial mortgage loans for multifamily and healthcare facilities under FHA insurance programs, with $382.9 million of originations for the year ended December 31, 2015. Our Heartland Business Credit subsidiary, also acquired in the Heartland Bank transaction, provides custom leasing and financing programs to equipment and software vendors and their customers, and had a lease portfolio of $157.7 million as of March 31, 2016.

Our Strategic Plan

        We developed our strategic plan in late 2007 soon after hiring Leon J. Holschbach, our President and Chief Executive Officer, and Jeffrey G. Ludwig, our Executive Vice President and Chief Financial Officer. The plan continues to reflect our belief that a diversified financial services company with strong leadership and a growth-oriented risk management program will be well positioned to take advantage of changes in the banking industry, including consolidation and opportunities to re-enter markets in which community banks had once been competitive. Our strategic plan includes five initiatives:

  •
  revenue diversification,

  •
  a customer-centric culture,

  •
  de novo expansion,

  •
  accretive acquisitions and

  •
  enterprise-wide risk management.

        We have achieved our recent growth through sustained execution of these initiatives, and we have an experienced management team in place that we believe will allow us to continue this success. In addition, the implementation of our strategic plan is supported by the collective experience of our ten non-executive directors, all of whom are successful business owners or senior executives with long-standing ties to the communities or businesses in which we operate.

Our Competitive Strengths

        We believe our competitive strengths set us apart from many similarly sized community banks, and include the following key attributes:

        Diversified and Growing Revenue Streams.    While maintaining a focus on earnings growth, we have diversified our revenue and increased our noninterest income. We believe our diversification and significant noninterest income can help provide earnings stability through various economic and interest rate cycles, as well as establishing additional platforms for growth. In particular, since 2008, we have significantly grown our wealth management and residential mortgage loan origination businesses, and have added our commercial FHA origination and servicing and commercial equipment leasing businesses. In April 2014, our wealth management group was named by Bank Director magazine as one of the fastest growing trust departments in the country by revenue. As a result, we have grown our noninterest income from $2.8 million, or 19.1% of total revenue, for the year ended December 31, 2007, to $59.5 million, or 36.2% of total revenue, for the year ended December 31, 2015, and $12.6 million, or 34.4% of total revenue, for the three months ended March 31, 2016.

        The diversification and growth of our noninterest income is demonstrated in the following charts.

        Robust, Stable Core Funding Base.    Our relationship banking approach focuses on generating core deposits, which has helped drive our organic growth and improve our net interest margins. At March 31, 2016, core deposits (which exclude brokered deposits and certificates of deposit greater than $250,000) represented 88.7% of our total deposits. Our net non-core funding dependence ratio (which represents the degree to which the Bank is funding longer term assets with brokered deposits and certificates of deposit greater than $250,000) was 9.1% as of March 31, 2016, down from 27.7% as of December 31, 2007. We also benefit from strong levels of noninterest-bearing deposits, which represented approximately 22.9% of our total deposits at March 31, 2016. Several of our recent acquisitions have contributed significantly to our core funding base, improving our overall mix of core and non-core deposits.

        Experience in Smaller Communities and Metropolitan Markets.    Our banking footprint has given us experience operating in small communities and large cities. We believe that our presence in smaller communities gives us a relatively stable source of core deposits and steady profitability, while our recent growth in more metropolitan markets represents strong long-term growth opportunities. In addition, we believe that the breadth of our operating experience increases the scope of potential acquisition opportunities that we will be able to integrate and operate successfully.

        Proven Track Record of Accretive Acquisitions.    Having completed nine acquisitions since 2007, we believe we have developed an experienced acquisition team that is capable of identifying and executing transactions that build shareholder value through a disciplined approach to pricing. These transactions included three whole-bank acquisitions, two branch acquisitions and two FDIC-assisted acquisitions, as well as two business line acquisitions. Each of our bank acquisitions was immediately accretive to earnings, and our two non-bank acquisitions allowed us to develop complementary products and services. As a result, we believe that we have developed a reputation as an acquirer of choice in our markets and surrounding areas, and we receive frequent requests from other financial institutions to "talk about the future." Accordingly, we believe that we are well prepared to capitalize on favorable acquisition opportunities that may arise.

        Sophisticated Risk Management Functions.    Risk management is a vital part of our strategic plan, and we have implemented a variety of tools and policies to help us navigate the challenges of rapid growth. In anticipation of continued balance sheet and franchise growth, we have sought to maintain a risk management program suitable for an organization larger than ours at any given time, including in the areas of regulatory compliance, cybersecurity and internal audit, and to hire talented risk management professionals with experience building risk management programs at much larger financial institutions. With respect to credit risk, we operate what we believe to be a disciplined credit process, managed by experienced personnel who have produced strong results, as reflected by the following historical credit quality ratios:

Nonperforming Assets / Total Assets(1)	Net Charge-Offs / Average Loans(2)

(1)
Nonperforming assets exclude purchased credit-impaired loans, or PCI loans, acquired in our prior acquisitions. See notes 1 and 2 to the tables set forth in "—Summary Consolidated Financial Data" for additional information.

(2)
Net charge-offs for 2014 include a $9.8 million charge-off of a PCI commercial real estate loan pool that was covered under an FDIC loss-share arrangement. The impairment on the pool was recognized through provision for loan losses in 2009 and 2010. The pool was not charged off until 2014, when all loans in the pool were resolved. Net charge-offs to average loans were 0.14%, excluding this charge-off.

Our Growth and Earnings

        We believe that the continued execution of our strategic plan will drive further balance sheet growth through multiple asset and funding strategies, and further earnings growth across our diverse income streams.

        Organic Growth.    Since implementing our strategic plan, we have delivered strong organic loan growth, as reflected in the chart below. In addition, from December 31, 2007 through March 31, 2016, we have grown our core deposits and wealth management assets under management at compound annual growth rates (CAGR) of 30.9% and 41.7%, respectively. Since completing our acquisition of Heartland Bank on December 31, 2014 through March 31, 2016, we grew our core deposits by $194.4 million, reflecting an 8.0% CAGR.

Core Loan Growth(1)

(1)
Core loan growth represents percentage change in the Company's core loans during the applicable period. Core loans represent non-PCI loans, less non-PCI loans acquired, plus non-PCI loans sold as of the date the loans were acquired or sold, and exclude certain short-term loans that the Company does not consider to be core loans. Acquired non-PCI loans become core loans subsequent to the acquisition date and will negatively affect core loan growth in future periods as these loans are repaid or prepaid. Core loan growth was negative in 2010 and 2011 due to the prepayment and scheduled repayment of loans acquired from acquisitions in 2009 and 2010. Core loans and core loan growth are non-GAAP financial measures. See "Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures."

(2)
Core loan growth for the three months ended March 31, 2016 has been annualized for presentation purposes. This amount is not necessarily indicative of the amount that may be expected for the full year 2016 due to seasonality and other factors. Core loan growth for the three months ended March 31, 2015 was 0.6% on an annualized basis.

        We have also pursued organic growth through our de novo initiative, whereby we identify and hire experienced teams of bankers with proven track records, both in new target markets and in strategically positioned communities within our existing markets. Since 2007, we have established seven de novo locations, including two in Joliet, Illinois, one in each of Rockford, Bloomington, Decatur and Yorkville, Illinois, and one in Jennings, Missouri. We also expect to open one additional location in the St. Louis market in 2017. We believe that our experience in establishing de novo operations will serve us particularly well in the future as we seek to complement our acquisition growth initiative.

        Acquisitive Growth.    In addition to organic growth, we intend to continue pursuing financially and strategically accretive acquisitions. As illustrated in the figure below, we believe there are numerous small to midsized banking organizations that will be available for acquisition within Illinois and its contiguous states, either because of management succession questions, increasing capital requirements, operational challenges, regulatory pressure or shareholder liquidity needs.

Number of Banks & Thrifts with less than $1.0 Billion in Assets
(% of Nationwide Total)

•

As of March 31, 2016, there were 1,336 institutions in the six-state region with less than $1.0 billion in assets, representing 27.8% of the total number of banks and thrifts nationwide with assets less than $1.0 billion and $272 billion in aggregate banking assets.

•

Illinois and Missouri combine for a total of 629 of those banks, representing 13.1% of banks and thrifts nationwide with assets less than $1.0 billion.

Source: SNL Financial (bank asset sizes are based on December 31, 2015 financial data). Data excludes mutual savings institutions.

        We believe we can continue to serve as a platform for these organizations as they search for alternatives to remaining independent, while at the same time maintaining our desired acquisition goals, including prompt accretion to earnings and a disciplined approach to tangible book value per share earn-back. We also believe that our commercial leasing, consumer finance, commercial FHA origination and servicing, and wealth management businesses provide platforms for additional growth through acquisitions. Based on the breadth of potential acquisition targets, we believe we have the capacity to be selective in our pursuit of acquisitive growth, which, we believe, will drive strong financial results for our shareholders.

        The following charts highlight key metrics of our recent growth.

(1)
Tangible book value per share is a non-GAAP financial measure. See "Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures."

(2)
Amounts shown assume the conversion of all preferred shares that were outstanding prior to December 31, 2014. See notes 4 and 5 to the tables set forth in "—Summary Consolidated Financial Data" for additional information.

        Earnings.    We have produced consistently strong earnings since adopting our strategic plan. For the years ended December 31, 2007 through December 31, 2015, we have increased net income from $2.1 million to $24.3 million, representing a 35.8% CAGR. The drivers of our earnings include:

  •
  Net Interest Margin.  Our net interest margin is supported by strength in both our asset yields (4.68% yield on loans and 4.40% yield on earning assets for the three months ended March 31, 2016) and our funding costs (0.49% cost of total interest-bearing deposits and 0.73% cost of all interest-bearing liabilities for the three months ended March 31, 2016). Our net interest margin was 3.80% for the three months ended March 31, 2016.

  •
  Credit Costs.  We have built a credit infrastructure with a foundation in underwriting, active portfolio monitoring and aggressive troubled asset realization and resolution techniques. We believe that we have managed our credit costs effectively, having experienced 0.51% of net charge-offs as a percentage of average gross loans for the three months ended March 31, 2016, and an annualized average of 0.50% of net charge-offs as a percentage of average gross loans since December 31, 2007.

  •
  Noninterest Income.  We have developed several diversified fee income business lines, and grown them into sustainable core businesses that contribute to net income and help mitigate the effects of interest rate fluctuations on our financial results. Noninterest income was $12.6 million, or 34.4% of total revenue, for the three months ended March 31, 2016.

  •
  Noninterest Expense.  We have continued to closely monitor and control our expense levels while building a talented team of senior managers. We have also built a sophisticated and expansion-ready technological infrastructure to support our various financial products and services, which we believe helps to drive our efficiency and bottom line earnings. While our noninterest expense to average assets are higher than many similarly sized community banks, the incremental expenses are largely a result of our significant noninterest income business lines, including our wealth management, commercial FHA origination and servicing, and residential mortgage businesses.

        In operating our business, we focus on both our GAAP and adjusted earnings per share growth, revenue growth, return on average tangible common equity and return on average assets. We believe that we are well positioned to produce earnings in a prolonged low interest rate environment due to the growth of our fee income businesses. We also believe that our balance sheet is positioned to deliver strong earnings in a rising interest rate environment based on our core deposit strength, our diversified loan portfolio and the relatively short duration of our investment securities portfolio. Furthermore, we believe that our operating infrastructure will allow us to leverage our expense base to drive efficiency through our earnings stream. These and other earnings metrics are illustrated below.

(1)
Adjusted financial metrics exclude the following items: bargain purchase gains on acquisitions; payments received under our FDIC settlement; FDIC loss-sharing income; amortization of FDIC indemnification assets, net; gain on sales of investment securities, net; gain on sales of other assets; and other-than-temporary impairment on investment securities. Adjusted diluted earnings per share, adjusted return on average assets and adjusted return on average tangible common equity are non-GAAP financial measures. See "Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures."

(2)
The revenue and earnings amounts for the three months ended March 31, 2016 have been annualized for presentation purposes. These amounts are not necessarily indicative of the amounts that may be expected for the full year 2016.

(3)
Net income in 2009 was positively affected by a $19.2 million bargain purchase gain recognized in connection with the Strategic Capital acquisition.

Pending Acquisition

        On February 23, 2016, the Bank and Sterling National Bank of Yonkers, New York entered into a Trust Company Agreement and Plan of Merger, pursuant to which the Bank will acquire approximately $400 million in wealth management assets from Sterling. Under the terms of the agreement, the Bank will pay Sterling approximately $4.8 million in cash, subject to adjustment. The transaction is subject to regulatory approval and other customary closing conditions, and is expected to close in the third quarter of 2016. We expect to retain all 10 members of Sterling's trust department upon consummation of the transaction, which would bring the total number of employees in our wealth management group to 45.

Risks Relating to Our Company

        Our ability to implement our strategic plan and the success of our business are subject to numerous risks and uncertainties, which are discussed in the section titled "Risk Factors," beginning on page 16, and include the following:

  •
  a decline in general business and economic conditions and any regulatory responses to such conditions could have a material adverse effect on us;

  •
  if we do not effectively manage our credit risk, we may experience increased levels of delinquencies, nonperforming loans and charge-offs, which could require increases in our provision for loan losses;

  •
  our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio; and

  •
  we are subject to extensive state and federal financial regulation, and compliance with changing requirements may restrict our activities or have an adverse effect on our results of operations.

Corporate Information

        Our principal executive offices are located at 1201 Network Centre Drive, Effingham, Illinois 62401, and our telephone number at that address is (217) 342-7321. Our website address is www.midlandsb.com. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

 The Offering

Common stock offered by us	3,044,252 shares
Common stock offered by the selling shareholders	827,748 shares
Underwriters' purchase option	580,800 shares from us
Common stock outstanding after completion of this offering	14,849,031 shares (or 15,429,831 shares if the underwriters exercise their purchase option in full)
Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $63.4 million (or approximately $75.9 million if the underwriters exercise their option to purchase additional shares in full), based on an assumed public offering price of $23.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus. We intend to contribute $25.0 million of the net proceeds that we receive from this offering to the Bank, and to use the remainder for general corporate purposes, which could include future acquisitions and other growth initiatives. We also intend to use approximately $4.8 million to complete the pending acquisition of wealth management assets from Sterling National Bank. We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. See "Use of Proceeds."

Dividends

It has been our policy to pay quarterly dividends to holders of our common stock, and we intend to generally maintain our current dividend levels. Our dividend policy and practice may change in the future, however, and our board of directors may change or eliminate the payment of future dividends at its discretion, without notice to our shareholders. Any future determination to pay dividends to holders of our common stock will depend on our results of operations, financial condition, capital requirements, banking regulations, contractual restrictions and any other factors that our board of directors may deem relevant. See "Dividend Policy."

Risk Factors

Investing in shares of our common stock involves a high degree of risk. See "Risk Factors" beginning on page 16 for a discussion of certain factors you should consider carefully before deciding to invest.

NASDAQ symbol	Our common stock has been approved for listing on the NASDAQ Global Select Market under the trading symbol "MSBI."

        Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after the completion of this offering is based on 11,804,779 shares outstanding as of March 31, 2016, and:

  •
  excludes 1,225,054 shares of common stock issuable upon exercise of stock options outstanding at March 31, 2016 at a weighted average exercise price of $17.52 per share;

  •
  excludes 63,928 shares of unvested restricted stock;

  •
  excludes 7,596 shares issuable upon the vesting of unvested restricted stock unit awards;

  •
  excludes 125,000 shares of our common stock issuable upon exercise of a warrant at an exercise price of $16.00 per share;

  •
  excludes 1,057,273 shares of common stock reserved at March 31, 2016 available for future awards under our Second Amended and Restated 2010 Long-Term Incentive Plan;

  •
  excludes up to 571,429 shares of our common stock that may be issuable pursuant to an earn-out payment obligation in connection with the Heartland Bank transaction. As of March 31, 2016, we anticipate that no shares will be issued pursuant to this earn-out payment obligation; see Note 2 (Acquisitions) of the Notes to Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013 included elsewhere in this prospectus; and

  •
  assumes the underwriters do not exercise their option to purchase up to 580,800 additional shares from us.

        In addition, the information in this prospectus assumes the selling shareholders named in this prospectus determine to sell all of the 827,748 shares being offered by them. If any of the selling shareholders determine to sell less than the full number of shares offered by them pursuant to this prospectus, then the number of shares that the underwriters may purchase from us pursuant to their purchase option would decrease by 15% of the amount of such reduction.

 Summary Consolidated Financial Data

        The following table sets forth summary historical consolidated financial data as of the dates and for the periods shown. The summary balance sheet data as of December 31, 2015 and 2014 and the summary income statement data for the years ended December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary balance sheet data as of December 31, 2013, 2012 and 2011 and the summary income statement data for the years ended December 31, 2012 and 2011 have been derived from our audited consolidated financial statements that are not included in this prospectus. The summary consolidated financial data as of and for the three months ended March 31, 2016 and 2015 is derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus and includes all normal and recurring adjustments that we consider necessary for a fair presentation. Operating results for the three months ended March 31, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016.

        As described elsewhere in this prospectus, we have consummated several acquisitions in recent fiscal periods. The results and other financial data of these acquired operations are not included in the table below for the periods prior to their respective acquisition dates and, therefore, the financial data for these prior periods is not comparable in all respects and are not necessarily indicative of our future results. You should read the following financial data in conjunction with the other information contained in this prospectus, including under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the financial statements and related notes included elsewhere in this prospectus.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(dollars in thousands, except per share data)	2016	2015	2015	2014	2013	2012	2011
Balance Sheet Data
Total assets	$2,898,080	$2,828,759	$2,884,824	$2,676,614	$1,739,548	$1,572,064	$1,520,762
Total loans, gross	2,016,034	1,881,340	1,995,589	1,798,015	1,205,501	978,517	957,887
Allowance for loan losses	(14,571)	(13,248)	(15,988)	(12,300)	(23,672)	(26,190)	(26,831)
Loans held for sale	103,365	61,651	54,413	96,407	3,062	7,312	3,401
Investment securities	320,159	306,156	324,148	355,531	311,126	338,829	338,771
Indemnification asset due from FDIC	—	308	—	493	3,053	9,813	17,648
Deposits	2,389,710	2,321,195	2,367,648	2,150,633	1,381,889	1,268,134	1,222,010
Short-term borrowings	101,649	107,399	107,538	129,714	87,420	71,222	55,410
FHLB advances and other borrowings	40,133	98,881	40,178	74,349	73,410	75,082	81,038
Subordinated debt	61,903	7,389	61,859	7,370	7,299	5,000	5,000
Trust preferred debentures	37,142	37,036	37,057	36,930	11,830	10,000	10,000
Preferred shareholders' equity	—	—	—	—	57,370	57,370	57,370
Common shareholders' equity	238,386	225,236	232,880	219,456	92,070	73,548	69,583
Total shareholders' equity	238,561	225,475	233,056	219,929	149,440	130,918	126,953
Tangible common equity	185,443	169,333	179,357	162,046	76,149	57,331	51,261
Income Statement Data
Interest income	$27,967	$27,305	$117,796	$73,141	$74,989	$74,197	$82,273
Interest expense	3,926	2,604	12,889	8,543	9,069	11,271	16,870

Net interest income	24,041	24,701	104,907	64,598	65,920	62,926	65,403
Provision for loan losses	1,125	997	11,127	92	173	2,052	3,854
Gain on bargain purchase	—	—	—	—	2,154	—	—
Noninterest income (excluding gain on bargain purchase)	12,618	18,022	59,482	20,441	14,076	14,044	11,299
Noninterest expense	27,639	31,545	117,764	69,480	61,449	56,419	57,501

Income before taxes	7,895	10,181	35,498	15,467	20,528	18,499	15,347
Provision for income taxes	2,777	3,591	11,091	4,651	6,023	4,842	3,974

Net income	5,118	6,590	24,407	10,816	14,505	13,657	11,373
Net (loss) income attributable to noncontrolling interest in subsidiaries	(1)	59	83	—	—	—	—

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(dollars in thousands, except per share data)	2016	2015	2015	2014	2013	2012	2011
Net income attributable to Midland States Bancorp, Inc.	5,119	6,531	24,324	10,816	14,505	13,657	11,373
Preferred stock dividends	—	—	—	7,601	4,718	5,211	4,205

Net income available to common shareholders	$5,119	$6,531	$24,324	$3,215	$9,787	$8,446	$7,168

Credit Quality Data
Loans 30-89 days past due	$6,616	$4,059	$10,120	$5,744	$9,193	$3,037	$5,785
Loans 30-89 days past due to total loans	0.33%	0.22%	0.51%	0.32%	0.76%	0.31%	0.60%
Nonperforming loans(1)	$18,787	$35,283	$24,891	$32,172	$21,822	$19,829	$21,674
Nonperforming loans to total loans(1)	0.93%	1.88%	1.25%	1.80%	1.81%	2.03%	2.26%
Nonperforming assets(2)	$22,312	$41,499	$29,206	$39,542	$28,481	$25,860	$24,023
Nonperforming assets to total assets(2)	0.77%	1.48%	1.01%	1.48%	1.64%	1.64%	1.58%
Allowance for loan losses to total loans(1)	0.72%	0.70%	0.80%	0.69%	1.96%	2.68%	2.80%
Allowance for loan losses to nonperforming loans(1)	77.56%	37.55%	64.23%	38.23%	108.48%	132.08%	123.79%
Net charge-offs to average loans	0.51%	0.01%	0.39%	0.94%	0.25%	0.28%	0.56%
Per Share Data (Common Stock)
Earnings:
Basic	$0.43	$0.55	$2.03	$0.53	$2.12	$1.96	$1.69
Diluted(3)	0.42	0.54	2.00	0.53	1.70	1.62	1.43
Dividends declared	0.18	0.16	0.65	0.59	0.53	0.48	0.43
Book value(4)	20.19	19.16	19.74	18.72	19.93	17.28	16.57
Book value—as converted(4)(5)	20.19	19.16	19.74	18.72	17.81	16.37	15.99
Tangible book value(6)	15.71	14.40	15.20	13.82	16.48	13.47	12.21
Tangible book value—as converted(5)(6)	15.71	14.40	15.20	13.82	15.91	14.34	13.68
Weighted average shares outstanding:
Basic	11,957,381	11,886,581	11,902,455	5,945,615	4,558,549	4,300,578	4,245,500
Diluted	12,229,293	12,065,449	12,112,403	6,025,454	7,151,471	6,898,791	6,896,393
Shares outstanding at period end	11,804,779	11,756,207	11,797,404	11,725,158	4,620,026	4,257,319	4,198,947
Adjusted Earnings Metrics
Adjusted earnings(6)	$5,802	$8,716	$29,193	$15,715	$17,541	$16,969	$18,109
Adjusted diluted earnings per share(6)	0.47	0.72	2.39	1.74	2.08	2.08	2.34
Adjusted return on average assets(6)	0.80%	1.33%	1.05%	0.90%	1.08%	1.13%	1.17%
Adjusted return on average tangible common equity(6)	12.72	21.78	16.97	11.63	19.70	22.44	30.04
Performance Metrics
Return on average assets	0.70%	1.00%	0.88%	0.62%	0.89%	0.91%	0.74%
Return on average shareholders' equity	8.69	12.05	10.68	6.82	10.45	10.75	10.05
Return on average common shareholders' equity	8.70	12.05	10.69	2.83	12.01	12.13	10.88
Return on average tangible common equity(6)	11.22	16.30	14.14	3.26	15.04	16.12	15.49
Yield on earning assets	4.40	4.85	4.91	4.74	5.29	5.65	6.07
Cost of average interest-bearing liabilities	0.73	0.56	0.66	0.65	0.72	0.96	1.36
Net interest spread	3.67	4.29	4.25	4.09	4.57	4.69	4.71
Net interest margin(7)	3.80	4.40	4.38	4.21	4.68	4.82	4.88
Adjusted net interest margin(6)	3.51	3.89	3.74	4.11	4.32	4.42	4.42
Efficiency ratio(8)	67.72	64.06	66.15	71.42	67.37	66.04	62.36
Common stock dividend payout ratio(9)	41.86	29.09	32.02	111.32	25.00	24.49	25.44

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(dollars in thousands, except per share data)	2016	2015	2015	2014	2013	2012	2011
Loan to deposit ratio	84.36%	81.05%	84.29%	83.60%	87.24%	77.16%	78.39%
Core deposits / total deposits(10)	88.74	91.26	88.41	89.56	87.97	87.52	86.87
Net non-core funding dependence ratio(11)	9.10	4.23	7.12	10.50	14.88	12.77	14.79

Regulatory and Other Capital Ratios—Consolidated
Tangible common equity to tangible assets(6)	6.52%	6.11%	6.33%	6.19%	4.42%	3.68%	3.41%
Tier 1 common capital to risk-weighted assets(12)	6.40	6.53	6.50	N/A	N/A	N/A	N/A
Tier 1 leverage ratio	7.25	7.56	7.49	10.48	8.14	7.98	7.60
Tier 1 capital to risk-weighted assets	8.48	8.66	8.62	8.65	9.98	10.36	9.96
Total capital to risk-weighted assets	11.67	9.78	11.82	9.59	11.77	12.03	11.67
Regulatory Capital Ratios—Bank Only(13)
Tier 1 common capital to risk-weighted assets(12)	10.51%	9.48%	10.39%	N/A	N/A	N/A	N/A
Tier 1 leverage ratio	8.99	8.17	9.01	8.65%	8.92%	8.89%	8.38%
Tier 1 capital to risk-weighted assets	10.51	9.48	10.39	10.34	10.93	11.54	10.96
Total capital to risk-weighted assets	11.11	10.08	11.06	11.18	12.18	12.81	12.22

(1)
Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest and loans modified under troubled debt restructurings. Nonperforming loans exclude purchased credit-impaired loans, or PCI loans, acquired in our prior acquisitions. PCI loans had carrying values of $35.3 million as of March 31, 2016 and $41.8 million as of March 31, 2015, and $38.5 million, $44.2 million, $30.4 million, $43.0 million and $58.2 million as of December 31, 2015, 2014, 2013, 2012 and 2011, respectively. Furthermore, PCI loans, as well as other loans acquired in a business combination, are recorded at estimated fair value on their purchase date without a carryover of the related allowance for loan losses. Accordingly, our ratios that are computed using nonperforming loans and/or allowance for loan losses may not be comparable to similar ratios of our peers.

(2)
Nonperforming assets include nonperforming loans, other real estate owned that is not covered by a loss-sharing agreement with the FDIC and is not government guaranteed and other repossessed assets. As discussed in footnote 1, above, nonperforming loans exclude PCI loans. This ratio may therefore not be comparable to a similar ratio of our peers.

(3)
Earnings per share are calculated utilizing the two-class method. Basic earnings per share are calculated by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted average number of shares adjusted for the dilutive effect of outstanding stock options and common stock warrants using the treasury stock method and convertible preferred stock and convertible debentures using the if-converted method. For the years ended December 31, 2014, 2013 and 2012, diluted earnings per share considered, when dilutive, the weighted average shares of common stock issuable upon conversion of our Series C preferred stock, Series D preferred stock, Series E preferred stock and Series F preferred stock then outstanding. For the year ended December 31, 2011, diluted earnings per share considered, when dilutive, the weighted average shares of common stock issuable upon conversion of our Series C preferred stock, Series D preferred stock, Series E preferred stock and Series F preferred stock then outstanding, the $6.3 million of convertible subordinated notes issued in 2009 and the $5.0 million of convertible subordinated notes issued in 2010. On December 15, 2011, outstanding warrants to acquire Series E preferred stock and Series F preferred stock were exercised by the holder through the exchange of the corresponding principal amounts of the 2009 and 2010 subordinated notes, respectively. During 2014, our Series C, D, E and F preferred stock was converted into shares of common stock. We did not have any preferred stock or warrants to acquire preferred stock outstanding during 2015 or the first quarter of 2016.

(4)
For purposes of computing book value per common share, book value equals total common shareholders' equity.

(5)
Book value per share—as converted and tangible book value per share—as converted each give effect to: (i) for December 31, 2013, the conversion of all of the issued and outstanding shares of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock into an aggregate of 3,772,664 shares of our common stock; and (ii) for December 31, 2012 and 2011, the conversion of all of the issued and outstanding shares of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock into an aggregate of 3,739,028 shares of our common stock. We did not have any convertible preferred stock or warrants to acquire convertible preferred stock outstanding at December 31, 2014 or 2015, or at March 31, 2015 or 2016.

(6)
Tangible book value per share, tangible book value per share—as converted, adjusted earnings, adjusted diluted earnings per share, adjusted return on average assets, adjusted return on average tangible common equity, return on average tangible common equity, tangible common equity to tangible assets and adjusted net interest margin are non-GAAP financial measures. See "Selected

  Historical Consolidated Financial Data—Non-GAAP Financial Measures" for a reconciliation of these measures to their most comparable GAAP measures.

(7)
Net interest margin is presented on a fully taxable equivalent, or FTE, basis.

(8)
Efficiency ratio represents noninterest expenses, as adjusted, divided by the sum of fully taxable equivalent net interest income plus noninterest income, as adjusted. Noninterest expense adjustments exclude integration and acquisition related expenses. Noninterest income adjustments exclude bargain purchase gains, FDIC settlement, FDIC loss sharing income, accretion/amortization of the FDIC indemnification asset, realized gains or losses from the sale of investment securities, gains or losses on sale of other assets and other-than-temporary impairment.

(9)
Common stock dividend payout ratio represents dividends per share divided by basic earnings per share. See "Dividend Policy."

(10)
Core deposits are defined as total deposits less brokered deposits and certificate of deposits greater than $250,000.

(11)
Net non-core funding dependence ratio represents the degree to which the Bank is funding longer term assets with non-core funds. We calculate this ratio as non-core liabilities, less short term investments, divided by long term assets.

(12)
The Tier 1 common capital to risk-weighted assets ratio is required under the Basel III Final Rules, which became effective for the Company and the Bank on January 1, 2015. Accordingly, this ratio is shown as not applicable ("N/A") for periods ending prior to January 1, 2015.

(13)
On December 31, 2014, we completed our acquisition of Love Savings Holding Company, which primarily consisted of Heartland Bank and its wholly owned subsidiaries Love Funding Corporation and Heartland Business Credit. For the purpose of comparability with prior periods presented, the "bank only" regulatory capital ratios as of December 31, 2014 represent Midland States Bank ratios only and do not include Heartland Bank. The Tier 1 leverage ratio, Tier 1 capital to risk-weighted assets ratio and total capital to risk-weighted assets ratio for Heartland Bank as of December 31, 2014 were 8.76%, 11.77% and 13.03%, respectively.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. Before you decide to invest, you should carefully consider the risks described below, together with all other information included in this prospectus. We believe the risks described below are the risks that are material to us. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition, results of operations and growth prospects. In that case, you could experience a partial or complete loss of your investment.

Risks Related to Our Business

A decline in general business and economic conditions and any regulatory responses to such conditions could have a material adverse effect on our business, financial position, results of operations and growth prospects.

        Our business and operations are sensitive to general business and economic conditions in the United States, generally, and particularly the state of Illinois and the St. Louis metropolitan area. If the national, regional and local economies experience worsening economic conditions, including high levels of unemployment, our growth and profitability could be constrained. Weak economic conditions are characterized by, among other indicators, deflation, elevated levels of unemployment, fluctuations in debt and equity capital markets, increased delinquencies on mortgage, commercial and consumer loans, residential and commercial real estate price declines, lower home sales and commercial activity, and fluctuations in the commercial FHA financing sector. All of these factors are generally detrimental to our business. Our business is significantly affected by monetary and other regulatory policies of the U.S. federal government, its agencies and government-sponsored entities. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control, are difficult to predict and could have a material adverse effect on our business, financial position, results of operations and growth prospects.

If we do not effectively manage our credit risk, we may experience increased levels of delinquencies, nonperforming loans and charge-offs, which could require increases in our provision for loan losses.

        There are risks inherent in making any loan, including risks inherent in dealing with individual borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and cash flows available to service debt and risks resulting from changes in economic and market conditions. We cannot guarantee that our credit underwriting and monitoring procedures will reduce these credit risks, and they cannot be expected to completely eliminate our credit risks. If the overall economic climate in the United States, generally, or our market areas, specifically, declines, our borrowers may experience difficulties in repaying their loans, and the level of nonperforming loans, charge-offs and delinquencies could rise and require further increases in the provision for loan losses, which would cause our net income, return on equity and capital to decrease.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

        We establish our allowance for loan losses and maintain it at a level that management considers adequate to absorb probable loan losses based on an analysis of our portfolio and market environment. The allowance for loan losses represents our estimate of probable losses in the portfolio at each balance sheet date and is based upon relevant information available to us. The allowance contains provisions for probable losses that have been identified relating to specific borrowing relationships, as well as probable losses inherent in the loan portfolio and credit undertakings that are not specifically identified. Additions to the allowance for loan losses, which are charged to earnings through the provision for loan losses, are determined based on a variety of factors, including an analysis of the loan portfolio, historical loss experience and an evaluation of current economic conditions in our market areas. The actual amount of loan losses is affected by changes in economic, operating and other conditions within our markets, which may be beyond our control, and such losses may exceed current estimates.

        As of March 31, 2016, our allowance for loan losses as a percentage of total loans was 0.72% and as a percentage of total nonperforming loans was 77.6%. Although management believes that the allowance for loan losses is adequate to absorb losses on any existing loans that may become uncollectible, we may be required to take additional provisions for loan losses in the future to further supplement the allowance for loan losses, either due to management's decision to do so or because our banking regulators require us to do so. Our bank regulatory agencies will periodically review our allowance for loan losses and the value attributed to nonaccrual loans or to real estate acquired through foreclosure and may require us to adjust our determination of the value for these items. These adjustments may adversely affect our business, financial condition and results of operations.

Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.

        At March 31, 2016, approximately 60.3% of our loan portfolio was comprised of loans with real estate as a primary or secondary component of collateral. As a result, adverse developments affecting real estate values in our market areas could increase the credit risk associated with our real estate loan portfolio. The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the area in which the real estate is located. Adverse changes affecting real estate values and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio, significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses, which could result in losses that would adversely affect profitability. Such declines and losses would have a material adverse impact on our business, results of operations and growth prospects. In addition, if hazardous or toxic substances are found on properties pledged as collateral, the value of the real estate could be impaired. If we foreclose on and take title to such properties, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property's value or limit our ability to use or sell the affected property.

Many of our loans are to commercial borrowers, which have a higher degree of risk than other types of loans.

        At March 31, 2016, we had $1.5 billion of commercial loans, consisting of $897.1 million of commercial real estate loans, $484.6 million of operating commercial loans for which real estate is not the primary source of collateral and $159.5 million of construction and land development loans. Commercial loans represented 76.4% of our total loan portfolio at March 31, 2016. Commercial loans are often larger and involve greater risks than other types of lending. Because payments on such loans are often dependent on the successful operation or development of the property or business involved, repayment of such loans is often more sensitive than other types of loans to adverse conditions in the real estate market or the general business climate and economy. Accordingly, a downturn in the real estate market and a challenging business and economic environment may increase our risk related to commercial loans, particularly commercial real estate loans. Unlike residential mortgage loans, which generally are made on the basis of the borrowers' ability to make repayment from their employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial loans typically are made on the basis of the borrowers' ability to make repayment from the cash flow of the commercial venture. Our operating commercial loans are primarily made based on the identified cash flow of the borrower and secondarily on the collateral underlying the loans. Most often, this collateral consists of accounts receivable, inventory and equipment. Inventory and equipment may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. If the cash flow from business operations is reduced, the borrower's ability to repay the loan may be impaired. Due to the larger average size of each commercial loan as compared with other loans such as residential loans, as well as collateral that is generally less readily-marketable, losses incurred on a small number of commercial loans could have a material adverse impact on our financial condition and results of operations.

The small to midsized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair a borrower's ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.

        We target our business development and marketing strategy primarily to serve the banking and financial services needs of small to midsized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower's ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which we operate and small to medium-sized businesses are adversely affected or our borrowers are otherwise affected by adverse business developments, our business, financial condition and results of operations may be adversely affected.

Real estate construction loans are based upon estimates of costs and values associated with the complete project. These estimates may be inaccurate, and we may be exposed to significant losses on loans for these projects.

        Real estate construction loans comprised approximately 7.9% of our total loan portfolio as of March 31, 2016, and such lending involves additional risks because funds are advanced upon the security of the project, which is of uncertain value prior to its completion, and costs may exceed realizable values in declining real estate markets. Because of the uncertainties inherent in estimating construction costs and the realizable market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated or market values or rental rates decline, we may have inadequate security for the repayment of the loan upon completion of construction of the project. If we are forced to foreclose on a project prior to or at completion due to a default, we may not be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it.

System failure or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities.

        The computer systems and network infrastructure we use could be vulnerable to hardware and cyber security issues. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. We could also experience a breach by intentional or negligent conduct on the part of employees or other internal or external sources, including our third-party vendors. Any damage or failure that causes an interruption in our operations could have an adverse effect on our financial condition and results of operations. In addition, our operations are dependent upon our ability to protect the computer systems and network infrastructure utilized by us, including our internet banking activities, against damage from physical break-ins, cyber security breaches and other disruptive problems caused by the internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability, damage our reputation and inhibit the use of our internet banking services by current and potential customers. We regularly add additional security measures to our computer systems and network infrastructure to mitigate the possibility of cyber security breaches, including firewalls and penetration testing. However, it is difficult or impossible to defend against every risk being posed by changing technologies as well as criminal intent on committing cyber-crime. Increasing sophistication of cyber criminals and terrorists make keeping up with new threats difficult and could result in a breach. Controls employed by our information technology department and cloud vendors could prove inadequate. A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have an adverse effect on our business, financial condition and results of operations.

Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

        We depend to a significant extent on a number of relationships with third-party service providers. Specifically, we receive core systems processing, essential web hosting and other internet systems, deposit processing and other processing services from third-party service providers. If these third-party service providers experience difficulties or terminate their services and we are unable to replace them with other service providers, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected, perhaps materially. Even if we are able to replace them, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.

We are subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

        Employee errors and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

        We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

Our strategy of pursuing growth via acquisitions exposes us to financial, execution and operational risks that could have a material adverse effect on our business, financial position, results of operations and growth prospects.

        Since late 2007, we have been pursuing a strategy of leveraging our human and financial capital by acquiring other financial institutions, including FDIC-assisted acquisitions of failed depository institutions, in our target markets. We have completed several acquisitions in recent years, including most recently the Heartland Bank acquisition and we may continue pursuing this strategy.

        Our acquisition activities could require us to use a substantial amount of cash, other liquid assets, and/or incur debt. In addition, if goodwill recorded in connection with our potential future acquisitions were determined to be impaired, then we would be required to recognize a charge against our earnings, which could materially and adversely affect our results of operations during the period in which the impairment was recognized.

        There are risks associated with an acquisition strategy, including the following:

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  We may incur time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in management's attention being diverted from the operation of our existing business.

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  We are exposed to potential asset and credit quality risks and unknown or contingent liabilities of the banks or businesses we acquire. If these issues or liabilities exceed our estimates, our earnings, capital and financial condition may be materially and adversely affected.

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  The acquisition of other entities generally requires integration of systems, procedures and personnel of the acquired entity. This integration process is complicated and time consuming and can also be disruptive to the customers and employees of the acquired business and our business. If the integration process is not conducted successfully, we may not realize the anticipated economic benefits of acquisitions within the expected time frame, or ever, and we may lose customers or employees of the acquired business. We may also experience greater than anticipated customer losses even if the integration process is successful.

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  To finance an acquisition, we may borrow funds or pursue other forms of financing, such as issuing voting and/or non-voting common stock or convertible preferred stock, which may have high dividend rights or may be highly dilutive to holders of our common stock, thereby increasing our leverage and diminishing our liquidity, or issuing capital stock, which could dilute the interests of our existing shareholders.

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  We may be unsuccessful in realizing the anticipated benefits from acquisitions. For example, we may not be successful in realizing anticipated cost savings. We also may not be successful in preventing disruptions in service to existing customer relationships of the acquired institution, which could lead to a loss in revenues.

        In addition to the foregoing, we may face additional risks in acquisitions to the extent we acquire new lines of business or new products, or enter new geographic areas, in which we have little or no current experience, especially if we lose key employees of the acquired operations. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Our inability to overcome risks associated with acquisitions could have an adverse effect on our ability to successfully implement our acquisition growth strategy and grow our business and profitability.

We may be exposed to unrecoverable losses on loans we have acquired.

        Although we have generally acquired the loan assets of our recent acquisitions at substantial discounts to their unpaid principal balances, we may incur losses on acquired loans. In the case of our two FDIC-assisted transactions, the nature of such transactions does not allow the time normally associated with evaluating and preparing for the integration of an acquired institution. While we entered into customary loss-sharing agreements with the FDIC at the time of those transactions, the loss-sharing protections have begun to expire and will have expired completely by June 30, 2016. In addition, the FDIC has the right to refuse or delay payment for such loan losses if the loss-sharing agreements are not managed in accordance with their terms.

If the goodwill that we recorded in connection with a business acquisition becomes impaired, it could require charges to earnings, which would have a negative impact on our financial condition and results of operations.

        Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets we acquired in connection with the purchase. We review goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying value of the asset might be impaired.

        We determine impairment by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in our results of operations in the periods in which they become known. As of March 31, 2016, our goodwill totaled $46.5 million. There can be no assurance that our future evaluations of goodwill will not result in findings of impairment and related write-downs, which may have a material adverse effect on our financial condition and results of operations.

We may not be able to continue growing our business, particularly if we cannot make acquisitions or increase loans through organic loan growth, either because of an inability to find suitable acquisition candidates, constrained capital resources or otherwise.

        We have grown our consolidated assets from $382.1 million as of December 31, 2007 to $2.9 billion as of March 31, 2016, and our deposits from $301.4 million as of December 31, 2007 to $2.4 billion as of March 31, 2016. Much of this growth has resulted from several acquisitions that we have completed since 2007. While we intend to continue to grow our business through strategic acquisitions coupled with organic loan growth, because certain of our market areas are comprised of mature, rural communities with limited population growth, we anticipate that much of our future growth will be dependent on our ability to successfully implement our acquisition growth strategy. A risk exists, however, that we will not be able to identify suitable additional candidates for acquisitions. In addition, even if suitable targets are identified, we expect to compete for such businesses with other potential bidders, many of which may have greater financial resources than we have, which may adversely affect our ability to make acquisitions at attractive prices. Furthermore, many acquisitions we may wish to pursue would be subject to approvals by bank regulatory authorities, and we cannot predict whether any targeted acquisitions will receive the required regulatory approvals. In light of the foregoing, our ability to continue to grow successfully will depend to a significant extent on our capital resources. It also will depend, in part, upon our ability to attract deposits, identify favorable loan and investment opportunities and on whether we can continue to fund growth while maintaining cost controls and asset quality, as well on other factors beyond our control, such as national, regional and local economic conditions and interest rate trends.

        Also, as our acquired loan portfolio, which produces higher yields than our originated loans due to loan discount accretion on our purchased credit impaired loan portfolio (a component of the accretable yield), is paid down, we expect downward pressure on our income to the extent that the run-off is not replaced with other high-yielding loans. The accretable yield represents the excess of the net present value of expected future cash flows over the acquisition date fair value and includes both the expected coupon of the loan and the discount accretion. For example, the total loan yield for the year ended December 31, 2015 was 5.21%, while the yield generated using only the expected coupon would have been 4.20% during the same period. As a result of the foregoing, if we are unable to replace loans in our existing portfolio with comparable high-yielding loans or a larger volume of loans, we could be adversely affected. We could also be materially and adversely affected if we choose to pursue riskier higher-yielding loans that fail to perform.

The accounting for loans acquired in connection with our acquisitions is based on numerous subjective determinations that may prove to be inaccurate and have a negative impact on our results of operations.

        Loans acquired in connection with our acquisitions have been recorded at estimated fair value on their acquisition date without a carryover of the related allowance for loan losses. In general, the determination of estimated fair value of acquired loans requires management to make subjective determinations regarding discount rate, estimates of losses on defaults, market conditions and other factors that are highly subjective in nature. A risk exists that our estimate of the fair value of acquired loans will prove to be inaccurate and that we ultimately will not recover the amount at which we recorded such loans on our balance sheet, which would require us to recognize losses.

        Loans acquired in connection with acquisitions that have evidence of credit deterioration since origination and for which it is probable at the date of acquisition that we will not collect all contractually required principal and interest payments are accounted for under ASC Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. These credit-impaired loans, like non-credit-impaired loans acquired in connection with our acquisitions, have been recorded at estimated fair value on their acquisition date, based on subjective determinations regarding risk ratings, expected future cash flows and fair value of the underlying collateral, without a carryover of the related allowance for loan losses. We evaluate these loans quarterly to assess expected cash flows. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in cash flows result in a reversal of the provision for loan losses to the extent of prior charges or a reclassification of the difference from non-accretable to accretable with a positive impact on interest income. Because the accounting for these loans is based on subjective measures that can change frequently, we may experience fluctuations in our net interest income and provisions for loan losses attributable to these loans. These fluctuations could negatively impact our results of operations.

We are highly dependent on our management team, and the loss of our senior executive officers or other key employees could harm our ability to implement our strategic plan, impair our relationships with customers and adversely affect our business, results of operations and growth prospects.

        Our success is dependent, to a large degree, upon the continued service and skills of our executive management team, particularly Mr. Leon J. Holschbach, our Chief Executive Officer and President, and Mr. Jeffrey G. Ludwig, our Executive Vice President and Chief Financial Officer.

        Our business and growth strategies are built primarily upon our ability to retain employees with experience and business relationships within their respective market areas. We seek to manage the continuity of our executive management team through regular succession planning. As part of these efforts, we recently entered into a transitional employment agreement with Mr. Holschbach, which contemplates his retirement on December 31, 2018 and his continued service as a director of the Company through the annual meeting of shareholders in 2020. See "Executive Compensation—Employment Agreements." The loss of Mr. Holschbach, Mr. Ludwig or any of our other key personnel could have an adverse impact on our business and growth because of their skills, years of industry experience, knowledge of our market areas, the difficulty of finding qualified replacement personnel, particularly in light of the fact that we are headquartered outside of a major metropolitan area, and any difficulties associated with transitioning of responsibilities to any new members of the executive management team. In addition, although we have non-competition agreements with each of our seven executive officers and with several others of our senior personnel, we do not have any such agreements with other employees who are important to our business, and in any event the enforceability of non-competition agreements varies across the states in which we do business. While our mortgage originators, loan officers and wealth management professionals are generally subject to non-solicitation provisions as part of their employment, our ability to enforce such agreements may not fully mitigate the injury to our business from the breach of such agreements, as such employees could leave us and immediately begin soliciting our customers. The departure of any of our personnel who are not subject to enforceable non-competition agreements could have a material adverse impact on our business, results of operations and growth prospects.

Fluctuations in interest rates may reduce net interest income and otherwise negatively impact our financial condition and results of operations.

        Shifts in short-term interest rates may reduce net interest income, which is the principal component of our earnings. Net interest income is the difference between the amounts received by us on our interest-earning assets and the interest paid by us on our interest-bearing liabilities. When interest rates rise, the rate of interest we pay on our liabilities, such as deposits, rises more quickly than the rate of interest that we receive on our interest-bearing assets, such as loans, which may cause our profits to decrease. The impact on earnings is more adverse when the slope of the yield curve flattens, that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates.

        Interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default. At the same time, the marketability of the underlying property may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their mortgages and other indebtedness at lower rates. At March 31, 2016, total gross loans were 78.3% of our total earning assets and exhibited a positive 10.2% sensitivity to rising interest rates in a 100 basis point parallel shock.

        Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. Subsequently, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income.

        Rising interest rates will result in a decline in value of the fixed-rate debt securities we hold in our investment securities portfolio. The unrealized losses resulting from holding these securities would be recognized in other comprehensive income (loss) and reduce total shareholders' equity. Unrealized losses do not negatively impact our regulatory capital ratios; however, tangible common equity and the associated ratios would be reduced. If debt securities in an unrealized loss position are sold, such losses become realized and will reduce our regulatory capital ratios.

        If short-term interest rates remain at their historically low levels for a prolonged period, and assuming longer term interest rates fall further, we could experience net interest margin compression as our interest earning assets would continue to reprice downward while our interest-bearing liability rates could fail to decline in tandem. This would have a material adverse effect on our net interest income and our results of operations.

Liquidity risks could affect operations and jeopardize our business, financial condition, and results of operations.

        Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and/or investment securities and from other sources could have a substantial negative effect on our liquidity. Our most important source of funds consists of our customer deposits, including escrow deposits held in connection with our commercial mortgage servicing business. Such deposit balances can decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff, or, in connection with our commercial mortgage servicing business, third parties for whom we provide servicing choose to terminate that relationship with us. If customers move money out of bank deposits and into other investments, we could lose a relatively low cost source of funds, which would require us to seek wholesale funding alternatives in order to continue to grow, thereby increasing our funding costs and reducing our net interest income and net income.

        Other primary sources of funds consist of cash from operations, investment maturities and sales, and proceeds from the issuance and sale of our equity and debt securities to investors. Additional liquidity is provided by brokered deposits, repurchase agreements and the ability to borrow from the Federal Reserve Bank and the Federal Home Loan Bank of Chicago. We also may borrow from third-party lenders from time to time. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms that are acceptable to us could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry.

        Any decline in available funding could adversely impact our ability to continue to implement our strategic plan, including originate loans, invest in securities, meet our expenses, pay dividends to our shareholders or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

We may need to raise additional capital in the future, and if we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our financial condition, liquidity and results of operations, as well as our ability to maintain regulatory compliance, would be adversely affected.

        We face significant capital and other regulatory requirements as a financial institution. Although management believes that funds raised in this offering will be sufficient to fund operations and growth initiatives for at least the next eighteen to twenty-four months based on our estimated future operations, we may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, which could include the possibility of financing acquisitions. In addition, the Company, on a consolidated basis, and the Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. Importantly, regulatory capital requirements could increase from current levels, which could require us to raise additional capital or contract our operations. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on our financial condition and performance. Accordingly, we cannot assure you that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to maintain capital to meet regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.

Decreased residential and commercial mortgage origination, volume and pricing decisions of competitors, and changes in interest rates, may adversely affect our profitability.

        We currently operate a residential and commercial mortgage origination and servicing business. Changes in interest rates and pricing decisions by our loan competitors may adversely affect demand for our mortgage loan products, the revenue realized on the sale of loans, revenues received from servicing such loans and the valuation of our mortgage servicing rights. New regulations, increased regulatory reviews, and/or changes in the structure of the secondary mortgage markets which we would utilize to sell mortgage loans may be introduced and may increase costs and make it more difficult to operate a residential and commercial mortgage origination and servicing business.

We could recognize losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

        As of March 31, 2016, the fair value of our securities portfolio was approximately $325.6 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities acquired by us are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities or our own analysis of the value of the security, defaults by the issuer or individual mortgagors with respect to the underlying securities, and continued instability in the credit markets. Any of the foregoing factors could cause an other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on our financial condition and results of operations.

Downgrades in the credit rating of one or more insurers that provide credit enhancement for our state and municipal securities portfolio may have an adverse impact on the market for and valuation of these types of securities.

        We invest in tax-exempt state and local municipal securities, some of which are insured by monoline insurers. As of March 31, 2016, we had $109.1 million of municipal securities, which represented 34.1% of our total securities portfolio. Since the economic crisis unfolded in 2008, several of these insurers have come under scrutiny by rating agencies. Even though management generally purchases municipal securities on the overall credit strength of the issuer, the reduction in the credit rating of an insurer may negatively impact the market for and valuation of our investment securities. Such downgrade could adversely affect our liquidity, financial condition and results of operations.

Our mortgage banking profitability could significantly decline if we are not able to originate and resell a high volume of mortgage loans.

        Mortgage production, especially refinancing activity, declines in rising interest rate environments. While we have been experiencing historically low interest rates over the last few years, this low interest rate environment likely will not continue indefinitely. Moreover, when interest rates increase further, there can be no assurance that our mortgage production will continue at current levels. Because we sell a substantial portion of the mortgage loans we originate, the profitability of our mortgage banking business also depends in large part on our ability to aggregate a high volume of loans and sell them in the secondary market at a gain. Thus, in addition to our dependence on the interest rate environment, we are dependent upon (i) the existence of an active secondary market and (ii) our ability to profitably sell loans or securities into that market. If our level of mortgage production declines, the profitability will depend upon our ability to reduce our costs commensurate with the reduction of revenue from our mortgage operations.

        Our ability to originate and sell mortgage loans readily is dependent upon the availability of an active secondary market for single-family mortgage loans, which in turn depends in part upon the continuation of programs currently offered by government-sponsored entities ("GSEs") and other institutional and non-institutional investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Because the largest participants in the secondary market are Fannie Mae and Freddie Mac, GSEs whose activities are governed by federal law, any future changes in laws that significantly affect the activity of these GSEs could, in turn, adversely affect our operations. In September 2008, Fannie Mae and Freddie Mac were placed into conservatorship by the U.S. government. The federal government has for many years considered proposals to reform Fannie Mae and Freddie Mac, but the results of any such reform, and their impact on us, are difficult to predict. To date, no reform proposal has been enacted.

        In addition, our ability to sell mortgage loans readily is dependent upon our ability to remain eligible for the programs offered by the GSEs and other institutional and non-institutional investors. Any significant impairment of our eligibility with any of the GSEs could materially and adversely affect our operations. Further, the criteria for loans to be accepted under such programs may be changed from time to time by the sponsoring entity, which could result in a lower volume of corresponding loan originations. The profitability of participating in specific programs may vary depending on a number of factors, including our administrative costs of originating and purchasing qualifying loans and our costs of meeting such criteria.

Our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our business and the value of our stock.

        We are a community bank, and our reputation is one of the most valuable components of our business. Similarly, Love Funding Corporation and Heartland Business Credit Corporation operate in niche markets where reputation is critically important. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results and the value of our stock may be materially adversely affected.

Our risk management framework may not be effective in mitigating risks and/or losses to us.

        Our risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances or that it will adequately mitigate any risk or loss to us. If our framework is not effective, we could suffer unexpected losses and our business, financial condition, results of operations or growth prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences.

Changes in accounting standards could materially impact our financial statements.

        From time to time, the Financial Accounting Standards Board or the SEC may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in our needing to revise or restate prior period financial statements.

The obligations associated with being a public company will require significant resources and management attention, which may divert from our business operations.

        As a result of this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, or Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition with the SEC. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. We anticipate that these costs will materially increase our general and administrative expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our strategic plan, which could prevent us from successfully implementing our growth initiatives and improving our business, results of operations and financial condition.

        As an "emerging growth company" as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and an exemption from the requirement to obtain an attestation from our auditors on management's assessment of our internal control over financial reporting. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We are subject to claims and litigation pertaining to our fiduciary responsibilities.

        Some of the services we provide, such as wealth management services, require us to act as fiduciaries for our customers and others. From time to time, third parties make claims and take legal action against us pertaining to the performance of our fiduciary responsibilities. If these claims and legal actions are not resolved in a manner favorable to us, we may be exposed to significant financial liability and/or our reputation could be damaged. Either of these results may adversely impact demand for our products and services or otherwise have a harmful effect on our business and, in turn, on our financial condition and results of operations.

We have a continuing need for technological change, and we may not have the resources to effectively implement new technology or we may experience operational challenges when implementing new technology.

        The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our market area. We may experience operational challenges as we implement these new technology enhancements, or seek to implement them across all of our offices and business units, which could result in us not fully realizing the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.

        Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that we will be able to offer, which would put us at a competitive disadvantage. Accordingly, a risk exists that we will not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers.

Real estate market volatility and future changes in our disposition strategies could result in net proceeds that differ significantly from our other real estate owned fair value appraisals.

        As of March 31, 2016, we had $4.7 million of other real estate owned. Our other real estate owned portfolio consists of properties that we obtained through foreclosure or through an in-substance foreclosure in satisfaction of loans. Properties in our other real estate owned portfolio are recorded at the lower of the recorded investment in the loans for which the properties previously served as collateral or the "fair value," which represents the estimated sales price of the properties on the date acquired less estimated selling costs. Generally, in determining "fair value," an orderly disposition of the property is assumed, except where a different disposition strategy is expected. Significant judgment is required in estimating the fair value of other real estate owned property, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility.

        In response to market conditions and other economic factors, we may utilize alternative sale strategies other than orderly disposition as part of our other real estate owned disposition strategy, such as immediate liquidation sales. In this event, as a result of the significant judgments required in estimating fair value and the variables involved in different methods of disposition, the net proceeds realized from such sales transactions could differ significantly from appraisals, comparable sales and other estimates used to determine the fair value of our other real estate owned properties.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition, and could result in further losses in the future.

        As of March 31, 2016, our nonperforming loans (which consist of nonaccrual loans, loans past due 90 days or more and still accruing interest and loans modified under troubled debt restructurings) totaled $18.8 million, or 0.9% of our loan portfolio, and our nonperforming assets (which include nonperforming loans plus other real estate owned that is not covered by a loss-sharing agreement with the FDIC and is not government guaranteed) totaled $22.3 million, or 0.8% of total assets. In addition, we had $6.6 million in accruing loans that were 31-89 days delinquent as of March 31, 2016.

        Our nonperforming assets adversely affect our net income in various ways. We do not record interest income on nonaccrual loans or other real estate owned, thereby adversely affecting our net income and returns on assets and equity, increasing our loan administration costs and adversely affecting our efficiency ratio. When we take collateral in foreclosure and similar proceedings, we are required to mark the collateral to its then-fair market value, which may result in a loss. These nonperforming loans and other real estate owned also increase our risk profile and the level of capital our regulators believe is appropriate for us to maintain in light of such risks. The resolution of nonperforming assets requires significant time commitments from management and can be detrimental to the performance of their other responsibilities. If we experience increases in nonperforming loans and nonperforming assets, our net interest income may be negatively impacted and our loan administration costs could increase, each of which could have an adverse effect on our net income and related ratios, such as return on assets and equity.

We depend on the accuracy and completeness of information provided by customers and counterparties.

        In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information. In deciding whether to extend credit, we may rely upon our customers' representations that their financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We also may rely on customer representations and certifications, or other audit or accountants' reports, with respect to the business and financial condition of our clients. Our financial condition, results of operations, financial reporting and reputation could be negatively affected if we rely on materially misleading, false, inaccurate or fraudulent information.

If we breach any of the representations or warranties we make to a purchaser of our mortgage loans, we may be liable to the purchaser for certain costs and damages.

        When we sell or securitize mortgage loans in the ordinary course of business, we are required to make certain representations and warranties to the purchaser about the mortgage loans and the manner in which they were originated. Under these agreements, we may be required to repurchase mortgage loans if we have breached any of these representations or warranties, in which case we may record a loss. In addition, if repurchase and indemnity demands increase on loans that we sell from our portfolios, our liquidity, results of operations and financial condition could be adversely affected.

We face strong competition from financial services companies and other companies that offer banking, mortgage, leasing, and wealth management services and providers of FHA financing and servicing, which could harm our business.

        Our operations consist of offering banking and mortgage services, and we also offer commercial FHA financing, trust, wealth management and leasing services to generate noninterest income. Many of our competitors offer the same, or a wider variety of, banking and related financial services within our market areas. These competitors include national banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In addition, a number of out-of-state financial intermediaries have opened production offices or otherwise solicit deposits in our market areas. Additionally, we face growing competition from so-called "online businesses" with few or no physical locations, including online banks, lenders and consumer and commercial lending platforms, as well as automated retirement and investment service providers. Increased competition in our markets may result in reduced loans, deposits and commissions and brokers' fees, as well as reduced net interest margin and profitability. Ultimately, we may not be able to compete successfully against current and future competitors. If we are unable to attract and retain banking, mortgage, leasing and wealth management customers, we may be unable to continue to grow our business, and our financial condition and results of operations may be adversely affected.

If we violate HUD lending requirements, or if the federal government shuts down or otherwise fails to fully fund the federal budget, our commercial FHA origination business could be adversely affected.

        We originate, sell and service loans under FHA insurance programs, and make certifications regarding compliance with applicable requirements and guidelines. If we were to violate these requirements and guidelines, or other applicable laws, or if the FHA loans we originate show a high frequency of loan defaults, we could be subject to monetary penalties and indemnification claims, and could be declared ineligible for FHA programs. Any inability to engage in our commercial FHA origination and servicing business would lead to a decrease in our net income.

        In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time in recent years. Federal governmental entities, such as HUD, that rely on funding from the federal budget, could be adversely affected in the event of a government shut-down, which could have a material adverse effect on our commercial FHA origination business and our results of operations.

Risks Related to the Business Environment and Our Industry

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.

        The Dodd-Frank Act, among other things, imposed new capital requirements on bank holding companies; changed the base for FDIC insurance assessments to a bank's average consolidated total assets minus average tangible equity, rather than upon its deposit base; permanently raised the current standard deposit insurance limit to $250,000; and expanded the FDIC's authority to raise insurance premiums. The Dodd-Frank Act established the Consumer Financial Protection Bureau as an independent entity within the Federal Reserve, which has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards and contains provisions on mortgage-related matters, such as steering incentives, determinations as to a borrower's ability to repay and prepayment penalties. Although the applicability of certain elements of the Dodd-Frank Act is limited to institutions with more than $10 billion in assets, there can be no guarantee that such applicability will not be extended in the future or that regulators or other third parties will not seek to impose such requirements on institutions with less than $10 billion in assets, such as the Bank.

        Compliance with the Dodd-Frank Act and its implementing regulations has and will continue to result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

        In addition, new proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the bank and non-bank financial services industries and impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on our business, financial condition and results of operations.

As a result of the Dodd-Frank Act and recent rulemaking, we are subject to more stringent capital requirements.

        In July 2013, the U.S. federal banking authorities approved the implementation of the Basel III regulatory capital reforms, or Basel III, and issued rules effecting certain changes required by the Dodd-Frank Act. Basel III is applicable to all U.S. banks that are subject to minimum capital requirements as well as to bank and saving and loan holding companies, other than "small bank holding companies" (generally bank holding companies with consolidated assets of less than $1.0 billion). Basel III not only increases most of the required minimum regulatory capital ratios, it introduces a new common equity Tier 1 capital ratio and the concept of a capital conservation buffer. Basel III also expands the current definition of capital by establishing additional criteria that capital instruments must meet to be considered additional Tier 1 and Tier 2 capital. In order to be a "well-capitalized" depository institution under the new regime, an institution must maintain a common equity Tier 1 capital ratio of 6.5% or more; a Tier 1 capital ratio of 8% or more; a total capital ratio of 10% or more; and a leverage ratio of 5% or more. Institutions must also maintain a capital conservation buffer consisting of common equity Tier 1 capital. The Basel III capital rules became effective as applied to us and the Bank on January 1, 2015 with a phase-in period that generally extends through January 1, 2019 for many of the changes.

        The failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect customer and investor confidence, our costs of funds and FDIC insurance costs, our ability to pay dividends on our common stock, our ability to make acquisitions, and our business, results of operations and financial conditions, generally.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

        In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

        The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

        The Federal Reserve, the FDIC, and the Illinois Department of Financial and Professional Regulation periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil money penalties, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have an adverse effect on our business, financial condition and results of operations.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

        The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations prohibit discriminatory lending practices by financial institutions. The U.S. Department of Justice, federal banking agencies, and other federal agencies are responsible for enforcing these laws and regulations. A challenge to an institution's compliance with fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

        The Bank Secrecy Act, the USA Patriot Act and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other anti-money laundering requirements. The federal banking agencies and Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans.

        Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

The Federal Reserve may require us to commit capital resources to support the Bank.

        As a matter of policy, the Federal Reserve expects a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. The Dodd-Frank Act codified the Federal Reserve's policy on serving as a source of financial strength. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a holding company to its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the Company to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.

We may be adversely affected by the soundness of other financial institutions.

        Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. These losses or defaults could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Additionally, if our competitors were extending credit on terms we found to pose excessive risks, or at interest rates which we believed did not warrant the credit exposure, we may not be able to maintain our business volume and could experience deteriorating financial performance.

Risks Related to this Offering and an Investment in Our Common Stock

An active, liquid trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the public offering price, or at all.

        Prior to this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition.

The price of our common stock could be volatile following this offering.

        The market price of our common stock following this offering may be volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include, among other things:

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  actual or anticipated variations in our quarterly results of operations;

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  recommendations by securities analysts;

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  operating and stock price performance of other companies that investors deem comparable to us;

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  news reports relating to trends, concerns and other issues in the financial services industry generally;

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  perceptions in the marketplace regarding us and/or our competitors;

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  new technology used, or services offered, by competitors; and

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  changes in government regulations.

        In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

An investment in our common stock is not an insured deposit.

        An investment in our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described herein, and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you could lose some or all of your investment.

If equity research analysts do not publish research or reports about our business, or if they do publish such reports but issue unfavorable commentary or downgrade our common stock, the price and trading volume of our common stock could decline.

        The trading market for our common stock could be affected by whether equity research analysts publish research or reports about us and our business. We cannot predict at this time whether any research analysts will publish research and reports on us and our common stock. If one or more equity analysts do cover us and our common stock and publish research reports about us, the price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

        If any of the analysts who elect to cover us downgrades our stock, our stock price could decline rapidly. If any of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

Our dividend policy may change.

        Although we have historically paid dividends to our shareholders and currently intend to generally maintain our current dividend levels, we have no obligation to continue doing so and may change our dividend policy at any time without notice to our shareholders. Holders of our common stock are only entitled to receive such cash dividends as our board of directors, in its discretion, may declare out of funds legally available for such payments. Furthermore, consistent with our strategic plans, growth initiatives, capital availability, projected liquidity needs, and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends paid to our common shareholders.

        We are a separate and distinct legal entity from our subsidiaries, including the Bank. We receive substantially all of our revenue from dividends from the Bank, which we use as the principal source of funds to pay our expenses. Various federal and/or state laws and regulations limit the amount of dividends that the Bank and certain of our non-bank subsidiaries may pay us. Such limits are also tied to the earnings of our subsidiaries. If the Bank does not receive regulatory approval or if our subsidiaries' earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels, our ability to pay our expenses and our business, financial condition or results of operations could be materially and adversely impacted.

Shares of certain shareholders may be sold into the public market in the near future. This could cause the market price of our common stock to drop significantly.

        In connection with this offering, we, our directors, our executive officers and certain of our shareholders have each agreed to enter into lock-up agreements that restrict the sale of their holdings of our common stock for a period of 180 days from the date of this prospectus, subject to an extension in certain circumstances. The underwriters, in their discretion, may release any of the shares of our common stock subject to these lock-up agreements at any time without notice. In addition, after this offering, approximately 7,273,567 shares of our common stock that are currently issued and outstanding will not be subject to lock-up. The resale of such shares could cause the market price of our stock to drop significantly, and concerns that those sales may occur could cause the trading price of our common stock to decrease or to be lower than it might otherwise be.

        In addition, several of our shareholders have demand (beginning 180 days after the registration statement of which this prospectus is a part becomes effective) and piggyback registration rights pursuant to registration rights agreements with respect to the shares of our common stock that these holders own. As of the date of this prospectus, these holders owned 3,376,840 shares of our common stock, 827,748 of which are included in this offering. Any shares registered pursuant to the registration rights agreement would be freely tradable in the public market following customary lock-up periods.

See "Shares Eligible for Future Sale." In addition, immediately following this offering, we intend to file a registration statement on Form S-8 registering under the Securities Act of 1933, as amended, or the Securities Act, the shares of common stock reserved for issuance in respect of incentive awards issued under our equity incentive plans. If a large number of shares are sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital.

Our management will have broad discretion as to the use of proceeds from this offering, and we may not use the proceeds effectively.

        We are not required to apply any portion of the net proceeds of this offering for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. A portion of the proceeds are expected to be used to provide additional capital as a cushion against minimum regulatory capital requirements, which may tend to reduce our return on equity as opposed to if such proceeds were used for further growth. Our shareholders may not agree with the manner in which our management chooses to allocate and invest the net proceeds. We may not be successful in using the net proceeds from this offering to increase our profitability or market value and we cannot predict whether the proceeds will be invested to yield a favorable return.

Failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business and stock price.

        As a private company, we are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company after completion of this offering, we will be required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. In particular, we will be required to certify our compliance with Section 404 of the Sarbanes-Oxley Act beginning with our second annual report on Form 10-K, which will require us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. Furthermore, unless we remain an emerging growth company and elect additional transitional relief available to emerging growth companies, or we qualify as a smaller reporting company under applicable SEC rules, then our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting, beginning as of that second annual report.

        If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors, counterparties and customers may lose confidence in the accuracy and completeness of our financial statements and reports; our liquidity, access to capital markets and perceptions of our creditworthiness could be adversely affected; and the market price of our common stock could decline. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, the Board of Governors of the Federal Reserve System, the FDIC, the OCC or other regulatory authorities, which could require additional financial and management resources. These events could have an adverse effect on our business, financial condition and results of operations.

You will incur immediate dilution as a result of this offering.

        If you purchase common stock in this offering, you will pay more for your shares than our existing net tangible book value per share. As a result, you will incur immediate dilution of $6.24 per share, representing the difference between the assumed public offering price of $23.00 per share (the mid-point of the range set forth on the cover page of this prospectus) and our adjusted net tangible book value per share after giving effect to this offering. This represents 27.1% dilution from the public offering price.

Future equity issuances could result in dilution, which could cause our common stock price to decline.

        We are generally not restricted from issuing additional shares of our common stock, up to the 35 million shares of voting common stock and 5 million shares of non-voting common stock authorized in our articles of incorporation, which in each case could be increased by a vote of a majority of our shares. We may issue additional shares of our common stock in the future pursuant to current or future equity compensation plans, upon conversions of preferred stock or debt, upon exercise of warrants or in connection with future acquisitions or financings. If we choose to raise capital by selling shares of our common stock for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

        Although there are currently no shares of our preferred stock issued and outstanding, our articles of organization authorize us to issue up to 4 million shares of one or more series of preferred stock. The board also has the power, without shareholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of our shareholders may impede a takeover of us and prevent a transaction perceived to be favorable to our shareholders.

The holders of our debt obligations and preferred stock, if any, will have priority over our common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest and dividends.

        In any liquidation, dissolution or winding up of the Company, our common stock would rank below all claims of debt holders against us and claims of all of our outstanding shares of preferred stock. As of March 31, 2016, we had outstanding $61.9 million of subordinated notes and $37.1 million of trust preferred securities (which reflects a discount of $15.9 million to the aggregate principal balance of $53.0 million as a result of purchase accounting adjustments).

        As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution or winding up of the Company until after all of our obligations to our debt holders have been satisfied and holders of trust preferred securities and senior equity securities, including preferred shares, if any, have received any payment or distribution due to them. In addition, we are required to pay interest on our subordinated notes and dividends on our trust preferred securities and preferred stock before we pay any dividends on our common stock.

Provisions in our charter documents and Illinois law may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.

        Provisions of our charter documents and the Illinois Business Corporation Act of 1983, or the IBCA, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial by our shareholders. Furthermore, with certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock. Moreover, the combination of these provisions effectively inhibits certain mergers or other business combinations, which, in turn, could adversely affect the market price of our common stock.

We are an "emerging growth company," and the reduced regulatory and reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

        We are an "emerging growth company," as described in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments. The JOBS Act also permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we have irrevocably "opted out" of this provision, and we will comply with new or revised accounting standards to the same extent that compliance is required for non-emerging growth companies.

        We may take advantage of these provisions for up to five years, unless we earlier cease to be an emerging growth company, which would occur if our annual gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period, or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. Investors may find our common stock less attractive if we rely on the exemptions, which may result in a less active trading market and increased volatility in our stock price.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "might," "should," "could," "predict," "potential," "believe," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "projection," "goal," "target," "outlook," "aim," "would," "annualized" and "outlook," or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

        A number of important factors could cause our actual results to differ materially from those indicated in these forward-looking statements, including those factors identified in "Risk Factors" or "Management's Discussion and Analysis of Financial Condition and Results of Operations" or the following:

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  business and economic conditions, particularly those affecting the financial services industry and our primary market areas;

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  our ability to successfully manage our credit risk and the sufficiency of our allowance for loan loss;

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  factors that can impact the performance of our loan portfolio, including real estate values and liquidity in our primary market areas, the financial health of our commercial borrowers and the success of construction projects that we finance, including any loans acquired in acquisition transactions;

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  compliance with governmental and regulatory requirements, including the Dodd-Frank Act and others relating to banking, consumer protection, securities and tax matters, and our ability to maintain licenses required in connection with commercial mortgage origination, sale and servicing operations;

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  our ability to identify and address cyber-security risks, fraud and systems errors;

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  risks related to our acquisition strategy, including our ability to identify suitable acquisition candidates, exposure to potential asset and credit quality risks and unknown or contingent liabilities, the time and costs of integrating systems, procedures and personnel, the need for capital to finance such transactions, our ability to obtain required regulatory approvals and possible failures in realizing the anticipated benefits from acquisitions;

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  our ability to effectively execute our strategic plan and manage our growth;

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  accounting treatment for loans acquired in connection with our acquisitions;

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  changes in our senior management team and our ability to attract, motivate and retain qualified personnel;

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  governmental monetary and fiscal policies, and changes in market interest rates;

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  liquidity issues, including fluctuations in the fair value and liquidity of the securities we hold for sale and our ability to raise additional capital, if necessary;

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  incremental costs and obligations associated with operating as a public company;

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  effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;

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  the impact of any claims or legal actions to which we may be subject, including any effect on our reputation;

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  changes in federal tax law or policy; and

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  risks related to this offering.

        The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. Because of these risks and other uncertainties, our actual future results, performance or achievement, or industry results, may be materially different from the results indicated by the forward looking statements in this prospectus. In addition, our past results of operations are not necessarily indicative of our future results. You should not rely on any forward looking statements, which represent our beliefs, assumptions and estimates only as of the dates on which they were made, as predictions of future events. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $63.4 million (or approximately $75.9 million if the underwriters exercise their option to purchase additional shares from us in full), based on an assumed public offering price of $23.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus. Each $1.00 increase or decrease in the assumed public offering price of $23.00 per share would increase or decrease the net proceeds to us from this offering by approximately $2.8 million (or approximately $3.4 million if the underwriters exercise their purchase option in full). We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders.

        We intend to contribute $25.0 million of the net proceeds that we receive from this offering to the Bank, of which approximately $4.8 million is expected to be used in connection with the pending acquisition of wealth management assets from Sterling National Bank, and to use the remainder for general corporate purposes, which could include future acquisitions and other growth initiatives. We do not have any current specific plan for such remaining net proceeds, and do not have any current plans, arrangements or understandings to make any material acquisitions or to establish any de novo bank branches, other than our planned de novo bank branch in St. Louis, Missouri that we expect to open in 2017. Our management will retain broad discretion to allocate the net proceeds of this offering. The precise amounts and timing of our use of the proceeds will depend upon market conditions, among other factors.

 DIVIDEND POLICY

        It has been our policy to pay quarterly dividends to holders of our common stock, and we intend to generally maintain our current dividend levels. Our dividend policy and practice may change in the future, however, and our board of directors may change or eliminate the payment of future dividends at its discretion, without notice to our shareholders. Any future determination to pay dividends to holders of our common stock will depend on our results of operations, financial condition, capital requirements, banking regulations, contractual restrictions and any other factors that our board of directors may deem relevant.

        The following table shows recent quarterly dividends on our common stock during the periods indicated.

Quarterly Period	Amount Per Share	Payment Date
Second Quarter 2016	$0.18	May 9, 2016
First Quarter 2016	0.18	February 8, 2016
Fourth Quarter 2015	0.17	November 9, 2015
Third Quarter 2015	0.16	August 10, 2015
Second Quarter 2015	0.16	May 7, 2015
First Quarter 2015	0.16	February 9, 2015
Fourth Quarter 2014	0.15	November 7, 2014
Third Quarter 2014	0.15	August 7, 2014
Second Quarter 2014	0.15	May 7, 2014
First Quarter 2014	0.14	February 7, 2014

Dividend Restrictions

        Under the terms of our subordinated notes issued in June 2015 and the related subordinated note purchase agreements, we are not permitted to declare or pay any dividends on our capital stock if an event of default occurs under the terms of the subordinated notes. Additionally, under the terms of such notes, we are not permitted to declare or pay any dividends on our capital stock if we are not "well capitalized" for regulatory purposes immediately prior to the payment of such dividend.

        As a bank holding company, our ability to pay dividends is affected by the policies and enforcement powers of the Federal Reserve. See "Supervision and Regulation—The Company—Dividend Payments." In addition, because we are a holding company, we are dependent upon the payment of dividends by the Bank to us as our principal source of funds to pay dividends in the future, if any, and to make other payments. The Bank is also subject to various legal, regulatory and other restrictions on its ability to pay dividends and make other distributions and payments to us. See "Supervision and Regulation—The Bank—Dividend Payments."

 CAPITALIZATION

        The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, as of March 31, 2016, on an actual basis and on an as adjusted basis after giving effect to the net proceeds from the sale by us of 3,044,252 shares (assuming the underwriters do not exercise their overallotment option) at an assumed public offering price of $23.00 per share, which is the midpoint of the price range on the cover of this prospectus, after deducting underwriting discounts and estimated offering expenses. You should read the following table in conjunction with the sections titled "Selected Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2016
	Actual	As adjusted(3)
	(dollars in thousands)
Long-term debt:
Subordinated notes	$61,903	$61,903
Trust preferred debentures(1)	37,142	37,142

Total long-term debt	99,045	99,045
Shareholders' equity:
Preferred stock, par value $2.00 per share, 4,000,000 shares authorized, no shares outstanding actual and as adjusted	—	—
Common stock, par value $0.01 per share, 35,000,000 shares authorized, 11,804,779 shares outstanding actual and 14,849,031 shares outstanding as adjusted	118	148
Non-voting common stock, par value $0.01 per share, 5,000,000 shares authorized, no shares outstanding actual and as adjusted	—	—
Capital surplus	136,232	199,586
Retained earnings	93,893	93,893
Accumulated other comprehensive income	8,143	8,143
Noncontrolling interest	175	175

Total shareholders' equity	238,561	301,945

Total capitalization	$337,606	$400,990

Capital ratios (consolidated):
Tangible common equity to tangible assets(2)	6.52%	8.56%
Tier 1 common capital to risk-weighted assets	6.40%	9.23%
Tier 1 leverage	7.25%	9.49%
Tier 1 capital to risk-weighted assets	8.48%	11.36%
Total capital to risk-weighted assets	11.67%	14.52%

(1)
Consists of junior subordinated debentures issued in connection with our trust preferred securities. Amount shown reflects a discount of $15.9 million to the aggregate principal balance of $53.0 million as a result of purchase accounting adjustments.

(2)
Tangible common equity to tangible assets is a non-GAAP financial measure. See "Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures" for a reconciliation of this measure to its most comparable GAAP measure.

(3)
A $1.00 increase (decrease) in the assumed public offering price of $23.00 per share, which is the midpoint of the price range on the cover of this prospectus, would increase (decrease) the as adjusted amount of each of capital surplus, total shareholders' equity and total capitalization by approximately $2.8 million, assuming no change to the number of shares offered by us as set forth on the cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses.

The table assumes the underwriters do not exercise their option to purchase additional shares from us.

 DILUTION

        If you purchase shares of our common stock in this offering, your ownership interest will experience immediate book value dilution to the extent the public offering price per share exceeds our net tangible book value per share immediately after this offering. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding.

        Our net tangible book value at March 31, 2016 was $185.4 million, or $15.71 per share based on the number of shares outstanding as of such date. After giving effect to our sale of 3,044,252 shares in this offering at an assumed public offering price of $23.00 per share, which is the midpoint of the price range on the cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses, our as adjusted net tangible book value at March 31, 2016 would have been approximately $248.8 million, or $16.76 per share. Therefore, under those assumptions this offering would result in an immediate increase of $1.05 in the net tangible book value per share to our existing shareholders, and immediate dilution of $6.24 in the net tangible book value per share to investors purchasing shares in this offering. The following table illustrates this per share dilution.

Assumed public offering price per share		$23.00
Net tangible book value per share at March 31, 2016	$15.71
Increase in net tangible book value per share attributable to this offering	1.05

As adjusted net tangible book value per share after this offering		16.76

Dilution in net tangible book value per share to new investors		$6.24

        If the underwriters exercise their option to purchase additional shares from us in full, the as adjusted net tangible book value after giving effect to this offering would be $16.94 per share. This represents an increase in net tangible book value of $1.23 per share to existing shareholders and dilution of $6.06 per share to new investors.

        A $1.00 increase (decrease) in the assumed public offering price of $23.00 per share, which is the midpoint of the price range on the cover of this prospectus, would increase (decrease) our net tangible book value by $2.8 million, or $0.19 per share, and the dilution to new investors by $0.81 per share, assuming no change to the number of shares offered by us as set forth on the cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses.

        The following table sets forth information regarding the shares issued to, and consideration paid by, our existing shareholders and the shares to be issued to, and consideration to be paid by, investors in this offering at an assumed public offering price of $23.00 per share, which is the midpoint of the price range on the cover of this prospectus, before deducting underwriting discounts and estimated offering expenses.

			Total consideration
	Shares purchased
			Amount (in thousands)		Average price per share
	Number	Percent		Percent
Shareholders as of March 31, 2016	9,409,789	75.6%	$86,295	55.2%	$9.17
Investors in this offering	3,044,252	24.4	70,018	44.8	23.00

Total	12,454,041	100.0%	$156,313	100.0%	$12.55

        The tables above exclude 1,225,054 shares of common stock issuable upon exercise of stock options outstanding at March 31, 2016 at a weighted average exercise price of $17.52 per share, 125,000 shares of our common stock issuable upon exercise of a warrant at an exercise price of $16.00 per share,

1,057,273 shares of common stock reserved at March 31, 2016 in connection with options and restricted stock awards that remain available for issuance under our Second Amended and Restated 2010 Long-Term Incentive Plan, 63,928 shares of common stock issuable upon vesting of unvested restricted stock, 7,596 shares of common stock issuable upon the vesting of unvested restricted stock unit awards, 2,394,990 shares of common stock issued as consideration in past acquisitions, and up to 571,429 shares of our common stock that may be issuable pursuant to an earn-out payment obligation in connection with the Company's acquisition of Heartland Bank. As of March 31, 2016, we anticipate that no shares will be issued pursuant to this earn-out obligation. To the extent that such options or warrant are exercised, or earn-out obligations are paid, or other equity awards are issued, investors participating in the offering will experience further dilution.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected historical consolidated financial data as of the dates and for the periods shown. The selected balance sheet data as of December 31, 2015 and 2014 and the selected income statement data for the years ended December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected balance sheet data as of December 31, 2013, 2012 and 2011 and the selected income statement data for the years ended December 31, 2012 and 2011 have been derived from our audited consolidated financial statements that are not included in this prospectus. The summary consolidated financial data as of and for the three months ended March 31, 2016 and 2015 is derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus and includes all normal and recurring adjustments that we consider necessary for a fair presentation. Operating results for the three months ended March 31, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016.

        As described elsewhere in this prospectus, we have consummated several acquisitions in recent fiscal periods. The results and other financial data of these acquired operations are not included in the table below for the periods prior to their respective acquisition dates and, therefore, the financial data for these prior periods is not comparable in all respects and are not necessarily indicative of our future results. You should read the following financial data in conjunction with the other information contained in this prospectus, including under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the financial statements and related notes included elsewhere in this prospectus.

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(dollars in thousands, except per share data)	2016	2015	2015	2014	2013	2012	2011
Selected Balance Sheet Data
Assets:
Cash and cash equivalents	$162,416	$312,025	$212,475	$159,903	$86,723	$114,046	$99,545
Investment securities available for sale, at fair value	232,074	209,271	236,627	253,768	201,278	233,368	223,791
Investment securities held to maturity, at amortized cost	88,085	96,885	87,521	101,763	109,848	105,461	114,980

Total investment securities	320,159	306,156	324,148	355,531	311,126	338,829	338,771

Total loans (gross)	2,016,034	1,881,340	1,995,589	1,798,015	1,205,501	978,517	957,887
Allowance for loan losses	(14,571)	(13,248)	(15,988)	(12,300)	(23,672)	(26,190)	(26,831)

Total loans (net)	2,001,463	1,868,092	1,979,601	1,785,715	1,181,829	952,327	931,056

Loans held for sale, at fair value	103,365	61,651	54,413	96,407	3,062	7,312	3,401
Indemnification asset due from FDIC	—	308	—	493	3,053	9,813	17,648
Premises and equipment, net	72,421	71,932	73,133	72,331	54,238	47,936	47,336
Other real estate owned	4,740	6,858	5,472	8,291	10,519	11,672	11,622
Mortgage servicing rights, at lower of cost or market	65,486	62,582	66,651	62,781	2,320	1,202	1,249
Intangible assets	6,424	8,801	7,004	9,464	8,189	8,485	10,740
Goodwill	46,519	47,102	46,519	47,946	7,732	7,732	7,582

Total intangible assets	52,943	55,903	53,523	57,410	15,921	16,217	18,322

Cash surrender value of life insurance policies	53,173	31,514	52,729	31,255	30,190	27,216	16,171
Other assets	61,914	51,738	62,679	46,497	40,567	45,494	35,641

Total assets	$2,898,080	$2,828,759	$2,884,824	$2,676,614	$1,739,548	$1,572,064	$1,520,762

Liabilities:
Noninterest-bearing deposits	$546,664	$672,558	$543,401	$507,188	$265,036	$238,944	$198,443
Interest-bearing deposits	1,843,046	1,648,637	1,824,247	1,643,445	1,116,853	1,029,190	1,023,567

Total deposits	2,389,710	2,321,195	2,367,648	2,150,633	1,381,889	1,268,134	1,222,010

Short-term borrowings	101,649	107,399	107,538	129,714	87,420	71,222	55,410
FHLB advances and other borrowings	40,133	98,881	40,178	74,349	73,410	75,082	81,038
Subordinated debt	61,903	7,389	61,859	7,370	7,299	5,000	5,000

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(dollars in thousands, except per share data)	2016	2015	2015	2014	2013	2012	2011
Trust preferred debentures	37,142	37,036	37,057	36,930	11,830	10,000	10,000
Other liabilities	28,982	31,384	37,488	57,689	28,260	11,708	20,351

Total liabilities	2,659,519	2,603,284	2,651,768	2,456,685	1,590,108	1,441,146	1,393,809

Shareholders' equity:
Preferred stock	—	—	—	—	57,370	57,370	57,370
Common stock and capital surplus	136,350	134,935	135,940	134,540	14,847	10,645	9,955
Retained earnings	93,893	78,918	90,911	74,279	74,576	67,192	60,775
Accumulated other comprehensive income	8,143	11,383	6,029	10,637	7,012	2,327	5,793
Treasury stock, at cost	—	—	—	—	(4,365)	(6,616)	(6,940)

Total Midland States Bancorp, Inc. shareholders' equity	238,386	225,236	232,880	219,456	149,440	130,918	126,953
Noncontrolling interest in subsidiaries	175	239	176	473	—	—	—

Total shareholders' equity	238,561	225,475	233,056	219,929	149,440	130,918	126,953

Total liabilities and shareholders' equity	$2,898,080	$2,828,759	$2,884,824	$2,676,614	$1,739,548	$1,572,064	$1,520,762

Selected Income Statement Data
Interest income—loans	$23,864	$23,154	$101,989	$56,296	$56,858	$55,066	$60,729
Interest income—investment securities	4,103	4,151	15,807	16,845	18,131	19,131	21,544
Interest expense	3,926	2,604	12,889	8,543	9,069	11,271	16,870

Net interest income	24,041	24,701	104,907	64,598	65,920	62,926	65,403
Provision for loan losses	1,125	997	11,127	92	173	2,052	3,854

Net interest income after provision for loan losses	22,916	23,704	93,780	64,506	65,747	60,874	61,549

Gain on bargain purchase	—	—	—	—	2,154	—	—
Noninterest income (excluding gain on bargain purchase)	12,618	18,022	59,482	20,441	14,076	14,044	11,299
Noninterest expense	27,639	31,545	117,764	69,480	61,449	56,419	57,501

Income before income taxes	7,895	10,181	35,498	15,467	20,528	18,499	15,347
Income tax expense	2,777	3,591	11,091	4,651	6,023	4,842	3,974

Net income	5,118	6,590	24,407	10,816	14,505	13,657	11,373
Net (loss) income attributable to noncontrolling interest in subsidiaries	(1)	59	83	—	—	—	—

Net income attributable to Midland States Bancorp, Inc.	5,119	6,531	24,324	10,816	14,505	13,657	11,373
Preferred stock dividends	—	—	—	7,601	4,718	5,211	4,205

Net income available to common shareholders	$5,119	$6,531	$24,324	$3,215	$9,787	$8,446	$7,168

Credit Quality Data
Loans 30-89 days past due	$6,616	$4,059	$10,120	$5,744	$9,193	$3,037	$5,785
Loans 30-89 days past due to total loans	0.33%	0.22%	0.51%	0.32%	0.76%	0.31%	0.60%
Nonperforming loans(1)	$18,787	$35,283	$24,891	$32,172	$21,822	$19,829	$21,674
Nonperforming loans to total loans(1)	0.93%	1.88%	1.25%	1.80%	1.81%	2.03%	2.26%
Nonperforming assets(2)	$22,312	$41,499	$29,206	$39,542	$28,481	$25,860	$24,023
Nonperforming assets to total assets(2)	0.77%	1.48%	1.01%	1.48%	1.64%	1.64%	1.58%
Allowance for loan losses to total loans(1)	0.72%	0.70%	0.80%	0.69%	1.96%	2.68%	2.80%
Allowance for loan losses to nonperforming loans(1)	77.56%	37.55%	64.23%	38.23%	108.48%	132.08%	123.79%
Net charge-offs to average loans	0.51%	0.01%	0.39%	0.94%	0.25%	0.28%	0.56%
Per Share Data (Common Stock)
Earnings:
Basic	$0.43	$0.55	$2.03	$0.53	$2.12	$1.96	$1.69
Diluted(3)	0.42	0.54	2.00	0.53	1.70	1.62	1.43
Dividends declared	0.18	0.16	0.65	0.59	0.53	0.48	0.43

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(dollars in thousands, except per share data)	2016	2015	2015	2014	2013	2012	2011
Book value(4)	$20.19	$19.16	$19.74	$18.72	$19.93	$17.28	$16.57
Book value—as converted(4)(5)	20.19	19.16	19.74	18.72	17.81	16.37	15.99
Tangible book value(6)	15.71	14.40	15.20	13.82	16.48	13.47	12.21
Tangible book value—as converted(5)(6)	15.71	14.40	15.20	13.82	15.91	14.34	13.68
Weighted average shares outstanding:
Basic	11,957,381	11,886,581	11,902,455	5,945,615	4,558,549	4,300,578	4,245,500
Diluted	12,229,293	12,065,449	12,112,403	6,025,454	7,151,471	6,898,791	6,896,393
Shares outstanding at period end	11,804,779	11,756,207	11,797,404	11,725,158	4,620,026	4,257,319	4,198,947
Adjusted Earnings Metrics
Adjusted earnings(6)	$5,802	$8,716	$29,193	$15,715	$17,541	$16,969	$18,109
Adjusted diluted earnings per share(6)	0.47	0.72	2.39	1.74	2.08	2.08	2.34
Adjusted return on average assets(6)	0.80%	1.33%	1.05%	0.90%	1.08%	1.13%	1.17%
Adjusted return on average tangible common equity(6)	12.72	21.78	16.97	11.63	19.70	22.44	30.04
Performance Metrics
Return on average assets	0.70%	1.00%	0.88%	0.62%	0.89%	0.91%	0.74%
Return on average shareholders' equity	8.69	12.05	10.68	6.82	10.45	10.75	10.05
Return on average common shareholders' equity	8.70	12.05	10.69	2.83	12.01	12.13	10.88
Return on average tangible common equity(6)	11.22	16.30	14.14	3.26	15.04	16.12	15.49
Yield on earning assets	4.40	4.85	4.91	4.74	5.29	5.65	6.07
Cost of average interest-bearing liabilities	0.73	0.56	0.66	0.65	0.72	0.96	1.36
Net interest spread	3.67	4.29	4.25	4.09	4.57	4.69	4.71
Net interest margin(7)	3.80	4.40	4.38	4.21	4.68	4.82	4.88
Adjusted net interest margin(6)	3.51	3.89	3.74	4.11	4.32	4.42	4.42
Efficiency ratio(8)	67.72	64.06	66.15	71.42	67.37	66.04	62.36
Common stock dividend payout ratio(9)	41.86	29.09	32.02	111.32	25.00	24.49	25.44
Loan to deposit ratio	84.36	81.05	84.29	83.60	87.24	77.16	78.39
Core deposits / total deposits(10)	88.74	91.26	88.41	89.56	87.97	87.52	86.87
Net non-core funding dependence ratio(11)	9.10	4.23	7.12	10.50	14.88	12.77	14.79
Regulatory and Other Capital Ratios—Consolidated
Tangible common equity to tangible assets(6)	6.52%	6.11%	6.33%	6.19%	4.42%	3.68%	3.41%
Tier 1 common capital to risk-weighted assets(12)	6.40	6.53	6.50	N/A	N/A	N/A	N/A
Tier 1 leverage ratio	7.25	7.56	7.49	10.48	8.14	7.98	7.60
Tier 1 capital to risk-weighted assets	8.48	8.66	8.62	8.65	9.98	10.36	9.96
Total capital to risk-weighted assets	11.67	9.78	11.82	9.59	11.77	12.03	11.67
Regulatory Capital Ratios—Bank Only(13)
Tier 1 common capital to risk-weighted assets(12)	10.51%	9.48%	10.39%	N/A	N/A	N/A	N/A
Tier 1 leverage ratio	8.99	8.17	9.01	8.65%	8.92%	8.89%	8.38%
Tier 1 capital to risk-weighted assets	10.51	9.48	10.39	10.34	10.93	11.54	10.96
Total capital to risk-weighted assets	11.11	10.08	11.06	11.18	12.18	12.81	12.22

(1)
Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest and loans modified under troubled debt restructurings. Nonperforming loans exclude purchased credit-impaired loans, or PCI loans, acquired in our prior acquisitions. PCI loans had carrying values of $35.3 million as of March 31, 2016 and $41.8 million as of March 31, 2015, and $38.5 million, $44.2 million, $30.4 million, $43.0 million and $58.2 million as of December 31, 2015, 2014, 2013, 2012 and 2011, respectively. Furthermore, PCI loans, as well as other loans acquired in a business combination, are recorded at estimated fair value on their purchase date without a carryover of the related allowance for loan losses. Accordingly, our ratios that are computed using nonperforming loans and/or allowance for loan losses may not be comparable to similar ratios of our peers.

(2)
Nonperforming assets include nonperforming loans, other real estate owned that is not covered by a loss-sharing agreement with the FDIC and is not government guaranteed and other repossessed assets. As discussed in footnote 1, above, nonperforming loans exclude PCI loans. This ratio may therefore not be comparable to a similar ratio of our peers.

(3)
Earnings per share are calculated utilizing the two-class method. Basic earnings per share are calculated by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted average number of shares adjusted for the dilutive effect of outstanding stock options and common stock warrants using the treasury stock method and convertible preferred stock and convertible debentures using the if-converted method. For the years ended December 31, 2014, 2013 and 2012, diluted earnings per share considered, when dilutive, the weighted average shares of common stock issuable upon conversion of our Series C preferred stock, Series D preferred stock, Series E preferred stock and Series F preferred stock then outstanding. For the year ended December 31, 2011, diluted earnings per share considered, when dilutive, the weighted average shares of common stock issuable upon conversion of our Series C preferred stock, Series D preferred stock, Series E preferred stock and Series F preferred stock then outstanding, the $6.3 million of convertible subordinated notes issued in 2009 and the $5.0 million of convertible subordinated notes issued in 2010. On December 15, 2011, outstanding warrants to acquire Series E preferred stock and Series F preferred stock were exercised by the holder through the exchange of the corresponding principal amounts of the 2009 and 2010 subordinated notes, respectively. During 2014, our Series C, D, E and F preferred stock was converted into shares of common stock. We did not have any preferred stock or warrants to acquire preferred stock outstanding during 2015 or the first quarter of 2016.

(4)
For purposes of computing book value per common share, book value equals total common shareholders' equity.

(5)
Book value per share—as converted and tangible book value per share—as converted each give effect to: (i) for December 31, 2013, the conversion of all of the issued and outstanding shares of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock into an aggregate of 3,772,664 shares of our common stock; and (ii) for December 31, 2012 and 2011, the conversion of all of the issued and outstanding shares of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock into an aggregate of 3,739,028 shares of our common stock. We did not have any convertible preferred stock or warrants to acquire convertible preferred stock outstanding at December 31, 2014 or 2015, or at March 31, 2015 or 2016.

(6)
Tangible book value per share, tangible book value per share—as converted, adjusted earnings, adjusted diluted earnings per share, adjusted return on average assets, adjusted return on average tangible common equity, return on average tangible common equity, tangible common equity to tangible assets and adjusted net interest margin are non-GAAP financial measures. See "—Non-GAAP Financial Measures," below, for a reconciliation of these measures to their most comparable GAAP measures.

(7)
Net interest margin is presented on a fully taxable equivalent, or FTE, basis.

(8)
Efficiency ratio represents noninterest expenses, as adjusted, divided by the sum of fully taxable equivalent net interest income plus noninterest income, as adjusted. Noninterest expense adjustments exclude integration and acquisition related expenses. Noninterest income adjustments exclude bargain purchase gains, FDIC settlement, FDIC loss sharing income, accretion/amortization of the FDIC indemnification asset, realized gains or losses from the sale of investment securities, gains or losses on sale of other assets and other-than-temporary impairment.

(9)
Common stock dividend payout ratio represents dividends per share divided by basic earnings per share. See "Dividend Policy."

(10)
Core deposits are defined as total deposits less brokered deposits and certificate of deposits greater than $250,000.

(11)
Net non-core funding dependence ratio represents the degree to which the Bank is funding longer term assets with non-core funds. We calculate this ratio as non-core liabilities, less short term investments, divided by long term assets.

(12)
The Tier 1 common capital to risk-weighted assets ratio is required under the Basel III Final Rules, which became effective for the Company and the Bank on January 1, 2015. Accordingly, this ratio is shown as not applicable ("N/A") for periods ending prior to January 1, 2015.

(13)
On December 31, 2014, we completed our acquisition of Love Savings Holding Company, which primarily consisted of Heartland Bank and its wholly owned subsidiaries Love Funding Corporation and Heartland Business Credit. For the purpose of comparability with prior periods presented, the "bank only" regulatory capital ratios as of December 31, 2014 represent Midland States Bank ratios only and do not include Heartland Bank. The Tier 1 leverage ratio, Tier 1 capital to risk-weighted assets ratio and total capital to risk-weighted assets ratio for Heartland Bank as of December 31, 2014 were 8.76%, 11.77% and 13.03%, respectively.

Non-GAAP Financial Measures

        Some of the financial measures included in this prospectus are not measures of financial performance recognized by GAAP. These non-GAAP financial measures include "tangible common equity to tangible assets," "tangible book value per share," "tangible book value per share—as converted," "return on average tangible common equity," "adjusted earnings," "adjusted diluted earnings per share," "adjusted return on average assets," "adjusted return on average tangible common equity," "core loans" and "core loan growth." Our management uses these non-GAAP financial measures in its analysis of our performance.

        Tangible Common Equity to Tangible Assets Ratio, Tangible Book Value Per Share and Tangible Book Value Per Share (as converted).    The tangible common equity to tangible assets ratio, tangible book value per share and tangible book value per share—as converted are non-GAAP measures generally used by financial analysts and investment bankers to evaluate capital adequacy. We calculate: (i) tangible common equity as total shareholders' equity less preferred equity, noncontrolling interest in subsidiaries, goodwill and other intangible assets (excluding mortgage servicing rights); (ii) tangible assets as total assets less goodwill and other intangible assets; and (iii) tangible book value per share as tangible common equity divided by shares of common stock outstanding (in the case of the "as converted" measure, assuming the conversion of all preferred shares that were outstanding prior to December 31, 2014).

        Our management, banking regulators, many financial analysts and other investors use these measures in conjunction with more traditional bank capital ratios to compare the capital adequacy of banking organizations with significant amounts of preferred equity and/or goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. Tangible common equity, tangible assets, tangible book value per share and related measures should not be considered in isolation or as a substitute for total shareholders' equity, total assets, book value per share or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate tangible common equity, tangible assets, tangible book value per share (as converted) and any other related measures may differ from that of other companies reporting measures with similar names. The following table reconciles shareholders' equity (on a GAAP basis) to tangible common equity and total assets (on a GAAP basis) to tangible assets, and calculates our tangible book value per share (as converted):

	As of and for the Three Months Ended March 31,		As of December 31,
(dollars in thousands, except per share data)	2016	2015	2015	2014	2013	2012	2011	2010	2009	2008
Tangible common equity—as converted:
Total shareholders' equity—GAAP	$238,561	$225,475	$233,056	$219,929	$149,440	$130,918	$126,953	$109,208	$76,627	$37,301
Adjustments:
Preferred equity	—	—	—	—	(57,370)	(57,370)	(57,370)	(47,370)	(23,600)	—
Noncontrolling interest in subsidiaries	(175)	(239)	(176)	(473)	—	—	—	—	—	—
Goodwill	(46,519)	(47,102)	(46,519)	(47,946)	(7,732)	(7,732)	(7,582)	(7,582)	(7,582)	(3,812)
Other intangibles	(6,424)	(8,801)	(7,004)	(9,464)	(8,189)	(8,485)	(10,740)	(13,234)	(1,072)	(109)

Tangible common equity	$185,443	$169,333	$179,357	$162,046	$76,149	$57,331	$51,261	$41,022	$44,373	$33,380
Adjustments:
Preferred equity	—	—	—	—	57,370	57,370	57,370	47,370	23,600	—
Warrants	—	—	—	—	—	—	—	11,300	6,300	—

Tangible common equity—as converted(1)	$185,443	$169,333	$179,357	$162,046	$133,519	$114,701	$108,631	$99,692	$74,273	$33,380

Tangible assets:
Total assets—GAAP	$2,898,080	$2,828,759	$2,884,824	$2,676,614	$1,739,548	$1,572,064	$1,520,762	$1,642,376	$1,118,814	$441,027
Adjustments:
Goodwill	(46,519)	(47,102)	(46,519)	(47,946)	(7,732)	(7,732)	(7,582)	(7,582)	(7,582)	(3,812)
Other intangibles	(6,424)	(8,801)	(7,004)	(9,464)	(8,189)	(8,485)	(10,740)	(13,234)	(1,072)	(109)

Tangible assets	$2,845,137	$2,772,856	$2,831,301	$2,619,204	$1,723,627	$1,555,847	$1,502,440	$1,621,560	$1,110,160	$437,106

Common shares outstanding—as converted:
Common shares outstanding	11,804,779	11,756,207	11,797,404	11,725,158	4,620,026	4,257,319	4,198,947	4,164,030	4,143,640	4,031,540
Adjustments:
Upon conversion of preferred stock	—	—	—	—	3,772,664	3,739,028	3,739,028	3,795,549	2,544,680	—

Common shares outstanding—as converted(1)	11,804,779	11,756,207	11,797,404	11,725,158	8,392,690	7,996,347	7,937,975	7,959,579	6,688,320	4,031,540

Tangible common equity to tangible assets ratio	6.52%	6.11%	6.33%	6.19%	4.42%	3.68%	3.41%	2.53%	4.00%	7.64%
Tangible book value per share—as converted(1)	$15.71	$14.40	$15.20	$13.82	$15.91	$14.34	$13.68	$12.52	$11.10	$8.28

(1)
As converted represents amount per common share with all preferred shares that were outstanding prior to December 31, 2014 converted into common shares.

        Return on Average Tangible Common Equity.    Management measures return on average tangible common equity (ROATCE) to assess the Company's capital strength and business performance. Tangible equity excludes preferred equity, noncontrolling interest in subsidiaries, goodwill and other intangible assets (excluding mortgage servicing rights), and is reviewed by banking and financial institution regulators when assessing a financial institution's capital adequacy. This non-GAAP financial measure should not be considered a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled measures used by other companies. The following table reconciles return on average tangible common equity to its most comparable GAAP measure:

	As of and for the Three Months Ended March 31,		For the Year Ended December 31,
(dollars in thousands)	2016	2015	2015	2014	2013	2012	2011	2010	2009	2008
Net Income	$5,119	$6,531	$24,324	$10,816	$14,505	$13,657	$11,373	$12,900	$15,971	$2,139
Less—preferred stock dividends	—	—	—	7,601	4,718	5,211	4,205	3,668	2,291	—

Net income available to common shareholders	$5,119	$6,531	$24,324	$3,215	$9,787	$8,446	$7,168	$9,232	$13,680	$2,139

Average Tangible Common Equity:
Average total stockholder's equity—GAAP	$236,921	$219,809	$227,757	$158,562	$138,862	$127,026	$113,109	$104,945	$67,415	$32,117
Adjustments:
Preferred equity	—	—	—	(45,057)	(57,370)	(57,370)	(47,269)	(40,619)	(24,402)	—
Noncontrolling interest in subsidiaries	(184)	(226)	(138)	—	—	—	—	—	—	—
Goodwill	(46,519)	(48,041)	(47,306)	(7,842)	(7,732)	(7,658)	(7,582)	(7,582)	(4,859)	(1,296)
Other intangible assets	(6,740)	(9,228)	(8,249)	(7,117)	(8,677)	(9,592)	(11,979)	(11,546)	(2,505)	(1,658)

Average tangible common equity	$183,478	$162,314	$172,064	$98,546	$65,083	$52,406	$46,279	$45,198	$35,649	$29,163

ROATCE	11.22%	16.30%	14.14%	3.26%	15.04%	16.12%	15.49%	20.43%	38.37%	7.33%

        Adjusted Earnings Metrics.    Management uses the measure adjusted earnings to assess the performance of our core business and the strength of our capital position. We believe that this non-GAAP financial measure provides meaningful additional information about us to assist investors in evaluating our operating results. This non-GAAP financial measure should not be considered a substitute for operating results determined in accordance with GAAP and may not be comparable to other similarly titled measures used by other companies. The following table reconciles adjusted earnings, adjusted diluted earnings per share, adjusted return on average assets and adjusted return on average tangible common equity to their most comparable GAAP measures:

	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
(dollars in thousands, except per share data)	2016	2015	2015	2014	2013	2012	2011	2010	2009	2008
Income before income taxes—GAAP	$7,895	$10,181	$35,498	$15,467	$20,528	$18,499	$15,347	$17,924	$23,662	$2,742
Adjustments to other income:
Provision for loan losses from Purchase Credit Impaired loan pool	—	—	—	—	—	—	—	—	(10,500)	—
Gain on sales of investment securities, net	204	159	193	77	321	953	466	2	399	751
Other than-temporary-impairment on investment securities	(824)	(162)	(461)	(190)	(190)	(319)	(742)	(63)	—	—
Gain on bargain purchase	—	—	—	—	2,154	—	—	8,704	19,218	—
FDIC settlement	—	—	—	1,709	—	—	—	—	—	—
FDIC loss-sharing (expense) income	(53)	(93)	(566)	(3,491)	(1,149)	1,477	4,455	4,012	10,496	—
Amortization of FDIC indemnification asset, net	—	(117)	(397)	(954)	(2,705)	(5,172)	(8,047)	(1,232)	1,912	—
Gain on sale of other assets	—	—	12	2,972	—	—	—	—	—	—

Total adjusted other income	(673)	(213)	(1,219)	123	(1,569)	(3,061)	(3,868)	11,423	21,523	751

Adjustments to other expense:
Foundation contribution	—	—	—	900	—	—	—	—	—	—
Professional fees and other expenses for aborted stock offering	—	—	—	—	—	—	3,413	—	—	—
Integration and acquisition expenses	385	3,078	6,101	6,229	2,727	1,424	1,807	2,964	893	—

Total adjusted other expense	385	3,078	6,101	7,129	2,727	1,424	5,220	2,964	893	—

Adjusted earnings pre tax	8,953	13,472	42,818	22,473	24,824	22,984	24,435	9,465	3,030	1,991
Adjusted earnings tax	3,151	4,756	13,625	6,758	7,283	6,015	6,326	2,653	985	438

Adjusted earnings—non-GAAP	$5,802	$8,716	$29,193	$15,715	$17,541	$16,969	$18,109	$6,812	$2,045	$1,553

Preferred stock dividends	—	—	—	7,601	4,718	5,211	4,205	3,668	2,291	—
Preferred stock dividends paid at conversion(1)	—	—	—	(3,346)	—	—	—	—	—	—

Adjusted earnings available to common shareholders—non-GAAP	$5,802	$8,716	$29,193	$11,460	$12,823	$11,758	$13,904	$3,144	$(246)	$1,553

Adjusted Diluted EPS	$0.47	$0.72	$2.39	$1.74	$2.08	$2.08	$2.34	$0.73	$(0.06)	$0.38
Weighted average diluted common shares outstanding	12,229,293	12,065,449	12,112,403	7,528,641	8,379,455	7,862,361	8,089,492	4,279,630	4,180,620	4,134,780
Average Assets	$2,932,434	$2,652,576	$2,768,879	$1,753,286	$1,630,565	$1,508,232	$1,542,456	$1,533,344	$917,798	$391,485
Adjusted Return on Average Assets	0.80%	1.33%	1.05%	0.90%	1.08%	1.13%	1.17%	0.44%	0.22%	0.40%
Average Tangible Common Equity	$183,478	$162,314	$172,064	$98,546	$65,083	$52,406	$46,279	$45,198	$35,649	$29,163
Adjusted Return on Average Tangible Common Equity	12.72%	21.78%	16.97%	11.63%	19.70%	22.44%	30.04%	6.96%	(0.69)%	5.33%

(1)
Represents preferred stock dividends paid through applicable call dates with respect to the early conversion of Series D, E and F preferred shares, which the holders agreed to convert into common shares on December 31, 2014.

        Core Loans and Core Loan Growth.    Management uses the measures core loans and core loan growth to assess the performance of our lending operations, excluding the effect of acquisition-related changes to total loans. We believe that this non-GAAP financial measure provides meaningful additional information about us to assist investors in evaluating our operating results and ability to generate organic growth in our loan portfolio. This non-GAAP financial measure should not be considered a substitute for total loans determined in accordance with GAAP and may not be comparable to other similarly titled measures used by other companies. The following table reconciles core loans and core loan growth to their most comparable GAAP measure:

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(dollars in thousands)	2016	2015	2015	2014	2013	2012	2011	2010	2009	2008
Total loans, end of period	$2,016,034	$1,881,340	$1,995,589	$1,798,015	$1,205,501	$978,517	$957,887	$1,047,144	$624,456	$337,220
PCI loans, end of period	(35,262)	(41,812)	(38,477)	(44,201)	(30,401)	(43,031)	(58,235)	(83,138)	(81,470)	—

Non PCI loans, end of period	1,980,772	1,839,528	1,957,112	1,753,814	1,175,100	935,486	899,652	964,006	542,986	337,220
Other non-core loans	(3,769)	(83,091)	—	—	—	—	—	—	—	—
Loans acquired (non PCI loans)	—	—	—	(511,821)	(41,937)	—	—	(436,662)	(122,799)	—
Sale of consumer loan pool	—	—	—	25,292	—	—	—	—	—	—

Core loans, end of period	1,977,003	1,756,437	1,957,112	1,267,285	1,133,163	935,486	899,652	527,344	420,187	337,220

Non PCI loans, beginning of period	1,957,112	1,753,814	1,753,814	1,175,100	935,486	899,652	964,006	542,986	337,220	284,233

Increase (decrease) in core loans	$19,891	$2,623	$203,298	$92,185	$197,677	$35,834	$(64,354)	$(15,642)	$82,967	$52,987
Core loan growth(1)	4.1%	0.6%	11.6%	7.8%	21.1%	4.0%	(6.7)%	(2.9)%	24.6%	18.6%

(1)
Core loan growth represents percentage change in the Company's core loans during the applicable period. Core loan growth for the three months ended March 31, 2016 and 2015 have been annualized for presentation purposes. Core loans represent non-PCI loans, less non-PCI loans acquired, plus non-PCI loans sold as of the date the loans were acquired or sold, and exclude certain short-term loans that the Company does not consider to be core loans. Acquired non-PCI loans become core loans subsequent to the acquisition date and will negatively affect core loan growth in future periods as these loans are repaid or prepaid. Core loan growth was negative in 2010 and 2011 due to the prepayment and scheduled repayment of loans acquired from acquisitions in 2009 and 2010.

        Adjusted Yield on Loans and Adjusted Net Interest Margin.    Management uses the measures adjusted yield on loans and adjusted net interest margin to assess the impact of purchase accounting on the yield on loans and net interest margin, excluding loan accretion from acquired loans. This metric better assesses the impact of purchase accounting on yield on loans and net interest margin, as the effect of loan discount accretion is expected to decrease as the acquired loans mature or roll off of our balance sheet. We believe that these non-GAAP financial measures provide meaningful additional information about us to assist investors in evaluating our operating results. These non-GAAP financial measures should not be considered substitutes for results determined in accordance with GAAP and may not be comparable to other similarly titled measures used by other companies. The following table reconciles adjusted yield on loans and adjusted net interest margin to their most comparable GAAP measure:

	As of and for Three Months Ended March 31,		As of and for the Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011	2010	2009	2008
Reported yield on loans	4.68%	5.04%	5.21%	4.65%	5.33%	5.73%	6.17%	6.48%	6.58%	6.56%
Effect of accretion income on acquired loans	(0.37%)	(0.64%)	(0.79%)	(0.14%)	(0.50%)	(0.56%)	(0.65%)	(0.62%)	(0.56%)	0.00%

Adjusted yield on loans	4.31%	4.40%	4.42%	4.51%	4.83%	5.17%	5.52%	5.86%	6.02%	6.56%

Reported net interest margin	3.80%	4.40%	4.38%	4.21%	4.68%	4.82%	4.88%	4.52%	4.04%	3.57%
Effect of accretion income on acquired loans	(0.29%)	(0.51%)	(0.64%)	(0.10%)	(0.36%)	(0.40%)	(0.46%)	(0.42%)	(0.36%)	0.00%

Adjusted net interest margin	3.51%	3.89%	3.74%	4.11%	4.32%	4.42%	4.42%	4.10%	3.68%	3.57%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the "Selected Historical Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under "Cautionary Note Regarding Forward-Looking Statements," "Risk Factors" and elsewhere in this prospectus, may cause actual results to differ materially from those projected in the forward looking statements. We assume no obligation to update any of these forward-looking statements.

Overview

        Midland States Bancorp, Inc. is a diversified financial holding company headquartered in Effingham, Illinois. Our 135-year old banking subsidiary, Midland States Bank, has branches across Illinois and in Missouri and Colorado, and provides a broad array of traditional community banking and other complementary financial services, including commercial lending, residential mortgage origination, wealth management, merchant services and prime consumer lending. Our commercial FHA origination and servicing business, based in Washington, D.C., is one of the top originators of government sponsored mortgages for multifamily and healthcare facilities in the United States. Our commercial equipment leasing business, based in Denver, provides financing to business customers across the country. As of March 31, 2016, we had $2.9 billion in assets, $2.4 billion of deposits and $238.6 million of shareholders' equity.

        In late 2007, we developed a strategic plan to build a diversified financial services company anchored by a strong community bank. Since then, we have grown organically and through a series of nine acquisitions, with an over-arching focus on enhancing shareholder value and building a platform for scalability. Most recently, we acquired Heartland Bank in December 2014, which greatly expanded our commercial, retail and mortgage banking services in the St. Louis metropolitan area. Additionally, the Heartland Bank acquisition facilitated our entry into Colorado, with one branch office located in Denver and three Colorado mortgage offices. This transaction also provided us the opportunity to enter complementary commercial FHA loan origination and commercial equipment leasing business lines. In total, we have grown from a community bank with six locations and diluted earnings per share of $0.50 for the year ended December 31, 2007, to a financial services company with 81 locations, nationwide operations and diluted earnings per share of $2.00 for the year ended December 31, 2015.

        We have five principal business lines: traditional community banking, residential mortgage origination, wealth management, commercial FHA origination and servicing, and commercial equipment leasing. Our traditional community banking business primarily consists of commercial and retail lending and deposit taking with a total loan portfolio of $1.9 billion and total deposits of $2.4 billion as of March 31, 2016. We originate residential mortgage loans (the majority of which we sell), through the Bank, with $580.8 million of originations for the year ended December 31, 2015 and $83.7 million of originations for the three months ended March 31, 2016. Our wealth management group provides a comprehensive suite of trust and wealth management products and services, and had $1.2 billion in assets under administration as of March 31, 2016. We conduct our FHA origination business through Love Funding, which we acquired in the Heartland Bank transaction. Love Funding originates commercial mortgage loans for multifamily and healthcare facilities under FHA insurance programs, with $382.9 million of originations for the year ended December 31, 2015. In the first quarter of 2016, Love Funding originated $171.7 million of loans, which included $66.6 million of loan modifications. Loan modifications are refinancings of previously originated loans and generate a reduced amount of revenue. Our Heartland Business Credit subsidiary, also acquired in the Heartland

Bank transaction, provides custom leasing and financing programs to equipment and software vendors and their customers, and had a lease portfolio of $157.7 million as of March 31, 2016.

        Our principal business activity has been lending to and accepting deposits from individuals, businesses, municipalities and other entities. We have derived income principally from interest charged on loans and, to a lesser extent, from interest and dividends earned on investment securities. We have also derived income from noninterest sources, such as: fees received in connection with various lending and deposit services; wealth management services; residential mortgage loan originations, sales and servicing; merchant services; and, from time to time, gains on sales of assets. With the acquisition of Heartland Bank, we have expanded our income sources to include a greater emphasis on residential mortgage loan origination, Love Funding's commercial mortgage loan origination and related servicing and Heartland Business Credit's interest income on direct financing leases. Our principal expenses include interest expense on deposits and borrowings, operating expenses, such as salaries and employee benefits, occupancy and equipment expenses, data processing costs, professional fees and other noninterest expenses, provisions for loan losses and income tax expense.

Primary Factors Affecting Comparability

        Each factor listed below materially affects the comparability of our results of operations and financial condition in 2016, 2015, 2014 and 2013, and may affect the comparability of financial information we report in future fiscal periods.

        Recent Acquisitions.    We have completed several acquisitions in recent years, but the results and other financial data of these acquired operations are not included in our financial results for the periods prior to their respective acquisition dates. Therefore, the financial data for these prior periods is not comparable in all respects and is not necessarily indicative of our future results. The following table summarizes our pending and completed acquisitions since December 31, 2012:

Date	Target	Type	Description and Highlights
2016 (pending)	Trust Department of Sterling National Bank Yonkers, NY	Acquisition of business line

•

Pending acquisition of litigation settlement trust business with approximately $400 million in trust assets under administration.

•

Anticipated closing date in third quarter of 2016 (subject to regulatory approval and other customary closing conditions).

Date	Target	Type	Description and Highlights
December 2014	Love Savings Holding Company (Heartland Bank) St. Louis, MO	Holding company acquisition

•

Significantly expanded presence in Missouri side of St. Louis metropolitan area through the addition of 10 full-service banking offices.

•

Acquisition included Heartland Bank and its subsidiaries Love Funding Corporation, an approved FHA lender and GNMA issuer of commercial loans, and Heartland Business Credit, a provider of custom leasing programs to equipment and software vendors and their customers.

• Acquired $889.0 million of assets and assumed $860.7 million of liabilities. • Recognized $38.9 million of goodwill. • Recognized a $3.4 million core deposit intangible.
June 2013	Grant Park Bancshares, Inc. Grant Park, IL	Holding company acquisition	• Three well-established locations approximately 60 miles south of Chicago. • Acquired $108.7 million of assets and $102.9 million of liabilities. • Recognized $2.2 million bargain purchase gain.
March 2013	Settlement Trust Group Milwaukee, WI	Acquisition of business line	• Purchased litigation settlement trust business. • Acquired $34.6 million of trust assets under administration.

        Expiration of FDIC Loss-Sharing Arrangements.    Two of our acquisitions, Strategic Capital (in 2009) and WestBridge (in 2010), were acquired from the FDIC out of receivership. As part of these transactions, we entered into loss-sharing arrangements with the FDIC, pursuant to which the FDIC agreed to reimburse certain losses we incurred with respect to the assets covered by those agreements. However, the loss-share agreement we received in connection with the Strategic Capital acquisition in 2009 has expired, except for certain collateralized mortgage obligations with a fair value of $76.7 million at March 31, 2016, which expires on July 1, 2016 and under which we do not expect to receive any further payments from the FDIC. With respect to the WestBridge acquisition, the loss-share agreement for commercial and commercial real estate loans expired on January 1, 2016, and the coverage for residential mortgages, which were $0.7 million at March 31, 2016, will expire on January 1, 2021.

        Capital Transactions.    We consummated several significant capital transactions to support our organic growth and acquisition activity. Each of the following capital raising transactions affected the comparability of our results of operations and financial condition of prior periods to post-transaction periods and may affect the comparability of financial information we report in future fiscal periods.

        In June 2015, we issued two tranches of subordinated notes for aggregate proceeds of $55.3 million. For one of the tranches, we issued subordinated notes totaling $15.0 million with a maturity date of June 18, 2025 and a fixed interest rate of 6.50%. For the other tranche, we issued subordinated notes totaling $40.3 million with a maturity date of June 18, 2025. This tranche carries a fixed interest rate of 6.00% for the first five years and a floating rate based on LIBOR plus 435 basis points thereafter.

        On October 31, 2014, we issued 887,562 shares of common stock to complete a private placement offering that was conducted in late 2013 to support the acquisition of Heartland Bank. As a result of closing the private placement offering, we increased shareholders' equity and reduced other liabilities for the $16.2 million of net proceeds received from investors.

        As of December 31, 2013, we had outstanding Series C, D, E and F shares of preferred stock totaling $23.6 million, $22.5 million, $6.3 million and $5.0 million, respectively. On June 26, 2014, we exercised our right and converted all of the 2,360 shares of Series C preferred stock into 2,008,543 shares of common stock. In addition, on December 31, 2014, all 3,377 outstanding shares of our Series D, E and F preferred stock were converted into 1,807,369 shares of common stock. An additional 138,239 shares of common stock were issued to preferred shareholders who elected to receive some or all of their unpaid dividends in the form of additional common stock, while $0.4 million was paid to those who elected to receive some or all of their unpaid dividends in cash. We do not currently have any shares of our preferred stock outstanding.

        In March 2013, we issued 125,000 shares of common stock to a third party at a price of $16.00 per share. In addition, in June 2013, we issued $8.0 million of 8.25% subordinated notes due 2021 to the same party, along with an eight-year detachable warrant for the purchase of 125,000 shares of common stock at an exercise price of $16.00 per share for aggregate consideration of $8.0 million. The detachable warrants were valued at $0.6 million and recorded separately in shareholders' equity. Correspondingly, the value of the subordinated notes was reduced by $0.6 million with the recording of a discount that we amortize on a straight line basis over the life of the subordinated notes.

        Purchased Credit-Impaired (PCI) Loans.    In five of our acquisitions, we acquired $160.4 million of loans that had evidence of credit deterioration since origination and for which it was probable at the date of acquisition that we would not collect all contractually required principal and interest payments. These loans are referred to as purchased credit-impaired, or PCI, loans. We valued these PCI loans at fair value based on expected cash flows as of the date of acquisition. Subsequent decreases in expected cash flows result in provision for loan losses and increases result in reversal of the provision for loan losses to the extent of prior charges or a positive impact on future interest income. The expected cash flow changes on PCI loans impacted net interest margin and provision for loan losses during the first quarter of 2016 and the years ended December 31, 2015, 2014 and 2013. At March 31, 2016 and December 31, 2015, 2014 and 2013, we had $35.3 million, $38.5 million, $44.2 million and $30.4 million of PCI loans, respectively. Because the WestBridge loss-sharing agreement, as discussed above, expired on January 1, 2016, none of our PCI loans at March 31, 2016 were covered by FDIC loss-sharing agreements.

        Our net interest margin benefits from favorable changes in expected cash flows on our PCI loans and from accretion income associated with purchase accounting discounts established on the non-PCI loans included in our acquisitions. For the three months ended March 31, 2016 and 2015, our reported net interest margin was 3.80% and 4.40%, respectively. Our net interest margin for the three months ended March 31, 2016 and 2015 excluding the impact of accretion income would have reduced our net interest margin to 3.51% and 3.89%, respectively.

        Mortgage Servicing Rights.    Our residential and commercial mortgage banking businesses sell mortgages in the secondary market and record a mortgage servicing rights asset when we retain the right to service the loans sold. In the Heartland Bank acquisition we acquired $60.3 million of mortgage servicing rights, of which $14.8 million related to residential mortgage servicing and $45.5 million related to commercial mortgage servicing. Our mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income, and assessed for impairment at each reporting date. Mortgage servicing rights are carried at the lower of the initial capitalized amount, net of accumulated amortization, or estimated fair value. A valuation allowance is established and a charge to earnings recorded when the amortized cost of mortgage servicing rights, using stratifications based on the risk characteristics of the underlying loans, exceed their estimated fair value. If it is later determined that all or a portion of the temporary impairment no longer exists for a stratification, the valuation allowance is reduced through a recovery to earnings. The fair value of our mortgage servicing rights is estimated using a cash flow estimation model that takes into consideration, among other things, expected mortgage loan prepayment rates and estimated discount rates. Prepayment rates used in the cash flow evaluation model typically have an inverse sensitivity to changes in market interest rates. Impairment charges totaled $2.2 million and $0.8 million during the three months ended March 31, 2016 and 2015, respectively, and $0.4 million for the year ended December 31, 2015. At each of March 31, 2016 and December 31, 2015, we were servicing $1.8 billion of residential mortgage loans, and $3.7 billion and $3.6 billion of commercial mortgage loans, respectively.

Primary Factors Used to Evaluate Our Business

        Results of operations.    In addition to net income, the primary factors we use to evaluate and manage our results of operations include net interest income, noninterest income and noninterest expense.

        Net interest income.    Net interest income represents interest income less interest expense. We generate interest income from interest, dividends and fees received on interest-earning assets, including loans and investment securities we own. We incur interest expense from interest paid on interest-bearing liabilities, including interest-bearing deposits, borrowings and other forms of indebtedness. Net interest income typically is the most significant contributor to our revenues and net income. To evaluate net interest income, we measure and monitor: (i) yields on our loans and other interest-earning assets; (ii) the costs of our deposits and other funding sources; (iii) our net interest spread; (iv) our net interest margin; and (v) our provisions for loan losses. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as the annualized net interest income divided by average interest-earning assets. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits and shareholders' equity, also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources.

        Changes in market interest rates and interest we earn on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities and shareholders' equity, usually have the largest impact on periodic changes in our net interest spread, net interest margin and net interest income. We measure net interest income before and after the provision for loan losses we maintain.

        Noninterest Income.    Noninterest income consists of, among other things: (i) commercial mortgage banking revenue; (ii) residential mortgage banking revenue; (iii) wealth management revenue; (iv) merchant services revenue; (v) service charges on deposit accounts; (vi) interchange revenue (vii) gains on sales of investment securities; (viii) gains on sales of other real estate owned; (ix) gains on sales of other assets; (x) other-than-temporary impairments on investment securities and; (xi) other noninterest income. In 2013, we recognized a $2.2 million bargain purchase gain on the Grant Park acquisition. A bargain purchase gain reflects the excess of the fair value of the net assets acquired over the net liabilities assumed. In 2015, 2014 and 2013, our noninterest income included FDIC loss-sharing expense and amortization of the FDIC indemnification asset. Due to the expiration of most of the provisions of our FDIC loss-sharing arrangements, as discussed above, the FDIC indemnification asset became fully amortized in 2015 and FDIC loss-sharing income subsequent to 2015 is expected to be minimal. We remain in a recovery period related to our FDIC loss-sharing arrangements and 80% of any future recoveries received on covered assets will be paid to the FDIC and result in FDIC loss-sharing expense.

        Noninterest income, particularly commercial and residential mortgage banking revenue, has been impacted by changes in market interest rates and market conditions. Lower interest rates have historically increased customer demand for new loans and refinanced loans, which, in turn, have generally resulted in higher mortgage banking revenue. Higher interest rates have historically reduced customer demand for new loans and refinanced loans, which, in turn, have generally resulted in lower mortgage banking revenue.

        Additionally, our income from service charges on deposit accounts is largely impacted by the volume, growth and type of deposits we hold, which are impacted by prevailing market conditions for our deposit products, our marketing efforts and other factors. Our wealth management revenue is materially impacted by general economic conditions and the conditions in the financial and securities markets, including the value of assets held under administration.

        Noninterest expense.    Noninterest expense includes, among other things: (i) salaries and employee benefits; (ii)  occupancy and equipment expense; (iii) data processing fees; (iv) FDIC insurance expense; (v) professional fees, such as legal, accounting and consulting; (vi) marketing expense; (vii) communication expense; (viii) loan expense (ix) expenses associated with other real estate owned; (x) amortization of intangible assets; and (xi) other general and administrative expenses.

        Salaries and employee benefits includes compensation, employee benefits and tax expenses for our personnel. Occupancy expense includes depreciation expense on our owned properties, lease expense on our leased properties and other occupancy-related expenses. Equipment expense includes furniture, fixtures and equipment related expenses. Data processing fees include expenses paid to our third-party data processing system provider and other data service providers. FDIC insurance expense represents the assessments that we pay to the FDIC for deposit insurance. Professional fees include legal, accounting, consulting and other outsourcing arrangements. Marketing expense includes costs for advertising, promotions and sponsorships. Communication expense represents telephone and data line costs. Loan expense includes expenses related to collateral protection and collection activities. Amortization of intangible assets primarily represents the amortization of core deposit intangibles, which we recognized in connection with our acquisitions. Other general and administrative expenses include expenses associated with travel, meals, training, supplies and postage. Noninterest expenses generally increase as we grow our business. Noninterest expenses have increased significantly over the past few years as we have grown organically and completed nine acquisitions, and as we have built out and modernized our operational infrastructure and implemented our plan to build an efficient, technology-driven banking operation with significant capacity for growth.

Financial Condition

        The primary factors we use to evaluate and manage our financial condition include asset quality, capital and liquidity.

        Asset Quality.    We manage the diversification and quality of our assets based upon factors that include the level, distribution, severity and trend of problem, classified, delinquent, nonaccrual, nonperforming and restructured assets, the adequacy of our allowance for loan losses, or the allowance, the diversification and quality of loan and investment portfolios, the extent of counterparty risks, credit risk concentrations and other factors. The extent to which our loans and investment securities have been covered by loss-sharing agreements with the FDIC also has significantly affected our analysis of asset quality.

        Capital.    Financial institution regulators have established guidelines for minimum capital ratios for banks, thrifts and bank holding companies. During the first quarter of 2015, we adopted the new Basel III regulatory capital framework as approved by federal banking agencies, which are subject to a multi-year phase-in period. The adoption of this new framework modified the calculation of the various capital ratios, added a new ratio, common equity Tier 1, and revised the adequately and well capitalized thresholds. In addition, Basel III establishes a new capital conservation buffer of 2.5% of risk-weighted assets, which is phased-in over a four-year period beginning January 1, 2016. Our capital ratios at March 31, 2016 exceeded all of the current well capitalized regulatory requirements.

        We manage capital based upon factors that include: (i) the level and quality of capital and our overall financial condition; (ii) the trend and volume of problem assets; (iii) the adequacy of discounts and reserves; (iv) the level and quality of earnings; (v) the risk exposures in our balance sheet; (vi) the levels of Tier 1 and total capital; (vii) the Tier 1 capital ratio, the total capital ratio, the Tier 1 leverage ratio, and the common equity Tier 1 capital ratio; and (viii) other factors.

        Liquidity.    We manage liquidity based upon factors that include the amount of core deposits as a percentage of total deposits, the level of diversification of our funding sources, the allocation and amount of our deposits among deposit types, the short-term funding sources used to fund assets, the amount of non-deposit funding used to fund assets, the availability of unused funding sources, off-balance sheet obligations, the availability of assets to be readily converted into cash without undue loss, the amount of cash and liquid securities we hold, the re-pricing characteristics and maturities of our assets when compared to the re-pricing characteristics of our liabilities and other factors.

Material Trends and Developments

        Economic and Interest Rate Environment.    The results of our operations are highly dependent on economic conditions and market interest rates. Beginning in 2007, turmoil in the financial sector resulted in a reduced level of confidence in financial markets among borrowers, lenders and depositors, as well as extreme volatility in the capital and credit markets. In response to these conditions, the Federal Reserve began decreasing short-term interest rates, with eleven consecutive decreases totaling 525 basis points between September 2007 and December 2008. Since the recession ended in 2009, the economic conditions in the U.S. and our primary market areas have improved. Economic growth has been modest, the real estate market continues to recover and unemployment rates in the U.S. and our primary markets have significantly improved. The Federal Reserve has maintained historically low interest rates since their last decrease in December 2008. In December 2015, the Federal Reserve raised short-term interest rates for the first time in nine years with a 25 basis point increase.

        Capital Raising Initiatives.    In late 2007, we adopted an initiative driven strategic plan, one component of which is to pursue accretive acquisitions to take advantage of our relative strength in a period of market disruption. We have been able to implement our acquisition strategy due to several significant capital raising transactions. These transactions are described above in the section under "—Primary Factors Affecting Comparability—Capital Transactions." Our capital base has also grown due to aggregate bargain purchase gains of $30.1 million that we have recognized since 2007, which includes $2.2 million in 2013 from our Grant Park acquisition. These capital raising transactions have also supported our organic growth strategies.

        The capital generated from our capital raising transactions and bargain purchase gains has allowed us to grow our balance sheet, both organically and through acquisitions, expand our marketing initiatives and increase our core deposit base. We believe our strong capital position, particularly relative to our competitors that are experiencing liquidity and capital constraints, will enable us to continue capitalizing on banking, lending and investment opportunities with attractive risk-adjusted returns.

        Community Banking.    We believe the most important trends affecting community banks in the United States over the foreseeable future will be related to heightened regulatory capital requirements, increasing regulatory burdens generally, including the implementation of the Dodd-Frank Act and the regulations to be promulgated thereunder, and interest margin compression resulting from Federal Reserve policy to hold interest rates down. We expect that community banks will face increased competition for lower cost capital as a result of regulatory policies that may offer larger financial institutions greater access to government assistance than is available for smaller institutions, including community banks. We expect that troubled community banks will continue to face significant challenges when attempting to raise capital. We also believe that heightened regulatory capital requirements will make it more difficult for even well-capitalized, healthy community banks to grow in their communities by taking advantage of opportunities in their markets that result as the economy improves. We believe these trends will favor community banks that have sufficient capital, a diversified business model and a strong deposit franchise, and we believe we possess these characteristics.

        We also believe that increased regulatory burdens will have a significant adverse effect on smaller community banks, which often lack the personnel, experience and technology to efficiently comply with new regulations in a variety of areas in the banking industry, including in the areas of deposits, lending, compensation, information security and overdraft protection. We believe the increased costs to smaller community banks from a more complex regulatory environment, especially those institutions with less than $500 million in total assets but also, to a lesser extent, institutions with between $500 million and $1 billion in total assets, coupled with challenges in the real estate lending area, present attractive acquisition opportunities for larger community banks that have already made significant investments in regulatory compliance and risk management and can acquire and quickly integrate these smaller institutions into their existing platform. Furthermore, we believe that, as a result of our significant operational investments and our experience acquiring other institutions and quickly integrating them into our organization, we are well positioned to capitalize on the challenges facing smaller community banks.

        We continue to believe we have significant opportunities for further growth through additional acquisitions of banks, branches, wealth management firms and trust departments of community banks, selective de novo opportunities, continued expansion of our wealth management operations, the hiring of commercial banking and wealth management professionals from other organizations and organic growth within our existing branch network. We also believe we have the necessary experience, management and infrastructure to take advantage of these growth opportunities.

        General and Administrative Expenses.    We expect to continue incurring increased noninterest expense attributable to general and administrative expenses as a result of transaction-related expenses from our recent and pending acquisitions, including the costs of integrating acquired assets and operations into our organization, expenses related to building out and modernizing our operational infrastructure, marketing and other administrative expenses to execute our strategic initiatives, costs associated with establishing de novo branch facilities, expenses to hire additional personnel and other costs required to continue our growth.

        Credit Reserves.    One of our key operating objectives has been, and continues to be, maintenance of an appropriate level of reserve protection against probable losses in our loan portfolio. Following recent general declines in the real estate and housing markets, our loan loss provisions have decreased due in part to improvement experienced by the Company in its level of nonperforming loans and historical charge-off experience. During 2015, our provision for loan losses increased due to loan growth coupled with a $7.5 million charge-off on a group of nonperforming loans to one borrower that resulted from deterioration in the collateral position on those loans.

        As noted above, we record PCI loans at estimated fair value on their acquisition date without a carryover of the related allowance for loan losses. As a result of adding $541.7 million of loans from the Heartland Bank acquisition, which included $30.4 million of PCI loans, combined with net loan charge-offs of $2.5 million, $7.4 million and $11.5 million during the first quarter of 2016 and the years ended December 31, 2015 and 2014, respectively, our allowance for loan losses as a percentage of total loans declined to 0.72%, 0.80% and 0.69% at March 31, 2016 and December 31, 2015 and 2014, respectively, from 1.96% at December 31, 2013.

        Regulatory Environment.    As a result of regulatory changes, including the Dodd-Frank Act and Basel III, as well as regulatory changes resulting from becoming a publicly traded company, we expect to be subject to more restrictive capital requirements, more stringent asset concentration and growth limitations and new and potentially heightened examination and reporting requirements. We also expect to face a more challenging environment for customer loan demand due to the increased costs that could be ultimately borne by borrowers, and to incur higher costs to comply with these new regulations. This uncertain regulatory environment could have a detrimental impact on our ability to manage our business consistent with historical practices and cause difficulty in executing our growth plan. See "Risk Factors—Risks Related to Our Business" and "Supervision and Regulation."

Average Balance Sheet, Interest and Yield/Rate Analysis

        The following tables present average balance sheet information, interest income, interest expense and the corresponding average yields earned and rates paid for the three months ended March 31, 2016 and 2015 and the years ended December 31, 2015, 2014 and 2013. The average balances are principally daily averages and, for loans, include both performing and nonperforming balances. Interest income on loans includes the effects of discount accretion and net deferred loan origination costs accounted for as yield adjustments.

	For the Three Months Ended March 31,
	2016			2015
(tax-equivalent basis, dollars in thousands)	Average Balance	Interest & Fees	Yield / Rate	Average Balance	Interest & Fees	Yield / Rate
EARNING ASSETS:
Federal funds sold & cash investments	$223,951	$280	0.50%	$133,378	$84	0.26%
Investment securities:
Taxable investment securities	229,271	2,902	5.09	228,370	3,052	5.42
Investment securities exempt from federal income tax(1)	97,996	1,417	5.82	104,074	1,561	6.08

Total securities	327,267	4,319	5.31	332,444	4,613	5.63

Loans:
Loans(2)	2,021,526	23,541	4.68	1,840,523	22,933	5.05
Loans exempt from federal income tax(1)	42,042	496	4.75	31,348	340	4.40

Total loans	2,063,568	24,037	4.68	1,871,871	23,273	5.04

Total earning assets	2,614,786	$28,636	4.40	2,337,693	$27,970	4.85

Noninterest-earning assets	317,648			314,903

Total assets	$2,932,434			$2,652,596

INTEREST-BEARING LIABILITIES
NOW and money market deposits	$1,014,197	$472	0.19%	$913,764	$350	0.16%
Savings deposits	159,738	59	0.15	162,105	51	0.13
Time deposits	448,017	986	0.89	404,432	683	0.68
Brokered deposits	210,647	705	1.35	160,734	561	1.42

Total interest-bearing deposits	1,832,599	2,222	0.49	1,641,035	1,645	0.41

Short-term borrowings	120,753	68	0.23	116,090	63	0.22
FHLB advances and other borrowings	99,499	136	0.55	77,031	291	1.53
Subordinated debt	61,878	1,057	6.87	7,378	181	9.95
Trust preferred debentures	37,094	443	4.80	36,947	424	4.65

Total interest-bearing liabilities	2,151,823	$3,926	0.73%	1,878,481	$2,604	0.56%

NONINTEREST-BEARING LIABILITIES
Noninterest-bearing deposits	511,019			518,310
Other noninterest-bearing liabilities	32,671			35,996

Total noninterest-bearing liabilities	543,690			554,306
Shareholders' equity	236,921			219,809

Total liabilities and shareholders' equity	$2,932,434			$2,652,596

Net interest income / interest rate spreads		$24,710	3.67%		$25,366	4.29%
Taxable equivalent adjustment		(669)			(665)

Net interest income, as reported		$24,041			$24,701

Net interest margin			3.70%			4.29%

Tax-equivalent effect			0.10%			0.11%

Net taxable equivalent interest margin(3)			3.80%			4.40%

(1)
Interest income and average rates for tax-exempt loans and securities are presented on a tax-equivalent basis, assuming a federal income tax rate of 35%.

(2)
Average loan balances include nonaccrual loans and loans held for sale. Interest income on loans includes amortization of deferred loan fees, net of deferred loan costs.

(3)
Net taxable equivalent interest margin during the periods presented represents: (i) the difference between interest income on interest-earning assets and the interest expense on interest-bearing liabilities, divided by (ii) average interest-earning assets for the period.

	Year Ended December 31,
	2015			2014			2013
(tax-equivalent basis, dollars in thousands)	Average Balance	Interest & Fees	Yield / Rate	Average Balance	Interest & Fees	Yield / Rate	Average Balance	Interest & Fees	Yield / Rate
EARNING ASSETS:
Federal funds sold & cash investments	$155,373	$389	0.25%	$72,920	$178	0.24%	$75,510	$193	0.26%
Investment securities:
Taxable investment securities	225,745	11,502	5.10	198,626	12,063	6.07	212,623	12,801	6.02
Investment securities exempt from federal income tax(1)	102,945	6,025	5.85	112,781	7,084	6.28	115,386	7,903	6.85

Total securities	328,690	17,527	5.33	311,407	19,147	6.15	328,009	20,704	6.31

Loans:
Loans(2)	1,933,897	100,814	5.21	1,194,358	55,514	4.65	1,041,964	55,598	5.34
Loans exempt from federal income tax(1)	37,663	1,807	4.80	25,476	1,203	4.72	36,572	1,938	5.30

Total loans	1,971,560	102,621	5.21	1,219,834	56,717	4.65	1,078,536	57,536	5.33

Total earning assets	2,455,623	$120,537	4.91	1,604,161	$76,042	4.74	1,482,055	$78,433	5.29

Noninterest-earning assets	313,256			149,125			148,510

Total assets	$2,768,879			$1,753,286			$1,630,565

INTEREST-BEARING LIABILITIES
NOW and money market deposits	$941,143	$1,580	0.17%	$554,950	$753	0.14%	$507,675	$644	0.13%
Savings deposits	159,345	213	0.13	117,472	123	0.10	102,324	97	0.10
Time deposits	411,996	3,096	0.75	313,310	2,118	0.68	321,673	2,769	0.86
Brokered deposits	198,744	2,622	1.32	137,318	2,204	1.61	120,760	2,203	1.82

Total interest-bearing deposits	1,711,228	7,511	0.44	1,123,050	5,198	0.46	1,052,432	5,713	0.54

Short-term borrowings	124,209	237	0.19	93,178	179	0.19	110,017	161	0.15
FHLB advances and other borrowings	55,728	741	1.33	80,294	1,682	2.09	77,728	1,766	2.27
Subordinated debt	38,675	2,731	7.06	7,439	728	9.79	6,327	755	11.93
Trust preferred debentures	37,010	1,669	4.51	11,971	756	6.32	11,066	674	6.09

Total interest-bearing liabilities	1,966,850	$12,889	0.66%	1,315,932	$8,543	0.65%	1,257,570	$9,069	0.72%

NONINTEREST-BEARING LIABILITIES
Noninterest-bearing deposits	536,327			252,213			221,186
Other noninterest-bearing liabilities	37,945			26,579			12,947

Total noninterest-bearing liabilities	574,272			278,792			234,133
Shareholders' equity	227,757			158,562			138,862

Total liabilities and shareholders' equity	$2,768,879			$1,753,286			$1,630,565

Net interest income / interest rate spreads		$107,648	4.25%		$67,499	4.09%		$69,364	4.57%
Taxable equivalent adjustment		(2,741)			(2,901)			(3,444)

Net interest income, as reported		$104,907			$64,598			$65,920

Net interest margin			4.27%			4.03%			4.45%
Tax equivalent effect			0.11%			0.18%			0.23%
Net taxable equivalent interest margin(3)			4.38%			4.21%			4.68%

(1)
Interest income and average rates for tax-exempt loans and securities are presented on a tax-equivalent basis, assuming a federal income tax rate of 35%.

(2)
Average loan balances include nonaccrual loans and loans held for sale. Interest income on loans includes amortization of deferred loan fees, net of deferred loan costs.

(3)
Net taxable equivalent interest margin during the periods presented represents: (i) the difference between interest income on interest-earning assets and the interest expense on interest-bearing liabilities, divided by (ii) average interest-earning assets for the period.

Interest Rates and Operating Interest Differential

        Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following tables show the effect that these factors had on the interest earned on our interest-earning assets and the interest incurred on our interest-bearing liabilities. The effect of changes in volume is determined by multiplying the change in volume by the previous period's average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the previous period's volume. Changes which are not due solely to volume or rate have been allocated to these categories based on the respective percent changes in average volume and average rate as they compare to each other.

	Three Months Ended March 31, 2016 Compared with Three Months Ended March 31, 2015
	Change due to:
			Interest Variance
(tax-equivalent basis, dollars in thousands)	Volume	Rate
EARNING ASSETS:
Federal funds sold & cash investments	$85	$111	$196
Investment securities:
Taxable investment securities	26	(176)	(150)
Investment securities exempt from federal income tax	(83)	(61)	(144)

Total securities	(57)	(237)	(294)

Loans:
Loans	2,296	(1,688)	608
Loans exempt from federal income tax	123	33	156

Total loans	2,419	(1,655)	764

Total earning assets	$2,447	$(1,781)	$666

INTEREST-BEARING LIABILITIES
NOW and money market deposits	$44	$78	$122
Savings deposits	(1)	9	8
Time deposits	87	216	303
Brokered deposits	174	(30)	144

Total interest-bearing deposits	304	273	577

Short-term borrowings	3	2	5
FHLB advances and other borrowings	60	(215)	(155)
Subordinated debt	1,141	(265)	876
Trust preferred debentures	3	16	19

Total interest-bearing liabilities	$1,511	$(189)	$1,322

Net interest income	$936	$(1,592)	$(656)

	Year Ended December 31, 2015 Compared with Year Ended December 31, 2014			Year Ended December 31, 2014 Compared with Year Ended December 31, 2013
	Change due to:			Change due to:
			Interest Variance			Interest Variance
(tax-equivalent basis, dollars in thousands)	Volume	Rate		Volume	Rate
EARNING ASSETS:
Federal funds sold & cash investments	$202	$9	$211	$(6)	$(9)	$(15)
Investment securities:
Taxable investment securities	1,514	(2,075)	(561)	(845)	108	(737)
Investment securities exempt from federal income tax	(597)	(462)	(1,059)	(171)	(649)	(820)

Total securities	917	(2,537)	(1,620)	(1,016)	(541)	(1,557)

Loans:
Loans	36,463	8,837	45,300	7,608	(7,691)	(83)
Loans exempt from federal income tax	580	24	604	(556)	(180)	(736)

Total loans	37,043	8,861	45,904	7,052	(7,871)	(819)

Total earning assets	$38,162	$6,333	$44,495	$6,030	$(8,421)	$(2,391)

INTEREST-BEARING LIABILITIES
NOW and money market deposits	$586	$241	$827	$62	$47	$109
Savings deposits	50	40	90	16	10	26
Time deposits	704	274	978	(64)	(587)	(651)
Brokered deposits	898	(480)	418	284	(283)	1

Total interest-bearing deposits	2,238	75	2,313	298	(813)	(515)

Short-term borrowings	60	(2)	58	(29)	47	18
FHLB advances and other borrowings	(421)	(520)	(941)	56	(140)	(84)
Subordinated debt	2,630	(627)	2,003	121	(148)	(27)
Trust preferred debentures	1,355	(442)	913	56	26	82

Total interest-bearing liabilities	$5,862	$(1,516)	$4,346	$502	$(1,028)	$(526)

Net interest income	$32,300	$7,849	$40,149	$5,528	$(7,393)	$(1,865)

Results of Operations—Comparison of Results of Operations for the Three Months Ended March 31, 2016 and 2015

        The following discussion of our results of operations compares the three months ended March 31, 2016 to the three months ended March 31, 2015. The results of operations for the three months ended March 31, 2016 are not necessarily indicative of the results of operations that may be expected for the year ending December 31, 2016.

  Net Interest Income/Average Balance Sheet

        Our primary source of revenue is net interest income, which is the difference between interest income from earning assets (primarily loans and securities) and interest expense of funding sources (primarily interest-bearing deposits and borrowings). Net interest income is impacted by the level of interest-earning assets and related funding sources, as well as changes in the levels of interest rates. The difference between the average yield on earning assets and the average rate paid for interest-bearing liabilities is the net interest spread. Noninterest-bearing sources of funds, such as demand deposits and shareholders' equity, also support earning assets. The impact of the noninterest-bearing sources of funds is captured in the net interest margin, which is calculated as net interest income divided by average earning assets. Both the net interest margin and net interest spread are presented on a fully-taxable equivalent basis, which means that tax-free interest income has been adjusted to a pretax equivalent income, assuming a 35% tax rate.

        In the first quarter of 2016, we generated $24.7 million of net interest income on a tax equivalent basis, which was a decrease of $0.7 million, or 2.6%, from the $25.4 million of net interest income we produced on a tax equivalent basis in the first quarter of 2015. The decrease in net interest income on a tax equivalent basis was due to a $1.3 million increase in interest expense, offset in part by a $0.7 million increase in interest income on a tax equivalent basis. The increase in interest expense was primarily due to the interest cost associated with $55.3 million of subordinated debt that was issued in the second quarter of 2015 combined with the growth in deposits and an increase in market interest rates. The increase in interest income resulted primarily from growth of our loan portfolio, offset in part by a decline in the average yield earned on interest-earning assets combined with a decrease in the size of our investment portfolio. For the three months ended March 3l, 2016 and 2015, our reported net interest margin was 3.80% and 4.40%, respectively. The decrease in our reported net interest margin resulted partially from a reduction in accretion income associated with purchase accounting discounts established on loans acquired in the Heartland Bank acquisition. Our net interest margin benefits from discount accretion on our purchased loan portfolios. Our net interest margin for the three months ended March 3l, 2016 and 2015, excluding accretion income would have been 3.51% and 3.89%, respectively.

        Interest Income.    Total interest income on a tax equivalent basis was $28.6 million for the first quarter of 2016 compared to $28.0 million for the first quarter of 2015. The $0.7 million, or 2.4%, increase in total interest income on a tax equivalent basis was primarily due to increases in interest earned on our loan portfolio and short-term investments, offset in part by a decline in interest earned from our investment portfolio.

        Interest income on loans for the first quarter of 2016 was $24.0 million compared to $23.3 million for the first quarter of 2015. The $0.8 million, or 3.3%, increase was primarily due to a 10.2% increase in the average balance of loans outstanding offset in part by a 36 basis point decrease in the average yield on loans. The increase in the average balance of loans outstanding was primarily due to loan growth in commercial real estate loans, construction loans and lease financings. The lower yield on the loan portfolio resulted primarily from a reduction in accretion income associated with purchase accounting discounts established on loans acquired in the Heartland Bank acquisition. Accretion income totaled $1.9 million in the first quarter of 2016 compared to $2.9 million in the first quarter of 2015. The average yield on loans benefits from discount accretion on our purchased loan portfolios. For the three months ended March 31, 2016 and 2015, the reported yield on total loans was 4.68% and 5.04%, respectively, while the yield on total loans excluding accretion income would have been 4.31% and 4.40%, respectively. The decline in our accretion income was driven by the continued run-off of higher yielding acquired loans. As a result of this, we expect accretion income to continue to decline throughout 2016 in comparison to 2015.

        Interest income on our investment securities portfolio decreased $0.3 million, or 6.4%, to $4.3 million in the first quarter of 2016 compared to the first quarter of 2015. This decrease was mainly attributable to a 32 basis point decline in the average yield on investment securities combined with a 1.6% decrease in the average balance of investment securities. The lower yield on investment securities was mainly attributable to the proceeds from amortizing, sold and maturing investment securities being reinvested at lower market interest rates.

        Interest income on short-term cash investments increased to $0.3 million for the first quarter of 2016 compared to $0.1 million for the first quarter of 2015. This increase was primarily due to an increase in short-term interest rates combined with an increase in the level of short-term cash investments.

        Interest Expense.    Interest expense on interest-bearing liabilities increased $1.3 million, or 50.8%, to $3.9 million for the first quarter of 2016 as compared to the first quarter of 2015 due to increases in interest expense on both deposits and borrowings.

        Interest expense on deposits increased to $2.2 million for the first quarter of 2016 as compared to $1.6 million for the first quarter of 2015. The $0.6 million, or 35.1%, increase in interest expense on deposits was primarily due to the average balance of deposits increasing 11.7% combined with an 8 basis point increase in the average rate paid. The increase in the average balance of deposits resulted primarily from increases in NOW and money market deposits, time deposits and brokered deposits. The increase in the average rate paid was primarily due to the impact of higher market interest rates on deposits.

        Interest expense on borrowings increased $0.7 million, or 77.7%, to $1.7 million in the first quarter of 2016 as compared to the first quarter of 2015. This increase reflected increased interest expense on subordinated debt, offset in part by a reduction in interest expense on FHLB advances and other borrowings. The increase in interest expense on subordinated debt of $0.9 million was due to the issuance of $55.3 million of subordinated debt in June 2015. The decrease in interest expense on FHLB advances and other borrowings of $0.2 million was due to repayment of a $14.0 million term note in June 2015 using proceeds from the subordinated debt issuance discussed above.

        Provision for Loan Losses.    The provision for loan losses totaled $1.1 million in the first quarter of 2016 compared to $1.0 million in the first quarter of 2015. The increase in the provision for loan losses resulted primarily from loan growth.

        Noninterest Income.    Noninterest income decreased $5.4 million, or 30.0%, to $12.6 million for the first quarter of 2016. The following table sets forth the major components of our noninterest income for the first quarter of 2016 compared to the first quarter of 2015:

	For the Three Months Ended March 31,
			Increase (decrease)
(dollars in thousands)	2016	2015
Noninterest income:
Commercial mortgage banking revenue	$6,562	$7,115	$(553)
Residential mortgage banking revenue	1,121	5,983	(4,862)
Wealth management revenue	1,785	1,796	(11)
Merchant services revenue	424	305	119
Service charges on deposit accounts	907	1,018	(111)
Interchange revenue	964	946	18
Gain on sales of investment securities, net	204	159	45
Other-than-temporary impairment on investment securities	(824)	(162)	(662)
Loss on sales of other real estate owned	(4)	(44)	40
Other income	1,479	906	573

Total noninterest income	$12,618	$18,022	$(5,404)

        Commercial mortgage banking revenue.    Love Funding is an approved Federal Housing Administration (FHA) insured lender and Government National Mortgage Association (GNMA) issuer engaged in commercial mortgage origination and servicing. Love Funding offers refinance, construction, rehabilitation and acquisition financing programs for multifamily and affordable housing, healthcare facilities and hospitals. Commercial mortgage banking revenue represents gains from loans held for sale and net revenues earned on the servicing of loans sold. Gains on loans held for sale include the realized and unrealized gains and losses on sales of mortgage loans, as well as the changes in fair value of interest rate lock commitments and forward loan sale commitments. Revenue from servicing commercial mortgages is recognized as earned based on the specific contractual terms of the underlying servicing agreements, along with amortization of and changes in impairment of mortgage servicing rights. Noninterest income from our commercial mortgage banking business decreased $0.6 million to $6.6 million in the first quarter of 2016. Love Funding generated gains on loans held for sale of $6.2 million and net servicing revenues of $0.3 million in the first quarter of 2016 compared to gains on loans held for sale of $6.6 million and net servicing revenues of $0.5 million in the first quarter of 2015. The $0.4 million decrease in gains was primarily due to the level of commercial mortgage interest rate lock commitments being lower in the first quarter of 2016. The $0.2 million decrease in commercial mortgage servicing revenue primarily resulted from $0.2 million of impairment recorded against our commercial mortgage servicing rights during the first quarter of 2016. At March 31, 2016 and December 31, 2015, we were servicing for the benefit of others government-insured commercial mortgage loans totaling $3.7 billion and $3.6 billion, respectively.

        Residential mortgage banking revenue.    Residential mortgage banking revenues are primarily generated from gains recognized on loans held for sale and fees earned from the servicing of residential loans sold to others. Gains on loans held for sale include the realized and unrealized gains and losses on sales of mortgage loans, as well as the changes in fair value of interest rate lock commitments and forward loan sale commitments. Revenue from servicing residential mortgages is recognized as earned based on the specific contractual terms of the underlying servicing agreements, along with amortization of and changes in impairment of mortgage servicing rights. Our residential mortgage banking activities generated gains on loans held for sale of $2.7 million and a net servicing loss of $1.5 million in the first quarter of 2016 compared to gains on loans held for sale of $6.4 million and a net servicing loss of $0.4 million in the first quarter of 2015. The $3.7 million decrease in gains was primarily due to lower refinance volume during the first quarter of 2016 that led to decreases in residential mortgage rate lock commitments, originations and loan sales. The $1.2 million increase in residential mortgage servicing losses primarily resulted from $2.0 million of impairment recorded against our residential mortgage servicing rights during the first quarter of 2016 compared to $0.8 million of impairment in the first quarter of 2015. The increase in impairment resulted from a larger increase in estimated prepayment speeds during the first quarter of 2016 compared to the first quarter of 2015 due to a sharper decline in market interest rates on loans.

        Merchant services revenue.    Noninterest income from our merchant services business increased $0.1 million to $0.4 million in the first quarter of 2016 due to an increase in transaction volume and the number of merchant services customers we serve.

        Gain on sales of investment securities, net.    During the first quarter of 2016, we sold investment securities totaling $23.8 million that resulted in net gains of $0.2 million. These sales consisted of U.S. Treasury securities and agency mortgage-backed securities. During the first quarter of 2015, we sold $57.9 million of investment securities that resulted in net gains of $0.2 million. These sales consisted primarily of corporate securities, agency mortgage-backed securities and non-agency mortgage-backed securities.

        Other-than-temporary impairment on investment securities.    For the first quarter of 2016, we determined that three covered non-agency mortgage-backed securities had other-than-temporary impairment of $0.8 million due to changes in expected cash flows. These amounts were recognized as losses in the consolidated statement of income for the three months ended March 31, 2016.

        During the first quarter of 2015, we determined, due to changes in expected cash flows, that one covered non-agency mortgage-backed security had other-than-temporary impairment of $0.2 million. This amount was recognized as a loss in the consolidated statement of income for the three months ended March 31, 2015.

        Other income.    Other income totaled $1.5 million in the first quarter of 2016 compared to $0.9 million in the first quarter of 2015. This increase was partially due to an increase in income earned on officers life insurance due to the purchase of $20.0 million of additional policies in the second quarter of 2015. The increase in other income was also impacted by the first quarter of 2015 including amortization expense related to the FDIC indemnification asset that became fully amortized during 2015.

  Noninterest Expense

        Noninterest expense decreased $3.9 million, or 12.4%, to $27.6 million in the first quarter of 2016 compared to the first quarter of 2015. The following table sets forth the major components of our noninterest expense for the first quarter of 2016 compared to the first quarter of 2015:

	For the Three Months Ended March 31,
			Increase (decrease)
(dollars in thousands)	2016	2015
Noninterest expense:
Salaries and employee benefits	$15,387	$18,219	$(2,832)
Occupancy and equipment	3,310	3,296	14
Data processing	2,620	2,484	136
FDIC insurance	463	592	(129)
Professional	1,701	2,350	(649)
Marketing	643	561	82
Communications	516	642	(126)
Loan expense	486	591	(105)
Other real estate owned	152	201	(49)
Intangible assets amortization	580	663	(83)
Other	1,781	1,946	(165)

Total noninterest expense	$27,639	$31,545	$(3,906)

        Salaries and employee benefits.    Salaries and employee benefits expense decreased $2.8 million, or 15.5%, to $15.4 million for the first quarter of 2016 compared to the first quarter of 2015. This decrease was partially attributable to the prior year first quarter including severance accruals for certain Heartland Bank employees who were terminated during the quarter. This decrease also resulted from the number of full-time equivalent employees declining from an average of 750 during the first quarter of 2015 to an average of 701 during the first quarter of 2016.

        FDIC insurance.    FDIC insurance expense decreased $0.1 million, or 21.8%, to $0.5 million for the first quarter of 2016. This decrease was primarily due to improvement in our performance ratios which resulted in a lower insurance rate charge in the first quarter of 2016.

        Professional.    Professional fees decreased $0.6 million, or 27.6%, to $1.7 million in the first quarter of 2016. This decrease was mainly due to the first quarter of 2015 including nonrecurring consulting expenses and legal fees associated with integrating the Heartland Bank entities acquired at the end of 2014.

        Communications.    Communications expense decreased $0.1 million, or 19.6%, to $0.5 million in the first quarter of 2016. This decrease primarily resulted from the first quarter of 2015 including one-time costs associated with conforming the Heartland Bank phone system and data lines to those used by the Company.

        Other noninterest expense.    Other noninterest expense totaled $1.8 million in the first quarter of 2016 compared to $1.9 million in the first quarter of 2015. This decrease was primarily attributable to higher expenses in the first quarter of 2015 for supplies and postage costs related to integration of the Heartland Bank entities acquired.

  Income Tax Expense

        Income tax expense was $2.8 million in the first quarter of 2016 compared to $3.6 million in the first quarter of 2015. This decrease in income tax expense was consistent with the corresponding decline in pre-tax income. Effective tax rates were 35.2% and 35.3% in the first quarter of 2016 and the first quarter of 2015, respectively.

Results of Operations—Comparison of Results of Operations for the Years Ended December 31, 2015 to December 31, 2014

        The following discussion of our results of operations compares the year ended December 31, 2015 to the year ended December 31, 2014.

  Net Interest Income/Average Balance Sheet

        In 2015, we generated net interest income on a tax-equivalent basis of $107.6 million, an increase of $40.1 million, or 59.5%, from the net interest income level we produced on a tax equivalent basis in 2014. This increase was largely due to a 53.1% increase in the average balance of interest earning assets, coupled with a 17 basis point improvement in the average yield on interest-earning assets. The increase in the average balance of interest earning assets was primarily due to loans added from the Heartland Bank acquisition coupled with organic growth in commercial loans, commercial real estate loans, consumer loans and leases during 2015. The increase in the average yield on interest-earning assets was primarily due to an increase in accretion income associated with purchase accounting discounts established on loans acquired in the Heartland Bank acquisition. For the years ended December 31, 2015 and 2014, our reported net interest margin was 4.38% and 4.21%, respectively. Our net interest margin benefits from discount accretion on our purchased loan portfolios. Our net interest margin for the years ended December 31, 2015 and 2014, excluding accretion income would have been 3.74% and 4.11%, respectively.

        Interest Income.    Total interest income on a tax equivalent basis was $120.5 million in 2015 compared to $76.0 million in 2014. The $44.5 million, or 58.5%, increase in total interest income on a tax equivalent basis was due to increases in interest earned on our loan portfolio, offset in part by declines in interest earned from our investment portfolio.

        Interest income on loans was $102.6 million in 2015 compared to $56.7 million in 2014. The $45.9 million, or 80.9%, increase in interest income on loans was primarily due to a 61.6% increase in the average balance of loans outstanding coupled with a 56 basis point increase in the average yield on loans. The increase in the average balance of loans outstanding was primarily due to loans added from the Heartland Bank acquisition coupled with organic loan growth during 2015. The higher yield on the loan portfolio resulted primarily from accretion income associated with purchase accounting discounts established on loans acquired in the Heartland Bank acquisition. The average yield on loans benefits from discount accretion on our purchased loan portfolios. For the years ended December 31, 2015 and 20l4, the reported yield on total loans was 5.21% and 4.65%, respectively, while the yield on total loans excluding accretion income would have been 4.42% and 4.51%, respectively.

        Interest income on our investment securities portfolio decreased $1.6 million, or 8.5%, to $17.5 million in 2015. The decrease in interest income on investment securities was primarily due to an 82 basis point decline in the average yield on investment securities, offset in part by a 5.5% increase in the average balance of investment securities. The lower yield on investment securities was mainly attributable to the proceeds from amortizing, sold and maturing investment securities being reinvested at lower market interest rates.

        Interest Expense.    Interest expense on interest-bearing liabilities increased $4.3 million, or 50.9%, to $12.9 million in 2015 due to increases in interest expense on both deposits and borrowings.

        Interest expense on deposits increased to $7.5 million in 2015. The $2.3 million, or 44.5%, increase in interest expense on deposits was primarily due to the average balance of deposits increasing 52.4%, offset in part by a 2 basis point decrease in the average rate paid. The increase in the average balance of deposits resulted primarily from the impact of deposit accounts added from the Heartland Bank acquisition. The decline in the average rate paid was due to the impact of lower market interest rates on brokered deposits.

        Interest expense on borrowings increased $2.0 million, or 60.8%, to $5.4 million in 2015. This increase reflected increased interest expense on subordinated debt and trust preferred debentures, offset in part by a reduction in interest expense on FHLB advances and other borrowings. The increase in interest expense on subordinated debt of $2.0 million was due to the issuance of $55.3 million of subordinated debt in June 2015. The increase in interest expense on trust preferred debentures of $0.9 million was primarily due to the impact of $40.0 million of trust preferred debentures assumed in the Heartland Bank acquisition at a fair value of $24.9 million. The decrease in interest expense on FHLB advances and other borrowings of $0.9 million was due to pre-payment of a $14.0 million term note using proceeds from the subordinated debt issuance discussed above combined with a reduction in the level of outstanding FHLB advances in 2015.

        Provision for Loan Losses.    The provision for loan losses totaled $11.1 million in 2015 compared to $0.1 million in 2014. The $11.0 million increase in the provision for loan losses was due primarily to an increase in specific reserves on non-PCI loans for impairment identified on certain nonperforming loans coupled with the impact of loan growth during 2015. During the third quarter of 2015, we recorded a $7.5 million charge-off on a group of nonperforming loans to one borrower due to deterioration in our collateral position on these loans.

        Noninterest Income.    Noninterest income increased $39.0 million, or 191.0%, to $59.5 million in 2015. The following table sets forth the major components of our noninterest income for the years ended December 31, 2015 and 2014:

	For the Year Ended December 31,
			Increase (decrease)
(dollars in thousands)	2015	2014
Noninterest income:
Commercial mortgage banking revenue	$20,175	$—	$20,175
Residential mortgage banking revenue	17,634	3,000	14,634
Wealth management revenue	7,292	7,098	194
Merchant services revenue	1,529	1,083	446
Service charges on deposit accounts	3,969	3,036	933
Interchange revenue	3,562	2,613	949
FDIC loss-sharing expense	(566)	(3,491)	2,925
Amortization of FDIC indemnification asset	(397)	(954)	557
Gain on sales of investment securities, net	193	77	116
Other-than-temporary impairment on investment securities	(461)	(190)	(271)
Gain on sales of other real estate owned	600	761	(161)
Gain on sales of other assets	—	3,224	(3,224)
Other income	5,952	4,184	1,768

Total noninterest income	$59,482	$20,441	$39,041

        Commercial mortgage banking revenue.    Commercial mortgage banking revenue represents gains from loans held for sale and net revenues earned on the servicing of loans sold. Gains on loans held for sale include the realized and unrealized gains and losses on sales of mortgage loans, as well as the changes in fair value of interest rate lock commitments and forward loan sale commitments. Revenue from servicing commercial mortgages is recognized as earned based on the specific contractual terms of the underlying servicing agreements, along with amortization of and changes in impairment of mortgage servicing rights. In 2015, Love Funding generated gains on loans held for sale of $18.1 million and net servicing revenues of $2.1 million. During 2015, Love Funding originated $382.9 million of new commercial FHA loans. In 2014, we did not have any commercial mortgage banking revenue. At December 31, 2015 and 2014, we were servicing for the benefit of others government-insured commercial mortgage loans totaling $3.6 billion and $3.4 billion, respectively.

        Residential mortgage banking revenue.    Residential mortgage banking revenues are primarily generated from gains recognized on loans held for sale and fees earned from the servicing of residential loans sold to others. Gains on loans held for sale include the realized and unrealized gains and losses on sales of mortgage loans, as well as the changes in fair value of interest rate lock commitments and forward loan sale commitments. Revenue from servicing residential mortgages is recognized as earned based on the specific contractual terms of the underlying servicing agreements, along with amortization of and changes in impairment of mortgage servicing rights. In 2015, our residential mortgage banking activities generated gains on loans held for sale of $15.9 million and net servicing revenues of $1.7 million compared to $2.6 million and $0.4 million in 2014, respectively. The $13.4 million increase in gains was primarily due to the origination of residential mortgage loans held for sale increasing to $560.9 million during 2015 compared to $88.4 million of originations during 2014. The $1.2 million increase in residential servicing revenue resulted from the average balance of our residential servicing portfolio increasing to $1.8 billion in 2015 as opposed to $299.3 million in 2014. The increases in the origination of residential loans held for sale and the residential servicing portfolio in 2015 were primarily due to the acquisition of Heartland Bank and the addition of its sizable residential mortgage banking operations.

        Wealth management revenue.    Noninterest income from our wealth management business increased $0.2 million to $7.3 million in 2015. The increase in wealth management revenue was primarily due to organic growth which resulted in an increase in the average balance of assets under administration to $1.18 billion in 2015 compared to $1.15 billion in 2014.

        Merchant services revenue.    Noninterest income from our merchant services business increased $0.4 million to $1.5 million in 2015. We acquired Enable Pay Direct, Inc. in April 2012 and began our credit card processing business as a result of this acquisition. Our merchant services revenue has increased each year since 2012 due primarily to a focus on growth and an increase in the number of merchant services customers we serve.

        Service charges on deposits.    Noninterest income from service charges on deposits increased $0.9 million to $4.0 million in 2015. This increase primarily resulted from the addition of transactional deposit accounts associated with the Heartland Bank acquisition.

        Interchange revenue.    Noninterest income from interchange revenue increased $0.9 million to $3.6 million in 2015. This increase primarily resulted from an increased number of bank issued debit cards resulting from the Heartland Bank acquisition.

        FDIC loss-sharing expense.    Fluctuations in FDIC loss-sharing expense are largely correlated to impairment charges or recoveries recorded on covered loans and other real estate owned acquired in the Strategic Capital and WestBridge transactions. We recorded FDIC loss-sharing expense of $0.6 million during 2015 compared to FDIC loss-sharing expense of $3.5 million in 2014. The $2.9 million decrease in FDIC loss-sharing expense was due primarily to us reimbursing the FDIC for 80% of a $3.2 million gain recognized in other income from the June 2014 liquidation of assets received from a 2011 foreclosure of a covered loan (see "Gain on sales of other assets" below).

        Gain on sales of investment securities, net.    During 2015, we sold investment securities totaling $62.8 million that resulted in net gains of $0.2 million. Sales in 2015 consisted of corporate securities, U.S. Treasury securities, U.S. agency securities and non-agency mortgage-backed securities. During 2014, we sold $25.0 million of investment securities that resulted in net gains of $0.1 million. Sales in 2014 consisted primarily of U.S. Treasury securities and corporate securities.

        Other-than-temporary impairment on investment securities.    In 2015, we determined that three covered non-agency mortgage-backed securities had other-than-temporary impairment of $0.5 million due to changes in expected cash flows. These amounts were recognized as losses in the 2015 consolidated statement of income.

        During 2014, the Company determined that one non-agency mortgage-backed security had other-than-temporary impairment of $20,000 and one covered non-agency mortgage-backed security had other-than-temporary impairment of $0.2 million, both due to changes in expected cash flows. These amounts were recognized as losses in the 2014 consolidated statement of income.

        Gain on sales of other assets.    In 2011, upon foreclosure of a covered loan from the Strategic Capital acquisition, we received an equity interest in a non-publicly traded bank holding company. In June 2014, this bank holding company was acquired by another institution. As a result of this transaction, we received $1.1 million in cash and approximately 123,000 shares of common stock that we liquidated on June 13, 2014 for $2.1 million. We recognized the financial impact of this transaction in June 2014 by recording a $3.2 million gain on sale of other assets in the consolidated statement of income. In accordance with the related loss-sharing agreement with the FDIC, we remitted 80%, or

$2.6 million, of the gain to the FDIC as a recovery of a previously covered loss. The $2.6 million remittance to the FDIC was recorded as FDIC loss-sharing expense in June 2014.

        Other income.    Other income totaled $6.0 million in 2015 compared to $4.2 million in 2014. The increase in other income was primarily due to the impact of lease renewal fees and gains realized on the sale of leased assets by Heartland Business Credit, the leasing company acquired by us as part of the Heartland Bank acquisition, combined with an increase in income earned on officer life insurance policies due to the purchase of $20.0 million of additional policies. We also generated increases in other miscellaneous fees due to the increased level of business activities resulting from the Heartland Bank acquisition and we recorded $0.9 million for a Love Funding related indemnification claim expressly covered by the Heartland Bank merger and indemnification agreements (see "—Other noninterest expense" below). The increase in other income was offset in part by $1.7 million of other income recorded in 2014 related to a settlement agreement with the FDIC. In January 2014, we reached a settlement with the FDIC regarding a dispute over differences in the calculation and timing of impairment losses on non-agency mortgage-backed securities acquired in the Strategic Capital transaction. In accordance with the settlement, we received $3.9 million from the FDIC and recognized the financial impact of this settlement in the first quarter of 2014 by reducing the indemnification asset due from the FDIC by $2.2 million and recording $1.7 million as other income in the 2014 consolidated statement of income.

  Noninterest Expense

        Noninterest expense increased $48.3 million, or 69.5%, to $117.8 million in 2015. The following table sets forth the major components of our noninterest expense for the years ended December 31, 2015 and 2014:

	For the Years Ended December 31,
			Increase (decrease)
(dollars in thousands)	2015	2014
Noninterest expense:
Salaries and employee benefits	$63,313	$32,503	$30,810
Occupancy and equipment	13,151	7,587	5,564
Data processing	10,197	6,402	3,795
FDIC insurance	2,051	1,328	723
Professional	8,687	5,677	3,010
Marketing	2,891	2,530	361
Communications	2,354	1,541	813
Loan expense	2,960	1,204	1,756
Other real estate owned	945	2,189	(1,244)
Intangible assets amortization	2,460	2,115	345
FHLB advance prepayment fee	—	1,746	(1,746)
Other	8,755	4,658	4,097

Total noninterest expense	$117,764	$69,480	$48,284

        Salaries and employee benefits.    Salaries and employee benefits expense increased $30.8 million, or 94.8%, to $63.3 million in 2015. This increase was primarily attributable to the Heartland Bank acquisition that closed on December 31, 2014. The number of full-time equivalent employees averaged 702 during 2015 compared to 424 in 2014. This increase was also impacted by severance accruals related to Heartland Bank employees who were terminated during 2015, annual salary increases that took effect in 2015 and increased benefit costs.

        Occupancy and equipment.    Occupancy and equipment expense increased $5.6 million, or 73.3%, to $13.2 million in 2015. This increase was mainly due to the Heartland Bank acquisition on December 31, 2014 and the depreciation, real estate taxes, utilities, ongoing maintenance and lease obligations associated with the branch and office facilities we added as a result. The acquisition of Heartland Bank included 11 branch locations, six loan origination offices, and 12 other office facilities related to Love Funding and Heartland Business Credit.

        Data processing.    Data processing expense increased $3.8 million, or 59.3%, to $10.2 million in 2015. This increase resulted primarily from the impact of increased processing costs incurred subsequent to the Heartland Bank acquisition coupled with one-time data processing costs incurred in conjunction with the conversion of Heartland Bank's systems to the core processing platform and ancillary systems used by the Company.

        FDIC insurance.    FDIC insurance expense totaled $2.1 million in 2015 compared to $1.3 million in 2014. This increase was primarily due to the Heartland Bank acquisition which included the purchase of $765.6 million of deposits on December 31, 2014.

        Professional.    Professional fees increased $3.0 million, or 53.0%, to $8.7 million in 2015. This increase was primarily due to legal and consulting fees incurred in conjunction with the Heartland Bank acquisition and related integration of their systems to those used by the Company.

        Marketing.    Marketing expense totaled $2.9 million in 2015 compared to $2.5 million in 2014. This increase reflected the impact of increased advertising and public relations expense centered on the promotion of our acquisition and integration of Heartland Bank.

        Communications.    Communications expense totaled $2.4 million in 2015 compared to $1.5 million in 2014. This increase primarily resulted from increased telephone and data line costs related to usage associated with the addition of staff and facilities from the Heartland Bank acquisition.

        Loan expense.    Loan expense totaled $3.0 million in 2015 compared to $1.2 million in 2014. Loan expense includes expenses related to collateral protection and collection activities. These increases were primarily due to increased lending as a result of the Heartland Bank acquisition.

        Other real estate owned.    Other real estate owned expense was $0.9 million in 2015 compared to $2.2 million in 2014. The reduced level of expense in 2015 primarily resulted from a decreased level of impairment write-downs on properties held in other real estate owned.

        Intangible assets amortization.    Intangible assets amortization expense was $2.5 million in 2015 compared to $2.1 million in 2014. This increase was primarily due to amortization recorded on the $3.4 million core deposit intangible established in conjunction with the Heartland Bank acquisition on December 31, 2014.

        FHLB advance prepayment fee.    On December 31, 2014, we pre-paid $40.0 million of FHLB advances with a weighted average interest rate of 2.86% and maturity dates ranging from 2016 to 2017. As a result, we paid a prepayment fee of $1.7 million that was recorded as noninterest expense in the 2014 consolidated statement of income.

        Other noninterest expense.    Other noninterest expense totaled $8.8 million in 2015 compared to $4.7 million in 2014. This increase was primarily attributable to the Heartland Bank acquisition and increases in costs associated with supplies, insurance, travel, training, subscriptions, postage and lease terminations. Other noninterest expense in 2015 also included a $1.2 million loss contingency accrual related to a Love Funding legal dispute with a former employee that was raised prior to our acquisition of Heartland Bank. The claim was expressly covered in the merger and indemnification agreements with Heartland Bank (see "—Other income" above). These increases in other noninterest expense were partially offset by a reimbursement by us in 2014 of $0.9 million of credit card losses incurred by customers of our merchant services client that went out of business in 2014.

  Income Tax Expense

        Income tax expense was $11.1 million in 2015 compared to $4.7 million in 2014. The increase in income tax expense was consistent with the related growth in pre-tax income. Effective tax rates were 31.2% and 30.1% in 2015 and 2014, respectively. The higher effective tax rate in 2015 was primarily due to income before taxes growing in 2015 without corresponding increases in tax exempt items.

  Net Income Available to Common Shareholders

        Net income available to common shareholders is computed by subtracting dividends declared on preferred stock from net income. Net income increased $13.5 million to $24.3 million in 2015, while dividends declared on preferred stock were $7.6 million in 2014. As a result, net income available to common shareholders in 2015 increased $21.1 million.

Results of Operations—Comparison of Results of Operations for the Years Ended December 31, 2014 to December 31, 2013

        The following discussion of our results of operations compares the year ended December 31, 2014 to the year ended December 31, 2013.

  Net Interest Income/Average Balance Sheet

        In 2014, we generated $67.5 million of net interest income on a tax equivalent basis, which represented a $1.9 million, or 2.7%, decrease from the $69.4 million of net interest income we produced on a tax equivalent basis in 2013. This decrease was primarily due to a 10.0% decline in our net interest margin from 4.68% in 2013 to 4.21% in 2014. The impact of this was offset in part by an 8.2% increase in the average balance of interest earning assets. The decrease in our net interest margin was primarily due to a decrease in accretion income associated with purchase accounting discounts related to acquisitions. For the years ended December 31, 2014 and 2013, our reported net interest margin was 4.21% and 4.68%, respectively. Our net interest margin benefits from discount accretion on our purchased loan portfolios. Our net interest margin for the years ended December 31, 2014 and 2013, excluding accretion income would have been 4.11% and 4.32%, respectively.

        Interest Income.    Total interest income on a tax equivalent basis was $76.0 million in 2014 compared to $78.4 million in 2013. The $2.4 million, or 3.0%, decrease in total interest income was due to a decrease in interest earned from our loan portfolio coupled with a decline in interest earned from our investment portfolio.

        Interest income from our total loan portfolio decreased $0.8 million, or 1.4%, to $56.7 million in 2014 from $57.5 million in 2013. This decrease was primarily due to a 68 basis point decline in the average yield on loans coupled with a decrease in loans exempt from federal income tax. These decreases were offset in part by a 13.1% increase in the average balance of loans outstanding. The increase in the average balance of loans resulted primarily from strong organic loan growth during the year. The lower yield on the loan portfolio resulted primarily from accretion income associated with purchase accounting discounts related to acquisitions. The average yield on loans benefits from discount accretion on our purchased loan portfolios. For the years ended December 31, 2014 and 2013, the reported yield on total loans was 4.65% and 5.33%, respectively, while the yield on total loans excluding accretion income would have been 4.51% and 4.83%, respectively.

        Interest income on our investment securities portfolio decreased $1.6 million, or 7.5%, to $19.1 million in 2014 from $20.7 million in 2013. This decrease resulted from a 5.1% decline in the average balance of our investment securities portfolio, coupled with a 16 basis point decrease in the average yield on investments. The decrease in the average balance of investment securities was primarily due to maturities, repayments and sales of investment securities exceeding new purchases of investments during the year. The impact of ongoing repayment of the FDIC loss-share covered non-agency mortgage-backed securities portfolio acquired in the Strategic Capital transaction was offset by corresponding increases in fair value of these same securities.

        Interest Expense.    Total interest expense was $8.5 million in 2014 compared to $9.1 million in 2013. The $0.5 million, or 5.8%, decrease in total interest expense was primarily due to a decrease in interest expense on time deposits because of lower rates.

        Interest expense on deposits in 2014 was $5.2 million compared to $5.7 million in 2013. The $0.5 million, or 9.0%, decrease in interest expense on deposits was primarily due to the average rate on interest-bearing deposits declining 8 basis points, or 14.8%, in 2014, offset in part by a 6.7% increase in the average balance of deposits. The decline in the average rate paid was due to the impact of lower market interest rates on time deposits and brokered deposits coupled with a decrease in the level of time deposits outstanding. The increase in the average balance of deposits resulted primarily from a full year's impact of the Grant Park acquisition (second quarter of 2013) coupled with organic deposit growth during the year in NOW, money market and savings accounts.

        Interest expense on short- and long-term borrowings was $3.3 million and $3.4 million in 2014 and 2013, respectively. The increase in interest expense from the trust preferred debentures that we assumed in the Grant Park acquisition (second quarter of 2013) was offset by a decrease in interest expense on the $10.0 million amortizing term note. This note was repaid in December 2014.

        On December 31, 2014, we repaid $40.0 million of FHLB advances with a weighted average interest rate of 2.86% and maturity dates ranging from 2016 to 2017. As a result, we paid a prepayment fee of $1.7 million that was recorded as noninterest expense in the 2014 consolidated statement of income.

        Provision for Loan Losses.    The provision for loan losses decreased $0.1 million to $0.1 million in 2014 from $0.2 million in 2013. The provision in 2014 was comprised of a $0.3 million provision related to non-PCI loans offset in part by a $0.2 million negative provision for PCI loans. In 2014, we recorded PCI loan charge-offs of $9.8 million that resulted from a PCI loan pool of commercial real estate loans being closed out in 2014 due to no more active loans remaining in the pool.

        Noninterest Income.    Noninterest income increased $4.2 million, or 25.9%, to $20.4 million in 2014 compared to $16.2 million in 2013. The increase was primarily due to a gain realized on the sale of assets received from a 2011 foreclosure coupled with the portion of a settlement agreement with the FDIC that was recorded as other income. Noninterest income was also favorably impacted by a reduction in amortization of the FDIC indemnification asset, increased revenue from our wealth management operation and an increase in gains generated from sales of other real estate owned, offset in part by an increase in FDIC loss-sharing expense and no bargain purchase gains.

        The following table sets forth the major components of our noninterest income for the years ended December 31, 2014 and 2013:

	For the Years Ended December 31,
			Increase (decrease)
(dollars in thousands)	2014	2013
Noninterest income:
Residential mortgage banking revenue	$3,000	$3,366	$(366)
Wealth management revenue	7,098	6,149	949
Merchant services revenue	1,083	742	341
Service charges on deposit accounts	3,036	2,741	295
Interchange revenue	2,613	2,260	353
Gain on bargain purchase	—	2,154	(2,154)
FDIC loss-sharing expense	(3,491)	(1,149)	(2,342)
Amortization of FDIC indemnification asset	(954)	(2,705)	1,751
Gain on sales of investment securities, net	77	321	(244)
Other-than-temporary impairment on investment securities	(190)	(190)	—
Gain (loss) on sales of other real estate owned	761	(26)	787
Gain on sales of other assets	3,224	—	3,224
Other income	4,184	2,567	1,617

Total noninterest income	$20,441	$16,230	$4,211

        Residential mortgage banking revenue.    Residential mortgage banking revenues are primarily generated from gains recognized on loans held for sale and fees earned from the servicing of residential loans sold to others. Gains on loans held for sale include the realized and unrealized gains and losses on sales of mortgage loans, as well as the changes in fair value of interest rate lock commitments and forward loan sale commitments. Revenue from servicing residential mortgages is recognized as earned based on the specific contractual terms of the underlying servicing agreements, along with amortization of and changes in impairment of mortgage servicing rights. Noninterest income from mortgage banking activities decreased $0.4 million, or 10.9%, to $3.0 million in 2014 as compared to $3.4 million in 2013. The decrease in residential mortgage banking revenue was primarily due to the origination of residential mortgage loans held for sale decreasing to $88.4 million in 2014 compared to $111.0 million in 2013. The decrease in originations was primarily due to a decreased level of refinancing activity in 2014 as mortgage rates stabilized.

        Wealth management revenue.    Noninterest income from our wealth management business increased $0.9 million, or 15.4%, to $7.1 million in 2014 compared to $6.1 million in 2013. The increase in wealth management revenue was primarily due to the growth of assets under administration to $1.2 billion at December 31, 2014 compared to $1.1 billion at December 31, 2013. As a result of this growth, the average balance of assets under management increased 13.9% in 2014.

        Merchant services revenue.    Merchant services revenue was $1.1 million in 2014 and $0.7 million in 2013. We acquired Enable Pay Direct, Inc. in April 2012 and began our credit card processing business then. Our merchant services revenue has increased each year since 2012 due primarily to growth in the number of merchant services customers we serve.

        Service charges on deposits.    Noninterest income from service charges on deposit accounts increased $0.3 million, or 10.8%, to $3.0 million in 2014 compared to $2.7 million in 2013 due primarily to an increase in the level of transactional based deposit accounts.

        Interchange revenue.    Noninterest income from interchange fees increased $0.4 million, or 15.6%, to $2.6 million in 2014 compared to $2.3 million in 2013 due primarily to an increase in interchange fees from a larger number of debit card transactions.

        Gain on bargain purchase.    In June 2013, we completed the Grant Park acquisition and recognized a bargain purchase gain of $2.2 million in the 2013 consolidated statement of income due to the fair value of the identifiable net assets exceeding the fair value of the consideration we paid for the entity. We did not have any acquisitions in 2014 or 2012 that generated a bargain purchase gain.

        FDIC loss-sharing expense.    Fluctuations in FDIC loss-sharing expense are largely correlated to impairment charges or recoveries recorded on covered loans and other real estate owned acquired in the Strategic Capital and WestBridge transactions. We recorded FDIC loss-sharing expense of $3.5 million in 2014 compared to FDIC loss-sharing expense of $1.1 million in 2013. The increase in FDIC loss-sharing expense was due primarily to us reimbursing the FDIC for 80% of a $3.2 million gain recognized in other income from the June 2014 liquidation of assets received from a 2011 foreclosure of a covered loan (see "—Gain on sales of other assets" below).

        Amortization of FDIC indemnification asset.    Amortization of the FDIC indemnification asset was $1.0 million in 2014 and $2.7 million in 2013. The decrease in 2014 resulted primarily from a decline in the number of amortizing loans covered by the FDIC indemnification agreement, and the result of the loss-sharing agreements ending.

        Gain on sales of investment securities, net.    We sold available-for-sale investment securities totaling $25.0 million in 2014 that resulted in net gains of $0.1 million. Our sales in 2014 were comprised of U.S. Treasury securities and corporate securities. In 2013, we sold available-for-sale investment securities totaling $33.7 million that resulted in net gains of $0.3 million. Sales in 2013 consisted of corporate securities, U.S. Treasury securities and U.S. agency securities.

        Other-than-temporary impairment on investment securities.    During 2014, the Company determined that one non-agency mortgage-backed security had other-than-temporary impairment of $20,000 and one covered non-agency mortgage-backed security had other-than-temporary impairment of $0.2 million, both due to deteriorating cash flows. These amounts were recognized as losses in the 2014 consolidated statement of income.

        In 2013, the Company determined that one non-agency mortgage-backed security had a minimal amount of other-than-temporary impairment and one covered non-agency mortgage-backed security had other-than-temporary impairment of $0.2 million, both due to deteriorating cash flows. These amounts were recognized as losses in the 2013 consolidated statement of income.

        Gain (loss) on sales of other real estate owned.    Gains recognized on sales of other real estate owned totaled $0.8 million in 2014. In 2013, we recognized a loss of $26,000 on sales of other real estate owned. The minimal loss in 2013 was primarily due to a decline in sales activity during 2013. In 2014, we recognized several larger gains on sales of other real estate owned.

        Gain on sales of other assets.    In 2011, upon foreclosure of a covered loan from the Strategic Capital acquisition, we received an equity interest in a non-publicly traded bank holding company. In June 2014, this bank holding company was acquired by another institution. As a result of this transaction, we received $1.1 million in cash and approximately 123,000 shares of common stock that were liquidated on June 13, 2014 for $2.1 million. We recognized the financial impact of this transaction in 2014 by recording a $3.2 million gain on sale of other assets in the 2014 consolidated statement of income. In accordance with the related loss-sharing agreement with the FDIC, we remitted 80%, or $2.6 million, of the gain to the FDIC as a recovery of a previously covered loss. The $2.6 million remittance to the FDIC was recorded as FDIC loss-sharing expense in the 2014 consolidated statement of income.

        Other income.    Other income increased $1.6 million, or 63.0%, to $4.2 million in 2014 as compared to $2.6 million in 2013. This increase was primarily due to $1.7 million of other income recorded in conjunction with a settlement agreement with the FDIC. In January 2014, we reached a settlement with the FDIC regarding a dispute over differences in the calculation and recognition timing of impairment losses on non-agency mortgage-backed securities acquired in the Strategic Capital transaction. In accordance with the settlement, we received $3.9 million from the FDIC and recognized the financial impact of this settlement in 2014 by reducing the indemnification asset due from the FDIC by $2.2 million and recording $1.7 million as other income in the 2014 consolidated statement of income.

  Noninterest Expense

        Noninterest expense in 2014 was $69.5 million compared to $61.4 million in 2013. The following table sets forth the major components of our noninterest expense for the years ended December 31, 2014 and 2013:

	For the Years Ended December 31,
			Increase (decrease)
(dollars in thousands)	2014	2013
Noninterest expense:
Salaries and employee benefits	$32,503	$30,537	$1,966
Occupancy and equipment	7,587	6,999	588
Data processing	6,402	5,593	809
FDIC insurance	1,328	1,121	207
Professional	5,677	4,794	883
Marketing	2,530	1,470	1,060
Communications	1,541	1,100	441
Loan expense	1,204	1,577	(373)
Other real estate owned	2,189	2,247	(58)
Intangible assets amortization	2,115	2,257	(142)
FHLB advance prepayment fee	1,746	—	1,746
Other	4,658	3,754	904

Total noninterest expense	$69,480	$61,449	$8,031

        Salaries and employee benefits.    Noninterest expense associated with salaries and employee benefits, which is the largest component of noninterest expense, increased $2.0 million, or 6.4%, to $32.5 million in 2014 compared to $30.5 million in 2013. This increase resulted primarily from annual salary increases, increased cost of health insurance, a full year's expense for the Grant Park employees retained from the June 2013 acquisition and an accrual of one-time termination benefits for certain Heartland Bank employees.

        Occupancy and equipment.    Occupancy and equipment expense increased $0.6 million, or 8.4%, to $7.6 million in 2014 from $7.0 million in 2013. This increase was due primarily to a full year's effect of facilities added from the Grant Park acquisition (June 2013), the opening of two new wealth management offices (Bloomington, Illinois and Decatur, Illinois), and the depreciation, real estate taxes, utilities and ongoing maintenance recorded thereon.

        Data processing.    Data processing expense increased $0.8 million, or 14.5%, to $6.4 million in 2014 compared to $5.6 million in 2013. This increase resulted primarily from increases in disaster recovery costs, computer software expense and internet banking services.

        FDIC insurance.    FDIC insurance expense was $1.3 million in 2014 and $1.1 million in 2013. The increase in 2014 compared to 2013 was primarily due to the growth in average assets we experienced during 2014.

        Professional.    Professional fees increased $0.9 million, or 18.4%, to $5.7 million in 2014 compared to $4.8 million in 2013. This increase was primarily due to consulting fees incurred in conjunction with the Heartland Bank acquisition that closed on December 31, 2014.

        Marketing.    Marketing expense was $2.5 million in 2014 and $1.5 million in 2013. Our marketing expenses consist of advertising costs and public relations expenses. The $1.1 million, or 72.1%, increase in 2014 compared to 2013 primarily resulted from a charitable contribution for the development of a recreation and wellness facility in Effingham, Illinois.

        Communications.    Communications expense was $1.5 million in 2014 and $1.1 million in 2013. Our communications expenses consist of telephone and data line costs. The increase in 2014 primarily resulted from growth of the Company and the need for enhanced telephone services and additional data lines.

        Loan expense.    Loan expense was $1.2 million in 2014 and $1.6 million in 2013. Loan expense consists of attorneys' fees, collateral protection and collection expenses. The $0.4 million decrease in 2014 compared to 2013 primarily resulted from a decline in collection costs.

        Intangible assets amortization.    Intangible assets amortization expense was $2.1 million in 2014 and $2.3 million in 2013. Our intangible assets, which consist of core deposit and trust relationship intangibles, were $9.5 million and $8.2 million at December 31, 2014 and 2013, respectively. These assets are amortized primarily on an accelerated basis over their estimated useful lives, generally over a period of three to 10 years. In conjunction with the Heartland Bank acquisition on December 31, 2014, we recorded a $3.4 million core deposit intangible. In 2013, we recorded intangible assets of $1.3 million and $0.7 million in conjunction with the Grant Park and Settlement Trust acquisitions, respectively.

        FHLB advance prepayment fee.    On December 31, 2014, we repaid $40.0 million of FHLB advances with a weighted average interest rate of 2.86% and maturity dates ranging from 2016 to 2017. As a result, we paid a prepayment fee of $1.7 million that was recorded as noninterest expense in the 2014 consolidated statement of income.

        Other noninterest expense.    Other noninterest expense was $4.7 million in 2014 and $3.8 million in 2013. The $0.9 million increase in 2014 resulted primarily from the reimbursement by us of credit card losses incurred by customers of our merchant services client that went out of business in 2014.

  Income Tax Expense

        Income tax expense was $4.7 million and $6.0 million in 2014 and 2013, respectively. The fluctuation in income tax expense was consistent with the corresponding fluctuation in income before income taxes. Effective tax rates for 2014 and 2013 were 30.1% and 29.3%, respectively. These effective tax rates were below the federal statutory tax rate due to the impact of tax exempt interest.

  Net Income Available to Common Shareholders

        Net income available to common shareholders is computed by subtracting dividends declared on preferred stock from net income. Net income decreased $3.7 million to $10.8 million in 2014, while dividends declared on preferred stock were $7.6 million in 2014 compared to $4.7 million in 2013. As a result, net income available to common shareholders decreased $6.6 million in 2014. The increase in preferred stock dividends in 2014 was primarily due to $3.3 million of dividends declared for unpaid dividends owed to complete the conversion of Series D, E and F preferred stock on December 31, 2014.

Financial Condition

        Assets.    Total assets were $2.9 billion at both March 31, 2016 and December 31, 2015. An increase in loans held for sale of $49.0 million was funded by a $50.1 million decrease in cash and cash equivalents. The increase in loans held for sale was primarily due to a loan modification that closed at Love Funding in March 2016, but had not yet been sold.

        Total assets increased $208.2 million, or 7.8%, to $2.9 billion at December 31, 2015 as compared to December 31, 2014. This increase primarily resulted from loan growth of $197.6 million that was funded by deposit growth of $217.0 million and the issuance of $55.3 million of subordinated debentures in June 2015.

        Total assets increased $937.1 million, or 53.9%, to $2.7 billion at December 31, 2014 as compared to December 31, 2013. This increase in total assets was primarily due to the Heartland Bank acquisition and the addition of acquired assets totaling $927.6 million.

        Loans.    The loan portfolio is the largest category of our earning assets. At March 31, 2016, total loans, net of allowance for loan losses, totaled $2.0 billion. The following table presents the balance and associated percentage of each major category in our loan portfolio at March 31, 2016 and December 31, 2015, 2014, 2013, 2012 and 2011:

	As of March 31,		As of December 31,
(dollars in thousands)	2016	%	2015	%	2014	%	2013	%	2012	%	2011	%
Loans:
Commercial	$484,618	24.0%	$499,573	25.0%	$467,349	26.0%	$312,333	25.9%	$235,897	24.1%	$179,887	18.8%
Commercial real estate	897,099	44.5	876,784	43.9	786,665	43.7	587,181	48.7	555,433	56.8	523,327	54.6
Construction and land development	159,507	7.9	150,266	7.6	136,985	7.6	72,163	6.0	41,576	4.2	100,274	10.5

Total commercial loans	1,541,224		1,526,623		1,390,999		971,677		832,906		803,488
Residential real estate	158,221	7.8	163,224	8.2	172,075	9.6	105,535	8.8	98,779	10.1	107,077	11.2
Consumer	158,938	7.9	161,512	8.1	120,434	6.7	128,289	10.6	46,832	4.8	47,322	4.9
Lease financing	157,651	7.8	144,230	7.2	114,507	6.4	—	0.0	—	0.0	—	0.0

Total loans, gross	2,016,034		1,995,589		1,798,015		1,205,501		978,517		957,887
Allowance for loan losses	(14,571)	0.7	(15,988)	0.8	(12,300)	0.7	(23,672)	2.0	(26,190)	2.7	(26,831)	2.8

Total loans, net	$2,001,463		$1,979,601		$1,785,715		$1,181,829		$952,327		$931,056

Covered loans	$693	0.0	$3,629	0.2	$6,849	0.4	$23,453	1.9	$46,081	4.7	$78,482	8.2
PCI loans	35,262	1.7	38,477	1.9	44,201	2.5	30,401	2.5	43,031	4.4	58,235	6.1

        Net loans increased $21.9 million, or 1.1%, to $2.0 billion at March 31, 2016 as compared to December 31, 2015. This increase in net loans primarily resulted from growth in commercial real estate loans, construction loans and lease financing receivables. The $2.9 million decrease in covered loans was primarily attributable to the WestBridge loss-sharing agreement for commercial and commercial real estate loans expiring on January 1, 2016. Coverage for residential loans equal to $0.7 million at March 31, 2016 will expire on January 1, 2021. The $3.2 million decrease in PCI loans was primarily due to repayments on PCI loans as we did not complete any bank acquisitions during the first quarter of 2016.

        Net loans increased $193.9 million, or 10.9%, to $2.0 billion at December 31, 2015 as compared to December 31, 2014. This increase in net loans primarily resulted from growth in commercial and commercial real estate loans, consumer loans and lease financing receivables. The $3.2 million decrease in covered loans in 2015 was primarily due to repayments on covered loans as we did not complete any FDIC-assisted acquisitions during the year. The $5.7 million decrease in PCI loans was primarily due to repayments on PCI loans because we did not complete any bank acquisitions during 2015.

        Net loans increased $603.9 million, or 51.1%, to $1.8 billion at December 31, 2014 as compared to December 31, 2013. This increase in net loans was primarily due to $541.7 million of loans added from the Heartland Bank acquisition coupled with organic loan growth during the year. The $16.6 million, or 70.8%, decrease in covered loans during 2014 was attributable to repayments combined with the fact we did not complete any FDIC-assisted acquisitions during the year and thus did not add any new covered loans to our portfolio. The increase of $13.8 million, or 45.4%, in PCI loans during 2014 resulted from the Heartland Bank acquisition and the addition of PCI loans totaling $30.4 million, offset in part by repayments on PCI loans acquired in previous years.

        Outstanding loan balances increase due to new loan originations, advances on outstanding commitments and loans acquired as a result of acquisitions of other financial institutions, net of amounts received for loan payments and payoffs, charge-offs of loans and transfers of loans to OREO. The following table shows the fair values of those loans acquired at acquisition date and the net growth for the periods presented.

	As of March 31,		For the Year Ended December 31,
	2016	2016	2015		2014		2013		2012		2011
(dollars in thousands)	Acquired	Net Growth (Attrition)	Acquired	Net Growth (Attrition)	Acquired	Net Growth (Attrition)	Acquired	Net Growth (Attrition)	Acquired	Net Growth (Attrition)	Acquired	Net Growth (Attrition)
Commercial	$—	$(14,955)	$—	$32,224	$135,126	$19,890	$7,657	$68,779	$—	$56,010	$—	$(19,299)
Commercial real estate	—	20,315	—	90,119	164,003	35,481	19,745	12,003	—	32,106	—	(39,485)
Construction and land development	—	9,241	—	13,281	56,379	8,443	1,917	28,670	—	(58,698)	—	1,866

Total commercial loans	—	14,601	—	135,624	355,508	63,814	29,319	109,452	—	29,418	—	(56,918)
Residential real estate	—	(5,003)	—	(8,851)	68,614	(2,074)	14,838	(8,082)	—	(8,298)	—	(32,809)
Consumer	—	(2,574)	—	41,078	3,057	(10,912)	1,613	79,844	—	(490)	—	470
Lease financing	—	13,421	—	29,723	114,507	—	—	—	—	—	—	—

	—	5,844		61,950	186,178	(12,986)	16,451	71,762	—	(8,788)	—	(32,339)

Total loans	$—	$20,445	$—	$197,574	$541,686	$50,828	$45,770	$181,214	$—	$20,630	$—	$(89,257)

        The following table shows covered and non-covered loans by non-PCI and PCI loan category and the related allowance as of March 31, 2016 and December 31, 2015, 2014 and 2013:

	March 31, 2016			December 31, 2015			December 31, 2014			December 31, 2013
(dollars in thousands)	Non- Purchased Credit- Impaired Loans	Purchased Credit- Impaired Loans	Total	Non- Purchased Credit- Impaired Loans	Purchased Credit- Impaired Loans	Total	Non- Purchased Credit- Impaired Loans	Purchased Credit- Impaired Loans	Total	Non- Purchased Credit- Impaired Loans	Purchased Credit- Impaired Loans	Total
Covered loans:
Commercial	$—	$—	$—	$378	$1,067	$1,445	$392	$—	$392	$1,012	$450	$1,462
Commercial real estate	—	—	—	876	318	1,194	1,384	3,073	4,457	7,460	12,307	19,767
Construction and land development	—	—	—	—	—	—	—	933	933	75	967	1,042
Residential	693	—	693	715	275	990	774	293	1,067	876	306	1,182
Consumer	—	—	—	—	—	—	—	—	—	—	—	—
Lease financing	—	—	—	—	—	—	—	—	—	—	—	—

Total covered loans	693	—	693	1,969	1,660	3,629	2,550	4,299	6,849	9,423	14,030	23,453

Non-covered loans:
Commercial	479,772	4,846	484,618	493,067	5,061	498,128	461,220	5,737	466,957	310,575	296	310,871
Commercial real estate	884,001	13,098	897,099	861,868	13,722	875,590	768,092	14,116	782,208	566,311	1,103	567,414
Construction and land development	149,796	9,711	159,507	140,207	10,059	150,266	125,479	10,573	136,052	60,249	10,872	71,121
Residential	150,205	7,323	157,528	154,551	7,683	162,234	161,923	9,085	171,008	100,307	4,046	104,353
Consumer	158,654	284	158,938	161,220	292	161,512	120,043	391	120,434	128,235	54	128,289
Lease financing	157,651	—	157,651	144,230	—	144,230	114,507	—	114,507	—	—	—

Total non-covered loans	1,980,079	35,262	2,015,341	1,955,143	36,817	1,991,960	1,751,264	39,902	1,791,166	1,165,677	16,371	1,182,048

Total loans, gross	1,980,772	35,262	2,016,034	1,957,112	38,477	1,995,589	1,753,814	44,201	1,798,015	1,175,100	30,401	1,205,501
Allowance for loan losses	(12,608)	(1,963)	(14,571)	(14,093)	(1,895)	(15,988)	(10,503)	(1,797)	(12,300)	(11,985)	(11,687)	(23,672)

Total loans, net	$1,968,164	$33,299	$2,001,463	$1,943,019	$36,582	$1,979,601	$1,743,311	$42,404	$1,785,715	$1,163,115	$18,714	$1,181,829

Nonperforming loans	$18,787	—	$18,787	$24,891	—	$24,891	$32,172	—	$32,172	$21,822	—	$21,822
Nonperforming loans to total loans	0.95%	—	0.93%	1.27%	—	1.25%	1.83%	—	1.80%	1.86%	—	1.81%
Allowance for loan losses to total loans	0.64%	5.57%	0.72%	0.72%	4.93%	0.80%	0.60%	4.07%	0.69%	1.02%	38.44%	1.96%

        The following table shows the contractual maturities of our loan portfolio and the distribution between fixed and adjustable interest rate loans at March 31, 2016:

	As of March 31, 2016
	Within One Year		One Year to Five Years		After Five Years
(dollars in thousands)	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Total
Commercial loans:
Commercial	$51,195	$152,230	$115,195	$98,711	$54,393	$12,894	$484,618
Commercial real estate	104,253	43,681	405,563	142,710	70,668	130,224	897,099
Construction and land development	28,143	65,690	18,042	36,067	4,711	6,854	159,507

Total commercial loans	183,591	261,601	538,800	277,488	129,772	149,972	1,541,224

Residential real estate	2,886	8,783	17,779	37,106	23,892	67,775	158,221
Consumer	7,908	1,706	39,879	26,017	82,476	952	158,938
Lease financing	6,422	—	149,006	—	2,223	—	157,651

Total loans	$200,807	$272,090	$745,464	$340,611	$238,363	$218,699	$2,016,034

        The principal categories of our loan portfolio are discussed below:

        Commercial loans.    We provide a mix of variable and fixed rate commercial loans. The loans are typically made to small- and medium-sized manufacturing, wholesale, retail and service businesses for working capital needs, business expansions and farm operations. Commercial loans generally include lines of credit and loans with maturities of five years or less. These loans are generally made with business operations as the primary source of repayment. They may also include collateralization by inventory, accounts receivable and equipment, and generally includes personal guarantees.

        Commercial loans decreased $15.0 million, or 3.0%, to $484.6 million at March 31, 2016 compared to December 31, 2015. This decrease was primarily due to loan repayments exceeding new originations.

        Commercial loans increased $32.2 million, or 6.9%, to $499.6 million at December 31, 2015 as compared to December 31, 2014. The increase resulted primarily from organic loan growth.

        Commercial loans increased $155.0 million, or 49.6%, to $467.3 million at December 31, 2014 as compared to December 31, 2013. This increase in commercial loans was primarily due to the addition of $135.1 million of commercial loans from the Heartland Bank acquisition. This increase was also partly due to organic growth of commercial loans exceeding repayments during 2014.

        Commercial real estate loans.    Commercial real estate loans increased $20.3 million, or 2.3%, to $897.1 million at March 31, 2016 as compared to December 31, 2015. This increase resulted from organic loan growth during the first quarter of 2016 exceeding loan repayments.

        Commercial real estate loans increased $90.1 million, or 11.5%, to $876.8 million at December 31, 2015 as compared to December 31, 2014. This increase resulted from organic loan growth during 2015 exceeding loan repayments.

        Commercial real estate loans increased $199.5 million, or 34.0%, to $786.7 million at December 31, 2014 as compared to December 31, 2013. The increase in 2014 was primarily the result of acquiring $164.0 million of commercial loans in the Heartland Bank acquisition. The remaining increase resulted from new origination volume exceeding loan payoffs and repayments.

        Construction and land development loans.    Our construction and land development loans comprise residential construction, commercial construction and land acquisition and development construction. Interest reserves are generally established on real estate construction loans. As of March 31, 2016, our real estate construction loan portfolio was divided among the foregoing categories as follows: $11.2 million, or 7.0%, residential construction; $130.7 million, or 82.0%, commercial construction; and $17.6 million, or 11.0%, land acquisition and development.

        Construction and land development loans increased $9.2 million, or 6.1%, to $159.5 million at March 31, 2016 as compared to December 31, 2015. This increase in construction and land development loans was primarily due to construction loan originations exceeding repayments and transfers to permanent financing.

        Construction and land development loans increased $13.3 million, or 9.7%, to $150.3 million at December 31, 2015 as compared to December 31, 2014. This increase in construction and land development loans was primarily due to construction loan originations exceeding repayments and transfers to permanent financing.

        Construction and land development loans increased $64.8 million, or 89.8%, to $137.0 million at December 31, 2014 as compared to December 31, 2013. This increase in construction and land development loans was primarily due to the addition of $56.4 million of construction loans from the Heartland Bank acquisition. This increase was also partly due to new construction loan originations exceeding repayments and transfers to permanent financing.

        Residential real estate loans.    Residential real estate loans, which include $65.8 million of home equity loans, decreased $5.0 million, or 3.1%, to $158.2 million at March 31, 2016 as compared to December 31, 2015. This decrease was due to loan repayments exceeding new residential loan originations retained in portfolio.

        Residential real estate loans, which include $69.1 million of home equity loans, decreased $8.9 million, or 5.1%, to $163.2 million at December 31, 2015 as compared to December 31, 2014. This decrease was due to loan repayments exceeding new residential loan originations retained in portfolio.

        Residential real estate loans increased $66.5 million, or 63.1%, to $172.1 million at December 31, 2014 as compared to December 31, 2013. This increase was due to the Heartland Bank acquisition adding $68.6 million of residential real estate loans to our loan portfolio at the end of 2014, offset in part by repayments exceeding new residential loan originations retained in portfolio.

        Consumer loans.    Our consumer loans include direct personal loans, indirect automobile loans, lines of credit and installment loans originated through home improvement specialty retailers and contractors. Personal loans are generally secured by automobiles, boats and other types of personal property and are made on an installment basis.

        Consumer loans decreased $2.6 million, or 1.6%, to $158.9 million at March 31, 2016 as compared to December 31, 2015. This decrease was primarily due to loan repayments exceeding new consumer loan volume.

        Consumer loans increased $41.1 million, or 34.1%, to $161.5 million at December 31 2015 as compared to December 31, 2014. This increase was primarily due to growth in installment loans originated through home improvement specialty retailers and contractors.

        Consumer loans decreased $7.9 million, or 6.1%, to $120.4 million at December 31, 2014 as compared to December 31, 2013. This decrease was primarily due to the sale of $25.3 million of consumer loans, offset in part by new loan volume exceeding repayments during 2014. The Heartland Bank acquisition included $3.1 million of consumer loans.

        Lease financing.    The acquisition of Heartland Bank included Heartland Business Credit, a custom leasing company located in Denver, Colorado. Heartland Business Credit provides direct financing leases to varying types of small businesses for purchases of business equipment and software. All direct financing leases require monthly payments and the weighted average maturity of our leases is less than four years. The acquisition of Heartland Business Credit increased lease financing receivables from zero in 2013 to $114.5 million at the end of 2014.

        Lease financing receivables increased $29.7 million, or 26.0%, to $144.2 million at December 31, 2015 due to a conscious effort at Heartland Business Credit to grow lease receivables.

        Lease financing receivables increased $13.4 million, or 9.3%, to $157.7 million at March 31, 2016 as continued growth in new lease volume exceeded repayments.

Loan Quality

        We use what we believe is a comprehensive methodology to monitor credit quality and prudently manage credit concentration within our loan portfolio. Our underwriting policies and practices govern the risk profile and credit and geographic concentration for our loan portfolio. We also have what we believe to be a comprehensive methodology to monitor these credit quality standards, including a risk classification system that identifies potential problem loans based on risk characteristics by loan type as well as the early identification of deterioration at the individual loan level. In addition to our allowance for loan losses, our purchase discounts on acquired loans provide additional protections against credit losses.

        Discounts on PCI Loans.    We evaluate acquired loans for evidence of credit deterioration in order to determine proper accounting classification. Loans are accounted for under ASC Topic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality, or ASC 310-30, when there is evidence of credit deterioration since origination and for which it is probable, at acquisition, that we will be unable to collect all contractually required payments. At March 31, 2016 and December 31, 2015, 2014 and 2013, $35.3 million, $38.5 million, $44.2 million and $30.4 million, respectively, of acquired loans were within the scope of ASC 310-30.

        In accordance with ASC 310-30, PCI loans are recorded at estimated fair value on their purchase date without a carryover of the related allowance for loan losses. As noted above, PCI loans are loans that have evidence of credit deterioration since origination and it is probable at the date of acquisition that we will not collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the purchase date may include factors such as delinquency and accrual status.

        In determining the fair value of purchased credit-impaired loans at acquisition, we first determine the contractually required payments due, which represent the total undiscounted amount of all uncollected principal and interest payments, adjusted for the effect of estimated prepayments. We then estimate the undiscounted cash flows we expect to collect. We incorporate several key assumptions to estimate cash flows expected to be collected, including probability of default rates, loss given default assumptions and the amount and timing of prepayments. We calculate fair value by discounting the estimated cash flows we expect to collect using an observable market rate of interest, when available, adjusted for factors that a market participant would consider in determining fair value. We have aggregated certain credit-impaired loans acquired in the same transaction into pools based on common risk characteristics. A pool is accounted for as one asset with a single composite interest rate and an aggregate fair value and expected cash flows.

        The difference between contractually required payments due and the cash flows expected to be collected, considering the impact of prepayments, is referred to as the nonaccretable difference. The nonaccretable difference, which is neither accreted into income nor recorded on our consolidated balance sheet, reflects estimated future credit losses expected to be incurred over the life of the loans. The excess of cash flows expected to be collected over the estimated fair value of PCI loans is referred to as the accretable yield. This amount is not recorded on our consolidated balance sheet, but is accreted into interest income over the remaining life of the loans, or pool of loans, using the effective yield method. The outstanding customer balance for PCI loans totaled $41.7 million, $44.5 million and $89.9 million as of March 31, 2016 and December 31, 2015 and 2014, respectively. Of the $541.7 million of loans acquired in the Heartland Bank acquisition completed on December 31, 2014, we identified PCI loans with contractually required payments, cash flows expected to be collected and estimated fair value of $50.5 million, $41.7 million and $30.4 million, respectively.

        Subsequent to acquisition, we periodically evaluate our estimates of cash flows expected to be collected. These evaluations, performed quarterly, require the continued use of key assumptions and estimates, similar to the initial estimate of fair value. Subsequent changes in the estimated cash flows expected to be collected may result in changes in the accretable yield and nonaccretable difference or reclassifications between accretable yield and the nonaccretable difference. Decreases in expected cash flows due to further credit deterioration will result in an impairment charge to the provision for loan losses, resulting in an increase to the allowance for loan losses and a reclassification from accretable yield to nonaccretable difference. Increases in expected cash flows due to credit improvements will result in an increase in the accretable yield through a reclassification from the nonaccretable difference or as a reduction in the allowance for loan losses to the extent established on specific pools subsequent to acquisition. The adjusted accretable yield is recognized in interest income over the remaining life of the loan, or pool of loans.

        At acquisition and for each subsequent quarterly evaluation, we use a third party service provider to assist with the estimate of cash flows expected to be collected on PCI loans. We provide the service provider with updated loan information for each acquired loan portfolio, contractually required payments due on the PCI loans, and expected cash flows for PCI loans individually reviewed by us. Using this information, the service provider determines cash flows expected to be collected on the pooled loans, discount rates used to present value the expected cash flows and fair values for all of the PCI loans. The expected payment data, discount rates, fair value information, impairment data and changes to the accretable yield received back from our service provider are reviewed by us to determine whether this information is accurate and the resulting financial statement effects are reasonable. When the proposed financial statement effect differs materially from our internal estimations of the expected effect, we will determine which loans, or pools of loans, are contributing to the overall changes from the prior quarter. We will then work with the service provider to reevaluate the information with respect to each significant loan contributing to the overall change to help insure all of the information and assumptions used in the initial determinations are correct and reasonable under the circumstances.

        The following table shows changes in the accretable yield for PCI loans for the three months ended March 31, 2016 and the years ended December 31, 2015, 2014 and 2013:

	As of March 31,	As of December 31,
(dollars in thousands)	2016	2015	2014	2013
Balance, beginning of period	$10,526	$16,198	$5,480	$7,427
New loans acquired—Heartland acquisition	—	—	11,242	—
New loans acquired—Grant Park acquisition	—	—	—	328
Accretion	(1,041)	(5,676)	(1,393)	(2,265)
Disposals related to foreclosures	—	—	(3)	(727)
Other adjustments (including maturities, charge-offs, and impact of changes in timing of expected cash flows)	—	—	608	576
Reclassification from non-accretable	282	4	264	141

Balance, end of period	$9,767	$10,526	$16,198	$5,480

        As of March 31, 2016, the balance of accretable discounts on our PCI loan portfolio, which was determined in connection with the Strategic Capital, Waterloo Bancshares, WestBridge, Grant Park and Heartland Bank acquisitions, was $9.8 million compared to $10.5 million, $16.2 million and $5.5 million at December 31, 2015, 2014 and 2013, respectively. We may not accrete the full amount of these discounts into interest income in future periods if the assets to which these discounts are applied do not perform according to our current expectations.

        We have also recorded accretable discounts in purchase accounting for loans that are accounted for under ASC 310-20, Non-Refundable Fees and Other Costs. Similar to the way in which we employ the fair value methodology described above, we consider expected prepayments and estimate the amount and timing of undiscounted cash flows in order to determine the accretable discount.

        Analysis of the Allowance for Loan Losses.    The following table allocates the allowance for loan losses, or the allowance, by category:

	As of March 31,		As of December 31,
(dollars in thousands)	2016	%(1)	2015	%(1)	2014	%(1)	2013	%(1)	2012	%(1)	2011	%(1)
Commercial loans:
Commercial	$5,353	1.10%	$6,917	1.38%	$2,284	0.49%	$2,062	0.66%	$2,396	1.02%	$2,416	1.34%
Commercial real estate	4,883	0.54	5,179	0.59	6,925	0.88	8,560	1.46	9,725	1.75	12,057	2.30
Construction and land development	345	0.22	435	0.29	486	0.35	10,912	15.12	12,107	29.12	10,236	10.21

Total commercial loans	10,581	0.69	12,531	0.82	9,695	0.70	21,534	2.22	24,228	2.91	24,709	3.08

Residential real estate	2,325	1.47	2,120	1.30	2,038	1.18	1,784	1.69	1,614	1.63	1,385	1.29
Consumer	742	0.47	749	0.46	567	0.47	354	0.28	348	0.74	737	1.56
Lease financing	923	0.59	588	0.41	—	0.00	—	0.00	—	0.00	—	0.00

Total allowance for loan losses	$14,571	0.72	$15,988	0.80	$12,300	0.69	$23,672	1.96	$26,190	2.68	$26,831	2.80

(1)
Represents the percentage of the allowance to total loans in the respective category.

        The allowance and the balance of nonaccretable discounts represent our estimate of probable and reasonably estimable credit losses inherent in loans held for investment as of the respective balance sheet date. We assess the appropriateness of our allowance for non-PCI loans separately from our allowance for PCI loans.

        Allowance for non-PCI loans.    Our methodology for assessing the appropriateness of the allowance for non-PCI loans includes a general allowance for performing loans, which are grouped based on similar characteristics, and a specific allowance for individual impaired loans or loans considered by management to be in a high risk category. General allowances are established based on a number of factors, including historical loss rates, an assessment of portfolio trends and conditions, accrual status and economic conditions. From a geographic perspective, the Company segregates the loan portfolio into four regions, which include eastern, northern and southern Illinois and the St. Louis metropolitan area, to further assess the appropriateness of the general allowance.

        For commercial and commercial real estate loans, a specific allowance may be assigned to individual loans based on an impairment analysis. Loans are considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. The amount of impairment is based on an analysis of the most probable source of repayment, including the present value of the loan's expected future cash flows, the estimated market value or the fair value of the underlying collateral. Interest income on impaired loans is accrued as earned, unless the loan is placed on nonaccrual status.

        Allowance for PCI loans.    PCI loans are recorded at their estimated fair value at the date of acquisition, with the estimated fair value including a component for estimated credit losses. An allowance related to PCI loans may be recorded subsequent to acquisition if a PCI loan pool experiences a decrease in expected cash flows as compared to the expected cash flows projected in the previous quarter. Loans considered to be uncollectible are initially charged off against the specific loan pool's non-accretable difference. When the pool's non-accretable difference has been fully utilized, uncollectible amounts are charged off against the corresponding allowance. The following table shows our allowance by loan portfolio and by non-PCI and PCI loans as of March 31, 2016 and December 31, 2015, 2014, and 2013:

	As of March 31, 2016			As of December 31, 2015			As of December 31, 2014			As of December 31, 2013
(dollars in thousands)	Non- Purchased Credit- Impaired Loans	Purchased Credit- Impaired Loans	Total	Non- Purchased Credit- Impaired Loans	Purchased Credit- Impaired Loans	Total	Non- Purchased Credit- Impaired Loans	Purchased Credit- Impaired Loans	Total	Non- Purchased Credit- Impaired Loans	Purchased Credit- Impaired Loans	Total
Commercial	$4,958	$395	$5,353	$6,542	$375	$6,917	$1,933	$351	$2,284	$1,736	$326	$2,062
Commercial real estate	3,862	1,021	4,883	4,176	1,003	5,179	6,020	905	6,925	8,154	406	8,560
Construction and land development	316	29	345	419	16	435	474	12	486	435	10,477	10,912

Total commercial loans	9,136	1,445	10,581	11,137	1,394	12,531	8,427	1,268	9,695	10,325	11,209	21,534

Residential real estate	1,807	518	2,325	1,626	494	2,120	1,509	529	2,038	1,336	448	1,784
Consumer	742	—	742	742	7	749	567	—	567	324	30	354
Lease financing	923	—	923	588	—	588	—	—	—	—	—	—

Total allowance for loan losses	$12,608	$1,963	$14,571	$14,093	$1,895	$15,988	$10,503	$1,797	$12,300	$11,985	$11,687	$23,672

        Individual loans considered to be uncollectible are charged off against the allowance. Factors used in determining the amount and timing of charge-offs on loans include consideration of the loan type, length of delinquency, sufficiency of collateral value, lien priority and the overall financial condition of the borrower. Collateral value is determined using updated appraisals and/or other market comparable information. Charge-offs are generally taken on loans once the impairment is determined to be other-than-temporary. Recoveries on loans previously charged off are added to the allowance. Net charge-offs to average loans were 0.51%, 0.39%, 0.94% and 0.25% for the three months ended March 31, 2016 and the years ended December 31, 2015, 2014 and 2013, respectively. Net charge-offs for 2014 include a $9.8 million charge-off of a PCI commercial real estate loan pool that was covered at 80% under an FDIC loss-share arrangement. The impairment on the pool was recognized through provision for loan losses in 2009 and 2010. The pool was not charged off until 2014, when all loans in the pool were resolved. Net charged-offs to average loans were 0.14%, excluding this charge-off

        The allowance for loan losses was $14.6 million at March 31, 2016 compared to $16.0 million, $12.3 million and $23.7 million at December 31, 2015, 2014 and 2013, respectively. The $1.4 million decrease at March 31, 2016 compared to December 31, 2015 was primarily due to net charge-offs of $2.5 million, offset in part by a provision for loan losses of $1.1 million for the first quarter of 2016. The $3.7 million increase at December 31, 2015 compared to December 31, 2014, was mainly attributable to the growth of our loan portfolio. The $11.4 million decrease at December 31, 2014 compared to December 31, 2013 resulted primarily from the $9.8 million charge-off of PCI loans discussed in the preceding paragraph.

        We analyze the loan portfolio, including delinquencies, concentrations, and risk characteristics, at least quarterly in order to assess the overall level of the allowance and nonaccretable discounts. We also rely on internal and external loan review procedures to further assess individual loans and loan pools, and economic data for overall industry and geographic trends.

        We evaluate the credit quality of loans in the consumer loan portfolio, based primarily on the aging status of the loan and payment activity. Accordingly, nonaccrual loans, loans past due as to principal or interest 90 days or more and loans modified under troubled debt restructurings of loans past due in accordance with the loans' original contractual terms are considered to be impaired for purposes of credit quality evaluation.

        Provision for Loan Losses.    In determining the allowance and the related provision for loan losses, we consider three principal elements: (i) valuation allowances based upon probable losses identified during the review of impaired commercial, commercial real estate, construction and land development loans, (ii) allocations, by loan classes, on loan portfolios based on historical loan loss experience and qualitative factors and (iii) valuation allowances on PCI loan pools based on decreases in expected cash flows. Provisions for loan losses are charged to operations to record changes to the total allowance to a level deemed appropriate by us.

        The provision for loan losses totaled $1.1 million in the first quarter of 2016 compared to $1.0 million in the first quarter of 2015. The increase in the provision for loan losses resulted primarily from loan growth.

        The provision for loan losses totaled $11.1 million in 2015 compared to $0.1 million in 2014. The provision for loan losses increased in 2015 due primarily to an increase in specific reserves for collateral deterioration on certain nonperforming loans coupled with the impact of loan growth during 2015. During the third quarter of 2015, we recorded a $7.5 million charge-off on a group of nonperforming loans to one borrower due to deterioration in the Company's collateral position on these loans.

        The provision for loan losses decreased $0.1 million to $0.1 million in 2014 from $0.2 million in 2013. The provision in 2014 was comprised of a $0.3 million provision related to non-PCI loans offset in part by a $0.2 million negative provision for PCI loans.

        The following table provides an analysis of the allowance for loan losses, provision for loan losses and net charge-offs for the three months ended March 31, 2016 and 2015 and the years ended December 31, 2015, 2014, 2013, 2012 and 2011:

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
(dollars in thousands)	2016	2015	2015	2014	2013	2012	2011
Balance, beginning of period	$15,988	$12,300	$12,300	$23,672	$26,190	$26,831	$28,488
Charge-offs:
Commercial	2,260	—	7,742	153	549	584	796
Commercial real estate	139	117	379	11,120	592	1,455	3,967
Construction and land development	—	5	171	62	668	189	30
Residential real estate	100	90	742	569	934	609	863
Consumer	65	70	334	192	287	360	575
Lease financing	132	40	289	—	—	—	—

Total charge-offs	2,696	322	9,657	12,096	3,030	3,197	6,231

Recoveries:
Commercial	39	65	1,221	68	67	225	56
Commercial real estate	39	115	634	374	41	66	449
Construction and land development	9	3	34	12	70	12	26
Residential real estate	43	28	161	100	66	101	83
Consumer	23	58	111	78	95	100	106
Lease financing	1	4	57	—	—	—	—

Total recoveries	154	273	2,218	632	339	504	720

Net charge-offs	2,542	49	7,439	11,464	2,691	2,693	5,511

Provision for loan losses	1,125	997	11,127	92	173	2,052	3,854

Balance, end of period	$14,571	$13,248	$15,988	$12,300	$23,672	$26,190	$26,831

Gross loans, end of period	2,016,034	1,881,340	1,995,589	1,798,015	1,205,501	978,517	957,887
Average loans(1)	2,004,229	1,794,758	1,901,516	1,218,141	1,078,536	972,749	990,935
Net charge-offs to average loans	0.51%	0.01%	0.39%	0.94%	0.25%	0.28%	0.56%
Allowance to total loans	0.72%	0.70%	0.80%	0.69%	1.96%	2.68%	2.80%

(1)
Excludes loans held for sale.

        Problem Loans.    Loans are considered delinquent when principal or interest payments are past due 30 days or more; delinquent loans may remain on accrual status between 30 days and 89 days past due. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Typically, the accrual of interest on loans is discontinued when principal or interest payments are past due 90 days or when, in the opinion of management, there is a reasonable doubt as to collectability in the normal course of business. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan's principal balance is deemed collectible. Loans are restored to accrual status when loans become well-secured and management believes full collectability of principal and interest is probable.

        We exclude PCI loans from nonperforming status because we expect to fully collect their new carrying value, which reflects significant purchase discounts. If our expectation of reasonably estimable future cash flows deteriorates, the loans may be classified as nonaccrual loans and interest income will not be recognized until the timing and amount of future cash flows can be reasonably estimated.

        A loan is considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans include loans on nonaccrual status and performing restructured loans. Income from loans on nonaccrual status is recognized to the extent cash is received and when the loan's principal balance is deemed collectible. Depending on a particular loan's circumstances, we measure impairment of a loan based upon either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent. A loan is considered collateral dependent when repayment of the loan is based solely on the liquidation of the collateral. Fair value, where possible, is determined by independent appraisals, typically on an annual basis. Between appraisal periods, the fair value may be adjusted based on specific events, such as if deterioration of quality of the collateral comes to our attention as part of our problem loan monitoring process, or if discussions with the borrower lead us to believe the last appraised value no longer reflects the actual market for the collateral. The impairment amount on a collateral-dependent loan is charged-off to the allowance if deemed not collectible and the impairment amount on a loan that is not collateral-dependent is set up as a specific reserve.

        In cases where a borrower experiences financial difficulties and we make certain concessionary modifications to contractual terms, the loan is classified as a troubled debt restructuring, or TDR. These concessions may include a reduction of the interest rate, principal or accrued interest, extension of the maturity date or other actions intended to minimize potential losses. Loans restructured at a rate equal to or greater than that of a new loan with comparable risk at the time the loan is modified may be excluded from restructured loan disclosures in years subsequent to the restructuring if the loans are in compliance with their modified terms. A restructured loan is considered impaired despite its accrual status and a specific reserve is calculated based on the present value of expected cash flows discounted at the loan's effective interest rate or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent.

        Real estate we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned until sold, and is carried at the balance of the loan at the time of foreclosure or at estimated fair value less estimated costs to sell, whichever is less.

        The following table sets forth the allocation of our nonperforming assets among our different asset categories as of the dates indicated. Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest and loans modified under troubled debt restructurings. As noted above, nonperforming loans exclude PCI loans. The balances of nonperforming loans reflect the net investment in these assets, including deductions for purchase discounts.

		As of December 31,
	As of March 31, 2016
(dollars in thousands)		2015	2014	2013	2012	2011
Nonperforming loans:
Commercial	$1,155	$6,570	$14,303	$688	$890	$2,364
Commercial real estate	11,657	13,717	14,186	18,822	15,642	15,008
Construction and land development	148	—	127	227	464	1,064
Residential real estate	4,804	4,155	3,272	1,977	2,665	2,788
Consumer	40	51	48	108	168	450
Lease financing	983	398	236	—	—	—

Total nonperforming loans	18,787	24,891	32,172	21,822	19,829	21,674
Other real estate owned, non-covered/non-guaranteed	3,525	4,315	7,370	6,659	6,031	2,349

Nonperforming assets	$22,312	$29,206	$39,542	$28,481	$25,860	$24,023

Nonperforming loans to total loans	0.93%	1.25%	1.80%	1.81%	2.03%	2.26%
Nonperforming assets to total assets	0.77%	1.01%	1.48%	1.64%	1.64%	1.58%

        The decrease in nonperforming loans at March 31, 2016 was primarily due to $4.8 million of payments received on two nonperforming loans during the first quarter of 2016, which included $2.9 million for a nonaccrual loan acquired from Heartland Bank. Near the end of the first quarter of 2016, we recorded a $1.6 million charge-off for the remaining amount of this nonaccrual loan acquired from Heartland Bank.

        The increase in nonperforming loans at December 31, 2014 was primarily due to $8.2 million of commercial loans with one borrower that became classified as nonaccrual in October 2014. During the third quarter of 2015, we recorded a $7.5 million charge-off on this group of nonperforming loans due to deterioration in the Company's collateral position. The increase in nonperforming loans at December 31, 2014 was also impacted by a $4.9 million revolving line of credit loan acquired from Heartland Bank that was classified as nonaccrual on the date of acquisition. As noted above, we received cash payments totaling $2.9 million and recorded a $1.6 million charge-off of the remaining balance of this nonaccrual loan in the first quarter of 2016.

        We did not recognize any interest income on nonaccrual loans during the years ended December 31, 2015, 2014 and 2013 while the loans were in nonaccrual status. Additional interest income that we would have recognized on these loans had they been current in accordance with their original terms was $1.0 million, $0.6 million and $0.7 million during the years ended December 31, 2015, 2014 and 2013, respectively. We recognized interest income on commercial and commercial real estate loans modified under troubled debt restructurings of $0.3 million, $0.2 million and $0.3 million during the years ended December 31, 2015, 2014 and 2013, respectively.

        We utilize an asset risk classification system in compliance with guidelines established by the Federal Reserve as part of our efforts to improve asset quality. In connection with examinations of insured institutions, examiners have the authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: "substandard," "doubtful," and "loss." Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values. An asset classified as loss is not considered collectable and is of such little value that continuance as an asset is not warranted.

        We use a risk grading system to categorize and determine the credit risk of our loans. Potential problem loans include loans with a risk grade of 7, which are "special mention," and loans with a risk grade of 8, which are "substandard" loans that are not considered to be impaired. These loans generally require more frequent loan officer contact and receipt of financial data to closely monitor borrower performance. Potential problem loans are managed and monitored regularly through a number of processes, procedures and committees, including oversight by a loan administration committee comprised of executive officers and other members of the Bank's senior management team.

The following table presents the recorded investment of potential problem commercial loans (excluding PCI loans) by loan category at the dates indicated:

	Commercial		Commercial Real Estate		Construction & Land Development
	Risk Category		Risk Category		Risk Category
(in thousands)	7	8(1)	7	8(1)	7	8(1)	Total
March 31, 2016	$6,507	$11,501	$21,076	$9,074	$—	$450	$48,608
December 31, 2015	15,884	3,370	23,679	8,103	540	—	51,576
December 31, 2014	2,233	2,266	9,281	13,134	451	—	27,365
December 31, 2013	5,206	3,496	14,014	12,308	1,180	—	36,204
December 31, 2012	5,942	2,148	21,014	13,983	763	3,546	47,396
December 31, 2011	6,031	3,712	14,055	7,839	2,606	10,301	44,544

(1)
Includes only those 8-rated loans that are not included in nonperforming loans.

        Investment Securities.    Our investment strategy aims to maximize earnings while maintaining liquidity in securities with minimal credit risk. The types and maturities of securities purchased are primarily based on our current and projected liquidity and interest rate sensitivity positions.

        The following table sets forth the book value and percentage of each category of investment securities at March 31, 2016 and December 31, 2015, 2014 and 2013. The book value for investment securities classified as available for sale is equal to fair market value and the book value for investment securities classified as held to maturity is equal to amortized cost.

	March 31,		December 31,
	2016		2015		2014		2013
(dollars in thousands)	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total
Investment securities, available for sale, at fair value
U.S. Treasury securities	$35,442	11.1%	$48,302	14.9%	$5,994	1.7%	$9,006	2.9%
Government sponsored entity debt securities	9,396	2.9	9,454	2.9	9,394	2.6	11,173	3.6
Agency mortgage-backed securities	61,611	19.2	67,527	20.8	94,093	26.5	67,756	21.8
Non-agency mortgage-backed securities	2	0.0	2	0.0	12,459	3.5	523	0.1
Covered non-agency mortgage-backed securities(1)	76,720	24.0	75,979	23.5	92,319	26.0	93,408	30.0
State and municipal securities	21,005	6.6	15,494	4.8	10,753	3.0	11,424	3.7
Corporate securities	27,898	8.7	19,869	6.1	28,756	8.1	7,988	2.6

Total investment securities, available for sale, at fair value	232,074	72.5	236,627	73.0	253,768	71.4	201,278	64.7
Investment securities, held to maturity, at amortized cost
State and municipal securities	88,085	27.5	87,521	27.0	101,763	28.6	109,848	35.3

Total investment securities	$320,159	100.0%	$324,148	100.0%	$355,531	100.0%	$311,126	100.0%

(1)
All covered non-agency mortgage-backed securities are covered under the loss-sharing agreement we entered into with the FDIC in connection with the Strategic Capital acquisition. None of our other investment securities are covered under a loss-sharing agreement with the FDIC.

        Certain of our CMOs are covered under a loss-sharing agreement with the FDIC pursuant to which the FDIC has agreed to reimburse us for 80% of the first $167.0 million of net losses (when aggregated with losses on the other covered assets) and 95% of net losses exceeding $167.0 million. The loss-sharing agreement for the CMOs has a seven-year term that expires July 1, 2016. In 2011, we submitted a claim for a $36.1 million write-down on the acquired CMO portfolio and received payment for the 80% portion covered by the loss-sharing agreement. Since then, we have submitted claims of $12.0 million for additional write-downs of the acquired CMO portfolio and have received payments totaling $9.6 million. In January 2014, we reached a settlement with the FDIC regarding a dispute over differences in the calculation and recognition timing of impairment losses on the CMOs. In accordance with the settlement, we received $3.9 million from the FDIC. We recognized the financial impact of this settlement in 2014 by reducing the indemnification asset due from the FDIC by $2.2 million and recording $1.7 million as other income in the 2014 consolidated statement of income.

        The predominant form of collateral underlying the CMOs is fixed-rate, first lien residential mortgages of both conforming and jumbo mortgage size with both traditional and nontraditional underwriting qualities (e.g., jumbo, conforming Alt-A and jumbo Alt-A, which includes reduced documentation types). All of our CMOs are senior securities that rank ahead of subordinated tranches intended to be in a first-loss position with respect to the collateral pool. The majority of these securities were originated from 2003 through 2007. At March 31, 2016, our CMO portfolio had an amortized cost of $63.9 million with a fair value of $76.7 million and a net unrealized gain of $12.8 million. Our investment in covered non-agency mortgage-backed securities increased from $76.0 million at December 31, 2015 to $76.7 million at March 31, 2016 due to increases in net unrealized gains exceeding paydowns received on the securities and other-than-temporary impairment losses of $0.8 million recognized during the first quarter of 2016. We do not expect to sell any of our CMOs before recovery of their amortized cost bases, which may be at maturity.

        The following table sets forth the book value, scheduled maturities and weighted average yields for our investment portfolio at March 31, 2016. The book value for investment securities classified as available for sale is equal to fair market value and the book value for investment securities classified as held to maturity is equal to amortized cost.

	As of March 31, 2016
(dollars in thousands)	Book Value	% of Total Investment Securities	Weighted Average Yield
Investment securities, available for sale
U.S. Treasury securities:
Maturing within one year	$14,500	4.5%	0.56%
Maturing in one to five years	20,942	6.6	0.65
Maturing in five to ten years	—	0.0	0.00
Maturing after ten years	—	0.0	0.00

Total U.S. Treasury securities	$35,442	11.1%	0.61%

Government sponsored entity debt securities:
Maturing within one year	$1,028	0.3%	0.76%
Maturing in one to five years	999	0.3	1.57
Maturing in five to ten years	6,621	2.1	2.56
Maturing after ten years	748	0.2	2.49

Total U.S. government securities	$9,396	2.9%	2.25%

	As of March 31, 2016
(dollars in thousands)	Book Value	% of Total Investment Securities	Weighted Average Yield
Agency mortgage-backed securities:
Maturing within one year	$2	0.0%	5.00%
Maturing in one to five years	4,610	1.4	2.22
Maturing in five to ten years	10,649	3.3	2.97
Maturing after ten years	46,350	14.5	2.00

Total agency mortgage-backed securities	$61,611	19.2%	2.18%

Non-agency mortgage-backed securities:
Maturing within one year	$—	0.0%	0.00%
Maturing in one to five years	—	0.0	0.00
Maturing in five to ten years	—	0.0	0.00
Maturing after ten years	2	0.0	6.46

Total non-agency mortgage-backed securities	$2	0.0%	6.46%

Covered non-agency mortgage-backed securities(1):
Maturing within one year	$—	0.0%	0.00%
Maturing in one to five years	—	0.0	0.00
Maturing in five to ten years	—	0.0	0.00
Maturing after ten years	76,720	24.0	13.06

Total covered non-agency mortgage-backed securities	$76,720	24.0%	13.06%

State and municipal securities(2):
Maturing within one year	$3,069	1.0%	2.07%
Maturing in one to five years	7,361	2.3	1.92
Maturing in five to ten years	9,125	2.8	3.00
Maturing after ten years	1,450	0.5	3.90

Total state and municipal securities	$21,005	6.6%	2.55%

Corporate securities:
Maturing within one year	$6,057	1.9%	1.77%
Maturing in one to five years	4,039	1.3	1.91
Maturing in five to ten years	15,044	4.7	3.89
Maturing after ten years	2,758	0.8	4.41

Total corporate securities	$27,898	8.7	3.20

Total investment securities, available for sale	$232,074	72.5%	5.28%

Investment securities, held to maturity
State and municipal securities(2):
Maturing within one year	$1,749	0.5%	4.71%
Maturing in one to five years	16,971	5.3	5.59
Maturing in five to ten years	45,809	14.3	6.52
Maturing after ten years	23,556	7.4	6.23

Total state and municipal securities	$88,085	27.5	6.23

Total investment securities	$320,159	100.0%	5.55%

(1)
All covered non-agency mortgage-backed securities are covered under the loss-sharing agreement we entered into with the FDIC in connection with the Strategic Capital acquisition. None of our other investment securities are covered under a loss-sharing agreement with the FDIC.

(2)
Weighted average yield for tax-exempt securities are presented on a tax-equivalent basis assuming a federal income tax rate of 35%.

        Declines in the fair value of available-for-sale investment securities are recorded as either temporary impairment or other-than-temporary impairment, or OTTI. Temporary adjustments are recorded when the fair value of a security fluctuates from its historical cost. Temporary adjustments are recorded in accumulated other comprehensive income or loss and impact our equity position and do not impact our net income. A recovery of available-for-sale security prices also is recorded as an adjustment to other comprehensive income or loss for securities that are temporarily impaired, and results in a positive impact to our equity position. OTTI is recorded when the fair value of an available-for-sale security is less than historical cost, and it is probable that all contractual cash flows will not be collected. OTTI is recorded to noninterest income and, therefore, results in a negative impact to our net income. Because the available-for-sale securities portfolio is recorded at fair value, the conclusion as to whether an investment decline is other-than-temporarily impaired does not significantly impact our equity position, as the amount of the temporary adjustment has already been reflected in accumulated other comprehensive income or loss. An increase in the value of an OTTI security is not recorded as a recovery but as additional interest income over the remaining life of the security. In 2015, we determined that three covered non-agency mortgage-backed securities had other-than-temporary impairment of $0.5 million. These amounts were recognized as losses in the 2015 consolidated statement of income. During 2014, we determined that one non-agency mortgage-backed security had other-than-temporary impairment of $20,000 and one covered non-agency mortgage-backed security had other-than-temporary impairment of $0.2 million. These amounts were recognized as losses in the 2014 consolidated statement of income. During 2013, we determined that one non-agency mortgage-backed security had $3,000 of OTTI and one covered non-agency mortgage-backed security had OTTI of $0.2 million. These amounts were recognized as OTTI losses in the 2013 consolidated statement of income.

        The table below presents the credit ratings at March 31, 2016 at fair value for our investment securities classified as available for sale and amortized cost for investment securities classified as held to maturity.

	As of March 31, 2016
			Average Credit Rating
	Amortized Cost	Est. Fair Value
(dollars in thousands)			AAA	AA+/–	A+/–	BBB+/–	<BBB–	Not Rated
Investment securities available for sale
U.S. Treasury securities	$35,503	$35,442	$—	$35,442	$—	$—	$—	$—
Government sponsored entity debt securities	9,265	9,396	—	9,396	—	—	—	—
Agency mortgage-backed securities	60,845	61,611	834	24,505	—	—	—	36,272
Non-covered non-agency mortgage-backed securities	2	2	—	—	—	—	—	2
Covered non-agency mortgage-backed securities(1)(2)	63,945	76,720	—	61,376	267	—	3,331	11,746
State and municipal securities	20,917	21,005	2,340	6,207	1,883	—	—	10,575
Corporate securities	28,102	27,898	—	1,981	4,263	11,952	—	9,702

Total investment securities, available for sale, at fair value	218,579	232,074	3,174	138,907	6,413	11,952	3,331	68,297
Investment securities held to maturity
State and municipal securities	88,085	93,477	4,814	35,493	3,727	—	209	49,234

Total investment securities, at fair value	$306,664	$325,551	$7,988	$174,400	$10,140	$11,952	$3,540	$117,531

(1)
All covered non-agency mortgage-backed securities are covered under the loss-sharing agreement we entered into with the FDIC in connection with the Strategic Capital acquisition. None of our other investment securities are covered under a loss-sharing agreement with the FDIC.

(2)
Covered non-agency mortgage-backed securities are subject to a loss-sharing arrangement with the FDIC, which carries an implicit government guarantee.

        Cash and Cash Equivalents.    Cash and cash equivalents decreased $50.1 million, or 23.6%, to $162.4 million as of March 31, 2016 as compared to December 31, 2015. This decrease was primarily due to $47.9 million of cash used to fund an increase of $49.0 million of loans held for sale. This increase in loans held for sale was primarily due to a loan modification that closed at Love Funding in March 2016, but had not yet been sold.

        Cash and cash equivalents increased $52.6 million, or 32.9%, to $212.5 million as of December 31, 2015 as compared to December 31, 2014. This increase was due to cash flows from financing activities of $208.4 million, consisting of deposit growth and proceeds from the issuance of subordinated debentures, combined with cash flows provided by operating activities of $73.5 million, offset in part by cash flows used in investing activities of $229.3 million. Cash provided by operating activities primarily reflected proceeds received from sales of loans held for sale exceeding originations. Cash used in investing activities primarily reflected loan growth, partially offset by cash received from the net activity of investment securities.

        Cash and cash equivalents increased $73.2 million, or 84.4%, to $159.9 million as of December 31, 2014 as compared to December 31, 2013. This increase was due to $31.4 million of cash provided by investing activities, coupled with cash flows from financing activities of $21.6 million, consisting primarily of an increase in short-term borrowings, and cash flows provided by operating activities of $20.2 million. Cash provided by investing activities primarily reflected $85.0 million of cash received in the Heartland Bank acquisition and net cash inflows from investment security and OREO transactions, offset in part by loan growth of $94.9 million.

        Goodwill and Other Intangible Assets.    Goodwill was $46.5 million at March 31, 2016 compared to $46.5 million, $47.9 million and $7.7 million at December 31, 2015, 2014 and 2013, respectively. Goodwill represents the excess of the consideration paid over the fair value of the net assets acquired. During 2015, immaterial adjustments were made to the Heartland Bank purchase price allocations that affected the amounts allocated to goodwill, investment securities available for sale, loans, other assets and deferred tax liabilities. Our other intangible assets, which consist of core deposit and trust relationship intangibles, were $6.4 million, $7.0 million, $9.5 million and $8.2 million at March 31, 2016, December 31, 2015, 2014 and 2013, respectively. These assets are amortized primarily on an accelerated basis over their estimated useful lives, generally over a period of three to 10 years.

        On December 31, 2014, we completed the Heartland Bank acquisition. At closing, the acquired entity primarily consisted of Heartland Bank, its wholly owned subsidiaries Love Funding and Heartland Business Credit, and $40.0 million of trust preferred debentures. Heartland Bank provided commercial and retail banking services primarily in the St. Louis metropolitan area. Love Funding is an approved Federal Housing Administration insured lender and Government National Mortgage Association issuer engaged in commercial mortgage origination and servicing, and Heartland Business Credit provides custom leasing and financing programs to equipment and software vendors and their customers.

        We acquired Heartland Bank for $67.3 million, which consisted of 2,224,091 shares of common stock, $20.1 million of cash consideration and an accrual in other liabilities of $0.5 million for the fair value of additional consideration based on the earnings of Love Funding over the next two years. The identifiable assets acquired of $889.0 million and liabilities assumed of $860.7 million were recorded at fair value. The identifiable assets acquired included the establishment of a $3.4 million core deposit intangible, which is being amortized on an accelerated basis over 10 years. Based upon the acquisition date fair values of the net assets acquired, we recorded $38.9 million of goodwill in the consolidated balance sheet. We also recognized $0.5 million for the fair value of noncontrolling interests associated with two mortgage origination joint ventures owned 51% by Heartland Bank.

        On June 5, 2013, we acquired Grant Park for $3.6 million, which consisted of $0.9 million in cash and 170,899 shares of common stock. Grant Park's wholly-owned subsidiary, First National Bank of Grant Park, had its principal bank in Grant Park, Illinois and operated two additional branches. The assets acquired of $108.7 million and liabilities assumed of $102.9 million were recorded at fair value. Based upon the acquisition date fair values of the net assets acquired, a $2.2 million gain on bargain purchase was recorded in the 2013 consolidated statement of income and a $1.3 million core deposit intangible was recorded as an intangible asset and is being amortized on an accelerated basis over 10 years.

        On March 1, 2013, we completed the acquisition of Settlement Trust Group, the trust business of Securant Bank & Trust, a bank headquartered in Milwaukee, Wisconsin. At the time of the acquisition, Settlement Trust Group had $34.6 million in assets under administration. The purchase price of $665,000 was recorded as an intangible asset and is being amortized on an accelerated basis over 10 years.

        In April 2012, we acquired EnablePay Direct, Inc. (EnablePay), a merchant acquisition business and licensed affiliate of Visa, MasterCard and other major credit cards. The $0.2 million paid at closing to EnablePay was recorded as goodwill. In 2015, based on our assessment of this business, we determined the goodwill amount recorded at acquisition was impaired. Included in our 2015 consolidated statement of income is a $0.2 million impairment charge recorded in other noninterest expense.

        Liabilities.    Total liabilities increased $7.8 million to $2.7 billion at March 31, 2016 as deposit growth exceeded declines in short-term borrowings and other liabilities. Total liabilities increased $195.1 million to $2.7 billion at December 31, 2015 as compared to December 31, 2014. This increase primarily resulted from deposit growth combined with $55.3 million of subordinated debentures issued in June 2015, offset in part by a reduction in other borrowings. Total liabilities increased $866.6 million to $2.5 billion at December 31, 2014 as compared to December 31, 2013. This increase primarily resulted from the Heartland Bank acquisition and the assumption of liabilities totaling $860.3 million.

        Deposits.    We emphasize developing total client relationships with our customers in order to increase our retail and commercial core deposit bases, which are our primary funding sources. Our deposits consist of noninterest-bearing and interest-bearing demand, savings and time deposit accounts.

        The following table summarizes our average deposit balances and weighted average rates at March 31, 2016 and December 31, 2015, 2014 and 2013:

	As of March 31,		As of December 31,
	2016		2015		2014		2013
(dollars in thousands)	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate
Deposits
Noninterest-bearing demand	511,019	—	$536,327	—	$252,213	—	$221,186	—
Interest-bearing:
NOW	620,631	0.13%	508,573	0.12%	323,818	0.10%	263,739	0.10%
Money market	393,566	0.27	432,570	0.22	231,132	0.19	243,936	0.15
Savings	159,738	0.15	159,345	0.13	117,472	0.10	102,324	0.10
Time, less than $250,000	397,710	0.89	364,777	0.75	268,391	0.68	291,710	0.86
Time, $250,000 and over	50,307	0.86	47,219	0.75	44,919	0.66	29,963	0.89
Time, brokered	210,647	1.35	198,744	1.32	137,318	1.61	120,760	1.82

Total interest-bearing	1,832,599	0.49	1,711,228	0.44	1,123,050	0.46	1,052,432	0.54

Total deposits	2,343,618	0.38%	$2,247,555	0.33%	$1,375,263	0.38%	$1,273,618	0.45%

        The following table sets forth the maturity of time deposits of $250,000 or more and brokered deposits as of March 31, 2016:

	As of March 31, 2016
	Maturity Within:
(dollars in thousands)	Three Months	Three to Six Months	Six to 12 Months	After 12 Months	Total
Time, $250,000 and over	$2,867	$3,468	$19,411	$24,443	$50,188
Brokered deposits	16,753	47,366	48,480	106,293	218,892

Total	$19,620	$50,834	$67,891	$130,736	$269,080

        Total deposits increased $22.1 million to $2.4 billion at March 31, 2016 as growth in money markets and savings deposits were partially offset by declines in time deposits and NOW accounts.

        Total deposits increased $217.0 million, or 10.1%, to $2.4 billion at December 31, 2015 as compared to December 31, 2014. This increase primarily resulted from organic growth of core deposits coupled with an increase in brokered deposits. At December 31, 2015, total deposits were comprised of 22.9% noninterest-bearing demand accounts, 48.8% interest-bearing transaction accounts and 28.3% of time deposits. At December 31, 2015, brokered deposits totaled $222.3 million, or 9.4% of total deposits, compared to $168.1 million, or 7.8% of total deposits, at December 31, 2014.

        Total deposits increased $768.7 million, or 55.6%, to $2.2 billion at December 31, 2014 as compared to December 31, 2013. This increase primarily resulted from the Heartland Bank acquisition and the addition of Heartland Bank deposits totaling $765.6 million. At December 31, 2014, total deposits were comprised of 23.6% noninterest-bearing demand accounts, 49.5% interest-bearing transaction accounts and 26.9% of time deposits. At December 31, 2014, brokered deposits totaled $168.1 million, or 7.8% of total deposits, compared to $139.4 million, or 10.1% of total deposits, at December 31, 2013.

        We continue to focus on growing transactional deposits. Changes in the composition of our deposit portfolio have played a significant role in the weighted average rate on total deposits decreasing from 0.45% at December 31, 2013 to 0.38% and 0.33% at December 31, 2014 and 2015, respectively.

        Short-Term Borrowings.    In addition to deposits, we use short-term borrowings, such as federal funds purchased and securities sold under agreements to repurchase, as a source of funds to meet the daily liquidity needs of our customers and fund growth in earning assets. Short-term borrowings were $101.6 million, $107.5 million, $129.7 million and $87.4 million at March 31, 2016 and December 31, 2015, 2014 and 2013, respectively. The weighted average interest rate on our short-term borrowings was 0.24%, 0.21%, 0.19% and 0.14% at March 31, 2016 and December 31, 2015, 2014 and 2013, respectively.

        The decreases in short-term borrowings at March 31, 2016 and December 31, 2015 primarily resulted from the reduced usage of repurchase agreements by our customers.

        The increase in short-term borrowings at December 31, 2014 partially resulted from the Heartland Bank acquisition and the resulting addition of short-term borrowings totaling $25.1 million. The remaining increase was due to expanded usage of repurchase agreements by several customers.

        The following table sets forth the amount of short-term borrowings outstanding, as well as the weighted average interest rate thereon, as of the dates indicated. The balances set forth below are comprised primarily of repurchase agreements.

		As of and for the Year Ended December 31,
	As of and for the Three Months Ended March 31, 2016
(dollars in thousands)		2015	2014	2013
Outstanding at period-end	$101,649	$107,538	$129,714	$87,420
Average amount outstanding	120,753	123,447	93,178	110,017
Maximum amount outstanding at any month-end	123,155	147,542	129,714	106,143
Weighted average interest rate:
During period	0.23%	0.19%	0.19%	0.15%
End of period	0.24%	0.21%	0.19%	0.14%

        FHLB Advances and Other Borrowings.    In addition to deposits and short-term borrowings, we use borrowings from the FHLB and other sources as an additional source of liquidity.

        The following table provides a summary of our FHLB advances and other borrowings at the dates indicated:

		As of December 31,
	As of March 31, 2016
(in thousands)		2015	2014	2013
Term loan—fixed interest rate 4.85%—maturing December 18, 2019	$—	$—	$13,994	$—
Term loan—fixed interest rate 4.75%—maturing June 14, 2015	—	—	—	7,855
FHLB advances—fixed rate, fixed term, at rates averaging 0.93%, 0.93%, 0.97% amd 1.85% at March 31, 2016 and December 31, 2015, 2014 and 2013, respectively—maturing through April 2017	40,000	40,000	50,000	50,000
FHLB advances—variable rate, fixed term, at 0.13% at December 31, 2014—maturing October 2015	—	—	10,000	—
FHLB advances—putable fixed rate, at rates from 4.02% to 4.09%, averaging 4.07%—$15,000 maturing January 2016 through November 2016	—	—	—	15,555
Obligations under capital leases—implicit interest rate of 1.70%—maturing through July 2018	133	178	355	—

Total FHLB advances and other borrowings	$40,133	$40,178	$74,349	$73,410

        On December 31, 2014, we repaid $40.0 million of FHLB advances with a weighted average interest rate of 2.86% and maturity dates ranging from 2016 to 2017. As a result, we paid a prepayment fee of $1.7 million that was recorded as noninterest expense in the 2014 consolidated statement of income.

        On June 14, 2012, we entered into a $10.0 million term loan agreement with another bank. The interest rate was fixed at 4.75% for the term of the loan. This loan was paid off in December 2014.

        On December 18, 2014, we entered into a $14.0 million term loan agreement with the same bank. The interest rate was fixed at 4.85% for the term of the loan. This loan was paid off in June 2015.

        Subordinated Debt.    The following table provides a summary of subordinated debt at the dates indicated:

		As of December 31,
	As of March 31, 2016
(in thousands)		2015	2014	2013
Issued June 2013—fixed interest rate of 8.25%, $8,000 maturing June 28, 2021	$7,468	$7,448	$7,370	$7,299
Issued June 2015—fixed interest rate of 6.00% for the first five years through June 2020 and a variable interest rate equivalent to three-month LIBOR plus 4.35% thereafter, $40,325 maturing June 18, 2025	39,676	39,659	—	—
Issued June 2015—fixed interest rate of 6.50%, $15,000 maturing June 18, 2025	14,759	14,752	—	—

Total subordinated debt	$61,903	$61,859	$7,370	$7,299

        In June 2015, we issued two tranches of subordinated debt instruments for aggregate proceeds of $55.3 million. For one of the tranches, we issued subordinated notes totaling $15.0 million with a maturity date of June 18, 2025 and a fixed interest rate of 6.50%. For the other tranche, we issued subordinated notes totaling $40.3 million with a maturity date of June 18, 2025. This tranche carries a fixed interest rate of 6.00% for the first five years and a floating rate based on LIBOR plus 435 basis points thereafter.

        On January 2, 2013, a third party committed to invest a total of $10.0 million in the form of $8.0 million of subordinated notes and $2.0 million of common stock. On March 26, 2013, we issued 125,000 shares of common stock per the terms of the commitment. In addition, 8.25% subordinated notes totaling $8.0 million were issued on June 28, 2013. These subordinated notes are due June 28, 2021. An 8-year detachable warrant for the purchase of 125,000 shares at $16.00 per share of our common stock was issued concurrently with the funding of the notes. The detachable warrants became exercisable one year after issuance. The detachable warrants were valued at $0.6 million and recorded on a relative value basis separately in shareholders' equity. Correspondingly, the value of the subordinated notes was reduced by $0.6 million with the recording of a discount that we amortize using the interest method over the life of the subordinated notes.

        Trust Preferred Debentures.    The following table provides a summary of our trust preferred debentures at the dates indicated:

		As of December 31,
	As of March 31, 2016
(in thousands)		2015	2014	2013
Grant Park Statutory Trust I—variable interest rate equal to LIBOR plus 2.85%, which was 3.48%, 3.17%, 3.08% and 3.09% at March 31, 2016 and December 31, 2015, 2014 and 2013, respectively—$3,000 maturing January 23, 2034	$1,948	$1,932	$2,067	$1,830
Midland States Preferred Security Trust—variable interest rate equal to LIBOR plus 2.75%, which was 3.37%, 3.07%, 2.98% and 2.99% at March 31, 2016 and December 31, 2015, 2014 and 2013, respectively—$10,000 maturing April 23, 2034	9,955	9,954	9,952	10,000
LSHC Capital Trust III—variable interest rate equal to LIBOR plus 1.75%, which was 2.38%, 2.26% and 1.99% at March 31, 2016 and December 31, 2015 and 2014, respectively—$20,000 maturing December 31, 2036	13,035	13,001	12,872	—
LSHC Capital Trust IV—variable interest rate equal to LIBOR plus 1.47%, which was 2.11%, 1.92% and 1.71% at March 31, 2016 and December 31, 2015 and 2014, respectively—$20,000 maturing September 6, 2037	12,204	12,170	12,039	—

Total trust preferred debentures	$37,142	$37,057	$36,930	$11,830

        As of March 31, 2016 and December 31, 2015, 2014 and 2013, $37.1 million, $37.1 million, $36.9 million, and $11.8 million of junior subordinated debentures, respectively, were outstanding. The increase in trust preferred debentures at December 31, 2014 primarily resulted from $40.0 million of trust preferred debentures being assumed by us in the Heartland Bank acquisition that we recorded at an acquisition date fair value of $24.9 million. Junior subordinated debentures totaling $10.0 million are unsecured with interest payable quarterly at an interest rate of the three-month LIBOR plus 2.75%. These debentures mature on April 23, 2034. The $1.9 million of junior subordinated debentures from the Grant Park transaction are unsecured with interest payable quarterly at an interest rate of the three-month LIBOR plus 2.85%. These debentures total $3.0 million and mature on January 23, 2034.

        In conjunction with the Heartland Bank acquisition, we assumed $40.0 million of subordinated debentures that were recorded at a fair value of $24.9 million at the time of acquisition. On November 30, 2006, the Love Savings/Heartland Capital Trust III (LSHC Trust III) issued 20,000 shares of capital securities with a liquidation amount of $1,000 per security. Love Savings issued $20.0 million of subordinated debentures to LSHC Trust III in exchange for ownership of all the common securities of the trust. On June 6, 2007, the Love Savings/Heartland Capital Trust IV (LSHC Trust IV) issued 20,000 shares of capital securities with a liquidation amount of $1,000 per security. Love Savings (the parent company of Heartland Bank) issued $20.0 million of subordinated debentures to LSHC Trust IV in exchange for ownership of all the common securities of the trust. We are not considered the primary beneficiary of LSHC Trust III or LSHC Trust IV, therefore the trusts are not consolidated in our financial statements, but rather the subordinated debentures are shown as a liability. Our investment in the common stock of the trusts was $1.2 million and is included in other assets.

        The debentures associated with LSHC Trust III mature on December 31, 2036 and pay a variable rate of interest equal to LIBOR plus 1.75%. The debentures associated with LSHC Trust IV mature on September 6, 2037 and pay a variable rate of interest equal to LIBOR plus 1.47%. Interest is payable quarterly. The debentures, net assets of LSHC Trust III, net assets of LSHC Trust IV and the common securities issued by the trusts are redeemable in whole or in part on dates each quarter at the redemption price plus interest accrued to the redemption date, as specified in the trust indenture document. The debentures are also redeemable in whole or in part from time to time upon the occurrence of "special events" defined within the indenture document. Subject to certain exceptions and limitations, we may, from time to time, defer subordinated debenture interest payments, which would result in a deferral of distribution payments on the related debentures, and with certain exceptions, prevent us from declaring or paying cash distributions on common stock or debt securities that rank pari passu or junior to the subordinated debenture.

Capital Resources and Liquidity Management

        Capital Resources.    Shareholders' equity is influenced primarily by earnings, dividends, sales and redemptions of common stock and preferred stock and changes in accumulated other comprehensive income caused primarily by fluctuations in unrealized holding gains or losses, net of taxes, on available-for-sale investment securities.

        Shareholders' equity increased $5.5 million, or 2.4%, to $238.6 million during the first quarter of 2016 as $5.1 million of net income and a $2.1 million increase in accumulated other comprehensive income exceeded $2.1 million of common dividends declared. The increase in accumulated other comprehensive income primarily resulted from increases in unrealized gains on covered non-agency mortgage-backed securities.

        Shareholders' equity increased $13.1 million, or 6.0%, to $233.1 million at December 31, 2015 as compared to December 31, 2014 due to the retention of earnings, offset in part by dividends declared on common stock. During 2015, we generated net income of $24.3 million and declared dividends of $7.7 million to common shareholders.

        Shareholders' equity increased $70.5 million, or 47.2%, to $219.9 million at December 31, 2014 as compared to December 31, 2013 due to the retention of earnings, issuances of common stock, and an increase in accumulated other comprehensive income. These increases were offset in part by dividends declared on common and preferred stock. During 2014, we generated net income of $10.8 million and declared dividends of $3.5 million to common shareholders and $4.7 million to preferred shareholders. Shareholders' equity in 2014 was also impacted by the issuance of $16.2 million of common stock in a private placement and the issuance of $46.7 million of common stock for the Heartland Bank acquisition. In addition, accumulated other comprehensive income increased $3.6 million during 2014 due to increases in unrealized gains on investment securities available for sale.

        Liquidity Management.    Liquidity refers to the measure of our ability to meet the cash flow requirements of depositors and borrowers, while at the same time meeting our operating, capital and strategic cash flow needs, all at a reasonable cost. We continuously monitor our liquidity position to ensure that assets and liabilities are managed in a manner that will meet all short-term and long-term cash requirements. We manage our liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our shareholders.

        Our liquidity position is supported by management of liquid assets and liabilities and access to alternative sources of funds. Liquid assets include cash, interest-bearing deposits in banks, federal funds sold, available-for-sale investment securities and maturing or prepaying balances in our investment and loan portfolios. Liquid liabilities include core deposits, federal funds purchased, securities sold under repurchase agreements and other borrowings. Other sources of liquidity include the sale of loans, the ability to acquire additional national market noncore deposits, the issuance of additional collateralized borrowings such as FHLB advances, the issuance of debt securities, additional borrowings through the Federal Reserve's discount window and the issuance of preferred or common securities. Our short-term and long-term liquidity requirements are primarily to fund on-going operations, including payment of interest on deposits and debt, extensions of credit to borrowers, capital expenditures and shareholder dividends. These liquidity requirements are met primarily through cash flow from operations, redeployment of prepaying and maturing balances in our loan and investment portfolios, debt financing and increases in customer deposits. For additional information regarding our operating, investing and financing cash flows, see the Consolidated Statements of Cash Flows provided in our consolidated financial statements.

        Integral to our liquidity management is the administration of short-term borrowings. To the extent we are unable to obtain sufficient liquidity through core deposits, we seek to meet our liquidity needs through wholesale funding or other borrowings on either a short- or long-term basis.

        Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase were $101.6 million at March 31, 2016 and $107.5 million at December 31, 2015, compared to $129.7 million at December 31, 2014. These decreases primarily resulted from reduced usage of repurchase agreements by our customers. Securities sold under agreements to repurchase increased $42.3 million, or 48.4%, to $129.7 million at December 31, 2014 from $87.4 million at December 31, 2013. This increase in short-term borrowings partially resulted from the Heartland Bank acquisition and the resulting addition of short-term borrowings totaling $25.1 million. The remaining increase was due to expanded usage of repurchase agreements by several customers.

        As of March 31, 2016 and December 31, 2015 and 2014, we had $83.0 million, $83.0 million and $93.0 million of unsecured federal funds lines, respectively, with no amounts advanced against the lines at these period ends. In addition, lines of credit from the Federal Reserve Discount Window at March 31, 2016 and December 31, 2015 and 2014 were $46.2 million, $62.1 million and $28.6 million, respectively. Federal Reserve Discount Window lines were collateralized by a pool of commercial real estate loans totaling $56.1 million, $76.7 million and $48.5 million as of March 31, 2016 and December 31, 2015 and 2014, respectively.

        At March 31, 2016 and December 31, 2015 and 2014, we had $40.0 million, $40.0 million and $60.0 million of outstanding advances from the FHLB, respectively. Based on the values of stock, securities, and loans pledged as collateral, we had $435.8 million, $422.6 million and $266.1 million of additional borrowing capacity with the FHLB as of March 31, 2016 and December 31, 2015 and 2014, respectively. We did not have any borrowings outstanding with the Federal Reserve at March 31, 2016 and December 31, 2015 or 2014, and our borrowing capacity is limited only by eligible collateral. We also maintain relationships in the capital markets with brokers and dealers to issue certificates of deposit.

        The Company is a corporation separate and apart from the Bank and, therefore, must provide for its own liquidity. The Company's main source of funding is dividends declared and paid to us by the Bank. There are statutory, regulatory and debt covenant limitations that affect the ability of the Bank to pay dividends to the Company. Management believes that these limitations will not impact our ability to meet our ongoing short-term cash obligations.

Regulatory Capital Requirements

        We are subject to various regulatory capital requirements administered by the federal and state banking regulators. Failure to meet regulatory capital requirements may result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for "prompt corrective action" (described below), we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting policies.

        In the wake of the global financial crisis of 2008 and 2009, the role of capital has become fundamentally more important, as banking regulators have concluded that the amount and quality of capital held by banking organizations was insufficient to absorb losses during periods of severely distressed economic conditions. The Dodd-Frank Act and new banking regulations promulgated by the U.S. federal banking regulators to implement Basel III have established strengthened capital standards for banks and bank holding companies and require more capital to be held in the form of common stock. These provisions, which generally must be complied with by community banks by January 1, 2015, impose meaningfully more stringent regulatory capital requirements than those in place currently. The table below summarizes the minimum capital requirements applicable to us under current regulations and how those requirements will change under the new Basel III regulations. Such requirements are only regulatory minimums and banking regulators can impose higher requirements on individual institutions. For example, banks and bank holding companies experiencing internal growth or making acquisitions generally will be expected to maintain strong capital positions substantially above the minimum supervisory levels. Higher capital levels may also be required if warranted by the particular circumstances or risk profiles of individual banking organizations.

	Basel III
Ratio	Well Capitalized	Adequately Capitalized
Tier 1 leverage ratio	5.0%	4.0%
Common equity Tier 1 risk-based capital ratio(1)	6.5	4.5
Tier 1 risk-based capital ratio	8.0	6.0
Total risk-based capital ratio	10.0	8.0

(1)
The common equity Tier 1 risk-based ratio is a new ratio created by the Basel III regulations beginning January 1, 2015. It is computed as common equity Tier 1 capital divided by total risk-based assets.

        In addition to the minimum regulatory capital requirements set forth in the table above, the Basel III regulations will implement a concept known as the "capital conservation buffer." In general, banks and bank holding companies will be required to hold a buffer of common equity Tier 1 capital equal to 2.5% of risk-weighted assets over each minimum capital ratio to avoid being subject to limits on capital distributions (e.g., dividends, stock buybacks, etc.) and certain discretionary bonus payments to executive officers. For community banks, the capital conservation buffer requirement commenced on January 1, 2016, with a gradual phase-in. Full compliance with the capital conservation buffer will be required by January 1, 2019.

        At March 31, 2016, the Bank exceeded all regulatory capital requirements under Basel III and was considered to be "well-capitalized" with a Tier 1 leverage ratio of 8.99%, a common equity Tier 1 risk-based capital ratio of 10.51%, a Tier 1 risk-based capital ratio of 10.51% and a total risk-based capital ratio of 11.11%.

        The Basel III regulations also revise the definition of capital and describe the capital components and eligibility criteria for common equity Tier 1 capital, additional Tier 1 capital and Tier 2 capital. The most significant changes to the capital criteria are that: (i) the prior concept of unrestricted Tier 1 capital and restricted Tier 1 capital has been replaced with additional Tier 1 capital and a regulatory capital ratio that is based on common equity Tier 1 capital; and (ii) trust preferred securities and cumulative perpetual preferred stock issued after May 19, 2010 no longer qualify as Tier 1 capital. This change is already effective due to the Dodd-Frank Act, although such instruments issued prior to May 19, 2010 continue to qualify as Tier 1 capital (assuming they qualified as such under the prior regulatory capital standards), subject to the 25% of Tier 1 capital limit.

        At December 31, 2015, the Bank exceeded all regulatory capital requirements under Basel III and was considered to be "well-capitalized" with a Tier 1 leverage ratio of 9.01%, a common equity Tier 1 risk-based capital ratio of 10.39%, a Tier 1 risk-based capital ratio of 10.39% and a total risk-based capital ratio of 11.06%.

        As of December 31, 2014, the Bank and Heartland Bank met all capital adequacy requirements. Also, as of December 31, 2014, the most recent notification from the FDIC categorized both the Bank and Heartland Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, we must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. At December 31, 2014, both the Bank and Heartland Bank exceeded all regulatory capital requirements and were considered to be "well-capitalized" with Tier 1 leverage ratios of 8.65% and 8.76%, respectively, Tier 1 capital to risk-weighted assets ratios of 10.34% and 11.77%, respectively, and total capital to risk-weighted assets ratios of 11.18% and 13.03%, respectively.

Contractual Obligations

        The following table contains supplemental information regarding our total contractual obligations at December 31, 2015:

	Payments Due
(dollars in thousands)	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
Deposits without a stated maturity	$1,698,758	$—	$—	$—	$1,698,758
Time deposits	313,783	323,484	31,596	27	668,890
Securities sold under repurchase agreements	107,538	—	—	—	107,538
FHLB advances and other borrowings	27,660	12,518	—	—	40,178
Operating lease obligations	2,529	4,200	3,505	6,707	16,941
Subordinated debt	—	—	—	61,859	61,859
Trust preferred debentures	—	—	—	37,057	37,057

Total contractual obligations	$2,150,268	$340,202	$35,101	$105,650	$2,631,221

        We believe that we will be able to meet our contractual obligations as they come due through the maintenance of adequate cash levels. We expect to maintain adequate cash levels through profitability, loan and securities repayment and maturity activity and continued deposit gathering activities. We have in place various borrowing mechanisms for both short-term and long-term liquidity needs.

Off-Balance Sheet Arrangements

        We have limited off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

        In the normal course of business, we enter into various transactions, which, in accordance with GAAP, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in our consolidated balance sheets. Most of these commitments mature within two years and are expected to expire without being drawn upon. Standby letters of credit are included in the determination of the amount of risk-based capital that the Company and the Bank are required to hold.

        We enter into contractual loan commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of our commitments to extend credit are contingent upon customers maintaining specific credit standards until the time of loan funding. We decrease our exposure to losses under these commitments by subjecting them to credit approval and monitoring procedures. We assess the credit risk associated with certain commitments to extend credit and establish a liability for probable credit losses.

        Standby letters of credit are written conditional commitments issued by us to guarantee the performance of a customer to a third party. In the event that the customer does not perform in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek recovery from the customer. Our policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

        We guarantee the distributions and payments for redemption or liquidation of the trust preferred securities issued by our wholly owned subsidiary business trust to the extent of funds held by the trusts. Although this guarantee is not separately recorded, the obligation underlying the guarantee is fully reflected on our consolidated balance sheets as junior subordinated debentures held by subsidiary trusts. The junior subordinated debentures currently qualify as Tier 1 capital under the Federal Reserve capital adequacy guidelines.

Quantitative and Qualitative Disclosures About Market Risk

        Market Risk.    Market risk represents the risk of loss due to changes in market values of assets and liabilities. We incur market risk in the normal course of business through exposures to market interest rates, equity prices, and credit spreads. We have identified two primary sources of market risk: interest rate risk and price risk.

  Interest Rate Risk

        Overview.    Interest rate risk is the risk to earnings and value arising from changes in market interest rates. Interest rate risk arises from timing differences in the repricings and maturities of interest-earning assets and interest-bearing liabilities (reprice risk), changes in the expected maturities of assets and liabilities arising from embedded options, such as borrowers' ability to prepay residential mortgage loans at any time and depositors' ability to redeem certificates of deposit before maturity (option risk), changes in the shape of the yield curve where interest rates increase or decrease in a nonparallel fashion (yield curve risk), and changes in spread relationships between different yield curves, such as U.S. Treasuries and LIBOR (basis risk).

        Our board of directors Asset-Liability Committee, or ALCO, establishes broad policy limits with respect to interest rate risk. ALCO establishes specific operating guidelines within the parameters of the board of directors' policies. In general, we seek to minimize the impact of changing interest rates on net interest income and the economic values of assets and liabilities. Our ALCO meets quarterly to monitor the level of interest rate risk sensitivity to ensure compliance with the board of directors' approved risk limits.

        Interest rate risk management is an active process that encompasses monitoring loan and deposit flows complemented by investment and funding activities. Effective management of interest rate risk begins with understanding the dynamic characteristics of assets and liabilities and determining the appropriate interest rate risk posture given business forecasts, management objectives, market expectations, and policy constraints.

        An asset sensitive position refers to a balance sheet position in which an increase in short-term interest rates is expected to generate higher net interest income, as rates earned on our interest-earning assets would reprice upward more quickly than rates paid on our interest-bearing liabilities, thus expanding our net interest margin. Conversely, a liability sensitive position refers to a balance sheet position in which an increase in short-term interest rates is expected to generate lower net interest income, as rates paid on our interest-bearing liabilities would reprice upward more quickly than rates earned on our interest-earning assets, thus compressing our net interest margin.

        Income Simulation and Economic Value Analysis.    Interest rate risk measurement is calculated and reported to the Board ALCO at least quarterly. The information reported includes period-end results and identifies any policy limits exceeded, along with an assessment of the policy limit breach and the action plan and timeline for resolution, mitigation, or assumption of the risk.

        We use two approaches to model interest rate risk: Net Interest Income at Risk (NII at Risk) and Economic Value of Equity (EVE). Under NII at Risk, net interest income is modeled utilizing various assumptions for assets, liabilities, and derivatives. EVE measures the period end market value of assets minus the market value of liabilities and the change in this value as rates change. EVE is a period end measurement.

	Net Interest Income Sensitivity
	Immediate Change in Rates
(dollars in thousands)	–50		+100	+200
March 31, 2016:
Dollar change	$(1,831)		$2,842	$6,132
Percent change	(1.8)%		2.8%	6.1%
December 31, 2015:
Dollar change	$(759)		$1,356	$2,999
Percent change	(0.9)%		1.5%	3.4%
December 31, 2014:
Dollar change	N/A	(a)	$(1,819)	$(3,511)
Percent change	N/A	(a)	(2.1)%	(4.1)%
December 31, 2013:
Dollar change	N/A	(a)	$225	$566
Percent change	N/A	(a)	0.4%	0.9%

(a)
During 2015, we adopted an analysis more reflective of the current low interest rate environment. Due to this change, we do not have this information for prior years.

        We report NII at Risk to isolate the change in income related solely to interest earning assets and interest-bearing liabilities. The NII at Risk results included in the table above reflect the analysis used quarterly by management. It models gradual –50, +100 and +200 basis point parallel shifts in market interest rates, implied by the forward yield curve over the next one-year period. Due to the current low level of short-term interest rates, the analysis reflects a declining interest rate scenario of 50 basis points, the point at which many assets and liabilities reach zero percent.

        We are within Board policy limits for the +100 and +200 basis point scenarios. There is no policy limit for the –50 basis point scenario. The NII at Risk reported at March 31, 2016, projects that our earnings are not expected to be materially sensitive to changes in interest rates over the next year. In recent periods, the amount of fixed rate assets increased resulting in a position shift from slightly asset sensitive to asset sensitive.

	Economic Value of Equity Sensitivity (Shock)
	Immediate Change in Rates
(dollars in thousands)	–50		+100	+200
March 31, 2016:
Dollar change	$(17,402)		$30,279	$56,581
Percent change	(7.1)%		12.4%	23.1%
December 31, 2015:
Dollar change	$(16,147)		$29,080	$55,533
Percent change	(6.3)%		11.3%	21.6%
December 31, 2014:
Dollar change	N/A	(a)	$4,277	$7,479
Percent change	N/A	(a)	1.7%	3.0%
December 31, 2013:
Dollar change	N/A	(a)	$30	$(617)
Percent change	N/A	(a)	0.0%	(0.3)%

(a)
During 2015, we adopted an analysis more reflective of the current low interest rate environment. Due to this change, we do not have this information for prior years.

        The EVE results included in the table above reflect the analysis used quarterly by management. It models immediate –50, +100 and +200 basis point parallel shifts in market interest rates. Due to the current low level of short-term interest rates, the analysis reflects a declining interest rate scenario of 50 basis points, the point at which many assets and liabilities reach zero percent.

        We are within Board policy limits for the +100 and +200 basis point scenarios. There is no policy limit for the –50 basis point scenario. The EVE reported at March 31, 2016 projects that as interest rates increase (decrease) immediately, the economic value of equity position will be expected to decrease (increase). When interest rates rise, fixed rate assets generally lose economic value; the longer the duration, the greater the value lost. The opposite is true when interest rates fall. The EVE at risk reported as of December 31, 2014 for the +200 basis points scenario shows a change from a liability sensitive position to an asset sensitive position compared with December 31, 2013.

        Price Risk.    Price risk represents the risk of loss arising from adverse movements in the prices of financial instruments that are carried at fair value and subject to fair value accounting. We have price risk from equity investments, and investments in mortgage-backed securities.

Critical Accounting Policies and Estimates

        The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances, results of which form the basis for making judgments about the carrying value of certain assets and liabilities that are not readily available from other sources. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

        Accounting policies, as described in detail in the notes to our consolidated financial statements are an integral part of our financial statements. A thorough understanding of these accounting policies is essential when reviewing our reported results of operations and our financial position. We believe that the critical accounting policies and estimates discussed below require us to make difficult, subjective or complex judgments about matters that are inherently uncertain. Changes in these estimates, that are likely to occur from period to period, or using different estimates that we could have reasonably used in the current period, would have a material impact on our financial position, results of operations or liquidity.

        Loans Held for Investment.    Loans held for investment includes loans we originate and retain on the balance sheet and other loans acquired through acquisition. Our accounting policies require that we evaluate all acquired loans for evidence of deterioration in credit quality since origination and to evaluate whether it is probable that we will collect all contractually required payments from the borrower. Loans acquired with evidence of deterioration in credit quality are accounted for as PCI loans. For PCI loans, the amount of contractually required payments receivable in excess of the amount of future cash flows we estimate at acquisition is considered a nonaccretable difference. The PCI loans are reflected on the balance sheet based on the amount expected to be collected. In addition, the amount of future cash flows expected to be collected in excess of the fair value of the PCI loans is considered accretable yield and is recognized in interest income on a level-yield basis over the estimated life of the acquired loans.

        We reevaluate our original estimates of cash flows expected to be collected over the life of the PCI loans on a quarterly basis. If it is probable, based on current information and events, that there is a significant increase in cash flows previously expected to be collected, or if actual cash flows are significantly greater than cash flows previously expected, we adjust the amount of accretable yield by reclassification from nonaccretable difference. Conversely, if we believe we will be unable to collect all cash flows expected at acquisition, we establish a valuation allowance through the allowance for loan losses with a change to the provision for loan losses.

        Determining the accretable and nonaccretable amounts at acquisition and the ongoing reevaluation of expected cash flows are considered critical accounting estimates, as these require significant judgment and the use of subjective measurements, including our assessment of historical loss rates, changes in the nature of the portfolio and delinquency trends.

        Investment Securities.    Investment securities generally must be classified as held to maturity, available for sale or trading. Held-to-maturity securities are principally debt securities that we have both the positive intent and ability to hold to maturity. Trading securities are held primarily for sale in the near term to generate income. Securities that do not meet the definition of trading or held to maturity are classified as available for sale.

        The classification of investment securities is significant since it directly impacts the accounting for unrealized gains and losses on these securities. Unrealized gains and losses on trading securities flow directly through earnings during the periods in which they arise. Trading and available-for-sale securities are measured at fair value each reporting period. Unrealized gains and losses on available-for-sale securities are recorded as a separate component of shareholders' equity (accumulated other comprehensive income or loss) and do not affect earnings until realized or deemed to be OTTI. Investment securities that are classified as held to maturity are recorded at amortized cost, unless deemed to be OTTI.

        The fair values of investment securities are generally determined by various pricing models. We evaluate the methodologies used to develop the resulting fair values. We perform a quarterly analysis on the pricing of investment securities to ensure that the prices represent a reasonable estimate of the fair value. Our procedures include initial and ongoing review of pricing methodologies and trends. We seek to ensure prices represent a reasonable estimate of fair value through the use of broker quotes, current sales transactions from our portfolio and pricing techniques, which are based on the net present value of future expected cash flows discounted at a rate of return market participants would require. Significant inputs used in internal pricing techniques are estimated by type of underlying collateral, estimated prepayment speeds where applicable and appropriate discount rates. As a result of this analysis, if we determine there is a more appropriate fair value, the price is adjusted accordingly.

        When the level and volume of trading activity for certain securities has significantly declined or when we believe that pricing is based in part on forced liquidation or distressed sales, we estimate fair value based on a combination of pricing information and an internal model using a discounted cash flow approach. We make certain significant assumptions in addition to those discussed above related to the liquidity risk premium, specific nonperformance and default experience in the collateral underlying the security. The values resulting from each approach are weighted to derive the final fair value for each security trading in an inactive market.

        The fair value of investment securities is a critical accounting estimate. Changes in the fair value estimates that are likely to occur from period to period, or the use of different estimates that we could have reasonably used in the current period, could have a material impact on our financial position, results of operations or liquidity.

        Allowance for Loan Losses.    The allowance for loan losses represents management's estimate of probable and reasonably estimable credit losses inherent in the held for investment loan portfolio. In determining the allowance, we estimate losses on specific loans, or groups of loans, where the probable loss can be identified and reasonably estimated. On a quarterly basis, we assess the risk inherent in our loan portfolio based on qualitative and quantitative trends in the portfolio, including the internal risk classification of loans, historical loss rates, changes in the nature of the portfolio, industry concentrations, delinquency trends, detailed reviews of significant loans with identified weaknesses and the impacts of local, regional and national economic factors on the quality of the loan portfolio. Based on this analysis, we record a provision for loan losses in order to maintain the allowance at appropriate levels.

        For PCI loans, an allowance may be required subsequent to their acquisition. The PCI loans are recorded at their estimated fair value at the date of acquisition, with the estimated fair value including a component for estimated credit losses. A portion of the allowance, however, may be set aside in the future if a PCI loan pool experiences a decrease in expected cash flows as compared to those projected at the acquisition date.

        Determining the amount of the allowance is considered a critical accounting estimate, as it requires significant judgment and the use of subjective measurements, including management's assessment of overall portfolio quality. The allowance is maintained at an amount we believe is sufficient to provide for estimated losses inherent in our loan portfolio at each balance sheet date, and fluctuations in the provision for loan losses may result from management's assessment of the adequacy of the allowance. Changes in these estimates and assumptions are possible and may have a material impact on our allowance, and therefore our financial position, liquidity or results of operations.

        Goodwill.    Goodwill is evaluated for impairment at least annually and on an interim basis if an event or circumstance indicates that it is likely an impairment has occurred. Goodwill is evaluated for impairment at the reporting unit level. Reporting units are defined as the same level as, or one level below, an operating segment. An operating segment is a component of a business for which separate financial information is available that management regularly evaluates in deciding how to allocate resources and assess performance.

        Estimating the fair value of reporting units is a subjective process that involves the use of estimates and judgments. The fair value of reporting units is calculated using a discounted cash flow model, a form of the income approach. The model uses projected cash flows based on each reporting unit's internal forecast and use the perpetuity growth method to calculate terminal values. These cash flows and terminal values are then discounted using discount rates based on our external cost of equity with adjustments for risk inherent in each reporting unit. Cash flows are adjusted, as necessary, in order to maintain each reporting unit's equity capital requirements. Our discounted cash flow analysis requires management to make judgments about future loan and deposit growth, revenue growth, credit losses, and capital rates. Discount rates used in 2015 for the reporting units ranged from 13% to 15%. The key inputs into the discounted cash flow analysis were consistent with market data, where available, indicating that assumptions used were within a reasonable range of observable market data.

        As part of the annual goodwill impairment test, we also applied the guideline public company method of valuation to assess the reasonableness of the fair values derived using the discounted cash flow method.

        Determining the fair value of goodwill is considered a critical accounting estimate because it requires significant management judgment and the use of subjective measurements. Variability in the market and changes in assumptions or subjective measurements used to determine fair value are reasonably possible and may have a material impact on our financial position, liquidity or results of operations.

        Deferred Income Taxes.    We use the asset and liability method of accounting for income taxes as prescribed by GAAP. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Accounting for deferred income taxes is a critical accounting estimate because we exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. Management's determination of the realization of deferred tax assets is based upon management's judgment of various future events and uncertainties, including the timing and amount of future income, reversing temporary differences which may offset, and the implementation of various tax plans to maximize realization of the deferred tax asset. These judgments and estimates are inherently subjective and reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance would result in additional income tax expense in such period, which would negatively affect earnings.

        Recently Issued Accounting Pronouncements.    We have evaluated new accounting pronouncements that have recently been issued and have determined that there are no new accounting pronouncements that should be described in this section that will impact our operations, financial condition or liquidity in future periods. Refer to Note 2 of our unaudited consolidated financial statements for the three months ended March 31, 2016 and 2015 and to Note 1 of our audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 for a discussion of recently issued accounting pronouncements that have been adopted by us that will require enhanced disclosures in our financial statements in future periods.

BUSINESS

Our Company

        Midland States Bancorp, Inc. is a diversified financial holding company headquartered in Effingham, Illinois. Our 135-year old banking subsidiary, Midland States Bank, has branches across Illinois and in Missouri and Colorado, and provides a broad array of traditional community banking and other complementary financial services, including commercial lending, residential mortgage origination, wealth management, merchant services and prime consumer lending. Our commercial FHA origination and servicing business, based in Washington, D.C., is one of the top originators of government sponsored mortgages for multifamily and healthcare facilities in the United States. Our commercial equipment leasing business, based in Denver, provides financing to business customers across the country. As of March 31, 2016, we had $2.9 billion in assets, $2.4 billion of deposits and $238.6 million of shareholders' equity.

        In late 2007, we developed a strategic plan to build a diversified financial services company anchored by a strong community bank. Since then, we have grown organically and through a series of nine acquisitions, with an over-arching focus on enhancing shareholder value and building a platform for scalability. Most recently, we acquired Heartland Bank in December 2014, which greatly expanded our commercial, retail and mortgage banking services in the St. Louis metropolitan area. Additionally, the Heartland Bank acquisition facilitated our entry into Colorado, with one branch office located in Denver and three Colorado mortgage offices. This transaction also provided us the opportunity to enter complementary commercial FHA loan origination and commercial equipment leasing business lines. In total, we have grown from a community bank with six locations and diluted earnings per share of $0.50 for the year ended December 31, 2007, to a diversified financial services company with 81 locations, nationwide operations and diluted earnings per share of $2.00 for the year ended December 31, 2015.

Strategic Growth History

        We developed our strategic plan in late 2007 soon after hiring Leon J. Holschbach, our President and Chief Executive Officer, and Jeffrey G. Ludwig, our Executive Vice President and Chief Financial Officer. The plan continues to reflect our belief that a diversified financial services company with strong leadership and a growth-oriented risk management program will be well positioned to take advantage of changes in the banking industry, including consolidation and opportunities to re-enter markets in which community banks had once been competitive. We have achieved our recent growth through sustained execution of five initiatives that comprise our strategic plan:

        Revenue Diversification.    Our revenue diversification initiative seeks to generate stable, recurring revenue and build customer loyalty by offering a wide range of related financial products and services to meet our customers' business and personal needs. This initiative initially focused on growing our wealth management business, and as part of that building process, our wealth management division moved from a transaction based model to a fee based model, and currently approximately 94.0% of our wealth management revenue is generated from recurring fees. Our wealth management group has also diversified its traditional trust and investment offerings to include employee retirement plan administration and litigation settlement trust services.

        Following the substantial growth in our wealth management business, we began seeking further areas of diversification, with the intent of offering more products and services. In 2011, we began what has become a highly successful consumer loan program offered through certain national and regional retailers. In 2012, we acquired our merchant services business, working with merchants across our footprint. And in 2013, we acquired a litigation settlement trust business.

        In 2014, as part of the Heartland Bank acquisition, we added equipment leasing and commercial FHA origination and servicing to our revenue mix. While each of these businesses has a dedicated sales team, they also complement the products and services offered by our commercial lenders. As an example, we have developed a bridge loan program that provides Love Funding customers short-term bank financing before the FHA loan is originated. Also, as part of the Heartland Bank acquisition, we acquired a commercial loan servicing portfolio that generates significant fee income and noninterest-bearing deposits in the form of ongoing escrow and replacement reserve accounts that are required as part of the various FHA loans procured by Love Funding and other third party originators for whom we perform loan servicing.

        Customer-Centric Culture.    Through this initiative we focus on customer service and accountability—both to our clients and to our colleagues. We seek to develop bankers who create dynamic relationships through innovative solutions, provide a superior customer experience and operate across all areas of our Company as a team. We believe continual investment in our people is a key driver of superior financial performance, with respect to both our intended organic growth and integrating and growing acquired operations. We also believe it is important to maintain a core set of institutional values. Towards this end, all new employees, including employees joining us through acquisitions, receive our culture and values training as part of the integration process. In addition, we conduct annual culture assessments, the results of which are analyzed by region, branch, seniority level and operating units, and reviewed with managers to promote further development of our corporate culture goals.

        De Novo Expansion.    Our de novo expansion initiative primarily focuses on finding experienced teams with proven track records both in new and existing markets. Since 2007, we have established seven de novo locations, including two in Joliet, Illinois, one in each of Rockford, Bloomington, Decatur and Yorkville, Illinois, and one in Jennings, Missouri. We also expect to open one additional location in the St. Louis market in 2017, the cost of which is anticipated to be approximately $1 million to $2 million. We believe that our experience in establishing de novo operations will continue to serve us well and complement our acquisition growth strategy.

        Accretive Acquisitions.    Our accretive acquisition initiative reflects our determination that we can strengthen our long term franchise value by capitalizing on opportunities to increase our earnings through acquisitions in our existing market areas and in the broader Midwestern region.

        We believe that there are many other small to midsized banking organizations that will be available for acquisition within Illinois and its contiguous states, either because of management succession questions, increasing capital requirements, operational challenges, regulatory pressure or shareholder liquidity needs, as illustrated below.

Number of Banks & Thrifts with less than $1.0 Billion in Assets
(% of Nationwide Total)

•

As of March 31, 2016, there were 1,336 institutions in the six-state region with less than $1.0 billion in assets, representing 27.8% of the total number of banks and thrifts nationwide with assets less than $1.0 billion and $272 billion in aggregate banking assets.

•

Illinois and Missouri combine for a total of 629 of those banks, representing 13.1% of banks and thrifts nationwide with assets less than $1.0 billion.

Source: SNL Financial (bank asset sizes are based on December 31, 2015 financial data). Data excludes mutual savings institutions.

        We believe that we have developed strong platforms for residential mortgage originations, wealth management, commercial FHA origination and servicing and commercial leasing, and that we will be able to grow these businesses in the future through acquisitions and continued expansion of our branch banking network.

        The following table provides certain information regarding each of our pending and completed acquisitions that we have completed since implementing our strategic plan.

Date	Target	Type	Description and Highlights
2016 (pending)	Trust Department of Sterling National Bank Yonkers, NY	Acquisition of business line

•

Pending acquisition of litigation settlement trust business with approximately $400 million in trust assets under administration.

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Anticipated closing date in third quarter of 2016 (subject to regulatory approval and other customary closing conditions).

2014	Love Savings Holding Company (Heartland Bank) St. Louis, MO	Holding company acquisition

•

Significantly expanded presence in Missouri side of St. Louis metropolitan area through the addition of 10 full-service banking offices.

•

Acquisition included Heartland Bank and its subsidiaries Love Funding Corporation, an approved FHA lender and GNMA issuer of commercial loans, and Heartland Business Credit, a provider of custom leasing programs to equipment and software vendors and their customers.

•

Acquired $889.0 million of assets and assumed $860.7 million of liabilities.

•

Recognized $38.9 million of goodwill.

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Recognized a $3.4 million core deposit intangible.

Date	Target	Type	Description and Highlights
2013	Grant Park Bancshares, Inc. Grant Park, IL	Holding company acquisition	• Three well-established bank locations approximately 60 miles south of Chicago. • Acquired $108.7 million of assets and $102.9 million of liabilities. • Recognized $2.2 million bargain purchase gain.

2013	Settlement Trust Group Milwaukee, WI	Acquisition of business line	• Purchased litigation settlement trust business. • Acquired $34.6 million of trust assets under administration.

2012	EnablePay Direct, Inc. Albertson, NY	Asset acquisition	• Merchant acquisition business with established merchant accounts through Visa, MasterCard and other major credit cards.

2010	WestBridge Bank & Trust Company Chesterfield, MO	FDIC-assisted acquisition

•

Expanded presence in St. Louis area by acquiring the assets and assuming the deposits of a bank that had been placed in FDIC receivership.

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Acquired $84.7 million of assets and $61.1 million of deposits.

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Recognized $4.5 million bargain purchase gain.

2010	AMCORE Bank, N.A. Rockford, IL	Branch acquisition

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Entered the northern Illinois market by purchasing 12 branch offices and certain other assets from a distressed bank.

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Acquired $499.5 million of assets, including $407.2 million of loans, and $493.4 million of deposits.

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Also acquired approximately $400 million of trust and wealth management assets.

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Recognized $4.2 million bargain purchase gain.

2009	Strategic Capital Bank Champaign, IL	FDIC-assisted acquisition

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Entered the Champaign-Urbana market in central Illinois by acquiring the assets and assuming the deposits of a bank that had been placed in FDIC receivership.

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Acquired $540.4 million of assets, including $143.1 million of loans and $252.7 million of investment securities, and $467.6 million of deposits ($413.8 million of which were brokered).

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Also acquired $146.4 million of trust and wealth management assets.

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Recognized $19.2 million bargain purchase gain.

2009	Waterloo Bancshares, Inc. Waterloo, IL	Holding company acquisition

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Entered the Illinois side of the St. Louis metropolitan statistical area by purchasing a bank with six branch offices.

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Acquired $116.1 million of assets and $98.1 million of deposits.

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Recognized $3.8 million of goodwill.

2008	People's National Bank Mt. Vernon, IL	Branch acquisition	• Purchased two branches in central Illinois. • Acquired $29.6 million of assets and $23.6 million of deposits.

        Enterprise-Wide Risk Management.    When developing our strategic plan, our management team determined that it was critical to integrate risk management with all aspects of our business and growth initiatives. Our enterprise-wide risk management program is designed to establish controls, monitoring and risk-assessment at key levels and stages of our operations and growth. We seek to develop a culture where all of our employees are fully engaged in this program, including with respect to organic growth and acquisitions. New products and services are vetted through our "change management" system, which is designed to ensure that proper processes, procedures and internal audit functions will be in place at the time such products or services are launched. Our risk management department is also involved in all acquisition transactions, including in the due diligence and integration processes. To ensure that our risk management initiative is ingrained at all levels throughout our organization, the compensation committee of our board of directors has based annual performance bonuses for our executive officers and other employees on the achievement of certain risk-based metrics, including maintaining specified capital and asset quality ratios. We believe we have been successful in this area and intend to continue investing in this initiative.

Our Principal Businesses

        We have five principal business lines:

        Traditional Community Banking.    Our traditional community banking business primarily consists of commercial and retail lending and deposit taking, with a total loan portfolio of $1.9 billion and total deposits of $2.4 billion as of March 31, 2016. We deliver a comprehensive range of banking products and services to individuals, businesses, municipalities and other entities through 46 banking offices in 34 communities within our market areas, which include Illinois (other than Chicago), and the St. Louis and Denver metropolitan areas. Through our Midland Merchant Services group, we also offer credit card processing and related services to a variety of merchants.

        Our lending strategy is to maintain a broadly diversified loan portfolio based on the type of customer (i.e., businesses versus individuals), type of loan product (e.g., owner occupied commercial real estate, commercial loans, agricultural loans, etc.), geographic location and industries in which our business customers are engaged (e.g., manufacturing, retail, hospitality, etc.). We principally focus our commercial lending activities on loans that we originate from borrowers located in our market areas. We seek to be the premier provider of lending products and services in our market areas and serve the credit needs of high-quality business and individual borrowers in the communities that we serve.

        We market our lending products and services to qualified lending customers through branch offices and high touch personal service. We focus our business development and marketing strategy primarily on middle market businesses. Commercial lending products include owner occupied commercial real estate loans, commercial real estate investment loans, commercial loans (such as business term loans, equipment financing and lines of credit), real estate construction loans, multifamily loans and loans to purchase farmland and finance agricultural production.

        Commercial Loans.    We have a strong commercial loan base. As of March 31, 2016, we had outstanding commercial loans of $484.6 million, or 24.0% of our total loan portfolio, which include business term loans, equipment financing and lines of credit to small and midsized businesses. The commercial loan portfolio is comprised primarily of term loans to purchase capital equipment and lines of credit for working capital and operational purposes to small and midsized businesses. Although most loans are made on a secured basis, loans may be made on an unsecured basis where warranted by the overall financial condition of the borrower.

        Commercial loans are often larger and involve greater risks than other types of lending. Because payments on these loans are often dependent on the operating cash flows of the property or business involved, repayment of these loans is often more sensitive than other types of loans to adverse conditions in the general economy, which in turn increases repayment risk. Due to the larger average size of commercial loans as compared with other loans, such as residential loans, as well as collateral that is generally less readily marketable than collateral for consumer loans, such as residential real estate and automobiles, we also face the risk that losses incurred on a small number of commercial loans could have a material adverse impact on our financial condition and results of operations.

        As of March 31, 2016, the outstanding balance of loans extended to finance agricultural equipment and production totaled $47.1 million, or 2.3% of our total loan portfolio, which amount is included in the commercial loan balance set forth above. These loans are typically short-term loans extended to farmers and other agricultural producers to purchase seed, fertilizer and equipment. Like other forms of commercial loans, repayment of these agricultural-related loans is often dependent on the operating cash flows of the business involved. Thus, repayment risk relating to these loans includes risks attributable to fluctuating commodity prices, the risk that unfavorable weather conditions may decrease agricultural productivity or damage property securing the loans and other risks adversely affecting the agricultural industry in our markets and as a whole.

        Commercial Real Estate Loans.    We offer real estate loans for owner occupied and non-owner occupied commercial property. The total amount of owner occupied commercial real estate loans outstanding at March 31, 2016 was $268.8 million, or 13.3% of our loan portfolio. The total amount of commercial real estate investment loans outstanding at March 31, 2016, including owner occupied properties but excluding loans secured by farmland, was $855.9 million, or 42.5% of our loan portfolio. The real estate securing our existing commercial real estate loans includes a wide variety of property types, such as owner occupied offices, warehouses and production facilities, office buildings, hotels, mixed-use residential and commercial, retail centers, multifamily properties and assisted living facilities.

        Like commercial loans, one primary repayment risk for commercial real estate loans is the interruption or discontinuance of operating cash flows from the properties or businesses involved, which may be influenced by economic events, changes in governmental regulations or other events not under the control of the borrower. Additionally, adverse developments affecting commercial real estate values in our market areas could increase the credit risk associated with these loans, impair the value of property pledged as collateral for these loans, and affect our ability to sell the collateral upon foreclosure without a loss or additional losses.

        As of March 31, 2016, the outstanding balance of loans secured by farmland totaled $41.2 million, or 2.0% of our total loan portfolio. Farmland loans are generally made to a borrower actively involved in farming rather than to passive investors. Repayment risks relating to these loans include those described above with respect to other commercial real estate loans, as well as those risks specific to the agricultural industry described with respect to our commercial loans.

        Construction and Land Development Loans.    Our construction portfolio includes loans to small and midsized businesses to construct owner-user properties, loans to developers of commercial real estate investment properties and residential developments and, to a lesser extent, loans to individual clients for construction of single family homes in our market areas. These loans are typically disbursed as construction progresses and carry interest rates that vary with LIBOR. As of March 31, 2016, the outstanding balance of our construction loans was $159.5 million, or 7.9% of our total loan portfolio.

        Construction and land development loans typically involve more risk than other types of lending products because repayment of these loans is dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. Moreover, these loans are typically based on future estimates of value and economic circumstances, which may differ from actual results or be affected by unforeseen events. If the actual circumstances differ from the estimates made at the time of approval of these loans, we face the risk of having inadequate security for the repayment of the loan. Further, if we foreclose on the loan, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it.

        Residential Real Estate Loans.    We offer first and second mortgage loans to our individual customers primarily for the purchase of primary residences. As of March 31, 2016, the outstanding balance of one-to-four family real estate secured loans, excluding home equity loans, represented $92.5 million, or 4.6%, of our total loan portfolio.

        We also offer home equity lines of credit, or HELOCs, consisting of loans secured by first or second mortgages on primarily owner-occupied primary residences. As of March 31, 2016, the outstanding balance due under HELOCs was $65.7 million, or 3.3% of our total loan portfolio.

        Like our commercial real estate loans, our residential real estate loans are secured by real estate, the value of which may fluctuate significantly over a short period of time as a result of market conditions in the area in which the real estate is located. Adverse developments affecting real estate values in our market areas could therefore increase the credit risk associated with these loans, impair the value of property pledged as collateral on loans, and affect our ability to sell the collateral upon foreclosure without a loss or additional losses.

        Consumer Installment Loans.    We provide consumer installment loans for the purchase of cars, boats and other recreational vehicles, as well as for the purchase of major appliances and other home improvement projects. Our vehicle financing programs include both direct and indirect lending efforts, and we have built relationships with auto dealers in many of our markets. Our major appliance and other home improvement lending is originated principally through national and regional retailers and other vendors of these products and services. We typically service our vehicle financing loans and use a third party servicer for our national and regional home improvement loans. As of March 31, 2016, our outstanding consumer loans included $29.2 million of vehicle loans and $78.2 million of home improvement loans (excluding home equity lines of credit, which are discussed under "Residential Mortgage Originations" below), which represented 18.4% and 49.2%, respectively, of our total consumer loan portfolio. Our consumer loan portfolio totaled $158.9 million, or 7.9% of our total loan portfolio, as of March 31, 2016.

        Consumer loans typically have shorter terms, lower balances, higher yields and higher risks of default than residential real estate mortgage loans. Consumer loan collections are dependent on the borrower's continuing financial stability and are therefore more likely to be affected by adverse personal circumstances, such as a loss of employment or unexpected medical costs.

        Deposit Taking.    We offer traditional depository products, including checking, savings, money market and certificates of deposits, to individuals, businesses, municipalities and other entities throughout our market areas. We also offer sweep accounts to our business customers. Deposits at the Bank are insured by the FDIC up to statutory limits. We also offer sweep accounts that are guaranteed through repurchase agreements to our business and municipal customers. Our ability to gather deposits, particularly core deposits, is an important aspect of our business franchise and we believe core deposits are a significant driver of franchise value. As of March 31, 2016, we held $2.4 billion of total deposits, 88.7% of which we considered to be core deposits.

        Residential Mortgage Origination.    Through the Bank, we also engage in the origination of residential first-and second-lien mortgage loans. We sell the majority of these loans to the Federal National Mortgage Association, or Fannie Mae, the Federal Home Loan Mortgage Corporation, or Freddie Mac, and various institutional purchasers, such as investment banks and other financial institutions. During 2015, we originated $580.8 million of residential mortgage loans and sold $566.2 million into the secondary market.

        Wealth Management.    Our wealth management group operates under the Midland Wealth Management name and provides a comprehensive suite of trust and wealth management products and services, including financial and estate planning, trustee and custodial services, investment management, tax and insurance planning, business planning, corporate retirement plan consulting and administration and retail brokerage services through a nationally recognized third party broker dealer.

        Our wealth management group has grown rapidly since December 31, 2007, with total assets under management going from $99.6 million to $1.2 billion as of March 31, 2016. In April 2014, our wealth management group was named by Bank Director magazine as one of the fastest growing trust departments in the country by revenue. Much of our growth from 2008 to 2010 was attributable to our acquisition of Strategic Capital and our branch acquisition from AMCORE. Since 2010, we have grown our wealth management business organically by approximately $487.2 million of assets under management. The growth in our wealth management business has provided us with the scale that we believe is necessary to profitably operate this business and to provide the products and services needed to enhance the cross selling of wealth management products and services to our loan and deposit customers. We have been successful in attracting experienced wealth management professionals and expect to continue to grow our wealth management business, including through additional de novo locations and possible acquisitions.

        FHA Origination and Servicing.    We conduct our FHA origination business through Love Funding Corporation, which we acquired in the Heartland Bank transaction. Love Funding originates commercial mortgage loans for multifamily and healthcare facilities under Federal Housing Administration (FHA) insurance programs, and sells those loans into the secondary market through Ginnie Mae-guaranteed mortgage-backed securities. We generally retain the mortgage servicing rights on the underlying loans (for which we receive a servicing fee). We originated $382.9 million of such loans in 2015. Headquartered in Washington, D.C., Love Funding operates on a nationwide basis, with offices in many of the largest metropolitan areas, including New York, Los Angeles, Chicago, Boston, St. Louis and Cleveland.

        Commercial Equipment Leasing.    Our Heartland Business Credit subsidiary, also acquired in the Heartland Bank transaction, develops, originates and manages custom leasing and financing programs for equipment and software vendors on a nationwide basis, and had a lease portfolio of $157.7 million as of March 31, 2016, up from $95.9 million as of December 31, 2012 (representing a 16.5% CAGR). Heartland Business Credit has been in business since 1999 and principally focuses on the healthcare, petroleum, telecommunications and lighting industries, although it also serves other industries as well. Its model is based on serving as a financing solution to well established manufacturers and their sales teams. This model permits Heartland Business Credit to develop long-term relationships with these vendors and to tailor leasing solutions that support these vendors' sales efforts, without needing to maintain a large sales staff. It also permits Heartland Business Credit to provide comparably fast, consistent credit decisions. Leases generated by Heartland Business Credit are retained and serviced by Heartland Business Credit, and are most typically in the $50,000 to $150,000 range. During the first quarter of 2016, Heartland Business Credit generated interest income and a gross margin of $2.3 million and 6.27%, respectively. In 2015, Heartland Business Credit's interest income and gross margin were $8.5 million and 7.00%, respectively. The gross margin in the first quarter of 2016 declined from the level experienced in 2015 primarily due to a reduction in accretion income associated with purchase accounting discounts.

Our Competitive Strengths

        We believe our competitive strengths set us apart from many similarly sized community banks, and include the following key attributes:

        Diversified and Growing Revenue Streams.    While maintaining a focus on earnings growth, we have diversified our revenue and increased our noninterest income. We believe our diversification and significant noninterest income can help provide earnings stability through various economic and interest rate cycles, as well as establishing additional platforms for growth. In particular, since 2008, we have significantly grown our wealth management and residential mortgage loan origination businesses, and have added our commercial FHA origination and servicing, and commercial equipment leasing businesses. As a result, we have grown our noninterest income from $2.8 million, or 19.1% of total revenue, for the year ended December 31, 2007, to $59.5 million, or 36.2% of total revenue, for the year ended December 31, 2015, and $12.6 million, or 34.4% of total revenue, for the three months ended March 31, 2016.

        The diversification and growth of our noninterest income is demonstrated in the following charts.

        Robust, Stable Core Funding Base.    Our relationship banking approach focuses on generating core deposits, which has helped drive our organic growth and improve our net interest margins. At March 31, 2016, core deposits (which exclude brokered deposits and certificates of deposit greater than $250,000) represented 88.7% of our total deposits. Our net non-core funding dependence ratio (which represents the degree to which the Bank is funding longer term assets with brokered deposits and certificates of deposit greater than $250,000) was 9.1% as of March 31, 2016, down from 27.7% as of December 31, 2007. We also benefit from strong levels of noninterest-bearing deposits, which represented approximately 22.9% of our total deposits at March 31, 2016. Several of our recent acquisitions have contributed significantly to our core funding base, improving our overall mix of core and non-core deposits.

        Experience in Smaller Communities and Metropolitan Markets.    Our banking footprint has given us experience operating in small communities and large cities. We believe that our presence in smaller communities gives us a relatively stable source of core deposits and steady profitability, while our recent growth in more metropolitan markets represents strong long-term growth opportunities. In addition, we believe that the breadth of our operating experience increases the scope of potential acquisition opportunities that we will be able to integrate and operate successfully.

        Proven Track Record of Accretive Acquisitions.    Having completed nine acquisitions since 2007, we believe we have developed an experienced acquisition team that is capable of identifying and executing transactions that build shareholder value through a disciplined approach to pricing. These transactions included three whole-bank acquisitions, two branch acquisitions and two FDIC-assisted acquisitions, as well as two new business line acquisitions. Each of our bank acquisitions was immediately accretive to earnings, and our two non-bank acquisitions allowed us to develop complementary products and services. As a result, we believe that we have developed a reputation as an acquirer of choice in our markets and surrounding areas, and we receive frequent requests from other financial institutions to "talk about the future." Accordingly, we believe that we are well prepared to capitalize on favorable acquisition opportunities that may arise.

        Sophisticated Risk Management Functions.    Risk management is a vital part of our strategic plan, and we have implemented a variety of tools and policies to help us navigate the challenges of rapid growth. In anticipation of continued balance sheet and franchise growth, we have sought to maintain a risk management program suitable for an organization larger than ours at any given time, including in the areas of regulatory compliance, cybersecurity and internal audit, and to hire talented risk management professionals with experience building risk management programs at much larger financial institutions. With respect to credit risk, we operate what we believe to be a disciplined credit process, managed by experienced personnel who have produced strong results, as reflected by the following historical credit quality ratios:

Non-performing Assets / Total Assets(1)	Net Charge-Offs / Average Loans(2)

(1)
Nonperforming assets exclude purchased credit-impaired loans, or PCI loans, acquired in our prior acquisitions. See notes 1 and 2 to the tables set forth in "—Summary Consolidated Financial Data" for additional information.

(2)
Net charge-offs for 2014 include a $9.8 million charge-off of a PCI commercial real estate loan pool that was covered under an FDIC loss-share arrangement. The impairment on the pool was recognized through provision for loan losses in 2009 and 2010. The pool was not charged off until 2014, when all loans in the pool were resolved. Net charge-offs to average loans were 0.14%, excluding this charge-off.

        Experienced Board and Management Team.    Our ten non-executive directors are all successful business owners or senior executives with long-standing ties to the communities or businesses in which we operate. The collective professional background of our directors contributes to our organization-wide entrepreneurial culture and provides us with valuable insights into the business and banking needs of our customer base. After the completion of this offering, our ten non-executive directors and their affiliated entities, collectively, are expected to have an approximately        % ownership interest in the Company.

        The members of our executive management team, all of whom have many years of experience managing or advising financial services companies, have been in their roles with the Company and the Bank for an average of 8 years. Collectively, they have been responsible for executing our strategic plan and driving our growth. In addition, the leader of our wealth management business has been running the business for 8 years. Love Funding's chief executive officer has served in such position for the past 14 years and previously worked for HUD for 12 years. Heartland Business Credit's leader has been running the business for the past 17 years and has over 30 years of experience in the industry.

Our Growth and Earnings

        We believe that the continued execution of our strategic plan will drive further balance sheet growth through multiple asset and funding strategies, and further earnings growth across our diverse income streams.

        Organic Growth.    Since implementing our strategic plan, we have delivered strong organic loan growth, as reflected in the chart below. In addition, from December 31, 2007 through March 31, 2016, we have grown our core deposits and wealth management assets under management at compound annual growth rates of 30.9% and 41.7%, respectively. Since completing our acquisition of Heartland

Bank on December 31, 2014 through March 31, 2016, we grew our core deposits by $194.4 million, reflecting an 8.0% CAGR.

Core Loan Growth(1)

(1)
Core loan growth represents percentage change in the Company's core loans during the applicable period. Core loans represent non-PCI loans, less non-PCI loans acquired, plus non-PCI loans sold as of the date the loans were acquired or sold, and exclude certain short-term loans that the Company does not consider to be core loans. Acquired non-PCI loans become core loans subsequent to the acquisition date and will negatively affect core loan growth in future periods as these loans are repaid or prepaid. Core loan growth was negative in 2010 and 2011 due to the prepayment and scheduled repayment of loans acquired from acquisitions in 2009 and 2010. Core loans and core loan growth are non-GAAP financial measures. See "Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures."

(2)
Core loan growth for the three months ended March 31, 2016 has been annualized for presentation purposes. This amount is not necessarily indicative of the amount that may be expected for the full year 2016 due to seasonality and other factors. Core loan growth for the three months ended March 31, 2015 was 0.6% on an annualized basis.

        Acquisitive Growth.    In addition to organic growth, we intend to continue pursuing financially and strategically accretive acquisitions. We believe we can continue to serve as a platform for banks and thrifts searching for alternatives to remaining independent, while at the same time maintaining our desired acquisition goals, including prompt accretion to earnings and a disciplined approach to tangible book value per share earn-back. We also believe that our commercial leasing, consumer finance, commercial FHA origination and servicing, and wealth management businesses provide platforms for additional growth through acquisitions. Based on the breadth of potential acquisition targets, we believe we have the capacity for selectivity in our pursuit of acquisitive growth, which, we believe, will drive strong financial results for our shareholders.

        The following charts highlight key metrics of our recent growth.

(1)
Tangible book value per share is a non-GAAP financial measure. See "Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures."

(2)
Amounts shown assume the conversion of all preferred shares that were outstanding prior to December 31, 2014. See notes 4 and 5 to the tables set forth in "—Summary Consolidated Financial Data" for additional information.

        Earnings.    We have produced consistently strong earnings since adopting our strategic plan. For the years ended December 31, 2007 through December 31, 2015, we have increased net income from $2.1 million to $24.3 million (representing a 35.8% CAGR).

        The drivers of our earnings include:

  •
  Net Interest Margin.  Our net interest margin is supported by strength in both our asset yields (4.68% yield on loans and 4.40% yield on earning assets for the three months ended March 31, 2016) and our funding costs (0.49% cost of all total interest-bearing deposits and 0.73% cost of interest-bearing liabilities for the three months ended March 31, 2016). Our net interest margin was 3.80% for the three months ended March 31, 2016.

  •
  Credit Costs.  We have built a credit infrastructure with a foundation in underwriting, active portfolio monitoring and aggressive troubled asset realization and resolution techniques. We believe that we have managed our credit costs effectively, having experienced 0.51% of net charge-offs as a percentage of average gross loans for the three months ended March 31, 2016, and an annualized average of 0.50% of net charge-offs as a percentage of average gross loans since December 31, 2007.

  •
  Noninterest Income.  We have developed several diversified fee income business lines, and grown them into sustainable core businesses that contribute to net income and help mitigate the effects of interest rate fluctuations on our financial results. Noninterest income was $12.6 million, or 34.4% of total revenue, for the three months ended March 31, 2016.

  •
  Noninterest Expense.  We have continued to closely monitor and control our expense levels while building a talented team of senior managers. We have also built a sophisticated and expansion-ready technological infrastructure to support our various financial products and services, which we believe helps to drive our efficiency and bottom line earnings. While our noninterest expense to average assets are higher than many similarly sized community banks, the incremental expenses are largely a result of our significant noninterest income business lines, including our wealth management, commercial FHA origination and servicing, and residential mortgage businesses.

        In operating our business, we focus on both our GAAP and adjusted earnings per share growth, revenue growth, return on average tangible common equity and return on average assets. We believe that we are well positioned to produce earnings in a prolonged low interest rate environment due to the growth of our fee income businesses. We also believe that our balance sheet is positioned to deliver strong earnings in a rising interest rate environment based on our core deposit strength, our diversified loan portfolio and the relatively short duration of our investment securities portfolio. Furthermore, we believe that our operating infrastructure will allow us to leverage our expense base to drive efficiency through our earnings stream. These and other earnings metrics are illustrated below.

(1)
Adjusted financial metrics exclude the following items: bargain purchase gains on acquisitions; payments received under our FDIC settlement; FDIC loss-sharing income; amortization of FDIC indemnification assets, net; gain on sales of investment securities, net; gain on sales of other assets; and other-than-temporary impairment on investment securities. Adjusted diluted earnings per share, adjusted return on average assets and adjusted return on average tangible common equity are non-GAAP financial measures. See "Selected Historical Consolidated Financial Data—Non-GAAP Financial Measures."

(2)
The revenue and earnings amounts for the three months ended March 31, 2016 have been annualized for presentation purposes. These amounts are not necessarily indicative of the amounts that may be expected for the full year 2016.

(3)
Net income in 2009 was positively affected by a $19.2 million bargain purchase gain recognized in connection with the Strategic Capital acquisition.

Our Market Areas

        Our banking operations are largely concentrated in Illinois, the St. Louis metropolitan area and the Denver metropolitan area. The following table shows demographic information for the market areas of our bank branches as of June 30, 2015:

Midland States Bank Branch Demographics By City

City	Number of Branches	Deposits in Market (dollars in thousands)	Deposit Market Share (%)	Total Population 2016 (in thousands)	Projected Population Change 2016 - 2021 (%)	Median Household Income 2016 ($)	Projected Household Income Change 2016 - 2021 (%)
Effingham, IL	2	527,952	42.5	12.4	0.5	49,081	12.9
Chesterfield, MO	1	394,676	15.1	48.2	1.4	97,814	9.9
Dixon, IL	3	170,953	34.6	15.2	(1.6)	50,402	12.9
Saint Louis, MO	5	163,390	0.7	316.3	(0.2)	35,673	8.7
Clayton, MO	1	117,079	1.7	16.0	0.8	88,143	9.6
Princeton, IL	2	80,709	19.0	7.5	(1.9)	49,377	12.5
Sterling, IL	2	76,200	13.3	14.9	(2.7)	46,909	7.2
Champaign, IL	1	57,251	2.4	84.6	2.7	41,912	5.8
Centralia, IL	1	54,389	15.5	12.7	(1.0)	36,014	8.7
Waterloo, IL	3	53,161	12.7	10.6	4.5	68,124	2.4
Beecher, IL	1	49,367	36.2	4.7	3.5	73,852	4.1
Peru, IL	2	47,189	11.4	10.0	(1.9)	48,430	9.6
Grant Park, IL	1	43,603	74.4	1.3	(4.1)	54,405	3.9
Saint Clair, MO	1	37,893	24.3	3.8	0.3	75,000	9.4
Arnold, MO	1	35,485	4.4	21.0	0.8	59,019	7.7
Joliet, IL	2	32,928	1.3	149.3	0.7	62,742	7.2
Mendota, IL	2	32,644	8.6	7.2	(3.0)	47,415	8.4
Greenville, IL	1	29,803	11.3	6.8	(2.4)	49,321	3.7
Farina, IL	1	28,959	99.7	0.5	(3.6)	50,806	5.6
Rock Falls, IL	1	27,882	11.9	8.7	(2.5)	39,435	8.7
Smithton, IL	1	26,777	48.1	3.8	0.3	75,000	9.4
Weldon Spring, MO	1	24,824	40.0	6.0	6.0	107,447	12.0
Vandalia, IL	1	23,643	9.4	7.0	(1.0)	48,672	12.1
Freeport, IL	1	15,302	2.2	24.8	(2.1)	37,445	7.1
O'Fallon, MO	1	14,553	1.4	88.3	7.2	78,882	7.1
Denver, CO	1	13,331	0.0	687.1	9.0	55,258	12.0
Oregon, IL	1	13,103	8.5	3.5	(3.0)	47,421	7.3
Yorkville, IL	1	11,418	3.6	19.3	5.1	76,276	0.8
Freeburg, IL	1	10,267	6.5	4.3	(1.6)	75,054	4.8
Columbia, IL	1	10,171	3.0	10.5	4.4	69,849	4.5
Bourbonnais, IL	1	6,750	1.0	18.1	(1.4)	61,335	7.6
Jennings, MO	1	0	0.0	14.4	0.2	30,344	5.9

Total/Weighted Average	46	2,231,652	23.4	48.7	0.3	61,563	9.8

  Source:    SNL Financial

Competition

        We compete in a number of areas, including commercial and retail banking, residential mortgages, wealth management, commercial leasing and commercial FHA loan originations in the multi-family and health care sectors. These industries are highly competitive, and the Bank and its subsidiaries face strong direct competition for deposits, loans, wealth management, leasing and FHA loan originations and other financial-related services. We compete with other community banks, thrifts and credit unions. Although some of these competitors are situated locally, others have statewide or regional presence. In addition, we compete with large banks and other financial intermediaries, such as consumer finance companies, brokerage firms, mortgage banking companies, business leasing and finance companies, insurance companies, FHA loan origination businesses, securities firms, mutual funds and certain government agencies as well as major retailers, all actively engaged in providing various types of loans and other financial services. Additionally, we face growing competition from so-called "online businesses" with few or no physical locations, including online banks, lenders and consumer and commercial lending platforms, as well as automated retirement and investment service providers. We believe that the range and quality of products that we offer, the knowledge of our personnel and our emphasis on building long-lasting relationships sets us apart from our competitors.

Employees

        As of March 31, 2016, we had approximately 700 employees. As part of the customer-centric culture initiative of our strategic plan, we provide extensive training to our employees in an effort to ensure that our customers receive superior customer service. None of our employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. We believe that our relations with our employees are good.

Properties

        Our headquarters office is located at 1201 Network Centre Drive, Effingham, Illinois, 62401. Our headquarters was built in 2011 and has approximately 79,000 square feet. This facility also houses our primary operations center. We have an additional operations center located in St. Louis, Missouri, and Love Funding's headquarters are located in Washington, D.C.

        We believe that the leases to which we are subject are generally on terms consistent with prevailing market terms. None of the leases are with our directors, officers, beneficial owners of more than 5% of our voting securities or any affiliates of the foregoing, except that our branch bank in Town and Country, Missouri and our regional office in Clayton, Missouri are leased from entities principally owned by Andrew S. Love, Jr., who beneficially owns more than 5% of our voting securities, and Laurence A. Schiffer, one of our directors. We believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future.

Legal Proceedings

        In the normal course of business, we are named or threatened to be named as a defendant in various lawsuits. Management, following consultation with legal counsel, does not expect the ultimate disposition of any or a combination of these matters to have a material adverse effect on our business. However, given the nature, scope and complexity of the extensive legal and regulatory landscape applicable to our business (including laws and regulations governing consumer protection, fair lending, fair labor, privacy, information security and anti-money laundering and anti-terrorism laws), we, like all banking organizations, are subject to heightened legal and regulatory compliance and litigation risk.

Corporate Information

        Our principal executive offices are located at 1201 Network Centre Drive, Effingham, Illinois 62401, and our telephone number at that address is (217) 342-7321. Our website address is www.midlandsb.com. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

SUPERVISION AND REGULATION

General

        Financial institutions, their holding companies and their affiliates are extensively regulated under federal and state law. As a result, the growth and earnings performance of the Company and its subsidiaries may be affected not only by management decisions and general economic conditions, but also by the requirements of federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the Illinois Department of Financial and Professional Regulation (the "DFPR"), the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Federal Deposit Insurance Corporation (the "FDIC") and the Bureau of Consumer Financial Protection (the "CFPB"). Furthermore, tax laws administered by the Internal Revenue Service and state taxing authorities, accounting rules developed by the Financial Accounting Standards Board, securities laws administered by the Securities and Exchange Commission (the "SEC") and state securities authorities, anti-money laundering laws enforced by the U.S. Department of the Treasury (the "Treasury") and mortgage related rules, including with respect to loan securitization and servicing by the U.S. Department of Housing and Urban Development ("HUD") and agencies such as Ginnie Mae and Freddie Mac, have an impact on the business of the Company. The effect of these statutes, regulations, regulatory policies and rules are significant to the operations and results of the Company and the Bank and its subsidiaries, and the nature and extent of future legislative, regulatory or other changes affecting financial institutions are impossible to predict with any certainty.

        Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of financial institutions, their holding companies and affiliates that is intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than their shareholders. These federal and state laws, and the regulations of the bank regulatory agencies issued under them, affect, among other things, the scope of business, the kinds and amounts of investments banks may make, reserve requirements, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, the ability to merge, consolidate and acquire, dealings with insiders and affiliates and the payment of dividends.

        This supervisory and regulatory framework subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that, while not publicly available, can impact the conduct and growth of their businesses. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity, and various other factors. The regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

        The following is a summary of the material elements of the supervisory and regulatory framework applicable to the Company and the Bank and its subsidiaries. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision.

Financial Regulatory Reform

        On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law. The Dodd-Frank Act represented a sweeping reform of the U.S. supervisory and regulatory framework applicable to financial institutions and capital markets in the wake of the global financial crisis, certain aspects of which are described below in more detail. In particular, and among other things, the Dodd-Frank Act: (i) created a Financial Stability Oversight

Council as part of a regulatory structure for identifying emerging systemic risks and improving interagency cooperation; (ii) created the CFPB, which is authorized to regulate providers of consumer credit, savings, payment and other consumer financial products and services; (iii) narrowed the scope of federal preemption of state consumer laws enjoyed by national banks and federal savings associations and expanded the authority of state attorneys general to bring actions to enforce federal consumer protection legislation; (iv) imposed more stringent capital requirements on bank holding companies and subjected certain activities, including interstate mergers and acquisitions, to heightened capital conditions; (v) with respect to mortgage lending, (a) significantly expanded requirements applicable to loans secured by 1-4 family residential real property, (b) imposed strict rules on mortgage servicing, and (c) required the originator of a securitized loan, or the sponsor of a securitization, to retain at least 5% of the credit risk of securitized exposures unless the underlying exposures are qualified residential mortgages or meet certain underwriting standards; (vi) repealed the prohibition on the payment of interest on business checking accounts; (vii) restricted the interchange fees payable on debit card transactions for issuers with $10 billion in assets or greater; (viii) in the so-called "Volcker Rule," subject to numerous exceptions, prohibited depository institutions and affiliates from certain investments in, and sponsorship of, hedge funds and private equity funds and from engaging in proprietary trading; (ix) provided for enhanced regulation of advisers to private funds and of the derivatives markets; (x) enhanced oversight of credit rating agencies; and (xi) prohibited banking agency requirements tied to credit ratings. These statutory changes shifted the regulatory framework for financial institutions, impacted the way in which they do business and have the potential to constrain revenues.

        Numerous provisions of the Dodd-Frank Act were required to be implemented through rulemaking by the appropriate federal regulatory agencies. Many of the required regulations have been issued and others have been released for public comment, but are not final. Although the reforms primarily targeted systemically important financial service providers, their influence is expected to filter down in varying degrees to smaller institutions over time. Management of the Company and the Bank will continue to evaluate the effect of the Dodd-Frank Act; however, in many respects, the ultimate impact of the Dodd-Frank Act will not be fully known for years, and no current assurance may be given that the Dodd-Frank Act, or any other new legislative changes, will not have a negative impact on the results of operations and financial condition of the Company and the Bank.

The Increasing Regulatory Emphasis on Capital

        Regulatory capital represents the net assets of a financial institution available to absorb losses. Because of the risks attendant to their business, depository institutions such as the Bank are generally required to hold more capital than other businesses, which directly affects earnings capabilities. While capital has historically been one of the key measures of the financial health of both bank holding companies and banks, its role became fundamentally more important in the wake of the global financial crisis, as the banking regulators recognized that the amount and quality of capital held by banks prior to the crisis was insufficient to absorb losses during periods of severe stress. Certain provisions of the Dodd-Frank Act and Basel III, discussed below, establish strengthened capital standards for banks and bank holding companies, require more capital to be held in the form of common stock and disallow certain funds from being included in capital determinations. Once fully implemented, these standards will represent regulatory capital requirements that are meaningfully more stringent than those in place historically.

        The Company and Bank Required Capital Levels.    Bank holding companies have had to comply with less stringent capital standards than their bank subsidiaries and have been able to raise capital with hybrid instruments such as trust preferred securities. The Dodd-Frank Act mandated the Federal Reserve to establish minimum capital levels for bank holding companies on a consolidated basis as stringent as those required for insured depository institutions. As a consequence, the components of holding company permanent capital known as "Tier 1 Capital" are restricted to those capital instruments that are considered to be Tier 1 Capital for insured depository institutions. A result of this change is that the proceeds of hybrid instruments, such as trust preferred securities, are excluded from Tier 1 Capital over a phase-out period. However, if such securities were issued prior to May 19, 2010 by bank holding companies with less than $15 billion of assets as of December 31, 2009, they may be retained as Tier I Capital subject to certain restrictions. Because the Company has assets of less than $15 billion, it was able to meet the requirements and maintain its trust preferred proceeds as Tier 1 Capital but will have to comply with the revised capital mandates in other respects and will not be able to raise Tier 1 Capital in the future through the issuance of trust preferred securities, but it is able to include its existing trust preferred proceeds as Tier 1 Capital.

        The minimum capital standards effective for the year ended December 31, 2014 were:

  •
  a leverage requirement, consisting of a minimum ratio of Tier 1 Capital to total adjusted book assets of 3% for the most highly-rated banks with a minimum requirement of at least 4% for all others, and

  •
  a risk-based capital requirement, consisting of a minimum ratio of Total Capital to total risk-weighted assets of 8% and a minimum ratio of Tier 1 Capital to total risk-weighted assets of 4%.

        For these purposes, "Tier 1 Capital" consisted primarily of common stock, noncumulative perpetual preferred stock and related surplus less intangible assets (other than certain loan servicing rights and purchased credit card relationships). "Total Capital" consisted primarily of Tier 1 Capital plus "Tier 2 Capital," which included other non-permanent capital items, such as certain other debt and equity instruments that do not qualify as Tier 1 Capital, and a portion of the Bank's allowance for loan losses. Further, risk-weighted assets for the purpose of the risk-weighted ratio calculations were balance sheet assets and off-balance sheet exposures to which required risk weightings of 0% to 100% were applied.

        The capital standards described above were minimum requirements and were increased beginning January 1, 2015 under Basel III, as discussed below. Bank regulatory agencies uniformly encourage banks and bank holding companies to be "well-capitalized" and, to that end, federal law and regulations provide various incentives for banking organizations to maintain regulatory capital at levels in excess of minimum regulatory requirements. For example, a banking organization that is "well-capitalized" may: (i) qualify for exemptions from prior notice or application requirements otherwise applicable to certain types of activities; (ii) qualify for expedited processing of other required notices or applications; and (iii) accept, roll-over or renew brokered deposits. Under the capital regulations of the FDIC and Federal Reserve, in order to be "well-capitalized," a banking organization, for the year ended December 31, 2014, must have maintained:

  •
  a leverage ratio of Tier 1 Capital to total assets of 5% or greater,

  •
  a ratio of Tier 1 Capital to total risk-weighted assets of 6% or greater, and

  •
  a ratio of Total Capital to total risk-weighted assets of 10% or greater.

        The FDIC and Federal Reserve guidelines also provide that banks and bank holding companies experiencing internal growth or making acquisitions would be expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the agencies will continue to consider a "tangible Tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or to engage in new activities.

        Higher capital levels could also be required if warranted by the particular circumstances or risk profile of individual banking organizations. For example, the Federal Reserve's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 Capital less all intangible assets), well above the minimum levels.

        Prompt Corrective Action.    A banking organization's capital plays an important role in connection with regulatory enforcement as well. Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," in each case as defined by regulation. Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: (i) requiring the bank to submit a capital restoration plan; (ii) limiting the bank's growth and restricting its activities; (iii) requiring the bank to issue additional capital stock (including additional voting stock) or to sell itself; (iv) restricting transactions between the bank and its affiliates; (v) restricting the interest rate that the bank pays on deposits; (vi) ordering a new election of directors of the bank; (vii) requiring that senior executive officers or directors be dismissed; (viii) prohibiting the bank from accepting deposits from correspondent banks; (ix) requiring the bank to divest certain subsidiaries; (x) prohibiting the payment of principal or interest on debt; and (xi) ultimately, appointing a receiver for the bank.

        U.S. Implementation of Basel III.    On September 12, 2010, the international Basel Committee on Banking Supervision, announced agreement on a strengthened set of capital requirements for banking organizations around the world, known as Basel III, to address deficiencies recognized in connection with the global financial crisis. In July of 2013, the U.S. federal banking agencies approved the implementation of the Basel III regulatory capital reforms in pertinent part, and, at the same time, promulgated rules effecting certain changes required by the Dodd-Frank Act (the "Basel III Rule"). In contrast to capital requirements historically, which were in the form of guidelines, Basel III was released in the form of regulations by each of the federal regulatory agencies. The Basel III Rule is applicable to all financial institutions that are subject to minimum capital requirements, including federal and state banks and savings and loan associations, as well as to bank and savings and loan holding companies other than "small bank holding companies" (generally bank holding companies with consolidated assets of less than $1 billion).

        The Basel III Rule not only increased most of the required minimum capital ratios as of January 1, 2015, but it introduced the concept of "Common Equity Tier 1 Capital," which consists primarily of common stock, related surplus (net of treasury stock), retained earnings, and Common Equity Tier 1 minority interests, subject to certain regulatory adjustments. The Basel III Rule also established more stringent criteria for instruments to be considered "Additional Tier 1 Capital" (Tier 1 Capital in addition to Common Equity) and Tier 2 Capital. A number of instruments that previously qualified as Tier 1 Capital will no longer qualify, or their ability to qualify will change. For example, cumulative preferred stock and certain hybrid capital instruments, including trust preferred securities, will no longer qualify as Tier 1 Capital of any kind, with the exception, subject to certain restrictions, of such instruments issued before May 10, 2010, by bank holding companies with total consolidated assets of less than $15 billion as of December 31, 2009. For those institutions, trust preferred securities and other nonqualifying capital instruments currently included in consolidated Tier 1 Capital were permanently grandfathered under the Basel III Rule, subject to certain restrictions. Noncumulative perpetual preferred stock, which formerly qualified as simple Tier 1 Capital, will not qualify as Common Equity Tier 1 Capital, but will instead qualify as Additional Tier 1 Capital. The Basel III Rule also constrains the inclusion of minority interests, mortgage-servicing assets, and deferred tax assets in capital and requires deductions from Common Equity Tier 1 Capital in the event that such assets exceed a certain percentage of a bank's Common Equity Tier 1 Capital.

        As of January 1, 2015, the Basel III Rule requires:

  •
  a new minimum ratio of Common Equity Tier 1 Capital to risk-weighted assets of 4.5%;

  •
  an increase in the minimum required amount of Tier 1 Capital to 6% of risk-weighted assets;

  •
  a continuation of the current minimum required amount of Total Capital (Tier 1 plus Tier 2) at 8% of risk-weighted assets; and

  •
  a minimum leverage ratio of Tier 1 Capital to total assets equal to 4% in all circumstances.

        The Basel III Rule maintains the general structure of the prompt corrective action framework, while incorporating the increased requirements and adding the Common Equity Tier 1 Capital ratio. In order to be "well-capitalized" under the new regime, a depository institution must maintain a Common Equity Tier 1 Capital ratio of at least 6.5%; a Tier 1 Capital ratio of at least 8%; a Total Capital ratio of at least 10%; and a leverage ratio of at least 5%.

        In addition, institutions that seek the freedom to make capital distributions (including dividends and repurchases of stock) and pay discretionary bonuses to executive officers without restriction must also maintain 2.5% of risk-weighted assets in Common Equity Tier 1 attributable to a capital conservation buffer to be phased in over three years beginning in 2016. The purpose of the conservation buffer is to ensure that banking institutions maintain a buffer of capital that can be used to absorb losses during periods of financial and economic stress. Factoring in the fully phased-in conservation buffer increases the minimum ratios depicted above to 7% for Common Equity Tier 1, 8.5% for Tier 1 Capital and 10.5% for Total Capital. The leverage ratio is not impacted by the conservation buffer, and a bank may be considered well-capitalized while remaining out of compliance with the capital conservation buffer.

        As discussed above, most of the capital requirements are based on a ratio of specific types of capital to "risk-weighted assets." Not only did Basel III change the components and requirements of capital, but, for nearly every class of financial assets, the Basel III Rule requires a more complex, detailed and calibrated assessment of credit risk and calculation of risk weightings. While Basel III would have changed the risk weighting for residential mortgage loans based on loan-to-value ratios and certain product and underwriting characteristics, there was concern in the United States that the proposed methodology for risk weighting residential mortgage exposures and the higher risk weightings for certain types of mortgage products would increase costs to consumers and reduce their access to mortgage credit. As a result, the Basel III Rule did not effect this change, and banking institutions will continue to apply a risk weight of 50% or 100% to their exposure from residential mortgages.

        There was significant concern noted by the financial industry in connection with the Basel III rulemaking as to the proposed treatment of accumulated other comprehensive income ("AOCI"). Basel III requires unrealized gains and losses on available-for-sale securities to flow through to regulatory capital as opposed to the previous treatment, which neutralized such effects. Recognizing the problem for community banks, the U.S. bank regulatory agencies adopted the Basel III Rule with a one-time election for institutions like the Company and the Bank to opt out of including most elements of AOCI in regulatory capital. This opt-out, which was made in the first quarter of 2015, excludes from regulatory capital both unrealized gains and losses on available-for-sale debt securities and accumulated net gains and losses on cash-flow hedges and amounts attributable to defined benefit post-retirement plans. The Company and the Bank made this election to avoid variations in the level of their capital depending on fluctuations in the fair value of their securities portfolio.

        The Company and the Bank became subject to Basel III effective January 1, 2015, and both are currently in compliance with the new required ratios. There are separate phase-in/phase-out periods for: (i) the capital conservation buffer; (ii) regulatory capital adjustments and deductions;

(iii) nonqualifying capital instruments; and (iv) changes to the prompt corrective action rules. The phase-in periods commenced on January 1, 2016 and extend through January 1, 2019.

The Company

        General.    The Company, as the sole shareholder of the Bank, is a bank holding company. As a bank holding company, the Company is registered with, and is subject to regulation by, the Federal Reserve under the Bank Holding Company Act of 1956, as amended (the "BHCA"). In accordance with Federal Reserve policy, and as now codified by the Dodd-Frank Act, the Company is legally obligated to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where the Company might not otherwise do so. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve. The Company is required to file with the Federal Reserve periodic reports of the Company's operations and such additional information regarding the Company and its subsidiaries as the Federal Reserve may require.

        Acquisitions, Activities and Change in Control.    The primary purpose of a bank holding company is to control and manage banks. The BHCA generally requires the prior approval by the Federal Reserve for any merger involving a bank holding company or any acquisition of control by a bank holding company of another bank or bank holding company. Subject to certain conditions (including deposit concentration limits established by the BHCA and the Dodd-Frank Act), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States. In approving interstate acquisitions, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws that require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company. Furthermore, in accordance with the Dodd-Frank Act, bank holding companies must be well-capitalized and well-managed in order to effect interstate mergers or acquisitions. For a discussion of the capital requirements, see "—The Increasing Regulatory Emphasis on Capital" above.

        The BHCA generally prohibits the Company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve prior to November 11, 1999 to be "so closely related to banking ... as to be a proper incident thereto." This authority would permit the Company to engage in a variety of banking-related businesses, including the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, the operation of a computer service bureau (including software development) and mortgage banking and brokerage. The BHCA generally does not place territorial restrictions on the domestic activities of nonbank subsidiaries of bank holding companies.

        Additionally, bank holding companies that meet certain eligibility requirements prescribed by the BHCA and elect to operate as financial holding companies may engage in, or own shares in companies engaged in, a wider range of nonbanking activities, including securities and insurance underwriting and sales, merchant banking and any other activity that the Federal Reserve, in consultation with the Secretary of the Treasury, determines by regulation or order is financial in nature or incidental to any such financial activity or that the Federal Reserve determines by order to be complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The Company has elected to be, and continues to operate as, a financial holding company.

        In order to maintain the Company's status as a financial holding company, the Company and the Bank must be well-capitalized, well-managed, and have a least a satisfactory Community Reinvestment Act ("CRA") rating. If the Federal Reserve determines that a financial holding company is not well-capitalized or well-managed, the Company has a period of time in which to achieve compliance, but during the period of noncompliance, the Federal Reserve may place any limitations on the Company it believes to be appropriate. Furthermore, if the Federal Reserve determines that a financial holding company's subsidiary bank has not received a satisfactory CRA rating, the Company will not be able to commence any new financial activities or acquire a company that engages in such activities.

        Federal law also prohibits any person or company from acquiring "control" of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. "Control" is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company, but may arise under certain circumstances between 5% and 24.99% ownership.

        Capital Requirements.    Bank holding companies are required to maintain capital in accordance with Federal Reserve capital adequacy requirements, as affected by the Dodd-Frank Act and Basel III. For a discussion of capital requirements, see "—The Increasing Regulatory Emphasis on Capital" above.

        Dividend Payments.    The Company's ability to pay dividends to its shareholders may be affected by both general corporate law considerations and the policies of the Federal Reserve applicable to bank holding companies. As an Illinois corporation, the Company is subject to the limitations of Illinois law, which allows the Company to pay dividends unless, after such dividend, (i) the Company would be insolvent or (ii) the Company's net assets would be less than zero or less than the maximum amount payable at the time of distribution to shareholders having preferential rights in liquidation if the Company were to be liquidated.

        As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should eliminate, defer or significantly reduce dividends to shareholders if: (i) the Company's net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention is inconsistent with the Company's capital needs and overall current and prospective financial condition; or (iii) the Company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Federal Reserve also possesses enforcement powers over bank holding companies and their nonbank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. In addition, under the Basel III Rule, institutions that seek to pay dividends must maintain 2.5% in Common Equity Tier 1 attributable to the capital conservation buffer, which is to be phased in over a three year period, which began on January 1, 2016. See "—The Increasing Regulatory Emphasis on Capital" above.

The Bank

        General.    The Bank is an Illinois-chartered bank and a member of the Federal Reserve System (a "member bank"). The deposit accounts of the Bank are insured by the FDIC's Deposit Insurance Fund ("DIF") to the maximum extent provided under federal law and FDIC regulations. As an Illinois-chartered FDIC-insured bank, the Bank is subject to the examination, supervision, reporting and enforcement requirements of the DFPR, the chartering authority for Illinois banks, and as a member bank, the Federal Reserve.

        Deposit Insurance.    As an FDIC-insured institution, the Bank is required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system whereby FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification.

An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. For deposit insurance assessment purposes, an insured depository institution is placed in one of four risk categories each quarter. An institution's assessment is determined by multiplying its assessment rate by its assessment base. The total base assessment rates range from 2.5 basis points to 45 basis points. While in the past an insured depository institution's assessment base was determined by its deposit base, amendments to the Federal Deposit Insurance Act revised the assessment base so that it is calculated using average consolidated total assets minus average tangible equity. This change shifted the burden of deposit insurance premiums toward those large depository institutions that rely on funding sources other than U.S. deposits.

        Additionally, the Dodd-Frank Act altered the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. The FDIC has until September 3, 2020 to meet the 1.35% reserve ratio target. At least semi-annually, the FDIC will update its loss and income projections for the DIF and, if needed, will increase or decrease the assessment rates, following notice and comment on proposed rulemaking. As a result, the Bank's FDIC deposit insurance premiums could increase.

        FICO Assessments.    In addition to paying basic deposit insurance assessments, insured depository institutions must pay Financing Corporation ("FICO") assessments. FICO is a mixed-ownership governmental corporation chartered by the former Federal Home Loan Bank Board pursuant to the Competitive Equality Banking Act of 1987 to function as a financing vehicle for the recapitalization of the former Federal Savings and Loan Insurance Corporation. FICO issued 30-year noncallable bonds of approximately $8.1 billion that mature in 2017 through 2019. FICO's authority to issue bonds ended on December 12, 1991. Since 1996, federal legislation has required that all FDIC-insured depository institutions pay assessments to cover interest payments on FICO's outstanding obligations. The FICO assessment rate is adjusted quarterly and for the fourth quarter of 2015 was approximately 0.600 basis points (60 cents per $100 of assessable deposits).

        Supervisory Assessments.    Illinois-chartered banks are required to pay supervisory assessments to the DFPR to fund its operations. The amount of the assessment paid by an Illinois bank to the DFPR is calculated on the basis of the institution's total assets, including consolidated subsidiaries, as reported to the DFPR. During the year ended December 31, 2015, the Bank paid supervisory assessments to the DFPR totaling $174,563.

        Capital Requirements.    Banks are generally required to maintain capital levels in excess of other businesses. For a discussion of capital requirements, see "—The Increasing Regulatory Emphasis on Capital" above.

        Liquidity Requirements.    Liquidity is a measure of the ability and ease with which bank assets may be converted to cash. Liquid assets are those that can be converted to cash quickly if needed to meet financial obligations. To remain viable, financial institutions must have enough liquid assets to meet their near-term obligations, such as withdrawals by depositors. Because the global financial crisis was in part a liquidity crisis, Basel III also included a liquidity framework that requires financial institutions to measure their liquidity against specific liquidity tests. One test, referred to as the Liquidity Coverage Ratio ("LCR"), is designed to ensure that the banking entity has adequate unencumbered high-quality liquid assets that can be converted easily and immediately in private markets into cash to meet liquidity needs for a 30-calendar day liquidity stress scenario. The other test, known as the Net Stable Funding Ratio ("NSFR"), is designed to promote more medium- and long-term funding of the assets and activities of financial institutions over a one-year horizon. These tests provide an incentive for banks and holding companies to increase their holdings in Treasury securities and other sovereign debt as a component of assets, increase the use of long-term debt as a funding source and rely on stable funding like core deposits (in lieu of brokered deposits).

        In addition to liquidity guidelines already in place, the U.S. bank regulatory agencies implemented the LCR in September 2014, which requires large financial firms to hold levels of liquid assets sufficient to protect against constraints on their funding during times of financial turmoil. While the LCR only applies to the largest banking organizations in the country, certain elements are expected to filter down and become applicable to or expected of all insured depository institutions. The Company and the Bank are reviewing their liquidity risk management policies in light of the LCR and NSFR.

        Dividend Payments.    The primary source of funds for the Company is dividends from the Bank. Under the Illinois Banking Act, the Bank generally may not pay dividends in excess of its net profits. In addition, under the Basel III Rule, institutions that seek to pay dividends must maintain 2.5% in Common Equity Tier 1 attributable to the capital conservation buffer, which is to be phased in over a three-year period that began on January 1, 2016. See "—The Increasing Regulatory Emphasis on Capital" above.

        The payment of dividends by any financial institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, the Bank exceeded its minimum capital requirements under applicable regulatory guidelines as of March 31, 2016.

        Insider Transactions.    The Bank is subject to certain restrictions imposed by federal law on "covered transactions" between the Bank and its "affiliates." The Company is an affiliate of the Bank for purposes of these restrictions, and covered transactions subject to the restrictions include extensions of credit to the Company, investments in the stock or other securities of the Company and the acceptance of the stock or other securities of the Company as collateral for loans made by the Bank. The Dodd-Frank Act enhances the requirements for certain transactions with affiliates, including an expansion of the definition of "covered transactions" and an increase in the amount of time for which collateral requirements regarding covered transactions must be maintained.

        Certain limitations and reporting requirements are also placed on extensions of credit by the Bank to its directors and officers, to directors and officers of the Company and its subsidiaries, to principal shareholders of the Company and to "related interests" of such directors, officers and principal shareholders. In addition, federal law and regulations may affect the terms upon which any person who is a director or officer of the Company or the Bank, or a principal shareholder of the Company, may obtain credit from banks with which the Bank maintains a correspondent relationship.

        Safety and Soundness Standards/Risk Management.    The federal banking agencies have adopted guidelines that establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

        In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the financial institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If a financial institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the financial institution's rate of growth, require the financial institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal bank regulatory agencies, including cease and desist orders and civil money penalty assessments.

        During the past decade, the bank regulatory agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the financial institutions they supervise. Properly managing risks has been identified as critical to the conduct of safe and sound banking activities and has become even more important as new technologies, product innovation, and the size and speed of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing a banking institution including, but not limited to, credit, market, liquidity, operational, legal, and reputational risk. In particular, recent regulatory pronouncements have focused on operational risk, which arises from the potential that inadequate information systems, operational problems, breaches in internal controls, fraud, or unforeseen catastrophes will result in unexpected losses. New products and services, third-party risk management and cybersecurity are critical sources of operational risk that financial institutions are expected to address in the current environment. The Bank is expected to have active board and senior management oversight; adequate policies, procedures, and limits; adequate risk measurement, monitoring, and management information systems; and comprehensive internal controls.

        Branching Authority.    Illinois banks, such as the Bank, have the authority under Illinois law to establish branches anywhere in the State of Illinois, subject to receipt of all required regulatory approvals.

        Federal law permits state and national banks to merge with banks in other states subject to: (i) regulatory approval; (ii) federal and state deposit concentration limits; and (iii) state law limitations requiring the merging bank to have been in existence for a minimum period of time (not to exceed five years) prior to the merger. The establishment of new interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) has historically been permitted only in those states the laws of which expressly authorize such expansion. However, the Dodd-Frank Act permits well-capitalized and well-managed banks to establish new branches across state lines without these impediments.

        Community Reinvestment Act Requirements.    The Community Reinvestment Act requires the Bank to have a continuing and affirmative obligation in a safe and sound manner to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. Federal regulators regularly assess the Bank's record of meeting the credit needs of its communities. Applications for additional acquisitions would be affected by the evaluation of the Bank's effectiveness in meeting its Community Reinvestment Act requirements.

        Anti-Money Laundering.    The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "Patriot Act") is designed to deny terrorists and criminals the ability to obtain access to the U.S. financial system and has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The Patriot Act mandates financial services companies to have policies and procedures with respect to measures designed to address any or all of the following matters: (i) customer identification programs; (ii) money laundering; (iii) terrorist financing; (iv) identifying and reporting suspicious activities and currency transactions; (v) currency crimes; and (vi) cooperation between financial institutions and law enforcement authorities.

        Concentrations in Commercial Real Estate.    Concentration risk exists when financial institutions deploy too many assets to any one industry or segment. Concentration stemming from commercial real estate is one area of regulatory concern. The interagency Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices guidance ("CRE Guidance") provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant commercial real estate loan concentrations that may warrant greater supervisory scrutiny: (i) commercial real estate loans exceeding 300% of capital and increasing 50% or more in the preceding three years; or (ii) construction and land development loans exceeding 100% of capital. The CRE Guidance does not limit banks' levels of commercial real estate lending activities, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their commercial real estate concentrations. Based on the Bank's loan portfolio, the Bank does not exceed these guidelines.

Consumer Financial Services

        The structure of federal consumer protection regulation applicable to all providers of consumer financial products and services changed significantly on July 21, 2011, when the CFPB commenced operations to supervise and enforce consumer protection laws. The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all providers of consumer products and services, including the Bank, as well as the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB has examination and enforcement authority over providers with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets, like the Bank, will continue to be examined by their applicable bank regulators.

        Because abuses in connection with residential mortgages were a significant factor contributing to the financial crisis, many new rules issued by the CFPB and required by the Dodd-Frank Act address mortgage and mortgage-related products, their underwriting, origination, servicing and sales. The Dodd-Frank Act significantly expanded underwriting requirements applicable to loans secured by 1-4 family residential real property and augmented federal law combating predatory lending practices. In addition to numerous disclosure requirements, the Dodd-Frank Act imposed new standards for mortgage loan originations on all lenders, including banks and savings associations, in an effort to strongly encourage lenders to verify a borrower's ability to repay, while also establishing a presumption of compliance for certain "qualified mortgages." In addition, the Dodd-Frank Act generally required lenders or securitizers to retain an economic interest in the credit risk relating to loans that the lender sells, and other asset-backed securities that the securitizer issues, if the loans do not comply with the ability-to-repay standards described below. The risk retention requirement generally is 5%, but could be increased or decreased by regulation. The Bank does not currently expect the CFPB's rules to have a significant impact on its operations, except for higher compliance costs.

        Ability-to-Repay Requirement and Qualified Mortgage Rule.    On January 10, 2013, the CFPB issued a final rule implementing the Dodd-Frank Act's ability-to-repay requirements. Under the final rule, lenders, in assessing a borrower's ability to repay a mortgage-related obligation, must consider eight underwriting factors: (i) current or reasonably expected income or assets; (ii) current employment status; (iii) monthly payment on the subject transaction; (iv) monthly payment on any simultaneous loan; (v) monthly payment for all mortgage-related obligations; (vi) current debt obligations, alimony, and child support; (vii) monthly debt-to-income ratio or residual income; and (viii) credit history. The final rule also includes guidance regarding the application of, and methodology for evaluating, these factors.

        Further, the final rule clarified that qualified mortgages do not include "no-doc" loans and loans with negative amortization, interest-only payments, balloon payments, terms in excess of 30 years, or points and fees paid by the borrower that exceed 3% of the loan amount, subject to certain exceptions. In addition, for qualified mortgages, the rule mandated that the monthly payment be calculated on the highest payment that will occur in the first five years of the loan, and required that the borrower's total debt-to-income ratio generally may not be more than 43%. The final rule also provided that certain mortgages that satisfy the general product feature requirements for qualified mortgages and that also satisfy the underwriting requirements of Fannie Mae and Freddie Mac (while they operate under federal conservatorship or receivership), or the U.S. Department of Housing and Urban Development,

Department of Veterans Affairs, or Department of Agriculture or Rural Housing Service, are also considered to be qualified mortgages. This second category of qualified mortgages will phase out as the aforementioned federal agencies issue their own rules regarding qualified mortgages, the conservatorship of Fannie Mae and Freddie Mac ends, and, in any event, after seven years.

        As set forth in the Dodd-Frank Act, subprime (or higher-priced) mortgage loans are subject to the ability-to-repay requirement, and the final rule provided for a rebuttable presumption of lender compliance for those loans. The final rule also applied the ability-to-repay requirement to prime loans, while also providing a conclusive presumption of compliance (i.e., a safe harbor) for prime loans that are also qualified mortgages. Additionally, the final rule generally prohibited prepayment penalties (subject to certain exceptions) and set forth a 3-year record retention period with respect to documenting and demonstrating the ability-to-repay requirement and other provisions.

        Mortgage Loan Originator Compensation.    As a part of the overhaul of mortgage origination practices, mortgage loan originators' compensation was limited such that they may no longer receive compensation based on a mortgage transaction's terms or conditions other than the amount of credit extended under the mortgage loan. Further, the total points and fees that a bank and/or a broker may charge on conforming and jumbo loans was limited to 3.0% of the total loan amount. Mortgage loan originators may receive compensation from a consumer or from a lender, but not both. These rules contain requirements designed to prohibit mortgage loan originators from "steering" consumers to loans that provide mortgage loan originators with greater compensation. In addition, the rules contain other requirements concerning recordkeeping.

        Residential Mortgage Servicing.    The CFPB was also required to implement certain provisions of the Dodd-Frank Act relating to mortgage servicing through rulemaking. The servicing rules require servicers to meet certain benchmarks for loan servicing and customer service in general. Servicers must provide periodic billing statements and certain required notices and acknowledgments, promptly credit borrowers' accounts for payments received and promptly investigate complaints by borrowers and are required to take additional steps before purchasing insurance to protect the lender's interest in the property. The servicing rules also called for additional notice, review and timing requirements with respect to delinquent borrowers, including early intervention, ongoing access to servicer personnel and specific loss mitigation and foreclosure procedures. The rules provided for an exemption from most of these requirements for "small servicers." A small servicer is defined as a loan servicer that services 5,000 or fewer mortgage loans and services only mortgage loans that they or an affiliate originated or own.

Additional Constraints on the Company and the Bank

        Monetary Policy.    The monetary policy of the Federal Reserve has a significant effect on the operating results of financial or bank holding companies and their subsidiaries. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

        The Volcker Rule.    In addition to other implications of the Dodd-Frank Act discussed above, the Act amended the BHCA to require the federal regulatory agencies to adopt rules that prohibit banking entities and their affiliates from engaging in proprietary trading and investing in and sponsoring certain unregistered investment companies (defined as hedge funds and private equity funds). This statutory provision is commonly called the "Volcker Rule." On December 10, 2013, the federal regulatory agencies issued final rules to implement the prohibitions required by the Volcker Rule. Thereafter, in reaction to industry concern over the adverse impact to community banks of the treatment of certain collateralized debt instruments in the final rule, the federal regulatory agencies approved an interim final rule to permit financial institutions to retain interests in collateralized debt obligations backed primarily by trust preferred securities ("TruPS CDOs") from the investment prohibitions contained in the final rule. Under the interim final rule, the regulatory agencies permitted the retention of an interest in or sponsorship of covered funds by banking entities if the following qualifications were met: (i) the TruPS CDO was established, and the interest was issued, before May 19, 2010; (ii) the banking entity reasonably believes that the offering proceeds received by the TruPS CDO were invested primarily in qualifying TruPS collateral; and (iii) the banking entity's interest in the TruPS CDO was acquired on or before December 10, 2013.

        Although the Volcker Rule has significant implications for many large financial institutions, the Company does not currently anticipate that it will have a material effect on the operations of the Company or the Bank. The Company may incur costs if it is required to adopt additional policies and systems to ensure compliance with certain provisions of the Volcker Rule, but any such costs are not expected to be material.

MANAGEMENT

Board of Directors

        Pursuant to our articles of incorporation and bylaws, our board of directors is divided into three classes that serve staggered three-year terms. The following table sets forth certain information about our directors, including their names, ages, year in which they began serving as a director of the Company (or the Bank prior to the Company's formation in 1990) and the year in which their current term expires.

Name	Age	Position	Director Since	Current Term Expires
John M. Schultz	64	Chairman of the Board	1984	2019
Leon J. Holschbach	63	Director, Vice Chairman, President and Chief Executive Officer	2007	2017
Deborah A. Golden	61	Director	2015	2018
Jerry L. McDaniel	51	Director	2012	2019
Jeffrey M. McDonnell	52	Director	2015	2019
Dwight A. Miller	63	Director	2012	2018
Richard T. Ramos	53	Director	2012	2017
Laurence A. Schiffer	77	Director	2015	2017
Robert F. Schultz	52	Director	2002	2018
Thomas D. Shaw	68	Director	2012	2018
Jeffrey C. Smith	55	Director	2005	2017

        Pursuant to our articles of incorporation and bylaws, our board of directors is authorized to have not less than six members nor more than 11 members, and is currently comprised of 11 members. The number of directors may be changed only by resolution of our board within the range set forth in our articles. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. As discussed in greater detail below, our board of directors has affirmatively determined that seven of our 11 current directors qualify as independent directors based upon the rules of the NASDAQ Stock Market and the SEC. Except as described below, there are no arrangements or understandings between any of the directors and any other person pursuant to which he or she was selected as a director.

        As required by the terms of the Heartland Bank acquisition, certain family members of Andrew S. Love, Jr., or the Love Family, have the right to designate one candidate for appointment to our board of directors and one non-voting observer to the board so long as they own at least 1,000,000 shares of our common stock. If the Love Family owns between 700,000 and 1,000,000 shares of our common stock, the Love Family will have the right to designate one candidate for appointment to our board of directors, but will not have the right to designate a non-voting observer to the board. If the Love Family owns fewer than 700,000 shares of our common stock or the shares held by the Love Family represent less than four percent of the total voting power of our outstanding stock, the Love Family will also cease to have the right to appoint a director to our board. The Love Family currently owns 983,350 shares of our common stock. Laurence A. Schiffer is the director designated by the Love Family.

        Additionally, in connection with the Heartland Bank acquisition, certain individuals in the McDonnell family, or the McDonnell Family, have the right to designate one candidate for appointment to our board of directors so long as the McDonnell Family owns at least 700,000 shares of our common stock. If the McDonnell Family owns fewer than 700,000 shares of our common stock, the McDonnell Family will cease to have the right to appoint a director to our board. The McDonnell

Family currently owns 1,014,832 shares of our common stock. Jeffrey M. McDonnell is the director designated by the McDonnell Family.

        The business experience of each of the current directors is set forth below. Other than as described below, no current director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers.

        John M. Schultz.    Mr. Schultz serves as the Chairman of the Company and the Bank. He has held these positions since 2006. Since 1986, Mr. Schultz has served as the Chief Executive Officer of Agracel, Inc., an industrial developer of facilities for manufacturing and high tech entities in small to midsized communities, and is the author of BoomtownUSA: The 7 1/2 Keys to Big Success in Small Towns. He also serves on the Board of Trustees of Monmouth College, a liberal arts college in Monmouth, Illinois, and the Board of Directors of Altorfer Inc., a privately held Caterpillar dealership headquartered in Cedar Rapids, Iowa with over 750 employees and 15 locations in Illinois, Iowa and Missouri, and is the past President of the Illinois State Universities Retirement System. Mr. Schultz received his B.S. in Entrepreneurism from Southern Methodist University and his M.B.A. from Harvard Business School. He is the brother of Robert F. Schultz, who is also a director of the Company and the Bank. Our board considered Mr. Schultz's experience as the chief executive of a successful business, his knowledge of and experience with real estate investment and development, his experience advising other companies in conducting business in small to midsized communities that are similar to those in our primary market areas, his experience as a trustee/director of other organizations and his knowledge of the business community in our central Illinois market area in determining that he should be a member of our board.

        Leon J. Holschbach.    Mr. Holschbach serves as the Vice Chairman, Chief Executive Officer and President of the Company, and Vice Chairman and Chief Executive Officer of the Bank. He has held these positions since August 2007, when he joined the Company. Prior to August 2007, Mr. Holschbach held the positions of Region Market President, Community Bank Group at AMCORE Bank, N.A., from 2000 to 2007; President and Chief Executive Officer of AMCORE Bank North Central N.A. from 1997 to 2000; and President of Citizen's State Bank in Clinton, Wisconsin, from 1979 to 1997. Mr. Holschbach received his B.A. in Economics from the University of Wisconsin in 1975. Our board considered Mr. Holschbach's 36-year career in community banking, his several years of experience running a community banking division of a regional bank in our northern Illinois market area and his long-standing relationships within the business community in determining that he should be a member of our board.

        Deborah A. Golden.    Ms. Golden joined the Company's board in November 2015. Ms. Golden serves as Executive Vice President, General Counsel and Secretary of GATX Corporation, a NYSE-listed railcar leasing company, where she has been employed since 2006. She previously served as General Counsel of Midwest Generation, LLC, a power generation company, from 2004 to 2006; Assistant General Counsel, Office of the Governor, State of Illinois, from 2003 to 2004; in various executive legal positions at Ameritech Corporation from 1995 to 2001; and as a partner at Schiff, Hardin & Waite, where she began her legal career in 1984. Ms. Golden holds a B.A. from Boston College, a J.D. from Loyola University School of Law and an M.B.A. from Loyola University. She is a member of the Illinois Bar. Our board considered Ms. Golden's experience as an executive of a publicly-traded company, her experience with commercial leasing, and her knowledge of corporate governance of publicly-traded companies in determining that she should be a member of our board.

        Jerry L. McDaniel.    Mr. McDaniel is President of Superior Fuels, Inc., a wholesale supplier of propane and petroleum products, a position he has held since 2007, and President of Dirtbuster Carwash LLC, which operates 17 carwashes in Southern Illinois and Indiana. In addition to his fuel and carwash businesses, Mr. McDaniel is a principal in other businesses, including real estate development. Mr. McDaniel is a licensed pilot and serves on the board of the Southeastern Illinois Community

Foundation. Prior to joining our board, Mr. McDaniel served as a director of another local community bank. Our board considered Mr. McDaniel's experience in starting and running several successful businesses, his broad investment experience and his prior service as a director of a community bank in determining that he should be a member of our board.

        Jeffrey M. McDonnell.    Mr. McDonnell is Chief Executive Officer of J&J Management Services, Inc., a private management company, a position he has held since 2012, and prior to becoming Chief Executive Officer, he served as President and Chief Compliance Officer starting in 1997. He also serves on the boards of KETC, the St. Louis metro region public television station, The Center for Emerging Technologies, a non-profit technology incubator, and prior to the Heartland Bank acquisition was a director of Love Savings Holding Company and Heartland Bank. Mr. McDonnell also serves on the investment advisory committees for the venture capital firms Oakwood Medical and Rivervest. Mr. McDonnell holds a B.A. in economics from Princeton University, an M.B.A. from the University of Michigan and a certification as a Chartered Financial Analyst. Our board considered Mr. McDonnell's service on the boards of Love Savings Holding Company and Heartland Bank and his other business experience in determining that he should be a member of our board.

        Dwight A. Miller.    Mr. Miller is the Chief Executive Officer and Owner of Dash Management, a 12 unit McDonald's franchisee in Champaign and Decatur, Illinois, positions he has held since 2002. Mr. Miller has served in a number of management positions with McDonald's Corp., including NE Zone Franchising Manager responsible for recruiting and development of franchisees, McOpCo Operation Manager running company restaurants in Connecticut and Western Massachusetts and Field Service Manager responsible for franchise operation and relationships in over 200 stores in upstate New York. Mr. Miller also serves as President of the Greater Chicago Region-Regional Leadership Council, representing McDonald's franchisees, and currently serves on the National Leadership Committee. Mr. Miller is the past Chairman for the Champaign County Chamber of Commerce and is on the Board of Trustees for the University of Findlay. He holds a B.S. in Accounting from Findlay College. Our board considered Mr. Miller's experience as a chief executive officer and his experience as an executive for a large, successful company in determining that he should be a member of our board.

        Richard T. Ramos.    Mr. Ramos is Executive Vice President, Chief Financial Officer and board member for Maritz Holdings, Inc., headquartered in St. Louis, Missouri. Maritz specializes in the design and development of incentive, reward and loyalty programs focused on improving workforce quality and customer satisfaction. He has been with Maritz since 2000. Prior to joining Maritz, Mr. Ramos served as Chief Financial Officer for Purcell Tire and Rubber Company, practiced corporate law at the firm of Blumenfeld, Kaplan and Sandweiss in St. Louis and was a senior manager at KPMG LLP. He received his B.S. in Business Administration from the University of Missouri in St. Louis and his J.D. from St. Louis University School of Law. Mr. Ramos is a Certified Public Accountant and a member of the Missouri Bar. Our board considered Mr. Ramos's experience as a chief financial officer and board member and his accounting acumen in determining that he should be a member of our board.

        Laurence A. Schiffer.    Mr. Schiffer was the Chairman of Heartland Bank from 1986 until the Company's acquisition of that entity in 2014. He was also the Co-Chief Executive Officer and a principal owner of Love Savings Holding Company prior to that acquisition. He is currently President and Co-Chief Executive Officer of Hallmark Investment Corporation, a multi-purpose investment company, and Chairman and Chief Executive Officer of Allegro Senior Living, a development company that was formerly a joint venture partner with Almanac Realty Investors (formerly the Rothschild Group), an international investment firm. Over the past four decades, Mr. Schiffer has directed the development, ownership, acquisition, and management of commercial real estate properties including institutional quality office, hotel, retail, industrial, apartment, and senior housing properties. Mr. Schiffer has also served as president and a director of PGI Incorporated, a publicly-traded company. Mr. Schiffer holds a B.S. in Business Administration from Washington University. Our board considered Mr. Schiffer's experience as a chief executive of Love Savings Holding Company and Chairman of Heartland Bank and Love Funding Corporation, his knowledge of the business community in our St. Louis market, and his experience with commercial real estate, leasing and banking in determining that he should be a member of our board.

        Robert F. Schultz.    Mr. Schultz serves as Managing Partner of the J.M. Schultz Investment, L.L.C., a family investment firm, and has been with this organization since 1989. Since 1996, he also has served as Chairman of the Board of Directors of AKRA Builders Inc., a national construction, design-build and project management firm headquartered in Teutopolis, Illinois. Prior to joining the Company's board of directors, he served on the board of directors of Prime Banc Corp. and First National Bank of Dieterich. Mr. Schultz received his B.S. in Finance from the University of Illinois and a J.D. from the University of Notre Dame Law School. He is the brother of John M. Schultz, who is the Chairman of the Company and the Bank. Our board considered Mr. Schultz's business and investment experience and his knowledge of the business community in our central Illinois market area in determining that he should be a member of our board.

        Thomas D. Shaw.    Mr. Shaw is Chief Executive Officer of Shaw Media, headquartered in Dixon, Illinois. Shaw Media originally established in 1851, has more than 60 print, online, and mobile publications, as well as commercial printing and video services. Mr. Shaw has held numerous positions within the company, assuming his current role in 1993. He received his B.S. in Business Administration at Colorado College. Mr. Shaw is a former member of Rotary International, former board member of the Inland Press Association, past president of the Dixon Family YMCA and former board member of KSB Hospital. He was also a former board member of the Dixon National Bank since 1976 and, following its acquisition by a larger bank in 1993, served on that bank's regional board until 2001. Our board considered Mr. Shaw's experience on a bank's board of directors, his knowledge of the business community in our northern Illinois market area, and his overall extensive business and management level experience in determining that he should be a member of our board.

        Jeffrey C. Smith.    Mr. Smith serves as the Principal and Managing Partner of Walters Golf Management, a golf club management company headquartered in St. Louis, Missouri, which currently manages fifteen properties and offers turn key management, construction management, acquisition, consulting, agronomics and remodeling/redecorating services. The firm consults with approximately 45 additional facilities worldwide and manages over 500 employees. He has been with Walters Golf Management Group since 1996. Mr. Smith received his B.S. in Education from the University of Missouri. Our board considered Mr. Smith's business experience, his management experience as the managing partner of a business and his knowledge of the business community in our St. Louis market area in determining that he should be a member of our board.

Executive Officers

        The following table sets forth certain information regarding our executive officers, including their names, ages and positions:

Name	Age	Position
Leon J. Holschbach	63	President and Chief Executive Officer of the Company and Chief Executive Officer of the Bank
Jeffrey G. Ludwig	44	Executive Vice President and Chief Financial Officer of the Company and President and Chief Financial Officer of the Bank
Douglas J. Tucker	57	Senior Vice President and Corporate Counsel of the Company and the Bank
Jeffrey S. Mefford	51	Executive Vice President—Banking of the Bank
Jeffrey A. Brunoehler	56	Senior Vice President—Chief Credit Officer of the Bank
Sharon A. Schaubert	57	Senior Vice President—Banking Services of the Bank
James R. Stewart	61	Chief Risk Officer of the Bank

        The business experience of each of our executive officers, other than Mr. Holschbach, is set forth below. No executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or any of our current directors. There are no arrangements or understandings between any of the officers and any other person pursuant to which he or she was selected as an officer.

        Jeffrey G. Ludwig.    Mr. Ludwig, CPA (inactive status), serves as Executive Vice President and Chief Financial Officer of the Company and as President and Chief Financial Officer of the Bank. He has served as Executive Vice President since October 2010 and as Chief Financial Officer since November 2006 when he joined the Company. In addition to his financial responsibilities at the Company level, Mr. Ludwig is responsible for the Bank's Wealth Management businesses as well as Finance, Treasury, Facilities, Information Technology and Operations functions. He serves on the Company's Executive Committee and Capital Management and Mergers and Acquisitions Committee and chairs its Asset/Liability Committee. Prior to joining the Company, Mr. Ludwig held the positions of Associate Director, Corporate Reporting, for Zimmer Holdings, Inc., a New York Stock Exchange-listed company in Warsaw, Indiana, from 2005 to 2006; Director of Corporate Accounting for Novellus Systems, Inc., a NASDAQ-listed company in San Jose, California, from 2002 to 2005; and Senior Manager—Audit & Advisory Services for KPMG LLP in its banking practice in St. Louis, Missouri, from 1993 to 2000 and in its technology practice in Mountain View, California, from 2000 to 2002. Mr. Ludwig received his B.S. in Accounting from Eastern Illinois University.

        Douglas J. Tucker.    Mr. Tucker serves as the Senior Vice President and Corporate Counsel of the Company and the Bank, positions to which he was appointed in October 2010. Mr. Tucker also serves on the Company's Executive Committee. Prior to joining the Company, Mr. Tucker was a Partner in the Corporate Services Group of Quarles & Brady LLP, having joined that firm in 2004. Mr. Tucker also served as Chair of Quarles & Brady's Chicago Securities Practice, as one of the firm's National Growth Partners, as Chair of the China Law Group and as Managing Partner of the firm's office in Shanghai, China. While at Quarles & Brady he served as lead outside counsel for all of the Company's acquisitions and capital raise transactions from 2007 to his joining the Company. Mr. Tucker, who has worked with financial institutions for almost 20 years, has been a licensed attorney since 1993 and an Adjunct Professor at the Chicago-Kent Law School since 2002. He holds a B.A. in International Relations from Michigan State University and a J.D. from Northwestern University School of Law.

        Jeffrey S. Mefford.    Mr. Mefford, who has been with the Bank since 2003, serves as the Bank's Executive Vice President—Banking and is responsible for retail, commercial and treasury sales, marketing, community development and CRA. Prior to being appointed as Head of Banking in October

2010, Mr. Mefford served as the Bank's Illinois Region Market President, responsible for the banking offices in our central Illinois market. Prior to joining the Bank, Mr. Mefford held the position of President and Chief Executive Officer of Farmers State Bank of Camp Point in Camp Point, Illinois, from 2000 to 2003; Vice President, Mortgage Department Manager, at Marine Bank, in Springfield, Illinois, from 1998 to 2000; and Vice President, Small Business Banking Manager, for Bank One, Illinois, in Springfield, Illinois, from 1991 to 1998. Mr. Mefford received his B.S. in Business Administration from Illinois College and his M.B.A. from William Woods University.

        Jeffrey A. Brunoehler.    Mr. Brunoehler serves as the Bank's Senior Vice President—Chief Credit Officer, a position he has held since July 2010. He joined the Bank in April 2010 as Vice President and Regional Credit Officer. Prior to joining the Bank, Mr. Brunoehler held positions at AMCORE Bank, N.A., as Senior Vice President and Regional Credit Officer from 2005 to 2010 and Senior Vice President and Market President from 1999 to 2004. Mr. Brunoehler received his B.S. in Agricultural Economics from the University of Illinois.

        Sharon A. Schaubert.    Ms. Schaubert serves as the Bank's Senior Vice President—Banking Services, and has been a Senior Vice President of the Bank since 2004. Her primary responsibilities include overseeing Human Resources and Training. Prior to joining the Bank in 2004, she held the positions of Executive Vice President of Retail Banking at Peoples National Bank in Fairfield, Illinois, from 2000 to 2004; Vice President Regional Administrative Manager at First Bank in Salem, Illinois, from 1998 to 2000; and Assistant Vice President Area Manager at the Bank of Illinois in Mt. Vernon, Illinois, from 1990 to 1998. Ms. Schaubert received her B.A. in Management and Communications from Concordia University and her M.B.A. from the University of Illinois.

        James R. Stewart.    Mr. Stewart serves as the Bank's Chief Risk Officer. He joined as Director of Risk Management in 2012, was appointed Senior Director of Risk Management in 2013, and assumed his current role in June 2015. Prior to joining the Bank, Mr. Stewart was a principal with JHC Risk Strategies, a risk management consulting firm in Williston, Vermont, and from 2003 to 2010, served as Executive Vice President and Chief Risk Officer at Bank of N. T. Butterfield & Son Limited, Hamilton, Bermuda. Prior to that position, he was Senior Vice President and Head of Risk Management at Riyad Bank, Riyadh, Saudi Arabia, and for seventeen years prior consulted to Lloyd's of London and other key insurers on financial services risks. Mr. Stewart holds a Bachelor of Science Degree in Business Administration from the University of Alabama. He is a Certified Public Accountant and a Chartered Global Management Accountant.

Board and Committee Matters

        Director Independence.    Under the rules of the NASDAQ Stock Market, independent directors must comprise a majority of our board of directors within a specified period of time following this offering. The rules of the NASDAQ Stock Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors.

        Our board of directors has evaluated the independence of its members based upon the rules of the NASDAQ Stock Market and the SEC. Applying these standards, our board of directors has affirmatively determined that, with the exception of Messrs. Holschbach, J. Schultz, R. Schultz and Schiffer, each of our current directors is an independent director, as defined under the applicable rules. The board determined that Mr. Holschbach does not qualify as an independent director because he is an executive officer of the Company. The board determined that Mr. R. Schultz does not qualify as an independent director as a result of payments made to AKRA Builders in connection with contracting and construction services provided to the Company. The board determined that Mr. J. Schultz does not qualify as an independent director because of his family relationship with Mr. R. Schultz. The board determined that Mr. Schiffer does not qualify as an independent director because of payments he receives pursuant to a noncompetition agreement in connection with the Heartland Bank acquisition. See "Certain Relationships and Related Party Transactions."

        Board Leadership Structure.    We currently have separate individuals serving as Chairman of our board of directors and as our Chief Executive Officer. Mr. John M. Schultz serves as Chairman and Mr. Holschbach holds the position of Chief Executive Officer. As noted above, Mr. Schultz is not currently considered to be "independent" according to NASDAQ Stock Market rules.

        Although our bylaws do not require our Chairman and Chief Executive Officer positions to be separate, our board believes that having separate positions and having a non-executive director serve as Chairman is the appropriate leadership structure for the Company at this time and demonstrates our commitment to good corporate governance. Separating these positions allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman to lead the board in its fundamental role of providing advice to and independent oversight of management. In addition, this leadership structure allows our board to more effectively monitor and evaluate the performance of our Chief Executive Officer.

        Board Committees.    Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, Capital Management and Mergers and Acquisitions Committee, Executive Committee and Asset/Liability Committee.

        Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our articles and bylaws.

        Audit Committee.    Our Audit Committee currently consists of Richard T. Ramos (Chairman), Jerry L. McDaniel, Jeffrey M. McDonnell and Jeffrey C. Smith. Our board of directors has evaluated the independence of the members of our Audit Committee and has affirmatively determined that: (i) each of the members of our Audit Committee meets the definition of "independent director" under NASDAQ Stock Market rules; (ii) each of the members satisfies the additional independence standards under NASDAQ Stock Market rules and applicable SEC rules for audit committee service; and (iii) each of the members has the ability to read and understand fundamental financial statements. In addition, our board of directors has determined that Mr. Ramos has the required financial sophistication due to his experience and background, which NASDAQ Stock Market rules require at least one such Audit Committee member have. Our board has determined that Mr. Ramos also qualifies as an "audit committee financial expert," as that term is defined under applicable SEC rules.

        Our Audit Committee has adopted a written charter, which sets forth the committee's duties and responsibilities. The current charter of the Audit Committee will be available on our website at www.midlandsb.com upon completion of this offering. As described in its charter, our Audit Committee has responsibility for, among other things:

  •
  selecting and reviewing the performance of our independent auditors and approving, in advance, all engagements and fee arrangements;

  •
  reviewing the independence of our independent auditors;

  •
  reviewing actions by management on recommendations of the independent auditors and internal auditors;

  •
  meeting with management, the internal auditors and the independent auditors to review the effectiveness of our system of internal control and internal audit procedures;

  •
  reviewing our earnings releases and reports filed with the SEC;

  •
  reviewing reports of bank regulatory agencies and monitoring management's compliance with recommendations contained in those reports;

  •
  reviewing and approving transactions for potential conflicts of interest under the Company's conflict of interest policy; and

  •
  handling such other matters that are specifically delegated to the Audit Committee by our board of directors from time to time.

        Compensation Committee.    Our Compensation Committee currently consists of Robert F. Schultz (Chairman), Deborah A. Golden, Jerry L. McDaniel, Richard T. Ramos, John M. Schultz and Jeffrey C. Smith. Our board of directors has evaluated the independence of the members of our Compensation Committee and has affirmatively determined that Ms. Golden and Messrs. McDaniel, Ramos and Smith are "independent" under NASDAQ Stock Market rules and also satisfy the additional independence standards under NASDAQ Stock Market rules for compensation committee service. As noted above under "—Director Independence," our board of directors has determined that Messrs. R. Schultz and J. Schultz do not qualify as independent directors under NASDAQ Stock Market rules. We are relying on the phase-in schedule under NASDAQ Stock Market rules for companies listing on NASDAQ in connection with their initial public offering, which requires: (i) one member satisfy the independence requirements at the time of listing; (ii) a majority of the members satisfy the independence requirements within 90 days of listing; and (iii) all members satisfy the independence requirements within one year of listing.

        Our Compensation Committee has adopted a written charter, which sets forth the committee's duties and responsibilities. The current charter of the Compensation Committee will be available on our website at www.midlandsb.com upon completion of this offering. As described in its charter, our Compensation Committee has responsibility for, among other things:

  •
  reviewing, monitoring and approving our overall compensation structure, policies and programs (including benefit plans) and assessing whether the compensation structure establishes appropriate incentives for our executive officers and other employees and meets our corporate objectives;

  •
  determining the annual compensation of our Chief Executive Officer;

  •
  reviewing the compensation decisions made by our Chief Executive Officer with respect to our other named executive officers;

  •
  overseeing the administration of our equity plans and other incentive compensation plans and programs and preparing recommendations and periodic reports to our board of directors relating to these matters;

  •
  preparing the Compensation Committee report required by SEC rules to be included in our annual report; and

  •
  handling such other matters that are specifically delegated to the Compensation Committee by our board of directors from time to time.

        Nominating and Corporate Governance Committee.    Our Nominating and Corporate Governance Committee currently consists of Jeffrey C. Smith (Chairman), Deborah A. Golden, Leon J. Holschbach, Laurence A. Schiffer and John M. Schultz. Our board of directors has evaluated the independence of the members of our Nominating and Corporate Governance Committee and has affirmatively determined that Mr. Smith and Ms. Golden are "independent" under NASDAQ Stock Market rules. As noted above under "—Director Independence," our board of directors has determined that Messrs. Holschbach, Schiffer and J. Schultz do not qualify as independent directors under NASDAQ Stock Market rules. We are relying on the phase-in schedule under NASDAQ Stock Market rules for companies listing on NASDAQ in connection with their initial public offering, which requires: (i) one member satisfy the independence requirements at the time of listing; (ii) a majority of the members satisfy the independence requirements within 90 days of listing; and (iii) all members satisfy the independence requirements within one year of listing.

        Our Nominating and Corporate Governance Committee has adopted a written charter, which sets forth the committee's duties and responsibilities. The current charter of the Nominating and Corporate Governance Committee will be available on our website at www.midlandsb.com upon completion of this offering. As described in its charter, our Nominating and Corporate Governance Committee has responsibility for, among other things:

  •
  recommending persons to be selected by our board of directors as nominees for election as directors or to fill any vacancies on our board of directors;

  •
  monitoring the functioning of our standing committees and recommending any changes, including the creation or elimination of any committee;

  •
  developing, reviewing and monitoring compliance with our corporate governance guidelines;

  •
  reviewing annually the composition of our board of directors as a whole and making recommendations; and

  •
  handling such other matters that are specifically delegated to the Nominating and Corporate Governance Committee by our board of directors from time to time.

        In carrying out its nominating function, the Nominating and Corporate Governance Committee has developed qualification criteria for all potential director nominees, including incumbent directors, board nominees and shareholder nominees included in the proxy statement. These criteria include the following attributes:

  •
  integrity and high ethical standards in the nominee's professional life;

  •
  sufficient educational and professional experience, business experience or comparable service on other boards of directors to qualify the nominee for service to the board;

  •
  evidence of leadership and sound judgment in the nominee's professional life;

  •
  a willingness to abide by any published code of ethics for the Company; and

  •
  a willingness and ability to devote sufficient time to carrying out the duties and responsibilities required of a board member.

        The committee also evaluates potential nominees to determine if they have any conflicts of interest that may interfere with their ability to serve as effective board members and to determine whether they are "independent" in accordance with NASDAQ Stock Market rules (to ensure that, at all times, at least a majority of our directors are independent).

        Prior to nominating an existing director for re-election to the board, the committee will consider and review the following attributes with respect to each existing director:

  •
  board and committee attendance and performance;

  •
  age and length of board service;

  •
  experience, skills and contributions that the existing director brings to the board;

  •
  independence and any conflicts of interest; and

  •
  any significant change in the director's professional status or work experience, including the attributes considered for initial board membership.

        Capital Management and Mergers and Acquisitions Committee.    Our Capital Management and Mergers and Acquisitions Committee currently consists of three non-executive directors, Dwight A. Miller, Richard T. Ramos and John M. Schultz, one executive director, Leon J. Holschbach, and one non-director executive officer, Jeffrey G. Ludwig.

        Our Capital Management and Mergers and Acquisitions Committee has responsibility for, among other things, developing and overseeing the Company's acquisition strategy, reviewing potential acquisition opportunities and presenting certain opportunities to the board of directors and monitoring the Company's capital position in light of its projected growth and, if necessary, developing and implementing capital raising strategies.

        Executive Committee.    Our Executive Committee currently consists of two directors, Leon J. Holschbach and John M. Schultz, and two non-director executive officers, Jeffrey G. Ludwig and Douglas J. Tucker. Messrs. Ludwig and Tucker are non-voting members of this committee. The Executive Committee has the general authority to act on behalf of our board of directors during intervals between board meetings and pursuant to specific grants of authority from the full board of directors. As appropriate, the Executive Committee reports regularly to our board of directors on its activities.

        Asset/Liability Committee.    Our Asset/Liability Committee currently consists of Leon J. Holschbach, Jerry L. McDaniel, Dwight A. Miller, Robert F. Schultz and Thomas D. Shaw. Jeffrey G. Ludwig, our Executive Vice President and Chief Financial Officer, is a non-voting member of this committee. The Asset/Liability Committee has responsibility for, among other things, monitoring the maturities and overall mix of the Company's and the Bank's interest rate sensitive assets and liabilities.

        Compensation Committee Interlocks and Insider Participation.    None of the members of our Compensation Committee will be or has been an officer or employee of the Company. Robert F. Schultz, a member of our Compensation Committee, is the chairman of the board of directors of AKRA Builders Inc., and in 2015 the Company has paid AKRA Builders Inc. approximately $1.8 million in connection with contracting and construction services provided to the Company. John M. Schultz, also a member of our Compensation Committee, is the brother of Robert F. Schultz. None of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

        Code of Business Conduct and Ethics.    We have a code of business conduct and ethics in place that applies to all of our directors and employees. The code sets forth the standard of ethics that we expect all of our directors and employees to follow. Our code of business conduct and ethics, upon the completion of this offering, will be available on our website at www.midlandsb.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website, as well as any other means required by NASDAQ Stock Market rules.

        Corporate Governance Guidelines.    We have adopted corporate governance guidelines to assist our board of directors in the exercise of its fiduciary duties and to promote the effective functioning of our board and its committees. Our corporate governance guidelines, upon the consummation of this offering, will be available on our website at www.midlandsb.com.

EXECUTIVE COMPENSATION

        As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation disclosure rules applicable to "smaller reporting companies" as such term is defined in the rules promulgated under the Securities Act, which permit us to limit reporting of executive compensation to our principal executive officer and our two other most highly compensated executive officers, which are referred to as our "named executive officers."

        The compensation reported in the Summary Compensation Table below is not necessarily indicative of how we will compensate our named executive officers in the future. We will continue to review, evaluate and modify our compensation framework to maintain a competitive total compensation package. As such, and as a result of our becoming a publicly traded company, the compensation program following this offering could vary from our historical practices.

        Our named executive officers for 2015, which consist of our principal executive officer and the Company's two other most highly compensated executive officers, are:

  •
  Leon J. Holschbach, President and Chief Executive Officer

  •
  Jeffrey G. Ludwig, Executive Vice President and Chief Financial Officer

  •
  Douglas J. Tucker, Senior Vice President and Corporate Counsel

Summary Compensation Table

        The following table sets forth information regarding the compensation paid, awarded to, or earned for our fiscal years ended December 31, 2015 and 2014 for each of our named executive officers.

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(1) ($)	All Other Compensation(2) ($)	Total ($)
Leon J. Holschbach	2015	529,389	255,430	174,708	—	23,669	983,196
Chief Executive Officer and President	2014	529,389	288,517	104,811	304,531	22,568	1,249,816
Jeffrey G. Ludwig	2015	367,500	141,855	61,732	43,344	17,550	631,981
Executive Vice President and Chief Financial Officer	2014	349,567	152,411	58,737	195,804	17,450	773,969
Douglas J. Tucker	2015	308,000	110,818	42,504	29,840	7,800	498,962
Senior Vice President and Corporate Counsel	2014	238,703	91,065	32,949	126,515	7,800	497,032

(1)
The amounts set forth in the "Stock Awards" and "Option Awards" columns reflect the aggregate grant date fair value of stock and option awards for the years ended December 31, 2015 and 2014 in accordance with FASB ASC Topic 718. The stock award amounts are based on fair market values of $23.00 and $21.00 for awards granted on November 3, 2015 and December 2, 2014, respectively. The fair market value of shares was determined by the board of directors. The assumptions used in calculating the option award amounts are set forth in Note 18 to our consolidated financial statements as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015.

(2)
"All Other Compensation" for the named executive officers during fiscal 2015 is summarized below.

Name	Perquisites(i) ($)	Company 401(k) Match(ii) ($)	Supplemental Life Insurance(iii) ($)	Total "All Other Compensation" ($)
Leon J. Holschbach	10,327	7,800	5,542	23,669
Jeffrey G. Ludwig	9,750	7,800	—	17,550
Douglas J. Tucker	—	7,800	—	7,800

(i)
Amounts for Messrs. Holschbach and Ludwig reflect club dues and use of a Company-owned vehicle.

(ii)
Amount reflects Company matching contribution under the 401(k) Plan.

(iii)
Amount reflects premiums paid by the Company during 2015 with respect to supplemental life insurance.

General

        We compensate our named executive officers through a combination of base salary, annual bonuses, equity awards, and other benefits including perquisites. Our Compensation Committee believes the executive compensation packages that we provide to our executives, including the named executive officers, should include both cash and equity compensation that reward performance as measured against established corporate goals. Each element of compensation is designed to achieve a specific purpose and to contribute to a total package that is competitive with similar packages provided by other institutions that compete for the services of individuals like our named executive officers.

Base Salary

        The Compensation Committee reviews and approves base salaries of our named executive officers and sets the compensation of our chief executive officer. In setting the base salary of each named executive officer, the Committee relied on market data provided by our internal human resources department and survey data from industry resources. The Compensation Committee also retains independant consultants as it deems appropriate. Salary levels are typically considered annually as part of our performance review process and upon a promotion or other change in job responsibility.

Bonus

        Each named executive officer's employment agreement specifies an annual bonus target amount, stated as a percentage of the executive's salary for the applicable year. For the 2014 and 2015 fiscal years, the specified annual bonus targets for Messrs. Holschbach, Ludwig and Tucker were 50%, 40% and 35%, respectively. For the 2014 and 2015 fiscal years, the calculation of the amount of the cash bonuses paid to our named executive officers was based on the level of achievement of specified financial targets of net income and revenue, with 70% of each officer's bonus calculation having been based on the specified net income target and 30% based on the revenue target. Annual bonuses are approved by the Compensation Committee subject to the terms of the Company's Management Incentive Plan (MIP), which establishes risk-based metrics that must be met before annual bonuses may be paid, as more fully described below. In addition, executives may receive additional performance related bonuses with respect to certain material projects and transactions.

Equity Awards

        The equity awards reflected in the table above all relate to restricted stock, restricted stock unit and stock option awards issued pursuant to our Second Amended and Restated 2010 Long-Term

Incentive Plan (the "2010 LTIP"), which, as described more fully below, allows the Compensation Committee to establish the terms and conditions of the awards, subject to the plan terms.

Benefits and Other Perquisites

        The named executive officers are eligible to participate in the same benefit plans designed for all of our full-time employees, including health, dental, vision, disability and basic group life insurance coverage. We also provide our employees, including our named executive officers, with various retirement benefits. Our retirement plans are designed to assist our employees in planning for retirement and securing appropriate levels of income during retirement. The purpose of our retirement plans is to attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by our competitors.

        Midland States Bank 401(k) Profit Sharing Plan.    The Midland States Bank 401(k) Profit Sharing Plan, or the 401(k) Plan, is designed to provide retirement benefits to all eligible full-time and part-time employees of the Bank and its subsidiaries. The 401(k) Plan provides employees with the opportunity to save for retirement on a tax-favored basis. Named executive officers, all of whom were eligible during 2015, may elect to participate in the 401(k) Plan on the same basis as all other employees. Employees may defer 1% to 100% of their compensation to the 401(k) Plan up to the applicable IRS limit. We currently match employee contributions on the first 6% of employee compensation (50 cents for each $1). The Company match is contributed in the form of cash and is invested according to the employee's current investment allocation. No discretionary profit sharing contribution was made to the 401(k) Plan for 2015 or 2014.

        Amended and Restated Midland States Bancorp, Inc. Employee Stock Purchase Plan.    We maintain the Amended and Restated Midland States Bancorp, Inc. Employee Stock Purchase Plan for the benefit of our eligible employees. The plan is not intended to constitute an "employee stock purchase plan" within the meaning of Section 423 of the Code. Any employee who has been employed by us or any subsidiary is eligible to participate in the plan upon completion of the service requirements determined by the Compensation Committee. Pursuant to the plan, participating employees are permitted to use after-tax dollars, up to a maximum of $25,000 per calendar year of their compensation, to purchase shares of our common stock at the end of each calendar quarter. The purchase price for the stock is currently 90% of the stock's fair market value as of the first day of each quarterly offering period. While the Compensation Committee could elect a different discount percentage, it does not expect to do so in the foreseeable future. At any time our common stock is listed for trading on a principal national securities exchange, including the NASDAQ Global Select Market, the fair market value under this plan is deemed to be the officially quoted closing selling price of the shares on the applicable day.

        Second Amended and Restated Deferred Compensation Plan for Directors and Executives.    We maintain the Second Amended and Restated Deferred Compensation Plan for Directors and Executives of Midland States Bancorp, Inc., (Deferred Compensation Plan), for the benefit of our directors and certain senior executives. The plan provides directors and executives an opportunity to better plan for their financial futures by providing a vehicle for the deferral of current income taxation. Under the plan, directors and eligible senior executives are permitted to elect to defer all or a portion of their annual director fees, salary and/or bonus, as the case may be. Any deferrals are credited to a plan account and earn interest based on the notional investment elections of the directors and executives from a selection of measurement funds generally available to participants under the 401(k) Plan. One available notional investment alternative is Company stock units, which track the value of our common stock. As an incentive to elect our common stock as a measurement for investment return, and thereby further tie the individual's financial success to the Company, any director who defers all of his or her annual director fees and directs their investment to common stock units will receive an additional matching credit to his or her plan account equal to 25% of his or her deferred director fees. The matching contribution vests equally over the four years following crediting to a participant's plan account. The vesting will be accelerated in the case of a change in control of the Company or the participant's death, disability or retirement after reaching age 70. Participants can elect to receive their distributions in a lump sum or in installments spread over a period of up to 15 years.

        Health and Welfare Benefits.    Our named executive officers are eligible to participate in our standard health and welfare benefits program, which offers medical, dental, vision, life, accident, and disability coverage to all of our eligible employees. We do not provide the named executive officers with any health and welfare benefits that are not generally available to our other employees, except for Mr. Holschbach, to whom we provide supplemental life insurance coverage pursuant to the terms of his employment agreement.

        Perquisites.    We provide our named executive officers with certain perquisites that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. Based on this periodic review, perquisites are awarded or adjusted on an individual basis. The perquisites received by our named executive officers in 2015 included the following:

  •
  allowance for annual country club/social club dues; and

  •
  use of a Company-owned automobile.

        With respect to our named executive officers, country club allowances and the use of a Company car are only provided to Messrs. Holschbach and Ludwig.

Employment Agreements

        We have entered into employment agreements with each of our named executive officers, which generally describe the position and duties of each of the named executive officers, provide for a specified term of employment, describe base salary, bonus opportunity and other benefits and perquisites to which each executive officer is entitled, if any, set forth the duties and obligations of each party in the event of a termination of employment prior to expiration of the employment term and provide us with a measure of protection by obligating the named executive officers to abide by the terms of restrictive covenants during the terms of their employment and thereafter for a specified period of time.

        Mr. Holschbach.    As part of our executive management succession planning and development, effective as of November 16, 2015, we entered into a transitional employment agreement and supplemental retirement benefit agreement with Mr. Holschbach in order to provide for the systematic succession and transition of his duties as President and Chief Executive Officer of the Company and of the Bank, leading up to his anticipated retirement on December 31, 2018. As part of this process, in February 2016 Mr. Ludwig assumed responsibility as President of the Bank. The agreements with Mr. Holschbach provide for an employment period through December 31, 2018, which is Mr. Holschbach's planned retirement date. Mr. Holschbach will serve as President and Chief Executive Officer of the Company and Vice Chairman and Chief Executive Officer of the Bank until the boards appoint his successors for various duties on or after specified dates during the employment period. Mr. Holschbach will continue to serve as a member of the boards of directors of the Company and the Bank until the Company's annual shareholders meeting to be held in 2020. During the employment period, Mr. Holschbach is eligible for discretionary annual salary increases and continued participation in the bonus program. Under the agreement, Mr. Holschbach's target bonus is required to be at least 50% of his salary. Mr. Holschbach is also entitled to receive grants of restricted stock units in December of each of 2015, 2016, and 2017, each having a grant date fair value equal to 33% of his then current salary. He is also eligible to receive supplemental retirement payments in each of 2019,

2020, and 2021, equal to 50%, 40%, and 30%, respectively, of his final salary at his retirement date, provided that Mr. Holschbach remains employed through his retirement date and remains available to provide assistance to the Company in each of the subsequent years in which he is receiving benefits. Grants of restricted stock units and the supplemental retirement benefits will vest in 33 1/3% annual increments with any unvested amounts becoming fully vested upon his retirement date. Mr. Holschbach will also become fully vested in all restricted stock units and supplemental retirement benefits upon death, disability, change in control, or a termination without cause or resignation for good reason. Dividend equivalents on restricted stock units will only be paid upon vesting. In connection with entering into the agreements, the Company agreed to amend Mr. Holschbach's existing stock option awards to extend the period of exercisability to the earlier of December 31, 2020, or their original expiration date without regard to Mr. Holschbach's employment status, other than in the event of a termination for cause.

        Following Mr. Holschbach's termination of employment during the employment period, he will be subject to non-competition and non-solicitation restrictions for a period of 18 months (12 months if such termination occurs within six months before or 24 months after a change in control of the Company). In the event Mr. Holschbach's employment is terminated other than for cause or he resigns for good reason, he will be entitled to the sum of his then current salary plus his average bonus payments for the prior three years, determined through the end of the employment period, with such amount paid in installments over 12 months. If such termination occurs in connection with a change of control, he will be entitled to a lump sum payment equal to 200% of the sum of his then current salary plus his average bonus payments for the prior three years. In both cases, he will also be entitled to continued COBRA insurance coverage at employee rates for up to 18 months post-termination and a pro rata bonus for the year of termination.

        Mr. Ludwig.    Our employment agreement with Mr. Ludwig provides for an initial term of three years, with an automatic renewal for an additional one-year period commencing on the first anniversary of the effective date and each anniversary thereafter, unless either party provides written notice of nonrenewal ninety days prior to the extension date. Under the agreement, Mr. Ludwig's target bonus was required to be at least 40% of his base salary. In connection with his appointment as President of the Bank in February 2016, Mr. Ludwig's employment agreement was amended to provide that his target bonus will be at least 45% of his base salary. If a change in control of the Company occurs during the term of the agreement, the agreement will remain in effect for the two-year period following the change in control. Following Mr. Ludwig's termination of employment, he will be subject to non-competition and non-solicitation restrictions for a period of 12 months. In the event Mr. Ludwig's employment is terminated other than for cause or he resigns for good reason, he will be entitled to a payment equal to 100% (150% if in connection with a change in control) of the sum of his salary plus the average of his bonus payments for the prior three years. He will also be entitled to COBRA coverage at employee rates for up to 18 months and a pro rata bonus for the year of termination.

        Mr. Tucker.    Our employment agreement with Mr. Tucker provides for an initial term of two years, with an automatic renewal for an additional one-year period commencing on the first anniversary of the effective date and each anniversary thereafter, unless either party provides written notice of nonrenewal ninety days prior to the extension date. Under the agreement, Mr. Tucker's target bonus is required to be at least 35% of his base salary. If a change in control of the Company occurs during the term of the agreement, the agreement will remain in effect for the two-year period following the change in control. Following Mr. Tucker's termination of employment, he will be subject to non-competition and non-solicitation restrictions for a period of 12 months. In the event Mr. Tucker's employment is terminated other than for cause or he resigns for good reason, he will be entitled to a payment equal to 50% (100% if in connection with a change in control) of the sum of his salary plus the average of his bonus payments for the prior three years. He will also be entitled to COBRA coverage at employee rates for up to 12 months and if his termination is in connection with a change in control, and a pro rata bonus for the year of termination.

        Our obligation to pay any severance under each of the employment agreements is conditioned on the execution by the named executive officer of a general release and waiver of any and all claims with respect to their employment with the Company.

Management Incentive Plan (MIP)

        General.    In 2011, the Compensation Committee adopted the MIP to establish risk management guidelines for the payment of bonuses. The MIP specifies risk-based metrics for annual performance bonuses for the Company's and the Bank's executive officers, with complete or partial forfeitures of annual bonuses if the risk-based metrics are not met. The MIP also specifies the combination of cash and equity awards with respect to bonuses paid to our executives.

        Performance and Risk-Based Metrics.    The Committee has determined that maintaining specified capital levels and asset quality levels is critical to the Company's long-term performance, and has selected each of these as appropriate risk-based metrics under the MIP. As such, regardless of performance, each named executive officer's annual bonus is subject to partial or complete forfeiture if these risk-based metrics are not satisfied. With respect to capital levels, the MIP requires that as of the close of business for any given bonus year, the Bank's Tier 1 leverage ratio must be at least 7.25% for full bonuses to be paid. If the Bank's Tier 1 leverage ratio is below 7.25% bonuses will be reduced, and if the Tier 1 leverage ratio falls below 6.75%, no bonus will be paid for that year, provided, however, that the Compensation Committee is permitted to take into consideration strategic or other events believed to be in the long term interests of the Company and shareholder value that may have had a short term negative impact on the Tier 1 leverage ratio.

        With respect to asset quality, the Company must achieve a ratio of nonperforming assets to total assets that is not greater than 120% of that of our peers, as determined by the Compensation Committee. However, regardless of the average level of the applicable peer group, the metric will be deemed to be satisfied if the Company's ratio of nonperforming assets to total assets is equal to or less than 2.0%. If the Company's ratio of nonperforming assets to total assets is above 2.0% and exceeds 120% of its peer group average, performance-based bonuses will be proportionately reduced.

        In the event that either of the risk-based metrics are not fully achieved, and therefore performance bonuses for the respective year were partially or completely forfeited, the MIP provides that each executive officer will be eligible for a restoration bonus in the following year if the appropriate levels of capital and/or asset quality are restored, as of the end of that next fiscal year and the executive officer is still employed by the Company.

Mix of Cash and Equity

        The MIP also establishes the percentage of any annual performance bonus to be paid in cash and equity. Under the MIP, bonuses up to 125% (in the case of our chief executive officer and chief financial officer) and 150% (in the case of our other executive officers) of the officer's annual salary will be payable solely in cash. Bonuses above such amounts, will be payable in equity awards. In determining these percentages, the Committee considered a variety of factors, including the significant aggregate equity ownership of our executive management team (including substantial cash investments in Company shares) and the after-tax consequences to our executives of granting bonuses in the form of equity.

Long Term Incentive Plans

        Equity based incentive awards are currently made though the Company's 2010 LTIP. The Company also maintains the Midland States Bancorp, Inc. Omnibus Stock Ownership and Long Term Incentive Plan, and the Third Amendment and Restatement Midland States Bancorp, Inc. 1999 Stock Option Plan ("Prior Incentive Plans"). As of the effective date of the 2010 LTIP, no further awards may be granted under the Prior Incentive Plans. However, any previously outstanding incentive award granted under the Prior Incentive Plans remains subject to the terms of such plans until the time it is no longer outstanding.

  Midland States Bancorp, Inc. Second Amended and Restated 2010 Long-Term Incentive Plan.

        General.    The 2010 LTIP was adopted by our board on October 18, 2010 and approved by our shareholders on November 23, 2010. The 2010 LTIP was designed to ensure continued availability of equity awards that will assist the Company in attracting, retaining and rewarding key employees, directors and other service providers. Pursuant to the 2010 LTIP, the Compensation Committee is allowed to grant awards to eligible persons in the form of qualified and non-qualified stock options, restricted stock, restricted stock units, stock appreciation rights and other incentive awards. Up to 2,000,000 shares of common stock are available for issuance under the plan. As of March 31, 2016, there were 1,057,273 shares available for issuance under the plan. Awards vest, become exercisable and contain such other terms and conditions as determined by the Compensation Committee and set forth in individual agreements with the employees receiving the awards. The plan enables the Compensation Committee to set specific performance criteria that must be met before an award vests under the plan. The 2010 LTIP allows for acceleration of vesting and exercise privileges of grants if a participant's termination of employment is due to a change in control, death or total disability. If a participant's job is terminated for cause, then all unvested awards expire at the date of termination.

        Eligibility.    All employees and directors of, and service providers to, the Company and its subsidiaries are eligible to become participants in the Plan, except that non-employees may not be granted incentive stock options. The Committee will determine the specific individuals who will be granted awards under the Plan and the type and amount of any such awards.

        Options.    The Committee may grant incentive stock options and non-qualified stock options to purchase stock at an exercise price determined under the award. Each stock option must be granted pursuant to an award agreement setting forth the terms and conditions of the individual award. Awards of stock options may expire no later than 10 years from the date of grant (and no later than five years from the date of grant in the case of a 10% shareholder with respect to an incentive stock option).

        The exercise price of an option generally may not be less than the fair market value of Company common stock on the date the option is granted (or, if greater, the par value of a share of stock). The exercise price of an incentive stock option awarded to a 10% shareholder may not be less than 110% of the fair market value of the stock on the date the option is granted. The exercise price of an option may, however, be higher or lower than the grant date fair market value for an option granted in replacement of an existing award held by an employee, director or service provider of a third party that is acquired by the Company or one of its subsidiaries. The exercise price of an option may not be decreased after the date of grant nor may an option be surrendered to the Company as consideration for the grant of a replacement option with a lower exercise price, except as approved by the Company's shareholders, or as adjusted for corporate transactions described above.

        Options awarded under the Plan will be exercisable in accordance with the terms established by the Committee. Any incentive stock option granted under the Plan that does not qualify as an incentive stock option will be deemed to be a non-qualified stock option and the Committee may unilaterally modify any incentive stock option to disqualify it as an incentive stock option. The full purchase price of each share of stock purchased upon the exercise of any option must be paid at the time of exercise of an option. Except as otherwise determined by the Committee, the purchase price of an option may be paid in cash, by personal, certified or cashiers' check, in shares of Company common stock (valued at fair market value as of the day of exercise) either via attestation or actual delivery, by net exercise such that, without the payment of any funds, the net number of shares of stock received will be equal in value to the number of shares of stock as to which the option is being exercised, multiplied by a fraction, the numerator of which is the fair market value less the exercise price, and the denominator of which is such fair market value, by other property deemed acceptable by the Committee, by irrevocably authorizing a third party to sell shares of Company common stock and remit a sufficient portion of the proceeds to the Company, or by other property deemed acceptable or a combination thereof.

        Stock Appreciation Rights.    Stock appreciation rights entitle the participant to receive cash and/or stock equal in value to, or based on the value of, the amount by which the fair market value of a specified number of shares on the exercise date exceeds an exercise price established by the Committee. The exercise price for a stock appreciation right generally may not be less than the fair market value of the stock on the date the stock appreciation right is granted, provided, however, that the exercise price may be higher or lower for a stock appreciation right granted in replacement of an existing award held by an employee, director or service provider of a third party that is acquired by the Company or one of its subsidiaries. Stock appreciation rights will be exercisable in accordance with the terms established by the Committee.

        Stock Awards.    A stock award is a grant of shares of Company common stock or a right to receive shares of Company common stock (or an equivalent amount of cash or a combination of both) in the future. Such awards may include, but are not limited to, bonus shares, stock units, performance shares, performance units, restricted stock or restricted stock units or any other equity-based award as determined by the Committee.

        The specific conditions, including the performance measures, performance objectives or period of service requirements that may apply to stock awards are set by the Committee in its discretion.

        Cash Incentive Awards.    A cash incentive award is the grant of a right to receive a payment of cash (or Company common stock having a value equivalent to the cash otherwise payable), determined on an individual basis or as an allocation of an incentive pool that is contingent on the achievement of performance objectives established by the Committee. The Committee may grant cash incentive awards that may be contingent on achievement of a participant's performance objectives over a specified period established by the Committee. The grant of cash incentive awards may also be subject to such other conditions, restrictions and contingencies, as determined by the Committee.

        Forfeiture.    Unless specifically provided to the contrary in an award agreement, upon notification of termination of employment for cause, in the case of employees, and termination of service for cause, in the case of non-employee directors or other service providers, any outstanding award held by such employee, non-employee director or service provider will terminate immediately, the award will be forfeited and the participant will have no further rights thereunder.

        Section 162(m) of the Code.    Under Section 162(m) of the Internal Revenue Code, the deduction for a publicly held corporation for otherwise deductible compensation to a "covered employee" (the chief executive officer and the next three most highly compensated executive officers (other than the chief financial officer)) is limited to $1 million per year. However, in the case of a corporation that becomes a publicly held corporation in connection with an initial public offering, the $1 million per year deduction limit does not apply during a limited "transition period" to any remuneration paid pursuant to a compensation plan that existed during the period in which the corporation was not publicly held, if the prospectus accompanying the initial public offering disclosed information concerning those plans that satisfied all applicable securities laws then in effect.

        The Company intends to rely on the transition relief described in the immediately preceding paragraph in connection with awards under the Plan until the earliest of the four following events: (i) the expiration of the Plan; (ii) the material modification of the Plan; (iii) the issuance of all stock and other compensation that has been allocated under the Plan; or (iv) the first meeting of the Company's shareholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering of the Company's common stock occurs.

        Change in Control.    Unless otherwise provided in an award agreement, upon the occurrence of a change in control of the Company (as defined in the Plan), all outstanding stock options and stock appreciation rights held by a participant will become fully exercisable and all stock awards or cash incentive awards held by a participant will become fully earned and vested. In the event an award constitutes "deferred compensation" for purposes of Section 409A of the Internal Revenue Code, and the settlement or distribution of benefits under such award are triggered by a change in control, such settlement or distribution will be subject to the change in control also constituting a "change in control event" under Section 409A of the Internal Revenue Code.

        Amendment and Termination.    The Plan will remain in effect as long as any awards under it are outstanding; provided, however, that no awards may be granted after the 10-year anniversary of the effective date of the Plan. The Company generally reserves the right to amend or terminate the Plan at any time, except that, once our shares have been listed on NASDAQ, the Plan may not be amended without the approval of the Company's shareholders to permit:

  •
  a material increase of the benefits accruing to participants;

  •
  a material increase of the number of shares of stock that may be issued; or

  •
  a material modification of the requirements for participation;

provided, however, that the Plan may be amended at any time to conform to any present or future law, including but not limited to amendments to the Plan or outstanding awards in order to comply with, or to avoid the application of, Section 409A of the Internal Revenue Code, and related regulations and guidance.

        U.S. Federal Income Tax Treatment.    Under present U.S. federal income tax laws, awards granted under the Plan generally should have the following tax consequences:

        Non-Qualified Stock Options.    The grant of a non-qualified option generally will not result in taxable income to the participant. The participant generally will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares acquired over the exercise price for those shares and the Company will be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares generally will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

        Incentive Stock Options.    The grant of an incentive stock option generally will not result in taxable income to the participant. The exercise of an incentive stock option generally will not result in taxable income to the participant provided that the participant was (without a break in service) an employee of the Company or a subsidiary during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant is "disabled," as that term is defined in the Internal Revenue Code).

        The excess of the fair market value of the shares at the time of the exercise of an incentive stock option over the exercise price generally will be an adjustment that is included in the calculation of the participant's alternative minimum taxable income for the tax year in which the incentive stock option is exercised. For purposes of determining the participant's alternative minimum tax liability for the year of disposition of the shares acquired pursuant to the incentive stock option exercise, the participant will have a basis in those shares equal to the fair market value of the shares at the time of exercise.

        If the participant does not sell or otherwise dispose of the shares within two years from the date of the grant of the incentive stock option or within one year after the transfer of such stock to the participant, then, upon disposition of such shares, any amount realized in excess of the exercise price generally will be taxed to the participant as capital gain. A capital loss will be recognized to the extent that the amount realized is less than the exercise price.

        If the foregoing holding period requirements are not met, the participant generally will realize ordinary income at the time of the disposition of the shares, in an amount equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price and the Company generally will be entitled to a corresponding deduction. If the amount realized exceeds the value of the shares on the date of exercise, any additional amount generally will be capital gain. If the amount realized is less than the exercise price, the participant generally will recognize no income, and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

        Stock Appreciation Rights.    The grant of a stock appreciation right generally will not result in taxable income to the participant. Upon exercise of a stock appreciation right, the fair market value of shares received generally will be taxable to the participant as ordinary income and the Company will be entitled to a corresponding deduction. Gains and losses realized by the participant upon disposition of any such shares generally will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

        Stock Awards.    A participant who has been granted a stock award generally will not realize taxable income at the time of grant, provided that the stock subject to the award is not delivered at the time of grant, or if the stock is delivered, it is subject to restrictions that constitute a "substantial risk of forfeiture" for U.S. federal income tax purposes and the participant has not filed an Internal Revenue Code Section 83(b) election to be taxed at the time of grant. Upon the later of delivery or vesting of shares subject to an award (or the filing of a Code Section 83(b) election), the participant generally will realize ordinary income in an amount equal to the then fair market value of those shares and the Company will be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares generally will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of delivery or vesting (or the filing of a Code Section 83(b) election). Dividends paid to the participant during the restriction period, if so provided, generally will also be compensation income to the participant and the Company will be entitled to a corresponding deduction. In the case of stock awards settled in cash, the participant generally will realize taxable income at the time the cash is distributed and the Company will be entitled to a corresponding deduction.

        Cash Incentive Awards.    A participant generally will realize taxable income at the time the cash incentive award is distributed and the Company will be entitled to a corresponding deduction.

        Withholding of Taxes.    All distributions under the Plan are subject to withholding of all applicable taxes and the Committee may condition the delivery of any shares or other benefits under the Plan on satisfaction of the applicable withholding obligations. Except as otherwise provided by the Committee, such withholding obligations generally may be satisfied through cash payment by the participant, through the surrender of shares of Company stock that the participant already owns or through the surrender of shares of Company stock to which the participant is otherwise entitled under the Plan.

        Midland States Bancorp, Inc. Omnibus Stock Ownership and Long Term Incentive Plan.    The Company adopted this plan in 2008 to replace our 1999 Stock Option Plan. Under the plan, we were permitted to grant awards to eligible persons in the form of qualified and non-qualified stock options, restricted stock, restricted stock units, and long-term incentive compensation units and stock appreciation rights. We had reserved up to 100,000 shares of common stock for issuance under the plan. After approval of our 2010 LTIP, no additional grants were to be made under this plan. Awards that were granted under this plan will vest, become exercisable and contain such other terms and conditions as determined by the Compensation Committee and set forth in individual agreements with the employees receiving the awards. The plan allows for acceleration of vesting and exercise privileges of grants prior to the consummation of a change in control transaction, or the death or total disability of the participant. If a participant's job is terminated for cause, then all unvested awards expire at the date of termination.

        Third Amendment and Restatement Midland States Bancorp, Inc. 1999 Stock Option Plan.    The Company adopted this plan in 1999. Under the plan, we were permitted to grant awards to eligible persons in the form of qualified and non-qualified stock options. We had reserved up to 49,325 shares of common stock for issuance under the plan. After approval of our Omnibus LTIP, no additional grants were to be made under this plan. Awards that were granted under this plan will become exercisable and contain such other terms and conditions as determined by the Compensation Committee and set forth in individual agreements with the employees receiving the awards. The plan allows for acceleration of exercise privileges of grants upon occurrence of a change in control. If a participant's job is terminated for cause, then all unvested awards expire at the date of termination.

Outstanding Equity Awards at Fiscal Year End

        The following table provides information for each of our named executive officers regarding outstanding stock options and unvested stock awards held by the officers as of December 31, 2015. Market values are presented as of the end of 2015 (based on the assumed per share fair market value of our common stock of $23.00 on December 31, 2015) for outstanding stock awards, which include 2015 grants and prior-year grants.

	Option Awards					Stock Awards
			Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(2) (#)
	Number of Securities Underlying Unexercised Options(1)					Number of Shares or Units of Stock That Have Not Vested(1) (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
				Option Exercise Price ($)
Name	Exercisable (#)	Unexercisable (#)			Option Expiration Date
Leon J. Holschbach	50,000	—	—	14.60	08/15/17	—		—
	8,500	—	—	14.70	05/05/18	—		—
	28,190	—	—	11.75	06/22/19	—		—
	31,500	—	—	15.20	12/31/19	—		—
	11,820	—	—	18.16	12/06/20	—		—
	14,556	—	—	14.75	12/16/21	—		—
	10,554	3,518	—	16.00	12/13/22	—		—
	8,136	8,138	—	16.59	12/10/23	—		—
	—	—	90,000	18.00	08/05/24	—		—
	5,691	17,071	—	21.00	12/02/24	—		—
	—	—	—	—	—	15,225	(3)	350,175
Jeffrey G. Ludwig	7,000	—	—	14.70	05/05/18	—		—
	18,190	—	—	11.75	06/22/19	—		—
	15,000	—	—	15.20	12/31/19	—		—
	16,790	—	—	18.16	12/06/20	—		—
	8,356	—	—	14.75	12/16/21	—		—
	6,056	2,019	—	16.00	12/13/22	—		—
	4,740	4,742	—	16.59	12/10/23	—		—
	—	—	60,000	18.00	08/05/24	—		—
	3,188	9,565	—	21.00	12/02/24	—		—
	—	16,800	—	23.00	11/03/25	—		—
	—	—	—	—	—	7,036		161,828
Douglas J. Tucker	25,000	—	—	17.50	10/15/20	—		—
	5,424	—	—	14.75	12/16/21	—		—
	5,500	—	—	16.00	12/13/22	—		—
	2,949	2,950	—	16.59	12/10/23	—		—
	—	—	40,000	18.00	08/05/24	—		—
	1,788	5,365	—	21.00	12/02/24
	—	11,566	—	23.00	11/03/25	—		—
	—	—	—	—	—	4,009		92,207

(1)
Except as noted in footnote 3, below, all awards in this column that remain subject to vesting vest in 25% increments on the first, second, third and fourth anniversary of the date of grant. These equity awards are accelerated and vest in full upon a change in control of the Company.

(2)
These options became eligible for vesting upon the closing of the Heartland Bank acquisition on December 31, 2014. The options vest based on the Company achieving an aggregate net income target for the three-year period ending December 31, 2017. If 90% to 100% of targeted net income is achieved, 100% of the options will vest. If 80% to 90% of targeted net income is achieved, 75% of the options will vest. If less than 80% of targeted net income is achieved, none of the options will vest. These options are accelerated and vest in full upon a change in control of the Company.

(3)
Includes a grant of 7,596 restricted stock units made in 2015, which vest in 33 1/3% increments on the first, second and third anniversary of the date of grant. Mr. Holschbach's restricted stock units are accelerated and vest in full upon his retirement date, death, disability, change in control, or a termination without cause or for good reason.

Director Compensation

        The following table sets forth information regarding 2015 compensation for each of our nonemployee directors.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)(1)	Total ($)
Deborah A. Golden(2)	3,281	820	4,101
Jerry L. McDaniel	64,050	16,013	80,063
Jeffrey M. McDonnell(3)	18,375	3,773	22,148
Dwight A. Miller	37,801	9,450	47,251
Richard T. Ramos	49,351	12,338	61,689
Laurence A. Schiffer(4)	—	—	—
John M. Schultz	91,837	22,959	114,796
Robert F. Schultz	68,250	17,063	85,313
Thomas D. Shaw	58,800	14,700	73,500
Jeffrey C. Smith	68,250	—	68,250

(1)
Reflects amounts accrued during 2015 as the matching portion of director fees deferred under the Deferred Compensation Plan paid by the Company or the Bank.

(2)
Ms. Golden became a director in November 2015.

(3)
Mr. McDonnell became a participant in the Deferred Compensation Plan effective as of April 1, 2015. Director fees earned by Mr. McDonnell prior to April 1, 2015 were paid in cash.

(4)
Under the terms of Mr. Schiffer's noncompetition agreement with the Company, which was entered into in connection with the Heartland Bank acquisition, Mr. Schiffer is entitled to receive an annual payment of $250,000 for each year of the three-year restricted period. During that period, Mr. Schiffer is not entitled to receive any director fees, but will be entitled to receive committee fees if he serves on more than one committee of the board.

        Director fees for 2015 were based upon annual retainers for service on the Company and Bank boards of directors, with additional fees paid for serving as chairman of the full board of directors or of a committee of the board. Under the compensation program, directors were provided with an annual retainer fee of $13,125 for service on the Company board and $13,125 for service on the Bank board. The chairman of the Company board was entitled to an additional fee of $51,250. The chairs of the audit and compensation committees were entitled to an additional fee of $12,600. Members of the audit, compensation, and capital management & M&A committees, as well as the chairs of the nominating and corporate governance, and capital management & M&A committee, received an additional fee of $5,250. Members of the governance and ALCO committees each receive an additional fee of $3,150.

        In 2016 we adopted a new director compensation policy for our nonemployee directors. Under the policy, nonemployee directors are provided with an annual retainer fee of $14,000 for service on the Company board and $14,000 for service on the Bank board. The chairman of the Company board is entitled to an additional fee of $54,000. The chair of the audit committee is entitled to an additional fee of $13,500, and other members of the committee are entitled to an additional fee of $5,750. The chair of the compensation committee is entitled to an additional fee of $13,500, and other members of the committee are entitled to an additional fee of $5,500. The chair of the nominating and corporate governance committee is entitled to an additional fee of $5,500, and other members of the committee are entitled to an additional fee of $3,500. Members of the capital management & M&A committee are entitled to an additional fee of $5,500. Members of the ALCO committee are entitled to an additional fee of $3,500.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        In addition to the compensation arrangements with directors and executive officers described in "Executive Compensation" above, the following is a description of transactions since January 1, 2015, to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than five percent of our capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.

Acquisition of Love Savings Holding Company

        As previously described, on December 31, 2014, we acquired Love Savings Holding Company. Laurence A. Schiffer was president, co-chief executive officer and a principal owner of Love Savings Holding Company. Jeffrey M. McDonnell was a director of Love Savings Holding Company. John F. McDonnell, father of Jeffrey M. McDonnell, and James S. McDonnell III, brother of John F. McDonnell, were principal owners of Love Savings Holding Company. Andrew S. Love, Jr. was chairman, co-chief executive officer and a principal owner of Love Savings Holding Company.

        As a result of the merger, Laurence A. Schiffer and Jeffrey M. McDonnell were named directors of the Company, as described in more detail under "Management—Board of Directors." Additionally, Andrew S. Love, Jr. and John F. McDonnell each became beneficial holders of more than five percent of our capital stock as a result of the merger. Andrew S. Love, Jr. and Laurence A. Schiffer are also entitled to receive additional consideration based on the earnings of Love Funding for two years after the closing of the Merger. See Note 2 (Acquisitions) of the Notes to Consolidated Financial Statements included elsewhere in this prospectus.

        Pursuant to separate noncompetition agreements, each of Andrew S. Love, Jr. and Laurence A. Schiffer also receives $250,000 per year for three years after the effective date of the merger. Additionally, Laurence A. Schiffer, Andrew S. Love, Jr., John F. McDonnell, James S. McDonnell III, Hallmark Investment Corporation, or Hallmark, and Love Group, LLC, Love Investment Company, Love Real Estate Company, The Love Family Charitable Trust and a trust for the benefit of Andrew Sproule Love, Jr., or the Love Related Entities, have entered into an indemnification agreement pursuant to which the Love Related Entities agreed to indemnify the Company and the Company agreed to indemnify the Love Related Entities and the McDonnell Family for certain losses or claims following the closing date of the merger. Andrew S. Love, Jr. is the manager of Love Group, LLC, chairman of Hallmark, Love Investment Company and Love Real Estate Company, trustee of The Love Family Charitable Trust and co-trustee of the trust under the will of Andrew Sproule Love for the benefit of Andrew Sproule Love, Jr. Laurence A. Schiffer is the president of Hallmark, Love Investment Company and Love Real Estate Company.

        Andrew S. Love, Jr. and the Love Related Entities have entered into a Shareholders' Agreement with the Company, and James S. McDonnell III and John F. McDonnell have entered into a similar Shareholders' Agreement with the Company. Each Shareholders' Agreement provides that, until their respective group owns less than 10 percent of the outstanding voting securities of the Company, such individuals or entities may not make proposals with respect to business combinations, restructuring, acquisitions or other matters, and may not acquire additional shares of common stock, subject to certain exceptions. The Shareholders' Agreements also require such individuals and entities generally to vote in favor of proposals approved by the board and against proposals not approved by the board until April 7, 2017.

Registration Rights

        We have granted the Richard E. Workman 2001 Trust, beneficial holders of more than five percent of our capital stock, registration rights pursuant to a registration rights agreement. For a further description of these rights, see "Description of Capital Stock—Common Stock—Registration Rights."

        We have also granted the Love Related Entities, Andrew S. Love, Jr., Laurence A. Schiffer, James S. McDonnell III, and John F. McDonnell, each a former shareholder of Love Savings Holding Company, registration rights pursuant to a registration rights agreement. For a further description of these rights, see "Description of Capital Stock—Common Stock—Registration Rights."

AKRA Builders Inc.

        Robert F. Schultz, a member of our board of directors, is the chairman and a shareholder of the board of directors of AKRA Builders Inc., a national construction, design-build and project management firm headquartered in Teutopolis, Illinois. Since January 1, 2015, the Company has paid AKRA Builders Inc. approximately $1.8 million in connection with contracting and construction services provided to the Company. John M. Schultz, also a member of our board of directors, is the brother of Robert F. Schultz.

Leases

        Our branch bank in Town and Country, Missouri, is leased from Mason Woods Village, LLC, of which Andrew S. Love, Jr. is the manager. Our regional office in Clayton, Missouri, is leased from Heartland Place, L.L.C. The sole member of Heartland Place, L.L.C. is the testamentary trust under will of Andrew Sproule Love, Deceased, of which Andrew S. Love, Jr. is a co-trustee. Andrew S. Love, Jr. beneficially owns more than five percent of our voting securities. Mr. Love became an affiliate of the Company in connection with the Heartland Bank acquisition. Since January 1, 2015, the Company has paid an aggregate of $693,000 in rent under these leases. The Company believes the terms of each of these leases are consistent with terms for similar properties that could be received in arm's-length negotiations with third parties, and each of these branches were in these locations prior to the Heartland Bank acquisition.

Ordinary Banking Relationships

        Our directors, officers, beneficial owners of more than five percent of our voting securities and their associates were customers of and had transactions with us in the past, and additional transactions with these persons are expected to take place in the future. All outstanding loans and commitments to loan with these persons were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company or the Bank and did not involve more than the normal risk of collectability or present other unfavorable features. All such loans are approved by the Bank's board of directors in accordance with the bank regulatory requirements. Similarly, all certificates of deposit and depository relationships with these persons were made in the ordinary course of business and involved substantially the same terms, including interest rates, as those prevailing at the time for comparable depository relationships with persons not related to the Company or the Bank.

Policies and Procedures Regarding Related Party Transactions

        Transactions by the Company or the Bank with related parties are subject to certain regulatory requirements and restrictions, including Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by the Bank with its affiliates) and the Federal Reserve's Regulation O (which governs certain loans by the Bank to its executive officers, directors and principal shareholders).

        Under applicable SEC and NASDAQ rules, related party transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Related parties of the Company include directors (including nominees for election as directors), executive officers, five percent shareholders and the immediate family members of these persons. Our Corporate Counsel, in consultation with management and outside counsel, as appropriate, will review potential related party transactions to determine if they are subject to the policy. If so, the transaction will be referred to Audit Committee for approval. In determining whether to approve a related party transaction, the Audit Committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party's interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related party, whether the transaction would impair an outside director's independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information as of March 31, 2016 regarding the beneficial ownership of our common stock, and as adjusted to reflect the completion of this offering:

  •
  each shareholder known by us to beneficially own more than 5% of our outstanding common stock;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each selling shareholder.

        We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days. For purposes of calculating each person's percentage ownership, common stock issuable pursuant to options exercisable within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person's name.

        The percentage of beneficial ownership is based on 11,868,707 shares of our common stock outstanding as of March 31, 2016 and 14,912,959 shares to be outstanding after the completion of this offering (or 15,493,759 shares if the underwriters exercise their purchase option in full), in each case including 63,928 shares of restricted stock awarded under our stock incentive plan but not vested as of such date. The table does not reflect any shares of common stock that may be purchased in this offering.

        The address for each shareholder listed in the table below is: c/o Midland States Bancorp, Inc., 1201 Network Centre Drive, Effingham, Illinois 62401.

				Shares Beneficially Owned After the Offering(1)
	Shares Beneficially Owned Prior to the Offering(1)
					If Option Not Exercised	If Option Exercised in Full
			Shares Offered
Name	#	%		#	%	%
5% shareholders and selling shareholders:
Richard E. Workman 2001 Trust(2)	1,354,277	11.4%	400,000	954,277	6.4%	6.2%
Andrew S. Love, Jr.(3)	983,350	8.3	11,852	888,847	6.0	5.7
John F. McDonnell(4)	666,491	5.6	333,245	333,246	2.2	2.2
Bank of America and Andrew Sproule Love, Jr. as Trustees U/T/W Andrew Sproule Love FBO Andrew Sproule Love, Jr.	282,671	2.4	32,671	250,000	1.7	1.6
Love Real Estate Company	99,980	*	49,980	50,000	*	*
Directors and named executive officers:
Leon J. Holschbach(5)	311,896	2.6	—	311,896	2.1	2.0
Jeffrey G. Ludwig(6)	237,215	2.0	—	237,215	1.6	1.5
Douglas J. Tucker(7)	48,114	*	—	48,114	*	*
Deborah A. Golden	—	—	—	—	—	—
Jerry L. McDaniel(8)	194,648	1.6	—	194,648	1.3	1.3
Jeffrey M. McDonnell	—	—	—	—	—	—
Dwight A. Miller(9)	71,095	*	—	71,095	*	*
Richard T. Ramos(10)	12,845	*	—	12,845	*	*
Laurence A. Schiffer(11)	430,098	3.6	—	380,118	2.5	2.5
John M. Schultz(12)	462,233	3.9	—	462,233	3.1	3.0
Robert F. Schultz(13)	384,928	3.2	—	384,928	2.6	2.5
Thomas D. Shaw(14)	8,618	*	—	8,618	*	*
Jeffrey C. Smith(15)	30,498	*	—	30,498	*	*
All directors and executive officers as a group (17 persons)(16)	2,412,218	19.6	—	2,362,238	15.4	14.8

*
Indicates one percent or less.

(1)
Beneficial ownership includes shares of unvested restricted stock that officers are entitled to vote, but does not include common stock equivalent units owned by directors or officers under the Deferred Compensation Plan. The selling shareholders named in this prospectus are offering to sell an aggregate of 827,748 shares in the offering. If any of the selling shareholders determine to sell less than the full number of shares offered by them pursuant to this prospectus, then (i) the number of shares beneficially owned by them after the offering would increase by such amount, and (ii) the number of shares that the underwriters may purchase from us pursuant to their purchase option would decrease by 15% of such amount.

(2)
Consists of 1,354,277 shares held by the Richard E. Workman 2001 Trust.

(3)
Consists of 983,350 shares held by Mr. Love individually, or by entities he controls, and excludes shares held by family members of Mr. Love, for which Mr. Love disclaims beneficial ownership. An aggregate of 94,503 shares that are currently beneficially owned by Mr. Love are being offered pursuant to this prospectus, including (i) 11,852 shares held by Mr. Love individually, (ii) 32,671 shares held by Bank of America and Andrew Sproule Love, Jr. as Trustees U/T/W of Andrew Sproule Love FBO Andrew Sproule Love, Jr., and (iii) 49,980 shares held by Love Real Estate Company.

(4)
Consists of 666,491 shares held by Mr. McDonnell individually and excludes 348,341 shares held by James S. McDonnell III, his brother, as to which John F. McDonnell disclaims beneficial ownership.

(5)
Consists of: (i) 98,396 shares held by Mr. Holschbach individually; (ii) 44,553 shares held by Mr. Holschbach jointly with his spouse; and (iii) 168,947 shares subject to stock options that are currently exercisable or are exercisable within 60 days of March 31, 2016. 62,136 shares are pledged as security for indebtedness. Excludes 7,596 shares subject to restricted stock unit awards that are currently unvested and that are not deemed to be shares beneficially owned by Mr. Holschbach.

(6)
Consists of: (i) 125,049 shares held individually; (ii) 21,277 shares held jointly with Mr. Ludwig's spouse; (iii) 11,569 shares held by JQ Properties, LLC; and (iv) 79,320 shares subject to stock options that are currently exercisable or are exercisable within 60 days of March 31, 2016. Mr. Ludwig is a Manager and a member of, and has shared voting and investment power over the shares held by JQ Properties, LLC, but disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. 91,014 shares are pledged by Mr. Ludwig as security and 11,569 shares are pledged by JQ Properties, LLC as security for indebtedness.

(7)
Consists of: (i) 7,453 shares of our common stock held individually; and (ii) 40,661 shares subject to stock options that are currently exercisable or are exercisable within 60 days of March 31, 2016. 2,414 shares are pledged as security for indebtedness.

(8)
Consists of: (i) 8,680 shares held by Mr. McDaniel's minor children; (ii) 50,305 shares held in the James H. McDaniel Revocable Trust; and (iii) 135,663 shares held by Evalia Enterprises, LLC. Mr. McDaniel is a managing member, and has voting and investment power over the shares held by Evalia Enterprises, LLC, but disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. McDaniel is the beneficiary of, and has voting and investment power over the shares held by, the James H. McDaniel Revocable Trust, but disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(9)
71,095 shares are pledged as security for indebtedness.

(10)
Consists of: (i) 11,845 shares held by Mr. Ramos jointly with his spouse; and (ii) 1,000 shares held by Mr. Ramos' minor children.

(11)
Consists of: (i) 24,381 shares held individually; (ii) 305,737 shares held by Love Investment Company; and (iii) 99,980 shares held by Love Real Estate Company, which is offering 49,980 shares pursuant to this prospectus. Mr. Schiffer owns 25% of each of Love Investment Company and Love Real Estate Company, and has voting and investment power over the shares held by each of Love Investment Company and Love Real Estate Company, but disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. 430,098 shares are subject to pledge arrangements as security for indebtedness.

(12)
Consists of: (i) 326,026 shares held by John Schultz individually; (ii) 2,750 shares held by his spouse individually; (iii) 42,554 shares held by Agracel, Inc.; and (iv) 90,903 shares held by JNJ, LLC, a family investment vehicle. John Schultz is: (i) the Chief Executive Officer and a shareholder of Agracel, Inc.; and (ii) a managing member of JNJ, LLC. He has voting and investment power over the shares held by Agracel, Inc. and JNJ, LLC, but disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. An aggregate of 369,866 shares are pledged as security for indebtedness.

(13)
Consists of: (i) 14,343 shares held by Robert Schultz individually; (ii) 2,033 shares held by his spouse; (iii) 45,054 shares held by AKRA Builders, Inc.; (iv) 250,030 shares held by J.M. Schultz Investment, L.L.C.; (v) 38,021 shares held by AKRA Investments, LLC; and (vi) 35,447 shares held by Summit Investors, LLP. Robert Schultz is: (i) the Chairman and a substantial shareholder of AKRA Builders, Inc.; (ii) the managing member of J.M. Schultz Investment, L.L.C.; (iii) the President and a managing member of AKRA Investments, LLC; and (iv) managing member of Summit Investors, LLP. He has voting and investment power over the shares held by AKRA Builders, Inc., J.M. Schultz Investment, L.L.C., AKRA Investments, LLC, and Summit Investors, LLP but disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(14)
Consists of: (i) 1,200 shares held by Thomas Shaw Revocable Trust; and (ii) 7,418 shares held by Thomas Shaw Amended Trust.

(15)
Consists of: (i) 13,929 shares held by Mr. Smith individually; and (ii) 16,569 shares held by Mr. Smith jointly with his spouse. 11,905 shares are pledged as security for indebtedness.

(16)
Includes an aggregate of 258,878 shares subject to stock options that are currently exercisable or are exercisable within 60 days of March 31, 2016. An aggregate of 642,130 shares are pledged as security for indebtedness.

DESCRIPTION OF CAPITAL STOCK

        The following is a summary of the material rights of our capital stock and related provisions of our articles of incorporation, or articles, and bylaws. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our articles and bylaws, which we have included as exhibits to the registration statement of which this prospectus is a part. We urge you to read these documents for a more complete understanding of shareholder rights.

        Our articles authorize the issuance of up to 35,000,000 shares of common stock, par value $0.01 per share, up to 5,000,000 shares of non-voting common stock, par value $0.01 per share, and up to 4,000,000 shares of preferred stock, par value $2.00 per share. At March 31, 2016, we had issued and outstanding 11,804,779 shares of our common stock, no shares of non-voting common stock and no shares of preferred stock. We have reserved an additional 125,000 shares for issuance upon the exercise of an outstanding warrant, 1,225,054 shares for issuance upon the exercise of outstanding stock options, 1,057,273 shares in connection with options and restricted stock awards that remain available for issuance under our Second Amended and Restated 2010 Long-Term Incentive Plan, 63,928 shares issuable upon vesting of unvested restricted stock and 7,596 shares issuable upon vesting of unvested restricted stock unit awards.

Common Stock

        Governing Documents.    Holders of shares of our common stock have the rights set forth in our articles, our bylaws and Illinois law.

        Dividends and Distributions.    The holders of our common stock are entitled to share equally in any dividends that our board of directors may declare from time to time out of funds legally available for dividends, subject to limitations under Illinois law and any preferential rights of holders of our then outstanding preferred stock.

        Ranking.    Our common stock ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company to all other securities and indebtedness of the Company.

        Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share equally, on a per share basis, in all of our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any then outstanding shares of preferred stock.

        Conversion Rights.    Our common stock is not convertible into any other shares of our capital stock.

        Preemptive Rights.    Holders of our common stock do not have any preemptive rights.

        Voting Rights.    The holders of our common stock are entitled to one vote per share on any matter to be voted on by the shareholders. The holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors. A plurality of the shares voted shall elect all of the directors then standing for election at a meeting of shareholders at which a quorum is present.

        Our board of directors is divided into three classes of directors, each serving a staggered three-year term. Class I directors hold office for a term expiring at the annual meeting of shareholders to be held in 2017, Class II directors hold office for a term expiring at the annual meeting of shareholders to be held in 2018 and Class III directors hold office for a term expiring at the annual meeting of shareholders to be held in 2016. At each annual meeting, the successors to the class of directors whose terms expire at that meeting will be elected for a term of office to expire at the third succeeding annual meeting after their election and until their successors have been duly elected and qualified.

        As described under "Certain Relationships and Related Party Transactions—Acquisition of Love Savings Holding Company," certain shareholders who were former shareholders of Love Savings Holding Company, have entered into Shareholders' Agreements with the Company. The Shareholders' Agreements generally require the parties to the agreements to vote in favor of proposals approved by the board and against proposals not approved by the board until April 7, 2017.

        Redemption.    We have no obligation or right to redeem our common stock.

        Registration Rights.    We have entered into a Registration Rights Agreement, dated as of January 18, 2011 (as amended by an Amendment Agreement, dated May 11, 2011, and by Amendment No. 2 to Registration Rights Agreement, dated December 10, 2013), with the Richard E. Workman 2001 Trust, beneficial holder of more than five percent of our capital stock. Pursuant to the registration rights agreement, the Richard E. Workman 2001 Trust has the right to demand (but only once) that we, at our expense, prepare and file a registration statement to register under the Securities Act the shares of our common stock that it owns; provided that the aggregate fair market value of the common stock registered is at least $5.0 million. Such demand right does not become operative until 180 days following the effective date of the registration statement of which this prospectus is a part. The Richard E. Workman 2001 Trust also has piggyback registration rights, which give it the right to require us to include in a registration statement filed by us the shares of common stock it owns. The registration rights agreement terminates on the earlier of the fifth anniversary of the effective date of the registration statement of which this prospectus is a part, and the date on which no party with rights under the agreement owns any shares of our common stock.

        We have also entered into a Registration Rights Agreement, dated as of April 7, 2014, with the Love Related Entities, Andrew S. Love, Jr., Laurence A. Schiffer, James S. McDonnell III, and John F. McDonnell, all of whom were shareholders of Love Savings Holding Company and received shares of our common stock as merger consideration. Pursuant to the registration rights agreement, these shareholders have the right to demand (but only twice as to registrations on Form S-1 and three times as to registrations on Form S-3) that we, at our expense, prepare and file a registration statement to register under the Securities Act the shares of our common stock that they own. Such demand rights do not become operative until 180 days following the effective date of the registration statement of which this prospectus is a part and are subject to certain other customary conditions. These shareholders also have piggyback registration rights, which give them the right to require us to include in a registration statement filed by us the shares of common stock they own. The registration rights agreement terminates on the earlier of the fifth anniversary of the effective date of the registration statement of which this prospectus is a part, and the date on which no party with rights under the agreement owns any shares of our common stock.

        Stock Exchange Listing.    Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol "MSBI."

Non-Voting Common Stock

        The holders of our non-voting common stock are entitled to all rights and privileges afforded to holders of our common stock as described above under "—Common Stock," except the holders of our non-voting common stock are not entitled to vote on any matter to be voted on by the shareholders.

Preferred Stock

        Upon authorization of our board of directors, we may issue shares of one or more series of our preferred stock from time to time. Our board of directors may, without any action by holders of common stock and except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding, adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. The rights of any series of preferred stock may include, among others:

  •
  general or special voting rights;

  •
  preferential liquidation rights;

  •
  preferential cumulative or noncumulative dividend rights;

  •
  redemption or put rights; and

  •
  conversion or exchange rights.

        We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might:

  •
  adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;

  •
  discourage an unsolicited proposal to acquire us; or

  •
  facilitate a particular business combination involving us.

        Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then market price.

Anti-Takeover Considerations and Special Provisions of Our Articles, Bylaws and Illinois Law

        Illinois law and certain provisions of our articles and bylaws could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of us, even if such removal or acquisition would be viewed by our shareholders to be in their best interests. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

        Classified Board of Directors; Noncumulative Voting for Directors.    Our articles provide that our board of directors is classified into three classes of directors, with the members of one class to be elected each year, which prevents a majority of our directors from being removed at a single annual meeting. In addition, our articles specify that, as permitted by the IBCA, directors may be removed during their three-year terms only for "cause." See the discussion below under "—Filling of Board Vacancies; Removals" for the definition of "cause."

        Our articles also provide for noncumulative voting for directors, which may make it more difficult for a non-company nominee to be elected to our board of directors.

        Authorized But Unissued Capital Stock.    We have authorized but unissued shares of common stock, non-voting common stock, and preferred stock, and our board of directors may authorize the issuance of one or more series of preferred stock without shareholder approval. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

        Limitation on Right to Call a Special Meeting of Shareholders.    Our bylaws provide that special meetings of shareholders may only be called by our board or our president or by the holders of not less than 20% of our outstanding shares of capital stock entitled to vote for the purpose or purposes for which the meeting is being called.

        Advance Notice Provisions.    Our bylaws generally require a shareholder desiring to propose new business at a shareholder meeting to provide advance written notice to our corporate secretary, not less than 90 days nor more than 120 days prior to the date of the meeting, containing certain information about the shareholder and the business to be brought. Only business within the purposes described in the notice of the meeting may be conducted at a special meeting. This provision could delay shareholder actions that are favored by the holders of a majority of our outstanding stock until the next shareholders' meeting.

        Additionally, our bylaws provide that nominations for directors must be made in accordance with the provisions of our bylaws, which generally require, among other things, that such nominations be provided in writing to our corporate secretary, not less than 90 days nor more than 120 days prior to the meeting, and that the notice to our corporate secretary contain certain information about the shareholder and the director nominee.

        No Action By Written Consent of Shareholders.    Our articles of incorporation provide that any action required or permitted to be taken by the holders of our capital stock must be effected at a duly called annual or special meeting of the holders of our capital stock and may not be effected by any consent in writing by our shareholders.

        Filling of Board Vacancies; Removals.    Any vacancies in our board of directors and any directorships resulting from any increase in the number of directors may be filled by the board, acting by not less than two-thirds of the directors then in office, although less than a quorum, and any directors so chosen will hold office until the next election of the class for which such directors have been chosen and until their successors have been elected and qualified. Furthermore, our articles specify that directors may only be removed by shareholders for "cause," and that removal of a director for cause by our shareholders requires the affirmative vote of the holders of not less than 70% of the outstanding shares of capital stock entitled to vote generally in the election of directors. "Cause" will be deemed to exist only if the director whose removal is proposed has been convicted of a felony or has been adjudged by a court to be liable for gross negligence or willful misconduct in the performance of such director's duty to us and such adjudication is no longer subject to direct appeal.

        Amendment of the Bylaws.    Our articles and bylaws provide that our bylaws may be altered, amended or repealed by our board without prior notice to or approval by our shareholders. Our bylaws may also be altered, amended or repealed by the affirmative vote of holders of not less than 70% of the outstanding shares of our capital stock entitled to vote generally in the election of directors. Accordingly, our board could take action to amend our bylaws in a manner that could have the effect of delaying, deferring or discouraging another party from acquiring control of us.

        Supermajority Voting Provisions.    Our articles provide for certain heightened voting thresholds needed to consummate a change in control transaction, such as a merger, the sale of substantially all of our assets or other similar transaction. Accordingly, we will not be able to consummate a change in control transaction or sell all or substantially all of our assets without obtaining the affirmative vote of the holders of shares of our capital stock having at least 70% of the voting power of all outstanding capital stock entitled to vote thereon. Notwithstanding the foregoing, if at least 66 2/3% of our directors approve any such transaction, then the supermajority voting provisions set forth in our articles will not apply and only a majority vote of our shareholders will be required to approve such transaction.

        Illinois Law.    Our articles expressly provide that Section 7.85 of the IBCA, which applies to interested shareholder transactions, will apply to the Company. Section 7.85 requires that, except in limited circumstances, a "business combination" with an "interested shareholder" be approved by

(i) the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares entitled to vote generally in the election of directors; and (ii) the affirmative vote of a majority of the voting shares of stock held by "disinterested shareholders." A "disinterested shareholder" is a shareholder who is not an "interested shareholder" or an affiliate or an associate of an interested shareholder. An "interested shareholder" means: (i) a person that is the owner of 15% or more of the outstanding voting shares of the Company or is an affiliate or associate of the Company and was the owner of 15% or more of the outstanding voting shares of the Company at any time within the three year period immediately before the date on which it is sought to be determined whether the person is an interested shareholder; and (ii) the affiliates and associates of that person. This provision may have the effect of inhibiting a non-negotiated merger or other business combination involving us, even if such event would be beneficial to our shareholders.

        Notwithstanding the foregoing, the higher vote requirement set forth in Section 7.85 of the IBCA will not be applicable to any transaction if either: (i) the transaction has been approved by 66 2/3% of the disinterested directors; or (ii) the transaction satisfies certain fair price and procedure requirements.

        Consideration of Non-Shareholder Interests.    Section 8.85 of the IBCA provides that, in discharging their duties, the board of directors, committees of the board, individual directors and individual officers of an Illinois corporation may, in considering the best long term and short term interests of the corporation, consider the effects of any action (including without limitation, action which may involve or relate to a change or potential change in control of the corporation) upon employees, suppliers and customers of the corporation or its subsidiaries, communities in which offices or other establishments of the corporation or its subsidiaries are located, and all other pertinent factors. Our articles incorporate the concept in Section 8.85 of the IBCA and permit our board to consider, in connection with the exercise of its judgment in determining what is in the best interests of the Company and our shareholders when evaluating a potential change in control transaction, a variety of interests beyond the direct financial interests of our shareholders, including the social and economic effects of the transaction on the Company and the other elements of the communities in which we operate.

Limitation on Liability and Indemnification of Officers and Directors

        Our articles provide that, to the fullest extent permitted by Illinois law, our directors will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty in such director's capacity as a director.

        Our articles also provide that, subject to the limits of applicable federal and state banking laws and regulations, we must indemnify each of our directors and officers in accordance with and to the fullest extent permitted by law.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare, Inc.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no established public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have 14,849,031 shares of common stock outstanding. Of these shares, 3,872,000 shares of our common stock (or 4,452,800 shares if the underwriters exercise their purchase option in full) sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining 10,977,031 shares of our common stock outstanding are "restricted shares" as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144. As a result of the contractual 180-day lock-up period described below, 4,531,212 of these shares will be available for sale in the public market only after 180 days from the date of this prospectus (generally subject to volume and other offering limitations).

Rule 144

        In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 148,490 shares immediately after this offering (or approximately 154,298 shares if the underwriters exercise their purchase option in full); or

  •
  the average weekly trading volume of our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Registration Rights

        Beginning 180 days following the effective date of the registration statement of which this prospectus forms a part, and subject to the lock-up agreements described below, certain of our shareholders will be entitled to require us to register under the Securities Act 2,549,092 shares of our common stock that they will beneficially own immediately following the completion of this offering. Registration and sale of these shares under the Securities Act would result in these shares, other than shares purchased by any of our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement. See "Description of Capital Stock—Common Stock—Registration Rights."

Registration Statement on Form S-8

        In connection with or as soon as practicable following the completion of this offering, we intend to file a registration statement with the SEC on Form S-8 to register an aggregate of approximately 1,296,578 shares of our common stock reserved for future issuance pursuant to outstanding awards under our equity incentive plans, as described further under "Executive Compensation—Long Term Incentive Plans." That registration statement will become effective upon filing and shares of common stock covered by such registration statement will be eligible for sale in the public market immediately after the effective date of such registration statement (unless held by affiliates) subject to the lock-up agreements described below.

Warrant

        125,000 shares of our common stock are issuable at an exercise price of $16.00 per share pursuant to an outstanding warrant.

Lock-up Agreements

        We, the selling shareholders and each of our directors and executive officers have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Sandler O'Neill+Partners, L.P. on behalf of the underwriters. See "Underwriting." The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period.

 MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a summary of the material United States federal income tax consequences relevant to non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock. The following summary is based on current provisions of the Code, Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. This section does not consider state, local, estate or foreign tax consequences, nor does it address tax consequences to special classes of investors, including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for United States federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as "capital assets" (generally, property held for investment). Each potential non-U.S. investor should consult its own tax advisor as to the United States federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.

        You are a "non-U.S. holder" if you are a beneficial owner of our common stock for United States federal income tax purposes that is:

  (1)
  a nonresident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

  (2)
  a corporation (or other entity that is taxable as a corporation) not created or organized in the United States or under the laws of the United States or of any State (or the District of Columbia);

  (3)
  an estate whose income falls outside of the federal income tax jurisdiction of the United States, regardless of the source of such income; or

  (4)
  a trust that is not subject to United States federal income tax on a net income basis on income or gain from our shares.

        If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.

Distributions

        Distributions with respect to our common stock will be treated as dividends when paid to the extent of our current and accumulated earnings and profits as determined for United States federal income tax purposes. Except as described below, if you are a non-U.S. holder of our shares, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a

30% rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us or another payor:

  •
  a valid IRS Form W-8BEN, W-8BEN-E or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments, or

  •
  in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with Treasury regulations.

        If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.

        If dividends paid to you are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid IRS Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

  •
  you are a non-U.S. person; and

  •
  the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

        "Effectively connected" dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Redemption

        If you are a non-U.S. holder, you generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other disposition of our common stock unless (i) you are an individual, you hold our shares as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or (ii) the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition to subjecting you to United States taxation on a net income basis.

Information Reporting and Backup Withholding

        Payment of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN (or other applicable form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

        Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN, W-8BEN-E (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

        Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against the non-U.S. holder's United States federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Recent Legislation Relating to Foreign Accounts

        The Foreign Account Tax Compliance Act, or FATCA, imposes a 30% withholding tax on certain types of payments made to "foreign financial institutions" ("FFI") and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification requirements are satisfied.

        As a general matter, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless either (i) the foreign entity is an FFI that undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) the foreign entity is not an FFI and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is excepted under FATCA.

        Different rules from those described above may apply to non-U.S. holders resident in jurisdictions that have entered into inter-governmental agreements with the United States.

        Pursuant to the delayed effective dates provided for in the final regulations and a recent IRS Notice announcing the IRS's intent to amend these regulations to provide for further extension of certain effective dates, the required withholding currently applies to dividends on our common stock and will apply to gross proceeds from a sale or other disposition of our common stock beginning on January 1, 2019. If withholding is required under FATCA on a payment related to our common stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

        Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

UNDERWRITING

        We and the selling stockholders are offering the shares of our common stock described in this prospectus through several underwriters for whom Sandler O'Neill + Partners, L.P. and Keefe, Bruyette & Woods, Inc. are acting as representatives. We, the selling stockholders and the underwriters have entered into an underwriting agreement dated                , 2016. Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase on a firm commitment basis the number of shares of common stock in the following table:

Underwriter	Number of Shares
Sandler O'Neill + Partners, L.P.
Keefe, Bruyette & Woods, Inc.
D.A. Davidson & Co.
Stephens, Inc.

Total	3,872,000

        Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters.

        In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically.

Commission and Discounts

        Shares of common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the underwriters to other brokers or dealers at a discount of up to $            per share from the public offering price. If all of the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase additional shares of our common stock:

	Per Share	No Exercise	Full Exercise
Public offering price
Underwriting discount
Proceeds to us, before expenses

        We estimate the expenses of this offering payable by us, including the expenses of the selling stockholders but not including the underwriting discounts, will be approximately $2.1 million. This amount includes the amount we have agreed to reimburse the underwriters for certain fees and expenses incurred in connection with this offering.

Option to Purchase Additional Shares

        We have granted the underwriters an option to buy up to 580,800 additional shares of our common stock, at the public offering price less underwriting discounts. The underwriters may exercise this option, in whole or from time to time in part, solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option.

Lock-up Agreements

        We, our executive officers and directors and each of the selling shareholders have entered into lock-up agreements with the underwriters. Under these agreements, each of these persons will not be permitted to, without the prior written approval of the underwriters, subject to limited exceptions,

  •
  issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock or file any registration statement under the Securities Act with respect to any of the foregoing; or

  •
  enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

        These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement. At any time and without public notice, the underwriters will be permitted to, in their sole discretion, release all or some of the securities from these lock-up agreements. In addition, under the terms of its lock-up agreement, if the Richard E. Workman 2001 Trust is not permitted to sell shares with an aggregate fair market value of $10 million in this offering, it will be entitled to sell additional shares of common stock with a value of up to $10 million, less the value of the shares that are sold in this offering.

        These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Pricing of the Offering

        This is the initial public offering of our common stock and no public market currently exists for our shares. The initial public offering price will be negotiated among us, the selling stockholders and the underwriters. The factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, include the information set forth in, or incorporated by reference into, this prospectus, our financial and operating performance, estimates of our business potential and earnings prospects and those of our industry in general, an assessment of management and the consideration of the above factors in relation to market valuation of companies in related businesses. The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors than an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the initial offering price.

        Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol "MSBI."

Indemnification and Contribution

        We have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions and Penalty Bids

        To facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including:

  •
  stabilizing transactions;

  •
  short sales; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than it is required to purchase in this offering. Short sales may be "covered short sales," which are short positions in an amount not greater than the underwriters' purchase option referred to above, or may be "naked short sales," which are short positions in excess of that amount.

        The underwriters may close out any covered short position either by exercising its purchase option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which it may purchase shares through the purchase option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased shares in this offering.

        As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Passive Market Making

        In connection with this offering, the underwriters and selling group members may engage in passive marketmaking transactions in our common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market-making activities at any time.

Electronic Distribution

        A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters'

websites and any information contained on any other website maintained by the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us, and should not be relied upon by investors.

Affiliations

        The underwriters and their affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, valuation and brokerage activities. From time to time, the underwriters and/or their affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking services for us and our affiliates, for which they received, or may receive, customary compensation, fees and expense reimbursement. Sandler O'Neill + Partners, L.P. and Keefe, Bruyette & Woods, Inc. served as co-placement agents in connection with our recent subordinated debt private placement offering in June 2015, and each of those firms received a fee for services rendered to us in connection therewith. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

 LEGAL MATTERS

        The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, Illinois. Vedder Price P.C., Chicago, Illinois, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

        The consolidated financial statements of Midland States Bancorp, Inc. and subsidiaries as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits or schedules filed therewith. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock that we propose to sell in this offering, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC's internet website at www.sec.gov.

        Following the offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements and other information with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent public accounting firm.

        We also maintain an internet site at www.midlandsb.com. Information on, or accessible through, our website is not part of this prospectus.

MIDLAND STATES BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

(dollars expressed in thousands, except for share and per share data)

	March 31, 2016	December 31, 2015
	(unaudited)
Assets
Cash and due from banks	$162,258	$211,976
Federal funds sold	158	499

Cash and cash equivalents	162,416	212,475
Investment securities available for sale, at fair value ($76,720 and $75,979 covered by FDIC loss-share at March 31, 2016 and December 31, 2015, respectively)	232,074	236,627
Investment securities held to maturity, at amortized cost (fair value of $93,477 and $92,816 at March 31, 2016 and December 31, 2015, respectively)	88,085	87,521
Loans	2,016,034	1,995,589
Allowance for loan losses	(14,571)	(15,988)

Total loans, net	2,001,463	1,979,601
Loans held for sale, at fair value	103,365	54,413
Premises and equipment, net	72,421	73,133
Other real estate owned	4,740	5,472
Nonmarketable equity securities	15,382	15,472
Accrued interest receivable	7,386	7,697
Mortgage servicing rights, at lower of cost or market	65,486	66,651
Intangible assets	6,424	7,004
Goodwill	46,519	46,519
Cash surrender value of life insurance policies	53,173	52,729
Accrued income taxes receivable	6,311	8,754
Deferred tax assets, net	71	1,496
Other assets	32,764	29,260

Total assets	$2,898,080	$2,884,824

Liabilities and Shareholders' Equity
Liabilities:
Deposits:
Noninterest-bearing	$546,664	$543,401
Interest-bearing	1,843,046	1,824,247

Total deposits	2,389,710	2,367,648
Short-term borrowings	101,649	107,538
FHLB advances and other borrowings	40,133	40,178
Subordinated debt	61,903	61,859
Trust preferred debentures	37,142	37,057
Accrued interest payable	1,861	979
Other liabilities	27,121	36,509

Total liabilities	2,659,519	2,651,768

Shareholders' Equity:
Common stock, $0.01 par value; 40,000,000 shares authorized; 11,804,779 and 11,797,404 shares issued and outstanding at March 31, 2016 and December 31, 2015, respectively	118	118
Capital surplus	136,232	135,822
Retained earnings	93,893	90,911
Accumulated other comprehensive income	8,143	6,029

Total Midland States Bancorp, Inc. shareholders' equity	238,386	232,880
Noncontrolling interest in subsidiaries	175	176

Total shareholders' equity	238,561	233,056

Total liabilities and shareholders' equity	$2,898,080	$2,884,824

See accompanying notes to consolidated financial statements

MIDLAND STATES BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME—(UNAUDITED)

(dollars expressed in thousands, except for share and per share data)

	Three Months Ended March 31,
	2016	2015
Interest income:
Loans:
Taxable	$23,541	$22,933
Tax exempt	323	221
Investment securities:
Taxable	2,902	3,052
Tax exempt	921	1,015
Federal funds sold and cash investments	280	84

Total interest income	27,967	27,305

Interest expense:
Deposits	2,222	1,645
Short-term borrowings	68	63
FHLB advances and other borrowings	136	291
Subordinated debt	1,057	181
Trust preferred debentures	443	424

Total interest expense	3,926	2,604

Net interest income	24,041	24,701
Provision for loan losses	1,125	997

Net interest income after provision for loan losses	22,916	23,704

Noninterest income:
Commercial mortgage banking revenue	6,562	7,115
Residential mortgage banking revenue	1,121	5,983
Wealth management revenue	1,785	1,796
Merchant services revenue	424	305
Service charges on deposit accounts	907	1,018
Interchange revenue	964	946
Gain on sales of investment securities, net	204	159
Other-than-temporary impairment on investment securities	(824)	(162)
Loss on sales of other real estate owned	(4)	(44)
Other income	1,479	906

Total noninterest income	12,618	18,022

Noninterest expense:
Salaries and employee benefits	15,387	18,219
Occupancy and equipment	3,310	3,296
Data processing	2,620	2,484
FDIC insurance	463	592
Professional	1,701	2,350
Marketing	643	561
Communications	516	642
Loan expense	486	591
Other real estate owned	152	201
Amortization of intangible assets	580	663
Other	1,781	1,946

Total noninterest expense	27,639	31,545

Income before income taxes	7,895	10,181
Income taxes	2,777	3,591

Net income	5,118	6,590
Less: net (loss) income attributable to noncontrolling interest in subsidiaries	(1)	59

Net income attributable to Midland States Bancorp, Inc.	$5,119	$6,531

Per common share data:
Basic earnings per common share	$0.43	$0.55
Diluted earnings per common share	$0.42	$0.54
Weighted average common shares outstanding	11,957,381	11,886,581
Weighted average diluted common shares outstanding	12,229,293	12,065,449

See accompanying notes to consolidated financial statements.

MIDLAND STATES BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME—(UNAUDITED)

(dollars expressed in thousands)

	Three Months Ended March 31,
	2016	2015
Net income	$5,118	$6,590
Other comprehensive income:
Change in investment securities available for sale:
Unrealized gains that occurred during the period	3,739	1,415
Reclassification adjustment for realized net gains on sales of investment securities included in net income	(204)	(159)
Income tax effect	(1,423)	(473)

	2,112	783

Change in investment securities held to maturity:
Amortization of unrealized gain on investment securities transferred from available-for-sale	(26)	(82)
Income tax effect	10	29

	(16)	(53)

Cash flow hedges:
Change in fair value of interest rate swap	30	25
Income tax effect	(12)	(9)

	18	16

Other comprehensive income, net of tax	2,114	746

Total comprehensive income	7,232	7,336
Less: net (loss) income attributable to noncontrolling interest in subsidiaries	(1)	59

Total comprehensive income attributable to Midland States Bancorp, Inc.	$7,233	$7,277

See accompanying notes to consolidated financial statements.

MIDLAND STATES BANCORP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY—(UNAUDITED)

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(dollars expressed in thousands, except for share and per share data)

	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income	Midland States Bancorp, Inc.'s Shareholders' Equity	Noncontrolling interests in subsidiaries	Total
Balances, December 31, 2015	$118	$135,822	$90,911	$6,029	$232,880	$176	$233,056
Net income	—	—	5,119	—	5,119	(1)	5,118
Cash distributions to noncontrolling interests	—	—	—	—	—	—	—
Compensation expense for stock option grants	—	106	—	—	106	—	106
Amortization of restricted stock awards	—	124	—	—	124	—	124
Common dividends declared ($0.18 per share)	—	—	(2,137)	—	(2,137)	—	(2,137)
Issuance of common stock under employee benefit plans	—	180	—	—	180	—	180
Other comprehensive income	—	—	—	2,114	2,114	—	2,114

Balances, March 31, 2016	$118	$136,232	$93,893	$8,143	$238,386	$175	$238,561

Balances, December 31, 2014	$117	$134,423	$74,279	$10,637	$219,456	$473	$219,929
Net income	—	—	6,531	—	6,531	59	6,590
Cash distributions to noncontrolling interests	—	—	—	—	—	(293)	(293)
Compensation expense for stock option grants	—	64	—	—	64	—	64
Amortization of restricted stock awards	—	147	—	—	147	—	147
Common dividends declared ($0.16 per share)	—	—	(1,892)	—	(1,892)	—	(1,892)
Issuance of common stock under employee benefit plans	—	184	—	—	184	—	184
Other comprehensive income	—	—	—	746	746	—	746

Balances, March 31, 2015	$117	$134,818	$78,918	$11,383	$225,236	$239	$225,475

See accompanying notes to consolidated financial statements.

MIDLAND STATES BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(UNAUDITED)

(dollars expressed in thousands)

	Three Months Ended March 31,
	2016	2015
Cash flows from operating activities:
Net income	$5,118	$6,590
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Provision for loan losses	1,125	997
Depreciation on premises and equipment	1,267	1,239
Amortization of intangible assets	580	663
Amortization of restricted stock awards	124	147
Compensation expense for stock option grants	106	64
Increase in cash surrender value of life insurance	(444)	(259)
Investment securities amortization, net	252	268
Other-than-temporary impairment on investment securities	824	162
Gain on sales of investment securities, net	(204)	(159)
Loss on sales of other real estate owned	4	44
Origination of loans held for sale	(249,146)	(215,598)
Proceeds from sales of loans held for sale	205,548	256,734
Gain on loans sold and held for sale	(8,885)	(12,996)
Net change in operating assets and liabilities:
Accrued interest receivable	311	229
Accrued interest payable	882	(374)
Accrued income taxes receivable	2,443	(535)
Other assets	1,455	1,134
Other liabilities	(9,274)	(5,728)

Net cash (used in) provided by operating activities	(47,914)	32,622

Cash flows from investing activities:
Investment securities available for sale:
Purchases	(24,882)	(19,076)
Sales	23,848	57,945
Maturities and payments	8,347	7,132
Investment securities held to maturity:
Purchases	(1,980)	(200)
Maturities	1,293	4,880
Net increase in loans	(24,061)	(83,666)
Purchases of premises and equipment	(555)	(714)
Purchases of nonmarketable equity securities	—	(969)
Sales of nonmarketable equity securities	90	1,918
Proceeds from sales of other real estate owned	1,539	1,525
Net cash paid in acquisitions	—	(20,053)

Net cash used in investing activities	(16,361)	(51,278)

Cash flows from financing activities:
Net increase in deposits	22,062	170,562
Net decrease in short-term borrowings	(5,889)	(22,315)
Proceeds from FHLB borrowings	300,000	35,000
Payments made on FHLB borrowings	(300,000)	(10,000)
Payments made on other borrowings	—	(468)
Cash dividends paid on common stock	(2,137)	(1,892)
Proceeds from issuance of common stock under employee benefit plans	180	184
Cash distributions to noncontrolling interests	—	(293)

Net cash provided by financing activities	14,216	170,778

Net (decrease) increase in cash and cash equivalents	(50,059)	152,122

Cash and cash equivalents:
Beginning of year	$212,475	$159,903

End of year	$162,416	$312,025

Supplemental disclosures of cash flow information:
Cash payments for:
Interest paid on deposits and borrowed funds	$3,044	$2,978
Income tax paid	157	3,964
Supplemental disclosures of noncash investing and financing activities:
Transfer of loans to other real estate owned	$1,074	$292

See accompanying notes to consolidated financial statements.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED)

NOTE 1—BUSINESS DESCRIPTION

        Midland States Bancorp, Inc. ("the Company", "we", "our", or "us") is a diversified financial holding company headquartered in Effingham, Illinois. Our 135-year old banking subsidiary, Midland States Bank ("Midland" or "the Bank"), has branches across Illinois and in Missouri and Colorado, and provides a broad array of traditional community banking and other complementary financial services, including lending, residential mortgage origination, wealth management, merchant services and prime consumer lending. Our Federal Housing Administration ("FHA") origination and servicing business, based in Washington, D.C., is one of the largest originators of government sponsored mortgages for multifamily and healthcare facilities in the United States. Our commercial equipment leasing business, based in Denver, provides financing to business customers across the country.

        In late 2007, we developed a strategic plan to build a diversified financial services company anchored by a strong community bank. Since then, we have grown organically and through a series of nine acquisitions, with an over-arching focus on enhancing shareholder value and building a platform for scalability. Most recently, we acquired Love Savings Holding Company ("LSHC") in December 2014, which greatly expanded our commercial and retail banking services in the St. Louis metropolitan area, added a branch and three mortgage offices in Colorado, and provided us the opportunity to enter complementary lending and leasing business lines. In total, we have grown from a community bank with six locations in 2007 to a financial services company with 81 locations and nationwide operations.

        Our principal business activity has been lending to and accepting deposits from individuals, businesses, municipalities and other entities. We have derived income principally from interest charged on loans and, to a lesser extent, from interest and dividends earned on investment securities. We have also derived income from noninterest sources, such as: fees received in connection with various lending and deposit services; wealth management services; residential mortgage loan originations, sales and servicing; merchant services; and, from time to time, gains on sales of assets. With the acquisition of LSHC, we have expanded our income sources to include a greater emphasis on residential mortgage loan origination and servicing, Love Funding Corporation's ("Love Funding") commercial mortgage loan origination and servicing and Heartland Business Credit's ("Business Credit") interest income on direct financing leases. Our principal expenses include interest expense on deposits and borrowings, operating expenses, such as salaries and employee benefits, occupancy and equipment expenses, data processing costs, professional fees and other noninterest expenses, provisions for loan losses and income tax expense.

        Refer to Note 3 in the consolidated financial statements for additional information about the Company's recent acquisitions.

NOTE 2—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles and prevailing practices within the banking industry, and the instructions to Form S-1 and Article 10 of Regulation S-X. These interim financial statements should be read in conjunction with our audited consolidated financial statements and the notes thereto as of and for the years ended December 31, 2015, 2014 and 2013, included in our registration statement on Form S-1.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 2—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Principles of Consolidation

        The consolidated financial statements include the accounts of the parent company and its subsidiaries, giving effect to the noncontrolling interest in subsidiaries, as more fully described below. All significant intercompany accounts and transactions have been eliminated. Assets held for customers in a fiduciary or agency capacity, other than trust cash on deposit with Midland, are not assets of the Company and, accordingly, are not included in the accompanying consolidated financial statements.

        The Company operates through its wholly owned subsidiary bank, Midland, headquartered in Effingham, IL. Midland operates through its branch banking offices and subsidiaries: Love Funding, Business Credit, Heartland Premier LLC ("Premier") and Heartland Preferred Mortgage Company LLC ("Preferred"). All of the subsidiaries are wholly owned as of March 31, 2016, except for Premier and Preferred, which were each formed as a joint venture mortgage origination operation, of which the Bank owns 51% and acts as a manager. Premier and Preferred are included in the consolidated financial statements and the noncontrolling ownership interest is reported as a component of shareholders' equity in the consolidated balance sheets as "noncontrolling interest in subsidiaries" and the earnings or loss attributable to the noncontrolling ownership interest is reported as "net (loss) income attributable to noncontrolling interest in subsidiaries" in the consolidated statements of income.

Use of Estimates

        In preparing the consolidated financial statements, we are required to make estimates and assumptions, which significantly affect the amounts reported in the consolidated financial statements. Significant estimates that are particularly susceptible to change include the fair value of investment securities, the determination of the allowance for loan losses, estimated fair values of purchased loans, valuation of real estate and other properties acquired in connection with foreclosures or in satisfaction of amounts due from borrowers on loans, and the carrying value of mortgage servicing rights. While Company management uses its best judgment, actual results may differ from those estimates. Current economic and market conditions increase the intricacy of the judgments.

Summary of Significant Accounting Policies

        The accompanying consolidated financial statements were compiled in accordance with the accounting policies set forth in Note 1—Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements in our Consolidated Financial Statements as of and for the periods ended December 31, 2015, 2014 and 2013, included in our registration statement on Form S-1. The accompanying consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments that, in the opinion of management, are necessary to reflect a fair statement of our consolidated financial condition, results of operations and cash flows. The results of operations for acquired companies are included from the dates of acquisition. Operating results for the three months ended March 31, 2016 are not necessarily indicative of the results that may be expected for the year ended December 31, 2016.

Impact of New Financial Accounting Standards

        FASB ASC 606—In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) and in August 2015, the FASB issued

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 2—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

proposed ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The ASU supersedes revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance in the FASB ASC. The ASU requires an entity to recognize revenue that depicts the transfer of promised goods or services to customers in an amount reflecting the consideration the entity expects to receive in exchange for those goods or services. The ASU identifies specific steps that entities should apply to achieve this principle. The ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted only as of the annual reporting periods beginning after December 15, 2016, including interim periods within that period. Entities can elect to adopt the guidance either on a full or modified retrospective basis. Full retrospective adoption will require a cumulative effect adjustment to retained earnings as of the beginning of the earliest comparative period presented. Modified retrospective adoption will require a cumulative effect adjustment to retained earnings as of the beginning of the reporting period in which the entity first applies the new guidance. The Company is in the process of evaluating the impact of this ASU on its consolidated financial statements, and is not expected to have a material impact.

        FASB ASC 350—In April 2015, the FASB issued ASU No. 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement impacting FASB ASC 350-40, Intangibles: Goodwill and Other: Internal- Use Software. The amendments in this update provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The guidance will not change generally accepted accounting principles for a customer's accounting for service contracts. This ASU became effective for annual and interim periods in fiscal years beginning after December 15, 2015, and did not have a material impact on the Company's consolidated financial statements.

        FASB ASC 842—In February 2016, the FASB issued ASU 2016-02, Lease Accounting. This update revises the model to assess how a lease should be classified and provides guidance for lessees and lessors, when presenting right-of-use assets and lease liabilities on the balance sheet. The update is effective for the Company for the year ended December 31, 2019, although the Company may elect to adopt guidance earlier. The Company is in the process of evaluating the impact of this ASU on its consolidated financial statements, and is not expected to have a material impact.

        FASB ASC 718—In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This update includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. While aimed at reducing the cost and complexity of the accounting for share-based payments, the amendments are expected to significantly impact net income, earnings per share, and the statement of cash flows. Implementation and administration may present challenges for companies with significant share-based payment activities. For public companies, the amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For private companies, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 2—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Early adoption is permitted for any organization in any interim or annual period. The Company is in the process of evaluating the impact of this ASU on its consolidated financial statements.

NOTE 3—ACQUISITIONS

        On December 31, 2014, the Company completed its acquisition of LSHC. At closing, LSHC primarily consisted of Heartland Bank, its wholly owned subsidiaries LFC and HBC ("Heartland"), and $40.0 million of trust preferred debentures. Heartland Bank provided commercial and retail banking services in the St. Louis metropolitan area, its primary market, through the operation of 10 full-service banking offices, a full-service cyber office, three limited service loan production offices, and a retirement center office in Missouri, and one branch office in Colorado. LFC is an approved Federal Housing Administration insured lender and Government National Mortgage Association issuer engaged in commercial mortgage origination and servicing, and HBC provides custom leasing and financing programs to equipment and software vendors.

        The Company acquired LSHC for $67.3 million, which consisted of 2,224,091 shares of common stock, $20.1 million in cash and an accrual in other liabilities of $530,000 for the fair value of additional consideration based on the earnings of LFC over a two year period after acquisition date. The additional consideration is defined as the amount, if any, by which 50% of LFC's adjusted net income (for the two year period ending December 31, 2016) exceeds $9.1 million, multiplied by an earn-out multiple. This contingent consideration amount is capped at $12.0 million and any payment will be made through issuance of the Company's common stock.

        The acquired identifiable assets included the establishment of a $3.4 million core deposit intangible, which is being amortized on an accelerated basis over 10 years. The Company also recognized $0.5 million for the fair value of noncontrolling interests associated with two mortgage origination joint ventures owned 51% by Heartland Bank.

Pending Acquisition at March 31, 2016

        On February 23, 2016, the Bank and Sterling National Bank of Yonkers, New York ("Sterling") entered into a Trust Company Agreement and Plan of Merger ("Merger Agreement"), pursuant to which the Bank will acquire approximately $400.0 million in wealth management assets that were part of Sterling's 2015 acquisition of Hudson Valley Bank. Under the terms of the Merger Agreement, the Bank will pay Sterling approximately $4.8 million in cash, with an expected closing date in the third quarter of 2016. The transaction is subject to regulatory approval and other customary closing conditions.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 4—INVESTMENT SECURITIES AVAILABLE FOR SALE

        Investment securities classified as available for sale as of March 31, 2016 and December 31, 2015 are as follows (in thousands):

	March 31, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury securities	$35,503	$—	$61	$35,442
Government sponsored entity debt securities	9,265	132	1	9,396
Agency mortgage-backed securities	60,845	822	56	61,611
Non-agency mortgage-backed securities	2	—	—	2
Covered non-agency mortgage-backed securities	63,945	13,166	391	76,720
State and municipal securities	20,917	125	37	21,005
Corporate securities	28,102	41	245	27,898

Total	$218,579	$14,286	$791	$232,074

	December 31, 2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury securities	$48,483	$1	$182	$48,302
Government sponsored entity debt securities	9,404	58	8	9,454
Agency mortgage-backed securities	66,902	835	210	67,527
Non-agency mortgage-backed securities	2	—	—	2
Covered non-agency mortgage-backed securities	66,397	10,886	1,304	75,979
State and municipal securities	15,441	77	24	15,494
Corporate securities	20,036	28	195	19,869

Total	$226,665	$11,885	$1,923	$236,627

        Market valuations for our investment securities classified as available for sale are provided by independent third parties. The fair values are determined using several sources for valuing fixed income securities. Their techniques include pricing models that vary based on the type of asset being valued and incorporate available trade, bid and other market information. The market valuation sources include observable market inputs for the majority of our securities and are therefore considered Level 2 inputs for the purpose of determining fair values. The fair values for U.S. Treasury securities are determined using quoted market prices and are considered Level 1.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 4—INVESTMENT SECURITIES AVAILABLE FOR SALE (Continued)

        Unrealized losses and fair values for investment securities available for sale as of March 31, 2016 and December 31, 2015, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are summarized as follows (in thousands):

	March 31, 2016
	Less than 12 Months		12 Months or more		Total
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Securities available for sale:
U.S. Treasury securities	$35,442	$61	$—	$—	$35,442	$61
Government sponsored entity debt securities	1,028	1	—	—	1,028	1
Agency mortgage-backed securities	13,912	56	—	—	13,912	56
Covered non-agency mortgage-backed securities	4,444	173	3,848	218	8,292	391
State and municipal securities	5,116	36	101	1	5,217	37
Corporate securities	22,146	245	—	—	22,146	245

Total	$82,088	$572	$3,949	$219	$86,037	$791

	December 31, 2015
	Less than 12 Months		12 Months or more		Total
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Securities available for sale:
U.S. Treasury securities	$42,301	$182	$—	$—	$42,301	$182
Government sponsored entity debt securities	4,229	8	—	—	4,229	8
Agency mortgage-backed securities	19,404	167	1,932	43	21,336	210
Covered non-agency mortgage-backed securities	14,149	1,114	1,431	190	15,580	1,304
State and municipal securities	4,959	20	812	4	5,771	24
Corporate securities	11,245	172	813	23	12,058	195

Total	$96,287	$1,663	$4,988	$260	$101,275	$1,923

        For all of the above investment securities, the unrealized losses are generally due to changes in interest rates and continued financial market stress, and unrealized losses are considered to be temporary.

        We evaluate securities for other-than-temporary impairment on a quarterly basis, at a minimum, and more frequently when economic or market concerns warrant such evaluation. In estimating other-than-temporary impairment losses, we consider the severity and duration of the impairment; the financial condition and near-term prospects of the issuer, which for debt securities considers external credit ratings and recent downgrades; projected cash flows on non-agency mortgage backed securities; and the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 4—INVESTMENT SECURITIES AVAILABLE FOR SALE (Continued)

        At March 31, 2016 and December 31, 2015, 48 and 54 available-for-sale securities, respectively, had unrealized losses with aggregate depreciation of 0.91% and 1.86%, respectively, from their amortized cost basis. These unrealized losses relate principally to the fluctuations in the current interest rate environment. In analyzing an issuer's financial condition, we consider whether the securities are issued by the federal government or its agencies and whether downgrades by bond rating agencies have occurred. As we have the intent and ability to hold debt securities for a period of time sufficient for a recovery in value, no declines are deemed to be other than temporary.

        During the three months ended March 31, 2016, the Company determined that three covered non-agency mortgage-backed securities had other-than-temporary impairment of $824,000, primarily resulting from changes in expected cash flows. During the three months ended March 31, 2015, the Company determined that one covered non-agency mortgage-backed security had other-than-temporary impairment of $162,000, primarily resulting from changes in expected cash flows. These amounts were recognized as losses in the consolidated statements of income.

        Expected maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be prepaid without any penalties. Therefore, mortgage-backed securities are not included in the maturity categories in the following maturity summary. The amortized cost and fair value of available-for-sale securities as of March 31, 2016, by contractual maturity, are as follows (in thousands):

	Amortized cost	Fair value
Within one year	$24,662	$24,654
One to five years	33,355	33,341
Five to ten years	30,823	30,790
After ten years	4,947	4,956

	93,787	93,741
Agency mortgage-backed securities	60,845	61,611
Non-agency mortgage-backed securities	2	2
Covered non-agency mortgage-backed securities	63,945	76,720

Total	$218,579	$232,074

        Gross realized gains from the sale of securities available for sale were $204,000 and $334,000 for the three months ended March 31, 2016 and 2015, respectively. Gross realized losses were $175,000 for the three months ended March 31, 2015. There were no gross realized losses for the three months ended March 31, 2016.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 5—INVESTMENT SECURITIES HELD TO MATURITY

        Investment securities classified as held to maturity as of March 31, 2016 and December 31, 2015 are as follows (in thousands):

	March 31, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
State and municipal securities	$88,085	$5,481	$89	$93,477

	December 31, 2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
State and municipal securities	$87,521	$5,364	$69	$92,816

        Market valuations for our investment securities held to maturity are provided by independent third parties. The fair values are determined using several sources for valuing fixed income securities. Their techniques include pricing models that vary based on the type of asset being valued and incorporate available trade, bid and other market information. The market valuation sources provide the significant observable market inputs for these securities and are therefore considered Level 2 inputs for the purpose of determining fair values.

        Unrealized losses and fair value for investment securities held to maturity as of March 31, 2016 and December 31, 2015, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are summarized as follows (in thousands):

	March 31, 2016
	Less than 12 Months		12 Months or more		Total
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
State and municipal securities	$2,294	$27	$2,718	$62	$5,012	$89

	December 31, 2015
	Less than 12 Months		12 Months or more		Total
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
State and municipal securities	$3,573	$24	$2,743	$45	$6,316	$69

        For all of the above investment securities, the unrealized losses are generally due to changes in interest rates and continued financial market stress and unrealized losses are considered to be temporary.

        We evaluate securities for other-than-temporary impairment on a quarterly basis, at a minimum, and more frequently when economic or market concerns warrant such evaluation. In estimating other-than-temporary impairment losses, we consider the severity and duration of the impairment; the financial condition and near-term prospects of the issuer, which for debt securities considers external

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 5—INVESTMENT SECURITIES HELD TO MATURITY (Continued)

credit ratings and recent downgrades; and the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value.

        At March 31, 2016 and December 31, 2015, 19 and 25 held-to-maturity securities, respectively, had unrealized losses with aggregate depreciation of 1.74% and 1.08%, respectively, from their amortized cost basis. These unrealized losses relate principally to the fluctuations in the current interest rate environment. In analyzing an issuer's financial condition, we consider who issued the securities and whether downgrades by bond rating agencies have occurred. As we have the intent and ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

        The amortized cost and fair value of held-to-maturity securities as of March 31, 2016, by contractual maturity, are as follows (in thousands):

	Amortized cost	Fair value
Within one year	$1,749	$1,760
One to five years	16,971	17,668
Five to ten years	45,809	48,982
After ten years	23,556	25,067

Total	$88,085	$93,477

NOTE 6—LOANS

        The following table presents total loans outstanding by portfolio, which includes Purchased Credit-Impaired ("PCI") loans. A summary of loans as of March 31, 2016 and December 31, 2015 are as follows (in thousands):

	March 31, 2016	December 31, 2015
Commercial loan portfolio:
Commercial	$484,618	$499,573
Commercial real estate	897,099	876,784
Construction and land development	159,507	150,266

Total commercial	1,541,224	1,526,623
Residential real estate	158,221	163,224
Consumer	158,938	161,512
Lease financing	157,651	144,230

Total loans	$2,016,034	$1,995,589

        Total loans include net deferred loan fees of $5.1 million and $5.8 million at March 31, 2016 and December 31, 2015, respectively, and unearned discounts of $17.2 million and $15.7 million within its lease financing portfolio at March 31, 2016 and December 31, 2015, respectively.

        At March 31, 2016 and December 31, 2015, the Company had commercial and residential loans held for sale totaling $103.4 million and $54.4 million, respectively. During the three months ended

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 6—LOANS (Continued)

March 31, 2016 and 2015, the Company sold commercial and residential real estate loans with proceeds totaling $205.5 million and $256.7 million, respectively.

        The Company monitors and assesses the credit risk of its loan portfolio using the classes set forth below. These classes also represent the segments by which the Company monitors the performance of its loan portfolio and estimates its allowance for loan losses.

        Commercial—Loans to varying types of businesses, including municipalities, school districts and nonprofit organizations, for the purpose of supporting working capital, operational needs and term financing of equipment. Repayment of such loans is generally provided through operating cash flows of the business. Commercial loans are predominately secured by equipment, inventory, accounts receivable, and other sources of repayment, although the Company may also secure commercial loans with real estate.

        Commercial real estate—Loans secured by real estate occupied by the borrower for ongoing operations, including loans to borrowers engaged in agricultural production, and non-owner occupied real estate leased to one or more tenants, including commercial office, industrial, special purpose, retail and multi-family residential real estate loans.

        Construction and land development—Secured loans for the construction of business properties. Real estate construction loans often convert to a real estate commercial loan at the completion of the construction period. Secured development loans are made to borrowers for the purpose of infrastructure improvements to vacant land to create finished marketable residential and commercial lots/land. Most land development loans are originated with the intention that the loans will be paid through the sale of developed lots/land by the developers within twelve months of the completion date. Interest reserves are generally established on real estate construction loans.

        Residential real estate—Loans secured by residential properties generally with fixed interest rates of 15 years or less. The loan-to-value ratio at the time of origination is generally 80% or less. This category also includes loans whereby consumers utilize equity in their personal residence, generally through a second mortgage, as collateral to secure the loan.

        Consumer—Loans to consumers primarily for the purpose of home improvements, acquiring automobiles, recreational vehicles and boats. These loans consist of relatively small amounts that are spread across many individual borrowers.

        Lease financing—Direct financing leases to varying types of businesses for purchases of business equipment. All direct financing leases require monthly payments, and the weighted average maturity of our leases is less than four years.

        Commercial, commercial real estate, construction and land development loans are referred to as the Company's commercial loan portfolio, while residential real estate and consumer loans are referred to as the Company's consumer loan portfolio.

        We have extended loans to certain of our directors, executive officers, principal shareholders and their affiliates. These loans were made in the ordinary course of business upon normal terms, including collateralization and interest rates prevailing at the time and did not involve more than the normal risk of repayment by the borrower. The aggregate loans outstanding to the directors, executive officers, principal shareholders and their affiliates totaled $40.0 million and $39.2 million at March 31, 2016 and

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 6—LOANS (Continued)

December 31, 2015, respectively. During the three months ended March 31, 2016, there were $5.6 million of new loans and other additions, while repayments and other reductions totaled $4.9 million.

Credit Quality Monitoring

        The Company maintains loan policies and credit underwriting standards as part of the process of managing credit risk. These standards include making loans generally within the Company's four main regions, which include eastern, northern and southern Illinois and the St. Louis metropolitan area. Our equipment leasing business, based in Denver, provides financing to business customers across the country.

        The Company has a loan approval process involving underwriting and individual and group loan approval authorities to consider credit quality and loss exposure at loan origination. The loans in the Company's commercial loan portfolio are risk rated at origination based on the grading system set forth below. All loan authority is based on the aggregate credit to a borrower and its' related entities. Most approvals are handled by Credit Officers with approval authority ranging from $750,000 to $3.5 million. All consumer loans and small business loans with exposure less than $750,000 are approved within an underwriting group with designated approval authority to the underwriters. The Company has a Directors Credit Risk Committee, consisting of the Chief Executive Officer, the Chief Credit Officer and four outside directors. The committee meets weekly to consider loans in amounts greater than $3.5 million for new requests and greater than $6.0 million for renewals of credits rated 1 to 4 or renewals of $3.5 million or greater if the risk rating is greater than 4.

        The Company's consumer loan portfolio is comprised of both secured and unsecured loans that are relatively small and are evaluated at origination on a centralized basis against standardized underwriting criteria. The ongoing measurement of credit quality of the consumer loan portfolio is largely done on an exception basis. If payments are made on schedule, as agreed, then no further monitoring is performed. However, if delinquency occurs, the delinquent loans are turned over to the Company's Special Assets Group for resolution, which generally occurs fairly rapidly and often through repossession and foreclosure. Credit quality for the entire consumer loan portfolio is measured by the periodic delinquency rate, nonaccrual amounts and actual losses incurred.

        Loans in the commercial loan portfolio tend to be larger and more complex than those in the consumer loan portfolio, and therefore, are subject to more intensive monitoring. All loans in the commercial loan portfolio have an assigned relationship manager, and most borrowers provide periodic financial and operating information that allows the relationship managers to stay abreast of credit quality during the life of the loans. The risk ratings of loans in the commercial loan portfolio are reassessed at least annually, with loans below an acceptable risk rating reassessed more frequently and reviewed by various individuals within the Company at least quarterly.

        The Company maintains a centralized independent loan review function that monitors the approval process and on-going asset quality of the loan portfolio, including the accuracy of loan grades. The Company also maintains an independent appraisal review function that participates in the review of all appraisals obtained by the Company.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 6—LOANS (Continued)

Credit Quality Indicators

        The Company uses a ten grade risk rating system to monitor the ongoing credit quality of its commercial loan portfolio. These loan grades rank the credit quality of a borrower by measuring liquidity, debt capacity, and coverage and payment behavior as shown in the borrower's financial statements. The loan grades also measure the quality of the borrower's management and the repayment support offered by any guarantors. A summary of the Company's loan grades (or, characteristics of the loans within each grade) follows:

        Risk Grades 1-6 (Acceptable Credit Quality)—All loans in risk grades 1 - 6 are considered to be acceptable credit risks by the Company and are grouped for purposes of allowance for loan loss considerations and financial reporting. The six grades essentially represent a ranking of loans that are all viewed to be of acceptable credit quality, taking into consideration the various factors mentioned above, but with varying degrees of financial strength, debt coverage, management and factors that could impact credit quality. Business credits within risk grades 1 - 6 range from Risk Grade 1: Excellent (factors include: excellent business credit; excellent debt capacity and coverage; outstanding management; strong guarantors; superior liquidity and net worth; favorable loan-to-value ratios; debt secured by cash or equivalents, or backed by the full faith and credit of the U.S. Government) to Risk Grade 6: Marginal (factors include: acceptable business credit, but with added risk due to specific industry or internal situations; uncertainty associated with performance or repayment ability).

        Risk Grade 7 (Special Mention)—A business credit that is not acceptable within the Company's loan origination criteria; cash flow may not be adequate or is continually inconsistent to service current debt; financial condition has deteriorated as company trends/management have become inconsistent; the company is slow in furnishing quality financial information; working capital needs of the company are reliant on short-term borrowings; personal guarantees are weak and/or with little or no liquidity; the net worth of the company has deteriorated after recent or continued losses; the loan has potential weaknesses that require the Company's close attention; payment delinquencies becoming more serious; if left uncorrected, these potential weaknesses may, at some future date, result in deterioration of repayment prospects.

        Risk Grade 8 (Substandard)—A business credit that is inadequately protected by the current financial net worth and paying capacity of the obligor or of the collateral pledged, if any; management has deteriorated or has become non-existent; quality financial information is unattainable; a high level of maintenance is required by the Company; cash flow can no longer support debt requirements; loan payments are continually and/or severely delinquent; negative net worth; personal guaranty has become insignificant; a credit that has a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. The Company still expects a full recovery of all contractual principal and interest payments; however, a possibility exists that the Company will sustain some loss if deficiencies are not corrected.

        Risk Grade 9 (Substandard—Nonaccrual)—A business credit accounted for on a nonaccrual basis that has all the weaknesses inherent in a loan classified as risk grade 8 with the added characteristic that the weaknesses are so pronounced that, on the basis of current financial information, conditions, and values, collection in full is highly questionable; a partial loss is possible and interest is no longer being accrued. This loan meets the definition of an impaired loan. The risk of loss requires analysis to determine whether a valuation allowance needs to be established.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 6—LOANS (Continued)

        Risk Grade 10 (Doubtful)—A business credit that has all the weaknesses inherent in a loan classified as risk grade 8 and interest is no longer being accrued, but additional deficiencies make it highly probable that liquidation will not satisfy the majority of the obligation; the primary source of repayment is nonexistent and there is doubt as to the value of the secondary source of repayment; the possibility of loss is likely, but current pending factors could strengthen the credit. This loan meets the definition of an impaired loan. A loan charge-off is recorded when management deems an amount uncollectible; however, the Company will establish a valuation allowance for probable losses, if required.

        The Company considers all loans graded 1 - 6 as acceptable credit risks and structures and manages such relationships accordingly. Periodic financial and operating data combined with regular loan officer interactions are deemed adequate to monitor borrower performance. Loans with risk grades of 7 are considered "watch credits" and the frequency of loan officer contact and receipt of financial data is increased to stay abreast of borrower performance. Loans with risk grades of 8 - 10 are considered problematic and require special care. Further, loans with risk grades of 7 - 10 are managed and monitored regularly through a number of processes, procedures and committees, including oversight by a loan administration committee comprised of executive and senior management of the Company, which includes highly structured reporting of financial and operating data, intensive loan officer intervention and strategies to exit, as well as potential management by the Company's special assets group. Loans not graded are small loans that are monitored by aging status and payment activity.

        The following table presents the recorded investment of commercial loans (excluding PCI loans) by risk category as of March 31, 2016 (in thousands):

	Commercial	Commercial Real Estate	Construction and Land Development	Total
Pass	$460,370	$844,749	$146,620	$1,451,739
Special mention	6,507	21,134	—	27,641
Substandard	12,090	9,074	450	21,614
Substandard—nonaccrual	566	7,330	—	7,896
Doubtful	—	—	—	—
Not graded	239	1,714	2,726	4,679

Total (excluding PCI)	$479,772	$884,001	$149,796	$1,513,569

        The Company evaluates the credit quality of its other loans based primarily on the aging status of the loan and payment activity. Accordingly, loans on nonaccrual status, any loan past due 90 days or more and still accruing interest, and loans modified under troubled debt restructurings are considered to be impaired for purposes of credit quality evaluation. The following table presents the recorded

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 6—LOANS (Continued)

investment of our other loans (excluding PCI loans) based on the credit risk profile of loans that are performing and loans that are impaired as of March 31, 2016 (in thousands):

	Residential Real Estate	Consumer	Lease Financing	Total
Performing	$146,094	$158,614	$156,668	$461,376
Impaired	4,804	40	983	5,827

Total (excluding PCI)	$150,898	$158,654	$157,651	$467,203

        The following table presents the recorded investment of commercial loans (excluding PCI loans) by risk category as of December 31, 2015 (in thousands):

	Commercial	Commercial Real Estate	Construction and Land Development	Total
Pass	$467,355	$821,314	$136,288	$1,424,957
Special mention	16,589	23,737	540	40,866
Substandard	3,448	8,103	—	11,551
Substandard—nonaccrual	5,702	8,844	—	14,546
Doubtful	—	—	—	—
Not graded	351	746	3,379	4,476

Total (excluding PCI)	$493,445	$862,744	$140,207	$1,496,396

        The following table presents the recorded investment of our other loans (excluding PCI loans) based on the credit risk profile of loans that are performing and loans that are impaired as of December 31, 2015 (in thousands):

	Residential Real Estate	Consumer	Lease Financing	Total
Performing	$151,111	$161,169	$143,832	$456,112
Impaired	4,155	51	398	4,604

Total (excluding PCI)	$155,266	$161,220	$144,230	$460,716

Impaired Loans

        Impaired loans include loans on nonaccrual status, any loan past due 90 days or more and still accruing interest and loans modified under troubled debt restructurings. Impaired loans at March 31, 2016 and December 31, 2015 do not include $35.3 million and $38.5 million, respectively, of PCI loans. The risk of credit loss on acquired loans was recognized as part of the fair value adjustment at the acquisition date.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 6—LOANS (Continued)

        A summary of impaired loans (excluding PCI loans) as of March 31, 2016 and December 31, 2015 is as follows (in thousands):

	March 31, 2016	December 31, 2015
Nonaccrual loans:
Commercial	$566	$5,702
Commercial real estate	7,330	8,844
Construction and land development	—	—
Residential real estate	4,396	3,516
Consumer	4	2
Lease financing	983	398

Total nonaccrual loans	13,279	18,462

Accruing loans contractually past due 90 days or more as to interest or principal payments:
Commercial	587	865
Commercial real estate	42	—
Construction and land development	81	—
Residential real estate	—	228
Consumer	36	49
Lease financing	—	—

Total accruing loans contractually past due 90 days or more as to interest or principal payments	746	1,142

Loans modified under troubled debt restructurings:
Commercial	2	3
Commercial real estate	4,285	4,873
Construction and land development	67	—
Residential real estate	408	411
Consumer	—	—
Lease financing	—	—

Total loans modified under troubled debt restructurings	4,762	5,287

Total impaired loans (excluding PCI)	$18,787	$24,891

        There was no interest income recognized on nonaccrual loans during the three months ended March 31, 2016 and 2015 while the loans were in nonaccrual status. Additional interest income that would have been recorded on these loans had they been current in accordance with their original terms was $123,000 and $426,000 for the three months ended March 31, 2016 and 2015, respectively. The Company recognized interest income on loans modified under troubled debt restructurings-commercial and commercial real estate of $45,000 and $59,000 for the three months ended March 31, 2016 and 2015, respectively.

        As of March 31, 2016 and December 31, 2015, there were no commercial or commercial real estate loans included in loans modified under troubled debt restructurings that were past due 31 to 89 days or past due 90 days or more.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 6—LOANS (Continued)

        The following table presents impaired loans (excluding PCI loans) by portfolio as of March 31, 2016 (in thousands):

	Recorded Investment	Unpaid Principal Balance	Related Valuation Allowance	Average Annual Recorded Investment	Interest Income Recognized While on Impaired Status
Impaired loans with a valuation allowance:
Commercial	$361	$369	$165	$362	$—
Commercial real estate	1,322	1,380	74	1,333	—
Construction and land development	67	93	6	68	—
Residential real estate	3,546	4,266	940	3,604	—
Consumer	34	35	4	35	—
Lease financing	983	983	122	983	—

Total impaired loans with a valuation allowance	6,313	7,126	1,311	6,385	—

Impaired loans with no related valuation allowance:
Commercial	794	3,901	—	5,572	—
Commercial real estate	10,335	11,903	—	10,377	45
Construction and land development	81	81	—	82	1
Residential real estate	1,258	1,271	—	1,258	5
Consumer	6	5	—	5	—
Lease financing	—	—	—	—	—

Total impaired loans with no related valuation allowance	12,474	17,161	—	17,294	51

Total impaired loans:
Commercial	1,155	4,270	165	5,934	—
Commercial real estate	11,657	13,283	74	11,710	45
Construction and land development	148	174	6	150	1
Residential real estate	4,804	5,537	940	4,862	5
Consumer	40	40	4	40	—
Lease financing	983	983	122	983	—

Total impaired loans (excludes PCI)	$18,787	$24,287	$1,311	$23,679	$51

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 6—LOANS (Continued)

        The following table presents impaired loans (excluding PCI loans) by portfolio as of December 31, 2015 (in thousands):

	Recorded Investment	Unpaid Principal Balance	Related Valuation Allowance	Average Annual Recorded Investment	Interest Income Recognized While on Impaired Status
Impaired loans with a valuation allowance:
Commercial	$5,789	$8,760	$1,797	$7,088	$—
Commercial real estate	9,197	9,489	514	9,225	267
Construction and land development	—	26	—	—	—
Residential real estate	3,206	3,798	626	3,231	16
Consumer	51	52	7	52	—
Lease financing	398	398	50	398	—

Total impaired loans with a valuation allowance	18,641	22,523	2,994	19,994	283

Impaired loans with no related valuation allowance:
Commercial	781	781	—	781	—
Commercial real estate	4,520	5,840	—	4,599	—
Construction and land development	—	—	—	—	—
Residential real estate	949	989	—	954	2
Consumer	—	—	—	—	—
Lease financing	—	—	—	—	—

Total impaired loans with no related valuation allowance	6,250	7,610	—	6,334	2

Total impaired loans:
Commercial	6,570	9,541	1,797	7,869	—
Commercial real estate	13,717	15,329	514	13,824	267
Construction and land development	—	26	—	—	—
Residential real estate	4,155	4,787	626	4,185	18
Consumer	51	52	7	52	—
Lease financing	398	398	50	398	—

Total impaired loans (excludes PCI)	$24,891	$30,133	$2,994	$26,328	$285

        The difference between a loan's recorded investment and the unpaid principal balance represents a partial charge-off resulting from a confirmed loss due to the value of the collateral securing the loan being below the loan's principal balance and management's assessment that the full collection of the loan balance is not likely. The difference between the recorded investment and the unpaid principal balance of $5.5 million and $5.2 million at March 31, 2016 and December 31, 2015, respectively, represents confirmed losses (partial charge-offs).

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 6—LOANS (Continued)

        The following table presents the aging status of the recorded investment in loans by portfolio (excluding PCI loans) as of March 31, 2016 (in thousands):

	31 - 59 Days Past Due	60 - 89 Days Past Due	Accruing Loans Past Due 90 Days or More	Nonaccrual Loans	Total Past Due	Current	Total Loans
Commercial	$1,876	$1,346	$587	$566	$4,375	$475,397	$479,772
Commercial real estate	902	—	42	7,330	8,274	875,727	884,001
Construction and land development	—	—	81	—	81	149,715	149,796
Residential real estate	1,367	9	—	4,396	5,772	145,126	150,898
Consumer	588	487	36	4	1,115	157,539	158,654
Lease financing	41	—	—	983	1,024	156,627	157,651

Total (excluding PCI)	$4,774	$1,842	$746	$13,279	$20,641	$1,960,131	$1,980,772

        The following table presents the aging status of the recorded investment in loans by portfolio (excluding PCI loans) as of December 31, 2015 (in thousands):

	31 - 59 Days Past Due	60 - 89 Days Past Due	Accruing Loans Past Due 90 Days or More	Nonaccrual Loans	Total Past Due	Current	Total Loans
Commercial	$1,911	$2,296	$865	$5,702	$10,774	$482,671	$493,445
Commercial real estate	288	1,989	—	8,844	11,121	851,623	862,744
Construction and land development	340	—	—	—	340	139,867	140,207
Residential real estate	1,983	438	228	3,516	6,165	149,101	155,266
Consumer	565	273	49	2	889	160,331	161,220
Lease financing	37	—	—	398	435	143,795	144,230

Total (excluding PCI)	$5,124	$4,996	$1,142	$18,462	$29,724	$1,927,388	$1,957,112

Troubled Debt Restructurings

        A loan is categorized as a troubled debt restructuring ("TDR") if a significant concession is granted to provide for a reduction of either interest or principal due to deterioration in the financial condition of the borrower. TDRs can take the form of a reduction of the stated interest rate, splitting a loan into separate loans with market terms on one loan and concessionary terms on the other loans, receipts of assets from a debtor in partial or full satisfaction of a loan, the extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with similar risk, the reduction of the face amount or maturity of the debt as stated in the instrument or other agreement, the reduction of accrued interest or any other concessionary type of renegotiated debt. Loans are not classified as TDR's when the modification is short-term or results in only an insignificant delay or shortfall in the payments to be received.

        Loans modified as TDRs for commercial and commercial real estate loans generally consist of allowing commercial borrowers to defer scheduled principal payments and make interest only payments

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 6—LOANS (Continued)

for a specified period of time at the stated interest rate of the original loan agreement or lower payments due to a modification of the loans' contractual terms. TDRs that continue to accrue interest and are greater than $50,000 are individually evaluated for impairment, on a quarterly basis, and transferred to nonaccrual status when it is probable that any remaining principal and interest payments due on the loan will not be collected in accordance with the contractual terms of the loan. TDRs that subsequently default are individually evaluated for impairment at the time of default. The allowance for loan losses on TDRs totaled $136,000 and $109,000 as of March 31, 2016 and December 31, 2015, respectively. The Company had no unfunded commitments in connection with TDRs at March 31, 2016 and December 31, 2015.

        The Company's TDRs are identified on a case-by-case basis in connection with the ongoing loan collection processes. The following table presents TDRs by loan portfolio (excluding PCI loans) as of March 31, 2016 and December 31, 2015 (in thousands):

	March 31, 2016			December 31, 2015
	Accruing(1)	Non-accrual(2)	Total	Accruing(1)	Non-accrual(2)	Total
Commercial	$2	$39	$41	$3	$40	$43
Commercial real estate	4,285	5,307	9,592	4,873	5,332	10,205
Construction and land development	67	—	67	—	—	—
Residential	408	374	782	411	383	794
Consumer	—	—	—	—	—	—
Lease financing	—	—	—	—	—	—

Total loans	$4,762	$5,720	$10,482	$5,287	$5,755	$11,042

(1)
These loans are still accruing interest.

(2)
These loans are included in non-accrual loans in the preceding tables.

        The following table presents a summary of loans by portfolio that were restructured during the three months ended March 31, 2016 and the TDRs by loan portfolio that occurred within the previous

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 6—LOANS (Continued)

twelve months that subsequently defaulted during the three months ended March 31, 2016 (in thousands):

	Commercial Loan Portfolio			Other Loan Portfolio
	Commercial	Commercial Real Estate	Construction and Land Development	Residential Real Estate	Consumer	Lease Financing	Total
Troubled debt restructurings:
Number of loans	—	—	—	—	—	—	—
Pre-modification outstanding balance	$—	$—	$—	$—	$—	$—	$—
Post-modification outstanding balance	—	—	—	—	—	—	—
Troubled debt restructurings that subsequently defaulted
Number of loans	—	—	—	—	—	—	—
Recorded balance	$—	$—	$—	$—	$—	$—	$—

        The following table presents a summary of loans by portfolio that were restructured during the three months ended March 31, 2015 and the TDRs by loan portfolio that occurred within the previous twelve months that subsequently defaulted during the three months ended March 31, 2015 (in thousands):

	Commercial Loan Portfolio			Other Loan Portfolio
	Commercial	Commercial Real Estate	Construction and Land Development	Residential Real Estate	Consumer	Lease Financing	Total
Troubled debt restructurings:
Number of loans	—	2	—	—	—	—	2
Pre-modification outstanding balance	$—	$2,883	$—	$—	$—	$—	$2,883
Post-modification outstanding balance	—	2,883	—	—	—	—	2,883
Troubled debt restructurings that subsequently defaulted
Number of loans	—	—	—	—	—	—	—
Recorded balance	$—	$—	$—	$—	$—	$—	$—

Allowance for Loan Losses

        The Company's loan portfolio is principally comprised of Commercial, Commercial Real Estate, Construction and Land Development, Residential Real Estate and Consumer loans and Lease Financing Receivables. The principal risks to each category of loans are as follows:

        Commercial—The principal risk of commercial loans is that these loans are primarily made based on the identified cash flow of the borrower and secondarily on the collateral underlying the loans. Most

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 6—LOANS (Continued)

often, this collateral consists of accounts receivable, inventory and equipment. Inventory and equipment may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. If the cash flow from business operations is reduced, the borrower's ability to repay the loan may be impaired. As such, repayment of such loans is often more sensitive than other types of loans to adverse conditions in the general economy.

        Commercial Real Estate—As with commercial loans, repayment of commercial real estate loans is often dependent on the borrowers' ability to make repayment from the cash flow of the commercial venture. While commercial real estate loans are collateralized by the borrower's underlying real estate, foreclosure on such assets may be more difficult than with other types of collateralized loans because of the possible effect the foreclosure would have on the borrower's business, and property values may tend to be partially based upon the value of the business situated on the property.

        Construction and Land Development—Construction and land development lending involves additional risks not generally present in other types of lending because funds are advanced upon the estimated future value of the project, which is uncertain prior to its completion and at the time the loan is made, and costs may exceed realizable values in declining real estate markets. Moreover, if the estimate of the value of the completed project proves to be overstated or market values or rental rates decline, the collateral may prove to be inadequate security for the repayment of the loan. Additional funds may also be required to complete the project, and the project may have to be held for an unspecified period of time before a disposition can occur.

        Residential Real Estate—The principal risk to residential real estate lending is associated with residential loans not sold into the secondary market. In such cases, given the present state of the residential real estate market, the value of the underlying property may have deteriorated, perhaps rapidly, and the borrower may have little incentive to repay the loan or continue living in the property. Additionally, in areas with high vacancy rates, reselling the property without substantial loss may be difficult.

        Consumer—The repayment of consumer loans is typically dependent on the borrower remaining employed through the life of the loan, as well as the possibility that the collateral underlying the loan may not be adequately maintained by the borrower.

        Lease financing—Our direct financing leases are primarily for business equipment leased to varying types of small businesses. If the cash flow from business operations is reduced, the businesses ability to repay may become impaired.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 6—LOANS (Continued)

        Changes in the allowance for loan losses for the three months ended March 31, 2016 and 2015 are as follows (in thousands):

	Three Months Ended March 31, 2016			Three Months Ended March 31, 2015
	Non-PCI Loans	PCI Loans	Total	Non-PCI Loans	PCI Loans	Total
Balance at beginning of year:	$14,093	$1,895	$15,988	$10,503	$1,797	$12,300
Provision for loan losses	1,083	42	1,125	1,065	(68)	997
Loan charge-offs	(2,696)	—	(2,696)	(322)	—	(322)
Loan recoveries	128	26	154	247	26	273

Net loan charge-offs	(2,568)	26	(2,542)	(75)	26	(49)

Balance at end of period	$12,608	$1,963	$14,571	$11,493	$1,755	$13,248

        During the three months ended March 31, 2016, the Company recorded $2.7 million of Non-PCI loan charge-offs primarily due to a $1.6 million charge-off on a nonperforming commercial loan to one borrower and a $530,000 charge-off on nonperforming commercial loans related to a single credit relationship as a result of the deterioration in the borrower's collateral position on the respective loans.

        The following tables represent, by loan portfolio,a summary of changes in the allowance for loan losses for the three months ended March 31, 2016 and 2015 (in thousands):

	Commercial Loan Portfolio			Other Loan Portfolio
	Commercial	Commercial Real Estate	Construction and Land Development	Residential Real Estate	Consumer	Lease Financing	Total
Changes in allowance for loan losses for the three months ended March 31, 2016:
Beginning balance	$6,917	$5,179	$435	$2,120	$749	$588	$15,988
Provision for loan losses	657	(196)	(99)	262	35	466	1,125
Charge-offs	(2,260)	(139)	—	(100)	(65)	(132)	(2,696)
Recoveries	39	39	9	43	23	1	154

Ending balance	$5,353	$4,883	$345	$2,325	$742	$923	$14,571

Changes in allowance for loan losses for the three months ended March 31, 2015:
Beginning balance	$2,284	$6,925	$486	$2,038	$567	$—	$12,300
Provision for loan losses	(129)	1,005	53	(37)	5	100	997
Charge-offs	—	(117)	(5)	(90)	(70)	(40)	(322)
Recoveries	65	115	3	28	58	4	273

Ending balance	$2,220	$7,928	$537	$1,939	$560	$64	$13,248

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 6—LOANS (Continued)

        The following tables represent, by loan portfolio, details regarding the balance in the allowance for loan losses and the recorded investment in loans as of March 31, 2016 and December 31, 2015 by impairment evaluation method (in thousands):

	Commercial Loan Portfolio			Other Loan Portfolio
	Commercial	Commercial Real Estate	Construction and Land Development	Residential Real Estate	Consumer	Lease Financing	Total
March 31, 2016:
Allowance for loan losses:
Loans individually evaluated for impairment	147	36	6	739	—	—	928
Loans collectively evaluated for impairment	18	38	—	201	4	122	383
Non-impaired loans collectively evaluated for impairment	4,793	3,788	310	867	738	801	11,297
Loans acquired with deteriorated credit quality(1)	395	1,021	29	518	—	—	1,963

Total allowance for loan losses	$5,353	$4,883	$345	$2,325	$742	$923	$14,571

Recorded investment (loan balance):
Impaired loans individually evaluated for impairment	1,014	11,348	148	3,195	5	—	15,710
Impaired loans collectively evaluated for impairment	141	309	—	1,609	35	983	3,077
Non-impaired loans collectively evaluated for impairment	478,617	872,344	149,648	146,094	158,614	156,668	1,961,985
Loans acquired with deteriorated credit quality(1)	4,846	13,098	9,711	7,323	284	—	35,262

Total	$484,618	$897,099	$159,507	$158,221	$158,938	$157,651	$2,016,034

December 31, 2015:
Allowance for loan losses:
Loans individually evaluated for impairment	1,765	479	—	452	—	—	2,696
Loans collectively evaluated for impairment	32	35	—	174	7	50	298
Non-impaired loans collectively evaluated for impairment	4,745	3,662	419	1,000	735	538	11,099
Loans acquired with deteriorated credit quality(1)	375	1,003	16	494	7	—	1,895

Total	$6,917	$5,179	$435	$2,120	$749	$588	$15,988

Recorded investment (loan balance):
Impaired loans individually evaluated for impairment	6,316	13,434	—	2,778	—	—	22,528
Impaired loans collectively evaluated for impairment	254	283	—	1,377	51	398	2,363
Non-impaired loans collectively evaluated for impairment	486,875	849,027	140,207	151,111	161,169	143,832	1,932,221
Loans acquired with deteriorated credit quality(1)	6,128	14,040	10,059	7,958	292	—	38,477

Total	$499,573	$876,784	$150,266	$163,224	$161,512	$144,230	$1,995,589

(1)
Loans acquired with deteriorated credit quality were originally recorded at fair value at the acquisition date and the risk of credit loss was recognized at that date based on estimates of expected cash flows.

Purchased Credit Impaired (PCI) Loans

        Purchased loans acquired in a business combination, including loans purchased in our FDIC-assisted transactions, are recorded at estimated fair value on their purchase date without a carryover of the related allowance for loan losses. PCI loans are loans that have evidence of credit

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 6—LOANS (Continued)

deterioration since origination and it is probable at the date of acquisition that the Company will not collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the purchase date may include factors such as past due and nonaccrual status. The difference between contractually required principal and interest at acquisition and the cash flows expected to be collected at acquisition is referred to as the non-accretable difference. Subsequent decreases to the expected cash flows will generally result in impairment, which is recorded as provision for loan losses in the consolidated statements of income. Subsequent increases in cash flows result in a reversal of the provision for loan losses to the extent of prior charges or a reclassification of the difference from non-accretable to accretable with a positive impact on interest income. Further, any excess cash flows expected at acquisition over the estimated fair value is referred to as the accretable yield and is recognized into interest income over the remaining life of the loan when there is a reasonable expectation about the amount and timing of such cash flows.

        Changes in the accretable yield for PCI loans were as follows for the three months ended March 31, 2016 and 2015 (in thousands):

	Three Months Ended March 31,
	2016	2015
Balance at beginning of period	$10,526	$16,198
Accretion	(1,041)	(974)
Other adjustments (including maturities, charge-offs and impact of changes in timing of expected cash flows)	—	67
Reclassification from (to) non-accretable	282	(38)

Balance at end of period	$9,767	$15,253

        The fair value of purchased credit-impaired loans, on the acquisition date, was determined based on assigned risk ratings, expected cash flows and the fair value of loan collateral.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 6—LOANS (Continued)

        The carrying amount of covered loans and non-covered loans as of March 31, 2016 and December 31, 2015 consisted of purchased credit-impaired loans and non-purchased credit-impaired loans as shown in the following table (in thousands):

	March 31, 2016			December 31, 2015
	Non- Purchased Credit- Impaired Loans	Purchased Credit- Impaired Loans	Total	Non- Purchased Credit- Impaired Loans	Purchased Credit- Impaired Loans	Total
Covered loans:(1)
Commercial	$—	$—	$—	$378	$1,067	$1,445
Commercial real estate	—	—	—	876	318	1,194
Construction and land development	—	—	—	—	—	—
Residential	693	—	693	715	275	990
Consumer	—	—	—	—	—	—
Lease financing	—	—	—	—	—	—

Total covered loans	693	—	693	1,969	1,660	3,629

Non-covered loans:
Commercial	479,772	4,846	484,618	493,067	5,061	498,128
Commercial real estate	884,001	13,098	897,099	861,868	13,722	875,590
Construction and land development	149,796	9,711	159,507	140,207	10,059	150,266
Residential	150,205	7,323	157,528	154,551	7,683	162,234
Consumer	158,654	284	158,938	161,220	292	161,512
Lease financing	157,651	—	157,651	144,230	—	144,230

Total non-covered loans	1,980,079	35,262	2,015,341	1,955,143	36,817	1,991,960

Total loans	$1,980,772	$35,262	$2,016,034	$1,957,112	$38,477	$1,995,589

(1)
Covered loans include loans from WestBridge.

        The outstanding customer balance for PCI loans totaled $41.7 million and $44.5 million as of March 31, 2016 and December 31, 2015, respectively.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 7—MORTGAGE SERVICING RIGHTS

        At March 31, 2016 and December 31, 2015, the Company serviced mortgage loans for others totaling $5.54 billion and $5.48 billion, respectively. A summary of mortgage loans serviced for others as of March 31, 2016 and December 31, 2015 is as follows (in thousands):

	March 31, 2016	December 31, 2015
Commercial mortgage loans	$3,716,672	$3,649,524
Residential mortgage loans	1,826,001	1,826,280

Total loans serviced for others	$5,542,673	$5,475,804

        Changes in our mortgage servicing rights were as follows for the three months ended March 31, 2016 and 2015 (in thousands):

	Three Months Ended March 31,
	2016	2015
Mortgage servicing rights:
Balance at beginning of period	$67,218	$62,900
Servicing rights capitalized—commercial mortgage loans	1,702	547
Servicing rights capitalized—residential mortgage loans	659	1,344
Amortization—commercial mortgage loans	(567)	(604)
Amortization—residential mortgage loans	(714)	(651)

Balance at end of period	68,298	63,536

Valuation allowances—residential mortgage loans:
Balance at beginning of period	567	119
Additions	2,245	835
Reductions	—	—

Balance at end of period	2,812	954

Mortgage servicing rights, net	$65,486	$62,582

Fair value:
At beginning of period	$66,700	$62,781

At end of period	$65,486	$63,191

        The following table is a summary of key assumptions, representing both general economic and other published information and the weighted average characteristics of the commercial and residential portfolios, used in the valuation of servicing rights at March 31, 2016 and December 31, 2015. Assumptions used in the prepayment rate consider many factors as appropriate, including lockouts, balloons, prepayment penalties, interest rate ranges, delinquencies and geographic location. The discount rate is based on an average pre-tax internal rate of return utilized by market participants in

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 7—MORTGAGE SERVICING RIGHTS (Continued)

pricing the servicing portfolios. Significant increases or decreases in any one of these assumptions would result in a significantly lower or higher fair value measurement.

	Servicing Fee	Interest Rate	Remaining Years to Maturity	Prepayment Rate	Servicing Cost	Discount Rate
March 31, 2016:
Commercial mortgage loans	0.12%	3.83%	30.6	8.46%	$1,000	10 - 13%
Residential mortgage loans	0.27%	3.96%	24.3	13.98%	$74.20	9 - 11%
December 31, 2015:
Commercial mortgage loans	0.12%	3.85%	30.6	8.53%	$1,000	10 - 13%
Residential mortgage loans	0.27%	3.96%	24.4	11.22%	$73.66	9 - 11%

        We recognize revenue from servicing residential and commercial mortgages as earned based on the specific contractual terms. This revenue, along with amortization of and changes in impairment on servicing rights, is reported in mortgage banking revenue. Mortgage servicing rights do not trade in an active market with readily observable prices. The fair value of mortgage servicing rights and their sensitivity to changes in interest rates is influenced by the mix of the servicing portfolio and characteristics of each segment of the portfolio. The Company's servicing portfolio consists of the distinct portfolios of government-insured residential and commercial mortgages and conventional residential mortgages. The fair value of our servicing rights is estimated by using a cash flow valuation model which calculates the present value of estimated future net servicing cash flows, taking into consideration expected mortgage loan prepayment rates, discount rates, cost to service, contractual servicing fee income, ancillary income, late fees, replacement reserves and other economic factors which are determined based on current market conditions.

NOTE 8—GOODWILL AND INTANGIBLE ASSETS

        At March 31, 2016 and December 31, 2015, goodwill totaled $46.5 million. Goodwill represents the amount by which the cost of an acquisition exceeded fair value of net assets acquired in connection with the purchase of another financial institution. Goodwill is tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. There were no impairment losses recognized during the three months ended March 31, 2016 or 2015.

        The Company's intangible assets, consisting of core deposit and trust relationship intangibles, as of March 31, 2016 and December 31, 2015 are summarized as follows (in thousands):

	March 31, 2016			December 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Total	Gross Carrying Amount	Accumulated Amortization	Total
Core deposit intangibles	$20,542	$(14,945)	$5,597	$20,542	$(14,471)	$6,071
Customer relationship intangibles	3,141	(2,314)	827	3,141	(2,208)	933

Total intangible assets	$23,683	$(17,259)	$6,424	$23,683	$(16,679)	$7,004

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 8—GOODWILL AND INTANGIBLE ASSETS (Continued)

        Amortization of intangible assets was $580,000 and $663,000 for the three months ended March 31, 2016 and 2015, respectively.

        Estimated amortization expense for future years is as follows (in thousands):

Amount
Year ending December 31,
2016 remaining	$1,547
2017	1,711
2018	1,130
2019	797
2020	480
Thereafter	759

Total	$6,424

NOTE 9—DERIVATIVE INSTRUMENTS

        As part of the Company's overall management of interest rate sensitivity, the Company utilizes derivative instruments to minimize significant, unanticipated earnings fluctuations caused by interest rate volatility, including interest rate lock commitments, forward commitments to sell mortgage-backed securities and interest rate swap agreements.

  Interest Rate Lock Commitments / Forward Commitments to Sell Mortgage-Backed Securities

        Derivative instruments issued by the Company consist of interest rate lock commitments to originate fixed-rate loans to be sold. Commitments to originate fixed-rate loans consist of commercial and residential real estate loans. The interest rate lock commitments and loans held for sale are hedged with forward contracts to sell mortgage-backed securities. The fair value of the interest rate lock commitments and forward contracts to sell mortgage-backed securities are included in other assets or other liabilities in the consolidated balance sheets. Changes in the fair value of derivative financial instruments are recognized in commercial mortgage banking revenue and residential mortgage banking revenue in the consolidated statements of income.

        The following table summarizes the interest rate lock commitments and forward commitments to sell mortgage-backed securities held by the Company, their notional amount, estimated fair values and the location in which the derivative instruments are reported in the consolidated balances sheets at March 31, 2016 and December 31, 2015 (in thousands):

	Notional Amount		Fair Value Gain
	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Derivative Instruments (included in Other Assets):
Interest rate lock commitments	$326,097	$257,023	$7,352	$6,029

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 9—DERIVATIVE INSTRUMENTS (Continued)

	Notional Amount		Fair Value Loss
	March 31, 2016	December 31, 2015	March 31, 2016	December 31, 2015
Derivative Instruments (included in Other Liabilities):
Forward commitments to sell mortgage-backed securities	$398,449	$278,313	$152	$2

        Net gains recognized on derivative instruments was $1.2 million and $5.9 million for the three months ended March 31, 2016 and 2015, respectively, which were recognized in commercial mortgage banking revenue and residential mortgage banking revenue in the consolidated statements of income.

  Interest Rate Swap Agreements

        In August 2011, the Company entered into an interest rate swap agreement to convert its variable rate trust preferred debentures to a fixed rate. The agreement commenced on August 15, 2012 at a notional amount of $10.0 million and matures on October 15, 2016. Under the agreement, the Company receives interest at a variable rate equal to 2.75% over the three-month LIBOR and pays interest at a fixed rate of 4.66%. As of March 31, 2016 and December 31, 2015, the fair value of the agreement reflected losses of $95,000 and $126,000, respectively, which were included in other liabilities in the consolidated balance sheets.

NOTE 10—DEPOSITS

        The following table summarizes the classification of deposits as of March 31, 2016 and December 31, 2015 (in thousands):

	March 31, 2016	December 31, 2015
Noninterest-bearing demand	$546,664	$543,401
Interest-bearing:
NOW	612,475	621,925
Money market	415,130	377,654
Savings	163,163	155,778
Time	652,278	668,890

Total deposits	$2,389,710	$2,367,648

        Included in time deposits are time certificates of $250,000 or more and brokered certificates of deposits of $50.2 million and $218.9 million as of March 31, 2016, respectively, and $52.2 million and $222.3 million as of December 31, 2015, respectively.

        Investment securities with a carrying amount of $121.1 million and $126.4 million were pledged for public deposits at March 31, 2016 and December 31, 2015, respectively.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 10—DEPOSITS (Continued)

        As of March 31, 2016, the scheduled maturities of time deposits are as follows (in thousands):

Amount
Year ending December 31,
2016 remaining	$239,293
2017	242,208
2018	137,758
2019	27,957
2020	4,566
Thereafter	496

Total	$652,278

NOTE 11—SHORT-TERM BORROWINGS

        The following table presents the distribution of our short-term borrowings and related weighted average interest rates as of and for the three months ended March 31, 2016 and as of and for the year ended December 31, 2015 (in thousands):

	Repurchase Agreements
	March 31, 2016	December 31, 2015
Outstanding at period-end	$101,649	$107,538
Average amount outstanding	120,753	123,447
Maximum amount outstanding at any month end	123,155	147,542
Weighted average interest rate:
During period	0.23%	0.19%
End of period	0.24%	0.21%

        At March 31, 2016, the Bank had federal funds lines of credit totaling $83.0 million. These lines of credit were unused at March 31, 2016.

        Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction, which represents the amount of the Bank's obligation. The Bank may be required to provide additional collateral based on the fair value of the underlying securities. Investment securities with a carrying amount of $121.0 million and $113.4 million at March 31, 2016 and December 31, 2015, respectively, were pledged for securities sold under agreements to repurchase.

        The Bank had lines of credit of $46.2 million and $62.1 million at March 31, 2016 and December 31, 2015, respectively, from the Federal Reserve Discount Window. The lines are collateralized by a collateral agreement with respect to a pool of commercial real estate loans totaling $56.1 million and $76.7 million at March 31, 2016 and December 31, 2015, respectively. There were no outstanding advances at March 31, 2016 and December 31, 2015.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 12—FHLB ADVANCES AND OTHER BORROWINGS

        The following table summarizes our Federal Home Loan Bank ("FHLB") advances and other borrowings as of March 31, 2016 and December 31, 2015 (in thousands):

	March 31, 2016	December 31, 2015
FHLB advances—fixed rate, fixed term, at rates averaging 0.93% at March 31, 2016 and December 31, 2015—maturing through April 2017	40,000	40,000
Obligations under capital leases—implicit interest rate of 1.70%—maturing through July 2018	133	178

Total FHLB advances and other borrowings	$40,133	$40,178

        The Company's advances from the FHLB are collateralized by a blanket collateral agreement of qualifying mortgage and home equity line of credit loans and certain commercial loans totaling approximately $969.1 million and $987.4 million at March 31, 2016 and December 31, 2015, respectively.

        Payments over the next five years for FHLB advances and other borrowings are as follows (in thousands):

Amount
2016 remaining	$27,615
2017	12,514
2018	4

Total	$40,133

NOTE 13—SUBORDINATED DEBT

        The following table summarizes the Company's subordinated debt as of March 31, 2016 and December 31, 2015 (in thousands):

	March 31, 2016	December 31, 2015
Subordinated debt issued June 2013—fixed interest rate of 8.25%, $8,000 maturing June 28, 2021	$7,468	$7,448
Subordinated debt issued June 2015—fixed interest rate of 6.00% for the first five years through June 2020 and a variable interest rate equivalent to three month LIBOR plus 4.35% thereafter, $40,325 maturing June 18, 2025	39,676	39,659
Subordinated debt issued June 2015—fixed interest rate of 6.50%, $15,000 maturing June 18, 2025	14,759	14,752

Total subordinated debt	$61,903	$61,859

        In June 2015, the Company issued $55.3 million of subordinated debt in a private placement. The transaction was structured in two tranches: (1) $40.3 million, maturing on June 18, 2025 with a redemption option on or after June 18, 2020, with a fixed rate of interest of 6.00% for the first five years, payable semiannually in arrears beginning December 18, 2015, and a floating rate of interest

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 13—SUBORDINATED DEBT (Continued)

equivalent to the three-month LIBOR plus 435.0 basis points thereafter, payable quarterly beginning on September 18, 2020; and (2) $15.0 million, maturing on June 18, 2025, with a fixed rate of interest of 6.50%, payable semiannually in arrears beginning December 18, 2015. The value of the subordinated debentures was reduced by $0.9 million with the recording of debt issuance costs associated with the issuance of the subordinated debentures, which are being amortized on a straight line basis through maturity of the subordinated notes.

        On January 2, 2013, a third party committed to invest a total of $10.0 million in the Company in the form of $8.0 million of subordinated notes and $2.0 million of common stock. On March 26, 2013, we issued 125,000 shares of common stock per the terms of the commitment. In addition, 8.25% subordinated notes totaling $8.0 million were issued on June 28, 2013. These subordinated notes are due June 28, 2021. An 8-year detachable warrant for the purchase of 125,000 shares at $16.00 per share of common stock of the Company was issued concurrently with the funding of the notes. The detachable warrants become exercisable one year after issuance. The detachable warrants were valued at $0.6 million and recorded on a relative value basis separately in shareholders' equity. Correspondingly, the value of the subordinated notes was reduced by $0.6 million with the recording of a discount that the Company is amortizing using the interest method over the life of the subordinated notes.

        The subordinated debentures may be included in Tier 1 capital (with certain limitations applicable) under current regulatory guidelines and interpretations.

NOTE 14—TRUST PREFERRED DEBENTURES

        The following table summarizes the Company's trust preferred debentures as of March 31, 2016 and December 31, 2015 (in thousands):

	March 31, 2016	December 31, 2015
Grant Park Statutory Trust I—variable interest rate equal to LIBOR plus 2.85%, which was 3.48% and 3.17% at March 31, 2016 and December 31, 2015, respectively—$3,000 maturing January 23, 2034	$1,948	$1,932
Midland States Preferred Securities Trust—variable interest rate equal to LIBOR plus 2.75%, which was 3.37% and 3.07% at March 31, 2016 and December 31, 2015, respectively—$10,000 maturing April 23, 2034	9,955	9,954
LSHC Capital Trust III—variable interest rate equal to LIBOR plus 1.75%, which was 2.38% and 2.26% at March 31, 2016 and December 31, 2015, respectively—$20,000 maturing December 31, 2036	13,035	13,001
LSHC Capital Trust IV—variable interest rate equal to LIBOR plus 1.47%, which was 2.11% and 1.92% at March 31, 2016 and December 31, 2015, respectively—$20,000 maturing September 6, 2037	12,204	12,170

Total trust preferred debentures	$37,142	$37,057

        On March 26, 2004, Midland States Preferred Securities Trust ("Midland Trust"), a statutory trust under the Delaware Statutory Trust Act, was formed by the Company. The Midland Trust issued a pool of $10.0 million of floating rate Cumulative Trust Preferred Debentures with a liquidation amount of

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 14—TRUST PREFERRED DEBENTURES (Continued)

$1,000 per security. The Company issued $10.0 million of subordinated debentures to the Midland Trust in exchange for ownership of all the common securities of the Midland Trust. The Company is not considered the primary beneficiary of this trust; therefore, the trust is not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $310,000 and is included in other assets in the consolidated balance sheets.

        These debentures mature on April 23, 2034 and pay a variable rate of interest equal to the LIBOR plus 2.75%. Interest is payable quarterly. The debentures, net assets of the Midland Trust, and the common securities issued by the trust are redeemable in whole or in part on dates each quarter at the redemption price plus interest accrued to the redemption date, as specified in the trust indenture document. The debentures are also redeemable in whole or in part from time to time upon the occurrence of "special events" defined within the indenture document. Subject to certain exceptions and limitations, the Company may, from time to time, defer subordinated debenture interest payments, which would result in a deferral of distribution payments on the related debentures, and with certain exceptions, prevent the Company from declaring or paying cash distributions on common stock or debt securities that rank pari passu or junior to the subordinated debenture.

        In conjunction with the acquisition of Grant Park Bancshares, Inc. ("Grant Park"), the Company assumed $3.0 million of subordinated debentures that were recorded at a fair value of $1.8 million at the time of acquisition. On December 19, 2003, the Grant Park Statutory Trust I ("Grant Park Trust") issued 3,000 shares of preferred securities with a liquidation amount of $1,000 per security. Grant Park issued $3.0 million of subordinated debentures to the Grant Park Trust in exchange for ownership of all the common securities of the trust. The Company is not considered the primary beneficiary of the Grant Park Trust, therefore the trust is not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $93,000 and is included in other assets in the consolidated balance sheets.

        These debentures mature on January 23, 2034 and pay a variable rate of interest equal to LIBOR plus 2.85%. Interest is payable quarterly. The debentures, net assets of the Grant Park Trust, and the common securities issued by the trust are redeemable in whole or in part on dates each quarter at the redemption price plus interest accrued to the redemption date, as specified in the trust indenture document. The debentures are also redeemable in whole or in part from time to time upon the occurrence of "special events" defined within the indenture document. Subject to certain exceptions and limitations, the Company may, from time to time, defer subordinated debenture interest payments, which would result in a deferral of distribution payments on the related debentures, and with certain exceptions, prevent the Company from declaring or paying cash distributions on common stock or debt securities that rank pari passu or junior to the subordinated debenture.

        In conjunction with the acquisition of LSHC, the Company assumed $40.0 million of subordinated debentures that were recorded at a fair value of $26.1 million at the time of acquisition. On November 30, 2006, the Love Savings/Heartland Capital Trust III ("LSHC Trust III") issued 20,000 shares of capital securities with a liquidation amount of $1,000 per security. LSHC issued $20.0 million of subordinated debentures to LSHC Trust III in exchange for ownership of all the common securities of the trust. On June 6, 2007, the Love Savings/Heartland Capital Trust IV ("LSHC Trust IV") issued 20,000 shares of capital securities with a liquidation amount of $1,000 per security. LSHC issued $20.0 million of subordinated debentures to LSHC Trust IV in exchange for ownership of all the

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 14—TRUST PREFERRED DEBENTURES (Continued)

common securities of the trust. The Company is not considered the primary beneficiary of LSHC Trust III or LSHC Trust IV, therefore the trusts are not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trusts was $1.2 million and is included in other assets in the consolidated balance sheets.

        The debentures associated with LSHC Trust III mature on December 31, 2036 and pay a variable rate of interest equal to LIBOR plus 1.75%. The debentures associated with LSHC Trust IV mature on September 6, 2037 and pay a variable rate of interest equal to LIBOR plus 1.47%. Interest is payable quarterly. The debentures, net assets of LSHC Trust III, net assets of LSHC Trust IV and the common securities issued by the trusts are redeemable in whole or in part on dates each quarter at the redemption price plus interest accrued to the redemption date, as specified in the trust indenture document. The debentures are also redeemable in whole or in part from time to time upon the occurrence of "special events" defined within the indenture document. Subject to certain exceptions and limitations, the Company may, from time to time, defer subordinated debenture interest payments, which would result in a deferral of distribution payments on the related debentures, and with certain exceptions, prevent the Company from declaring or paying cash distributions on common stock or debt securities that rank pari passu or junior to the subordinated debenture.

NOTE 15—INCOME TAXES

        During the three months ended March 31, 2016 and 2015, the Company recorded an income tax provision of $2.8 million and $3.6 million, respectively, reflecting an effective tax rate of 35% for both periods.

NOTE 16—EARNINGS PER SHARE

        Earnings per share are calculated utilizing the two-class method. Basic earnings per share are calculated by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted average number of shares adjusted for the dilutive effect of common stock awards using the treasury stock method (outstanding stock options and unvested restricted stock), convertible preferred stock and convertible subordinated debt. Presented below are the calculations for basic and diluted earnings per

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 16—EARNINGS PER SHARE (Continued)

common share for the three months ended March 31, 2016 and 2015 (in thousands, except for share and per share data):

	Three Months Ended March 31,
	2016	2015
Net income	$5,119	$6,531
Common shareholder dividends	(2,124)	(1,880)
Unvested restricted stock award dividends	(13)	(12)
Undistributed earnings to unvested restricted stock awards	(18)	(31)

Undistributed earnings to common shareholders	$2,964	$4,608

Basic
Distributed earnings to common shareholders	$2,124	$1,880
Undistributed earnings to common shareholders	2,964	4,608

Total common shareholders' earnings, basic	$5,088	$6,488

Diluted
Distributed earnings to common shareholders	$2,124	$1,880
Undistributed earnings to common shareholders	2,964	4,608

Total common shareholders' earnings	5,088	6,488
Add back:
Undistributed earnings reallocated from unvested restricted stock awards	—	1

Total common shareholders' earnings, diluted	$5,088	$6,489

Weighted average common shares outstanding, basic	11,957,381	11,886,581
Options and warrants	271,912	178,868

Weighted average common shares outstanding, diluted	12,229,293	12,065,449

Basic earnings per common share	$0.43	$0.55
Diluted earnings per common share	0.42	0.54

NOTE 17—CAPITAL REQUIREMENTS

        Our primary source of cash is dividends received from the Bank. The Bank is restricted by Illinois law and regulations of the Illinois Department of Financial and Professional Regulations and the FDIC as to the maximum amount of dividends the Bank can pay to us. As a practical matter, the Bank restricts dividends to a lesser amount because of the need to maintain an adequate capital structure.

        We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 17—CAPITAL REQUIREMENTS (Continued)

practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Company and Midland to maintain minimum amounts and ratios of Total capital, Tier 1 capital and common equity Tier 1 capital to risk-weighted assets (as defined in the regulations), and of Tier 1 capital to average assets (as defined in the regulations).

        In July 2013, the federal bank regulators approved final rules (the "Basel III Rule") implementing Basel III framework as well as certain provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Basel III Rule also substantially revises the risk-based capital requirements applicable to bank holding companies and their depository institution subsidiaries, including the Company and Midland, as compared to the general risk-based capital rules. The Basel III Rule revises the components of capital and addresses other issues affecting the numerator in regulatory capital ratios. The Basel III Rule also address asset risk weights and other issues affecting the denominator in regulatory capital ratios and replace the existing general risk-weighting approach based on Basel I with a more risk-sensitive approach. The Basel III Rule became effective for the Company and Midland on January 1, 2015 (subject to a phase-in period for certain provisions). As of March 31, 2016 and December 31, 2015, the capital ratios (as set forth in the table below) are calculated under the new Basel III rules.

        As of March 31, 2016, the Company and Midland met all capital adequacy requirements. Also, as of March 31, 2016, the most recent notification from the FDIC categorized Midland as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, we must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that we believe have changed our category.

        At March 31, 2016 and December 31, 2015, the Company's and Midland's actual and required capital ratios were as follows (in thousands, except for ratios):

	March 31, 2016
	Actual		Required for adequate capital		To be well capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets):
Midland States Bancorp, Inc.	$284,188	11.67%	$194,791	8.00%	N/A	N/A
Midland States Bank	270,955	11.11	195,090	8.00	243,863	10.00%
Tier 1 capital (to risk-weighted assets):
Midland States Bancorp, Inc.	206,397	8.48%	146,093	6.00%	N/A	N/A
Midland States Bank	256,188	10.51	146,318	6.00	195,090	8.00%
Common equity Tier 1 capital (to risk-weighted assets):
Midland States Bancorp, Inc.	155,748	6.40%	109,570	4.50%	N/A	N/A
Midland States Bank	256,188	10.51	109,738	4.50	158,511	6.50%
Tier 1 leverage (to average assets):
Midland States Bancorp, Inc.	206,397	7.25%	113,810	4.00%	N/A	N/A
Midland States Bank	256,188	8.99	113,960	4.00	142,450	5.00%

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 17—CAPITAL REQUIREMENTS (Continued)

	December 31, 2015
	Actual		Required for adequate capital		To be well capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets):
Midland States Bancorp, Inc.	$288,958	11.82%	$195,550	8.00%	N/A	N/A
Midland States Bank	270,436	11.06	195,702	8.00	244,628	10.00%
Tier 1 capital (to risk-weighted assets):
Midland States Bancorp, Inc.	210,614	8.62%	146,662	6.00%	N/A	N/A
Midland States Bank	254,228	10.39	146,777	6.00	195,702	8.00%
Common equity Tier 1 capital (to risk-weighted assets):
Midland States Bancorp, Inc.	158,969	6.50%	109,997	4.50%	N/A	N/A
Midland States Bank	254,228	10.39	110,082	4.50	159,008	6.50%
Tier 1 leverage (to average assets):
Midland States Bancorp, Inc.	210,614	7.49%	112,500	4.00%	N/A	N/A
Midland States Bank	254,228	9.01	112,827	4.00	141,034	5.00%

NOTE 18—FAIR VALUE OF FINANCIAL INSTRUMENTS

        ASC 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value including a three-level valuation hierarchy, and expands disclosures about fair value measurements. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date reflecting assumptions that a market participant would use when pricing an asset or liability. The hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

  •
  Level 1: Unadjusted quoted prices for identical assets or liabilities traded in active markets.

  •
  Level 2: Observable inputs other than Level 1, including quoted prices for similar assets and liabilities in active markets, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data, either directly or indirectly, for substantially the full term of the financial instrument.

  •
  Level 3: Inputs to a valuation methodology that are unobservable, supported by little or no market activity, and significant to the fair value measurement. These valuation methodologies generally include pricing models, discounted cash flow models, or a determination of fair value that requires significant management judgment or estimation. This category also includes observable inputs from a pricing service not corroborated by observable market data, such as pricing non-agency mortgage backed securities.

        Fair value is used on a recurring basis to account for securities available for sale and derivative instruments, and for financial assets for which the Company has elected the fair value option. For assets and liabilities measured at the lower of cost or fair value, the fair value measurement criteria may or may not be met during a reporting period and such measurements are therefore considered "nonrecurring" for purposes of disclosing our fair value measurements. Fair value is used on a nonrecurring basis to adjust carrying values for impaired loans and other real estate owned and also to

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 18—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

record impairment on certain assets, such as goodwill, core deposit intangibles and other long-lived assets.

        Assets and liabilities measured and recorded at fair value, including financial assets for which the Company has elected the fair value option, on a recurring and nonrecurring basis as of March 31, 2016 and December 31, 2015 are summarized below (in thousands):

	March 31, 2016
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets and liabilities measured at fair value on a recurring basis:
Assets
Securities available for sale:
U.S. Treasury securities	$35,442	$35,442	$—	$—
Government sponsored entity debt securities	9,396	—	9,396	—
Agency mortgage-backed securities	61,611	—	61,611	—
Non-agency mortgage-backed securities	2	—	—	2
Covered non-agency mortgage-backed securities	76,720	—	76,720	—
State and municipal securities	21,005	—	21,005	—
Corporate securities	27,898	—	21,162	6,736
Loans held for sale	103,365	—	103,365	—
Interest rate lock commitments	7,352	—	7,352	—

	$342,791	$35,442	$300,611	$6,738

Liabilities
Interest rate swap agreement	$95	$—	$95	$—
Forward commitments to sell mortgage-backed securities	152	—	152	—
Contingent consideration	350	—	—	350

	$597	—	$247	$350

Assets measured at fair value on a non-recurring basis:
Impaired loans	$3,781	$—	$2,049	$1,732
Other real estate owned	—	—	—	—

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 18—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	December 31, 2015
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets and liabilities measured at fair value on a recurring basis:
Assets
Securities available for sale:
U.S. Treasury securities	$48,302	$48,302	$—	$—
Government sponsored entity debt securities	9,454	—	9,454	—
Agency mortgage-backed securities	67,527	—	67,527	—
Non-agency mortgage-backed securities	2	—	2	—
Covered non-agency mortgage-backed securities	75,979	—	75,979	—
State and municipal securities	15,494	—	15,494	—
Corporate securities	19,869	—	19,869	—
Loans held for sale	54,413	—	54,413	—
Interest rate lock commitments	6,029	—	6,029	—

Total	$297,069	$48,302	$248,767	$—

Liabilities
Interest rate swap agreement	$126	$—	$126	$—
Forward commitments to sell mortgage-backed securities	2	—	2	—
Contingent consideration	350	—	—	350

Total	$478	—	$128	$350

Assets measured at fair value on a non-recurring basis:
Impaired loans	$16,667	$—	$8,821	$7,846
Other real estate owned	535	—	535	—

        The following table presents losses recognized on assets measured on a non-recurring basis for the three months ended March 31, 2016 and 2015 (in thousands):

	Three Months Ended March 31,
	2016	2015
Impaired loans	$3,135	$—
Other real estate owned	—	—

Total loss on assets measured on a nonrecurring basis	$3,135	$—

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 18—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The following table presents activity for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended March 31, 2016 (in thousands):

	Corporate Securities	Non-Agency Mortgage-Backed Securities
Balance, beginning of period	$—	$—
Transferred from Level 2	6,749	2
Total realized in earnings(1)	73	—
Total unrealized in other comprehensive income	(22)	—
Net settlements (principal and interest)	(64)	—

Balance, end of period	$6,736	$2

(1)
Amounts included in interest income from investment securities taxable in the consolidated statements of income.

        The following table presents activity for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended March 31, 2015 (in thousands):

Covered Non-Agency Mortgage-Backed Securities
Balance, beginning of period	$56,437
Total realized in earnings(1)	1,487
Transferred to Level 2	(55,910)
Net settlements (principal and interest)	(2,014)

Balance, end of period	$—

(1)
Amounts included in interest income from investment securities taxable in the consolidated statements of income.

        ASC Topic 825, Financial Instruments, requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate such fair values. Additionally, certain financial instruments and all nonfinancial instruments are excluded from the applicable disclosure requirements.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 18—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The following tables are a summary of the carrying values and fair value estimates of certain financial instruments as of March 31, 2016 and December 31, 2015 (in thousands):

	March 31, 2016
	Carrying Amount	Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Cash and due from banks	$162,258	$162,258	$162,258	$—	$—
Federal funds sold	158	158	158	—	—
Investment securities available for sale	232,074	232,074	35,442	189,894	6,738
Investment securities held to maturity	88,085	93,477	—	93,477	—
Nonmarketable equity securities	15,382	15,382	—	15,382	—
Loans, net	2,001,463	2,024,207	—	—	2,024,207
Loans held for sale	103,365	103,365	—	103,365	—
Accrued interest receivable	7,386	7,386	—	7,386	—
Interest rate lock commitments	7,352	7,352	—	7,352	—
Liabilities
Deposits	$2,389,710	$2,394,498	$—	$2,394,498	$—
Short-term borrowings	101,649	101,649	—	101,649	—
FHLB and other borrowings	40,133	40,229	—	40,229	—
Subordinated debt	61,903	58,060	—	58,060	—
Trust preferred debentures	37,142	32,307	—	32,307	—
Accrued interest payable	1,861	1,861	—	1,861	—
Forward commitments to sell mortgage-backed securities	152	152	—	152	—
Interest rate swap agreement	95	95	—	95	—

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 18—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	December 31, 2015
	Carrying Amount	Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Cash and due from banks	$211,976	$211,976	$211,976	$—	$—
Federal funds sold	499	499	499	—	—
Investment securities available for sale	236,627	236,627	48,302	188,325	—
Investment securities held to maturity	87,521	92,816	—	92,816	—
Nonmarketable equity securities	15,472	15,472	—	15,472	—
Loans, net	1,979,601	1,992,745	—	—	1,992,745
Loans held for sale	54,413	54,413	—	54,413	—
Accrued interest receivable	7,697	7,697	—	7,697	—
Interest rate lock commitments	6,029	6,029	—	6,029	—
Liabilities
Deposits	$2,367,648	$2,371,397	$—	$2,371,397	$—
Short-term borrowings	107,538	107,538	—	107,538	—
FHLB and other borrowings	40,178	40,054	—	40,054	—
Subordinated debt	61,859	58,198	—	58,198	—
Trust preferred debentures	37,057	33,537	—	33,537	—
Accrued interest payable	979	979	—	979	—
Forward commitments to sell mortgage-backed securities	2	2	—	2	—
Interest rate swap agreement	126	126	—	126	—

        The following is a description of the valuation methodologies used to measure our assets recorded at fair value (under ASC Topic 820) and for estimating fair value for financial instruments not recorded at fair value (under ASC Topic 825):

        Cash and due from banks and Federal funds sold.    The carrying amounts are assumed to be the fair value because of the liquidity of these instruments.

        Investment securities available for sale.    Securities available for sale are measured and carried at fair value on a recurring basis. Unrealized gains and losses on available-for-sale securities are reported as a component of accumulated other comprehensive income in the consolidated balance sheets.

        For securities available for sale where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). In determining the fair value of available-for-sale securities categorized as Level 2, we obtain a report from a nationally recognized broker-dealer detailing the fair value of each investment security we hold as of each reporting date. The broker-dealer uses observable market information to value our fixed income securities, with the primary source being a nationally recognized pricing service. The fair value of the municipal securities is based on a proprietary model maintained by the broker-dealer. We review all of the broker-dealer supplied quotes

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 18—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

on the securities we own as of the reporting date for reasonableness based on our understanding of the marketplace and we consider any credit issues related to the bonds. As we have not made any adjustments to the market quotes provided to us and they are based on observable market data, they have been categorized as Level 2 within the fair value hierarchy.

        For securities available for sale where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). During the three months ended March 31, 2016, $6.7 million of corporate securities and $2,000 of non-agency mortgage backed securities were transferred from Level 2 to Level 3 because observable market inputs were not available and the securities were not actively traded; therefore, the fair value was determined through consensus pricing and discounted cash flow models.

        Corporate securities classified as Level 3 are not actively traded, and as a result, fair value is determined utilizing third-party valuation services through consensus pricing. The significant unobservable input used in the fair value measurement of Level 3 corporate securities is net market price (range of –2.5% to 2.5%; weighted average of 1.5%.) Significant changes in any of the inputs in isolation would result in a significant change to the fair value measurement. Net market price generally increases when market interest rates decline and declines when market interest rates increase.

        The fair value of non-agency mortgage backed securities classified as Level 3 is determined utilizing a discounted cash flow model. Significant unobservable inputs include discount rate (range of 4.0% - 15.0%; weighted average of 6.5%), cumulative prepayment rate (range of 0.0% - 100.0%; weighted average of 9.5%), cumulative default (range of 1.5% - 100%; weighted average of 11.0%), and loss given default (range of 85% - 100%; weighted average of 96.5%.) In general, prepayment rates increase when market rates decline and increase as market rates rise. Typically, higher prepayment rates result in lower fair values. Credit loss estimates are driven by the borrowers ability to pay there loans and the value of underlying collateral. These metrics typically increase when macroeconomic conditions worsen. Generally, discount rates increase with market interest rates and credit and liquidity risks increase. Higher discount rates and credit spreads typically result in lower fair market values.

        During the three months ended March 31, 2015, $55.9 million of covered non-agency mortgage-backed securities were transferred from Level 3 to Level 2 because a more liquid market for these securities had developed and prices supported by observable market inputs had become available.

        During the three months ended March 31, 2016 and 2015, we recorded $824,000 and $162,000, respectively, of other-than-temporary impairment, net of applicable loss-share reimbursements, on non-agency mortgage-backed securities covered by FDIC loss-sharing agreements.

        Investment securities held to maturity.    Held-to-maturity securities are those debt instruments which the Company has the positive intent and ability to hold until maturity. Securities held to maturity are recorded at cost, adjusted for the amortization of premiums or accretion of discounts.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 18—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        For securities held to maturity where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). In determining the fair value of held-to-maturity securities categorized as Level 2, we obtain a report from a nationally recognized broker-dealer detailing the fair value of each investment security we hold as of each reporting date. The fair value of the municipal securities is based on a proprietary model maintained by the broker-dealer. We review all of the broker-dealer supplied quotes on the securities we own as of the reporting date for reasonableness based on our understanding of the marketplace and we consider any credit issues related to the bonds. As we have not made any adjustments to the market quotes provided to us and they are based on observable market data, they have been categorized as Level 2 within the fair value hierarchy.

        Nonmarketable equity securities.    The carrying amounts approximate their fair values.

        Loans (excluding covered loans).    Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type and further segmented into fixed and adjustable rate interest terms and by credit risk categories. The fair value estimates do not take into consideration the value of the loan portfolio in the event the loans have to be sold outside the parameters of normal operating activities. The fair value of performing fixed rate loans is estimated by discounting scheduled cash flows through the estimated maturity using estimated market prepayment speeds and estimated market discount rates that reflect the credit and interest rate risk inherent in the loans. The estimated market discount rates used for performing fixed rate loans are the Company's current offering rates for comparable instruments with similar terms. The fair value of performing adjustable rate loans is estimated by discounting scheduled cash flows through the next repricing date. As these loans reprice frequently at market rates and the credit risk is not considered to be greater than normal, the market value is typically close to the carrying amount of these loans. The method of estimating fair value does not incorporate the exit-price concept of fair value prescribed by ASC Topic 820.

        Non-covered impaired loans.    Non-covered impaired loans are measured and recorded at fair value on a non-recurring basis. All of our non-covered nonaccrual loans and restructured loans are considered impaired and are reviewed individually for the amount of impairment, if any. Most of our loans are collateral dependent and, accordingly, we measure impaired loans based on the estimated fair value of such collateral. The fair value of each loan's collateral is generally based on estimated market prices from an independently prepared appraisal, which is then adjusted for the cost related to liquidating such collateral; such valuation inputs result in a nonrecurring fair value measurement that is categorized as a Level 2 measurement. When adjustments are made to an appraised value to reflect various factors such as the age of the appraisal or known changes in the market or the collateral, such valuation inputs are considered unobservable and the fair value measurement is categorized as a Level 3 measurement. The impaired loans categorized as Level 3 also include unsecured loans and other secured loans whose fair values are based significantly on unobservable inputs such as the strength of a guarantor, cash flows discounted at the effective loan rate, and management's judgment. The loan balances shown in the above tables represent nonaccrual and restructured loans for which impairment was recognized during the three months ended March 31, 2016 and 2015. The amounts shown as losses represent, for the loan balances shown, the impairment recognized during those same years.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 18—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        Covered loans.    Covered loans were measured at estimated fair value on the date of acquisition. Thereafter, the fair value of covered loans is measured using the same methodology as that for non-covered loans. The above discussion for non-covered loans and non-covered impaired loans is applicable to covered loans following their acquisition date.

        Loans held for sale.    Loans held for sale are carried at either fair value, if elected, or the lower of cost or fair value on an individual loan basis. Fair value measurements on loans held for sale are based on quoted market prices for similar loans in the secondary market. At March 31, 2016 and December 31, 2015, loans held for sale were carried at fair value.

        Other real estate owned.    The fair value of foreclosed real estate, both non-covered and covered, is generally based on estimated market prices from independently prepared current appraisals or negotiated sales prices with potential buyers; such valuation inputs result in a fair value measurement that is categorized as a Level 2 measurement on a nonrecurring basis. When a current appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value as a result of known changes in the market or the collateral and there is no observable market price, such valuation inputs result in a fair value measurement that is categorized as a Level 3 measurement. To the extent a negotiated sales price or reduced listing price represents a significant discount to an observable market price, such valuation input would result in a fair value measurement that is also considered a Level 3 measurement.

        Accrued interest receivable.    The carrying amounts approximate their fair values.

        Deposits.    Deposits are carried at historical cost. The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, money market, savings and checking accounts, is equal to the amount payable on demand as of the balance sheet date. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

        Short-term borrowings.    Short-term borrowings consist of repurchase agreements. These borrowings typically have terms of less than 30 days and therefore, their carrying amounts are a reasonable estimate of fair value.

        FHLB advances and other borrowings and subordinated debt.    Borrowings are carried at amortized cost. The fair value of fixed rate borrowings is calculated by discounting scheduled cash flows through the estimated maturity or call dates using estimated market discount rates that reflect rates offered at that time for borrowings with similar remaining maturities and other characteristics.

        Trust preferred debentures.    Debentures are carried at amortized cost. The fair value of variable rate debentures is calculated by discounting scheduled cash flows through the estimated maturity or call dates using estimated market discount rates that reflect spreads offered at that time for borrowings with similar remaining maturities and other characteristics.

        Accrued interest payable.    The carrying amounts approximate their fair values.

        Derivative financial instruments.    The Company enters into interest rate lock commitments which are agreements to originate mortgage loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate. These commitments are carried at fair

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 18—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

value in other assets on the consolidated balance sheet with changes in fair value reflected in mortgage banking revenue. The Company also has forward loan sales commitments related to its interest rate lock commitments and its loans held for sale. These commitments are carried at fair value in other assets or other liabilities on the consolidated balance sheet with changes in fair value reflected in mortgage banking revenue. The interest rate swap is carried at fair value on a recurring basis based upon the amounts required to settle the contracts.

NOTE 19—COMMITMENTS, CONTINGENCIES AND CREDIT RISK

        In the normal course of business, there are outstanding various contingent liabilities such as claims and legal actions, which are not reflected in the consolidated financial statements. No material losses are anticipated as a result of these actions or claims.

        We are obligated under noncancelable operating leases for office space and other commitments. Certain leases contain escalation clauses providing for increased rental payments based primarily on increases in real estate taxes or in the average consumer price index. Net rent expense under operating leases included in occupancy and equipment expense was approximately $572,000 and $647,000 for the three months ended March 31, 2016 and 2015, respectively.

        The projected minimum rental payments under the terms of the leases as of March 31, 2016 are as follows (in thousands):

Amount
Year ending December 31:
2016 remaining	$1,974
2017	2,271
2018	2,070
2019	1,830
2020	1,729
Thereafter	6,721

Total estimated lease payments	$16,595

        We are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments.

        Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank used the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The commitments

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 19—COMMITMENTS, CONTINGENCIES AND CREDIT RISK (Continued)

are principally tied to variable rates. Loan commitments as of March 31, 2016 and December 31, 2015 are as follows (in thousands):

	March 31, 2016	December 31, 2015
Commitments to extend credit	$486,257	$495,506
Financial guarantees—standby letters of credit	22,101	31,029

        The Company sells residential mortgage loans to investors in the normal course of business. Residential mortgage loans sold to others are predominantly conventional residential first lien mortgages originated under our usual underwriting procedures, and are sold on a nonrecourse basis, primarily to government-sponsored enterprises ("GSEs"). The Company's agreements to sell residential mortgage loans in the normal course of business usually require certain representations and warranties on the underlying loans sold, related to credit information, loan documentation, collateral, and insurability. Subsequent to being sold, if a material underwriting deficiency or documentation defect is discovered, the Company may be obligated to repurchase the loan or reimburse the GSEs for losses incurred. The make whole requests and any related risk of loss under the representations and warranties are largely driven by borrower performance. The Company establishes a mortgage repurchase liability related to these events that reflect management's estimate of losses on loans for which the Company could have a repurchase obligation based on a combination of factors. Such factors incorporate the volume of loans sold in 2016 and years prior, borrower default expectations, historical investor repurchase demand and appeals success rates, and estimated loss severity. Loans repurchased from investors are initially recorded at fair value, which becomes the Company's new accounting basis. Any difference between the loan's fair value and the outstanding principal amount is charged or credited to the mortgage repurchase liability, as appropriate. Subsequent to repurchase, such loans are carried in loans receivable. As a result of make whole requests and loan repurchases, the Company incurred losses totaling $53,000 for the three months ended March 31, 2015. The Company did not incur any losses for the three months ended March 31, 2016. The liability for unresolved repurchase demands totaled $313,000 and $378,000 at March 31, 2016 and December 31, 2015, respectively.

NOTE 20—SEGMENT INFORMATION

        Our business segments are defined as Banking and Commercial FHA Origination and Servicing. The reportable business segments are consistent with the internal reporting and evaluation of the principle lines of business of the Company. The banking segment provides a wide range of financial products and services to consumers and businesses, including commercial, commercial real estate, mortgage and other consumer loan products; commercial equipment leasing; mortgage loan sales and servicing; letters of credit; various types of deposit products, including checking, savings and time deposit accounts; merchant services; and corporate treasury management services. The commercial FHA origination and servicing segment provides for the origination and servicing of government sponsored mortgages for multifamily and healthcare facilities. The other segment includes the operating results of the Parent Company, our Wealth Management business unit, and the elimination of intercompany transactions. Wealth management activities consist of trust and fiduciary services, brokerage and retirement planning services.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(UNAUDITED) (Continued)

NOTE 20—SEGMENT INFORMATION (Continued)

        Selected business segment financial information as of and for the three months ended March 31, 2016 and 2015 were as follows (in thousands):

	Banking	Commercial FHA Origination and Servicing	Other	Total
Three Months Ended March 31, 2016
Net interest income (expense)	$25,393	$148	$(1,500)	$24,041
Provision for loan losses	1,125	—	—	1,125
Noninterest income	5,460	6,767	391	12,618
Noninterest expense	21,452	4,673	1,514	27,639

Income (loss) before income taxes (benefit)	8,276	2,242	(2,623)	7,895
Income taxes (benefit)	2,466	897	(586)	2,777

Net income (loss)	$5,810	$1,345	$(2,037)	$5,118

Total assets	$2,899,657	$144,251	$(145,828)	$2,898,080

Three Months Ended March 31, 2015
Net interest income (expense)	$25,098	$371	$(768)	$24,701
Provision for loan losses	997	—	—	997
Noninterest income	11,231	7,115	(324)	18,022
Noninterest expense	25,916	4,027	1,602	31,545

Income (loss) before income taxes (benefit)	9,416	3,459	(2,694)	10,181
Income taxes (benefit)	2,583	1,339	(331)	3,591

Net income (loss)	$6,833	$2,120	$(2,363)	$6,590

Total assets	$2,835,097	$77,833	$(84,171)	$2,828,759

NOTE 21—RELATED PARTY TRANSACTIONS

        The Company utilizes the services of a company to act as a general manager for the construction of new branch facilities. A member of our board of directors is a substantial shareholder of this company and currently serves as its Chairman. During the three months ended March 31, 2016 and 2015, the Company paid $159,000 and $197,000, respectively, for work on various projects.

        A member of our board of directors has an ownership interest in the office building located in Clayton, Missouri and three of the Bank's full-service branch facilities. During the three months ended March 31, 2016 and 2015, the Company paid rent of $210,000 and $123,000, respectively.

NOTE 22—SUBSEQUENT EVENTS

        The Company has evaluated subsequent events through April 29, 2016, the date on which the consolidated financial statements were available to be issued.

Independent Auditors' Report

The Board of Directors
Midland States Bancorp, Inc.:

        We have audited the accompanying consolidated financial statements of Midland States Bancorp, Inc. and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midland States Bancorp, Inc. and its subsidiaries as of December 31, 2015 and 2014 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in accordance with U.S. generally accepted accounting principles.

Report on Other Legal and Regulatory Requirements

        We also have examined in accordance with attestation standards established by the American Institute of Certified Public Accountants, the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 1, 2016 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

St. Louis, Missouri
March 1, 2016

MIDLAND STATES BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2015 AND 2014

(dollars expressed in thousands, except for share and per share data)

	2015	2014
Assets
Cash and due from banks	$211,976	$159,769
Federal funds sold	499	134

Cash and cash equivalents	212,475	159,903
Investment securities available for sale, at fair value ($75,979 and $92,319 covered by FDIC loss-share at December 31, 2015 and 2014, respectively)	236,627	253,768
Investment securities held to maturity, at amortized cost (fair value of $92,816 and $106,891 at December 31, 2015 and 2014, respectively)	87,521	101,763
Loans	1,995,589	1,798,015
Allowance for loan losses	(15,988)	(12,300)

Total loans, net	1,979,601	1,785,715
Loans held for sale, at fair value	54,413	96,407
Premises and equipment, net	73,133	72,331
Other real estate owned	5,472	8,291
Nonmarketable equity securities	15,472	12,194
Accrued interest receivable	7,697	8,642
Mortgage servicing rights, at lower of cost or market	66,651	62,781
Intangible assets	7,004	9,464
Goodwill	46,519	47,946
Cash surrender value of life insurance policies	52,729	31,255
Accrued income taxes receivable	8,754	3,426
Deferred tax assets, net	1,496	3,683
Other assets	29,260	19,045

Total assets	$2,884,824	$2,676,614

Liabilities and Shareholders' Equity
Liabilities:
Deposits:
Noninterest-bearing	$543,401	$507,188
Interest-bearing	1,824,247	1,643,445

Total deposits	2,367,648	2,150,633
Short-term borrowings	107,538	129,714
FHLB advances and other borrowings	40,178	74,349
Subordinated debt	61,859	7,370
Trust preferred debentures	37,057	36,930
Accrued interest payable	979	1,067
Other liabilities	36,509	56,622

Total liabilities	2,651,768	2,456,685

Shareholders' Equity:
Common stock, $0.01 par value; 40,000,000 shares authorized; 11,797,404 and 11,725,158 shares issued and outstanding at December 31, 2015 and 2014, respectively	118	117
Capital surplus	135,822	134,423
Retained earnings	90,911	74,279
Accumulated other comprehensive income	6,029	10,637

Total Midland States Bancorp, Inc. shareholders' equity	232,880	219,456
Noncontrolling interest in subsidiaries	176	473

Total shareholders' equity	233,056	219,929

Total liabilities and shareholders' equity	$2,884,824	$2,676,614

See accompanying notes to consolidated financial statements.

MIDLAND STATES BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(dollars expressed in thousands, except for share and per share data)

	2015	2014	2013
Interest income:
Loans:
Taxable	$100,814	$55,514	$55,598
Tax exempt	1,175	782	1,260
Investment securities:
Taxable	11,502	12,063	12,801
Tax exempt	3,916	4,604	5,137
Federal funds sold and cash investments	389	178	193

Total interest income	117,796	73,141	74,989

Interest expense:
Deposits	7,511	5,198	5,713
Short-term borrowings	237	179	161
FHLB advances and other borrowings	741	1,682	1,766
Subordinated debt	2,731	728	755
Trust preferred debentures	1,669	756	674

Total interest expense	12,889	8,543	9,069

Net interest income	104,907	64,598	65,920
Provision for loan losses	11,127	92	173

Net interest income after provision for loan losses	93,780	64,506	65,747

Noninterest income:
Commercial mortgage banking revenue	20,175	—	—
Residential mortgage banking revenue	17,634	3,000	3,366
Wealth management revenue	7,292	7,098	6,149
Merchant services revenue	1,529	1,083	742
Service charges on deposit accounts	3,969	3,036	2,741
Interchange revenue	3,562	2,613	2,260
Gain on bargain purchase	—	—	2,154
FDIC loss-sharing expense	(566)	(3,491)	(1,149)
Amortization of FDIC indemnification asset	(397)	(954)	(2,705)
Gain on sales of investment securities, net	193	77	321
Other-than-temporary impairment on investment securities	(461)	(190)	(190)
Gain (loss) on sales of other real estate owned	600	761	(26)
Gain on sales of other assets	—	3,224	—
Other income	5,952	4,184	2,567

Total noninterest income	59,482	20,441	16,230

Noninterest expense:
Salaries and employee benefits	63,313	32,503	30,537
Occupancy and equipment	13,151	7,587	6,999
Data processing	10,197	6,402	5,593
FDIC insurance	2,051	1,328	1,121
Professional	8,687	5,677	4,794
Marketing	2,891	2,530	1,470
Communications	2,354	1,541	1,100
Loan expense	2,960	1,204	1,577
Other real estate owned	945	2,189	2,247
Intangible assets amortization	2,460	2,115	2,257
FHLB advances prepayment fee	—	1,746	—
Other	8,755	4,658	3,754

Total noninterest expense	117,764	69,480	61,449

Income before income taxes	35,498	15,467	20,528
Income taxes	11,091	4,651	6,023

Net income	24,407	10,816	14,505
Less: net income attributable to noncontrolling interest in subsidiaries	83	—	—

Net income attributable to Midland States Bancorp, Inc.	24,324	10,816	14,505
Preferred stock dividends	—	7,601	4,718

Net income available to common shareholders	$24,324	$3,215	$9,787

Per common share data:
Basic earnings per common share	$2.03	$0.53	$2.12
Diluted earnings per common share	$2.00	$0.53	$1.70
Weighted average common shares outstanding	11,902,455	5,945,615	4,558,549
Weighted average diluted common shares outstanding	12,112,403	6,025,454	7,151,471

See accompanying notes to consolidated financial statements.

MIDLAND STATES BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(dollars expressed in thousands)

	2015	2014	2013
Net income	$24,407	$10,816	$14,505
Other comprehensive (loss) income:
Change in investment securities available for sale:
Unrealized (losses) gains that occurred during the period	(7,278)	7,517	8,184
Reclassification adjustment for realized net gains on sales of investment securities included in net income	(193)	(77)	(321)
Income tax effect	3,007	(3,519)	(2,752)

	(4,464)	3,921	5,111

Change in investment securities held to maturity:
Amortization of unrealized gain on investment securities transferred from available-for-sale	(356)	(537)	(837)
Income tax effect	143	156	293

	(213)	(381)	(544)

Cash flow hedges:
Change in fair value of interest rate swap	115	112	182
Income tax effect	(46)	(27)	(64)

	69	85	118

Other comprehensive (loss) income, net of tax	(4,608)	3,625	4,685

Total comprehensive income	19,799	14,441	19,190
Net income attributable to noncontrolling interest in subsidiaries	83	—	—

Total comprehensive income attributable to Midland States Bancorp, Inc.	$19,716	$14,441	$19,190

See accompanying notes to consolidated financial statements.

MIDLAND STATES BANCORP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(dollars expressed in thousands, except for share and per share data)

	Preferred stock	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income	Treasury stock	Midland States Bancorp, Inc.'s Shareholders' Equity	Noncontrolling interest in subsidiaries	Total
Balances, December 31, 2012	$57,370	$50	$10,595	$67,192	$2,327	$(6,616)	$130,918	$—	$130,918
Net income	—	—	—	14,505	—	—	14,505	—	14,505
Compensation expense for stock option grants	—	—	358	—	—	—	358	—	358
Amortization of restricted stock awards	—	—	349	—	—	—	349	—	349
Common dividends declared ($0.53 per share)	—	—	—	(2,403)	—	—	(2,403)	—	(2,403)
Preferred dividends declared	—	—	—	(4,718)	—	—	(4,718)	—	(4,718)
Issuance of common stock warrants to an investor	—	—	615	—	—	—	615	—	615
Purchase of treasury stock	—	—	—	—	—	(9)	(9)	—	(9)
Sale of treasury stock to an investor	—	—	1,102	—	—	868	1,970	—	1,970
Issuance of treasury stock for an acquisition	—	—	1,624	—	—	1,110	2,734	—	2,734
Issuance of common stock under employee benefit plans	—	—	154	—	—	282	436	—	436
Other comprehensive income	—	—	—	—	4,685	—	4,685	—	4,685

Balances, December 31, 2013	$57,370	$50	$14,797	$74,576	$7,012	$(4,365)	$149,440	$—	$149,440
Net income	—	—	—	10,816	—	—	10,816	—	10,816
Compensation expense for stock option grants	—	—	240	—	—	—	240	—	240
Amortization of restricted stock awards	—	—	468	—	—	—	468	—	468
Common dividends declared ($0.59 per share)	—	—	—	(3,512)	—	—	(3,512)	—	(3,512)
Preferred dividends declared	—	—	—	(4,698)	—	—	(4,698)	—	(4,698)
Conversion of Series C preferred stock into 2,008,543 shares of common stock	(23,600)	17	19,259	—	—	4,324	—	—	—
Conversion of Series D preferred stock into 1,039,823 shares of common stock	(22,470)	10	22,460	—	—	—	—	—	—
Conversion of Series E preferred stock into 536,171 shares of common stock	(6,300)	5	6,295	—	—	—	—	—	—
Conversion of Series F preferred stock into 231,375 shares of common stock	(5,000)	2	4,998	—	—	—	—	—	—
Issuance of 138,239 shares of common stock for preferred dividends	—	1	2,902	(2,903)	—	—	—	—	—
Private placement issuance of 887,562 shares of common stock	—	9	16,147	—	—	—	16,156	—	16,156
Issuance of 2,224,091 shares of common stock for an acquisition	—	22	46,684	—	—	—	46,706	—	46,706
Fair value of noncontrolling interest recognized from business combination	—	—	—	—	—	—	—	473	473
Issuance of common stock under employee benefit plans	—	1	173	—	—	41	215	—	215
Other comprehensive income	—	—	—	—	3,625	—	3,625	—	3,625

Balances, December 31, 2014	$—	$117	$134,423	$74,279	$10,637	$—	$219,456	$473	$219,929
Net income	—	—	—	24,324	—	—	24,324	83	24,407
Cash distributions to noncontrolling interests	—	—	—	—	—	—	—	(380)	(380)
Compensation expense for stock option grants	—	—	413	—	—	—	413	—	413
Amortization of restricted stock awards	—	—	517	—	—	—	517	—	517
Common dividends declared ($0.65 per share)	—	—	—	(7,692)	—	—	(7,692)	—	(7,692)
Issuance of common stock under employee benefit plans	—	1	469	—	—	—	470	—	470
Other comprehensive loss	—	—	—	—	(4,608)	—	(4,608)	—	(4,608)

Balances, December 31, 2015	$—	$118	$135,822	$90,911	$6,029	$—	$232,880	$176	$233,056

See accompanying notes to consolidated financial statements.

MIDLAND STATES BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(dollars expressed in thousands)

	2015	2014	2013
Cash flows from operating activities:
Net income	$24,407	$10,816	$14,505
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	11,127	92	173
Depreciation on premises and equipment	5,139	3,464	3,185
Amortization of intangible assets	2,460	2,115	2,257
Amortization of FDIC indemnification asset	397	954	2,705
FDIC loss-sharing expense	566	3,491	1,149
Amortization of restricted stock awards	517	468	349
Compensation expense for stock option grants	413	240	358
Increase in cash surrender value of life insurance	(1,474)	(1,065)	(1,066)
Provision for deferred income taxes	6,474	4,064	1,024
Investment securities amortization, net	1,202	857	703
Other-than-temporary impairment on investment securities	461	190	190
Gain on sales of investment securities, net	(193)	(77)	(321)
(Gain) loss on sale of other real estate owned	(600)	(761)	26
Write-down of other real estate owned	114	1,530	1,542
Origination of loans held for sale	(943,844)	(88,444)	(111,008)
Proceeds from sale of loans held for sale	1,002,770	88,562	117,329
Gain on loans sold and held for sale	(34,017)	(1,994)	(2,071)
Gain on bargain purchase	—	—	(2,154)
Gain on sale of other assets	—	(3,224)	—
Net change in operating assets and liabilities:
Accrued interest receivable	945	646	1,581
Accrued interest payable	(88)	50	(912)
Accrued income taxes receivable	(4,775)	(3,048)	4,056
Other assets	2,168	(148)	(3,638)
Other liabilities	(648)	1,391	1,028

Net cash provided by operating activities	73,521	20,169	30,990

Cash flows from investing activities:
Investment securities available for sale:
Purchases	(83,668)	(30,405)	(91,097)
Sales	62,751	24,958	33,707
Maturities and payments	29,989	30,594	122,253
Investment securities held to maturity:
Purchases	(809)	(8,509)	(4,477)
Maturities	14,225	15,283	8,937
Net increase in loans	(209,109)	(94,858)	(190,414)
Purchases of premises and equipment	(6,008)	(2,920)	(3,593)
Purchase of bank-owned life insurance	(20,000)	—	—
Purchases of nonmarketable equity securities	(5,311)	—	(278)
Sales of nonmarketable equity securities	1,918	—	309
Proceeds from sales of other real estate owned	6,617	10,928	7,443
Proceeds from FDIC loss-sharing agreement, net	124	1,329	3,210
Net cash (paid) acquired in acquisitions	(20,053)	85,021	13,830

Net cash (used in) provided by investing activities	(229,334)	31,421	(100,170)

See accompanying notes to consolidated financial statements.

MIDLAND STATES BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(dollars expressed in thousands)

	2015	2014	2013
Cash flows from financing activities:
Net increase in deposits	217,015	2,674	16,604
Net (decrease) increase in short-term borrowings	(22,176)	25,324	14,746
Proceeds from FHLB borrowings	47,500	112,500	—
Payments made on FHLB borrowings	(67,500)	(117,500)	(29)
Proceeds from other borrowings	—	14,000	—
Payments made on other borrowings	(14,177)	(7,857)	(3,517)
Proceeds from issuance of subordinated debt	55,325	—	8,000
Payment made on subordinated debt	—	—	(5,000)
Cash dividends paid on preferred stock	—	(4,254)	(5,163)
Cash dividends paid on common stock	(7,692)	(3,512)	(2,403)
Proceeds from issuance of common stock	—	—	1,970
Proceeds from common stock subscriptions	—	—	16,222
Proceeds from issuance of common stock under employee benefit plans	470	215	436
Purchase of treasury stock	—	—	(9)
Cash distributions to noncontrolling shareholders	(380)	—	—

Net cash provided by financing activities	208,385	21,590	41,857

Net increase (decrease) in cash and cash equivalents	52,572	73,180	(27,323)

Cash and cash equivalents:
Beginning of year	$159,903	$86,723	$114,046

End of year	$212,475	$159,903	$86,723

Supplemental disclosures of cash flow information:
Cash payments for:
Interest paid on deposits and borrowed funds	$12,977	$8,493	$9,981
Income tax paid	8,541	4,684	848
Supplemental disclosures of noncash investing and financing activities:
Transfer of loans to other real estate owned	$3,533	$6,509	$6,509
Issuance of common stock warrants	—	—	615
Conversion of Series C preferred stock into common stock	—	23,600	—
Conversion of Series D preferred stock into common stock	—	22,470	—
Conversion of Series E preferred stock into common stock	—	6,300	—
Conversion of Series F preferred stock into common stock	—	5,000	—
Issuance of common stock for preferred dividends	—	2,903	—
Cash portion of merger consideration accrued for at year-end	—	20,053	—
Issuance of common stock for private placement	—	16,156	—

See accompanying notes to consolidated financial statements.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

        Midland States Bancorp, Inc. ("the Company", "we", "our", or "us") is a diversified financial holding company headquartered in Effingham, Illinois. Our 135-year old banking subsidiary, Midland States Bank ("Midland" or "the Bank"), has branches across Illinois and in Missouri and Colorado, and provides a broad array of traditional community banking and other complementary financial services, including lending, residential mortgage origination, wealth management, merchant services and prime consumer lending. Our Federal Housing Administration ("FHA") origination and servicing business, based in Washington, D.C., is one of the largest originators of government sponsored mortgages for multifamily and healthcare facilities in the United States. Our commercial equipment leasing business, based in Denver, provides financing to business customers across the country.

        In late 2007, we developed a strategic plan to build a diversified financial services company anchored by a strong community bank. Since then, we have grown organically and through a series of nine acquisitions, with an over-arching focus on enhancing shareholder value and building a platform for scalability. Most recently, we acquired Love Savings Holding Company ("LSHC") in December 2014, which greatly expanded our commercial and retail banking services in the St. Louis metropolitan area, added a branch and three mortgage offices in Colorado, and provided us the opportunity to enter complementary lending and leasing business lines. In total, we have grown from a community bank with six locations in 2007 to a financial services company with 81 locations and nationwide operations.

        Our principal business activity has been lending to and accepting deposits from individuals, businesses, municipalities and other entities. We have derived income principally from interest charged on loans and, to a lesser extent, from interest and dividends earned on investment securities. We have also derived income from noninterest sources, such as: fees received in connection with various lending and deposit services; wealth management services; residential mortgage loan originations, sales and servicing; merchant services; and, from time to time, gains on sales of assets. With the acquisition of LSHC, we have expanded our income sources to include a greater emphasis on residential mortgage loan origination and servicing, Love Funding Corporation's ("Love Funding") commercial mortgage loan origination and servicing and Heartland Business Credit's ("Business Credit") interest income on direct financing leases. Our principal expenses include interest expense on deposits and borrowings, operating expenses, such as salaries and employee benefits, occupancy and equipment expenses, data processing costs, professional fees and other noninterest expenses, provisions for loan losses and income tax expense.

        Refer to Note 2 in the consolidated financial statements for additional information about the Company's recent acquisitions.

Basis of Presentation

        The accompanying consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and conform to predominant practices within the banking industry. Such principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates reported within the consolidated financial statements include the fair value of investment securities, the determination of the allowance for loan losses, estimated fair values of

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

purchased loans, valuation of real estate and other properties acquired in connection with foreclosures or in satisfaction of amounts due from borrowers on loans, and the carrying value of mortgage servicing rights.

Principles of Consolidation

        The consolidated financial statements include the accounts of the parent company and its subsidiaries, giving effect to the noncontrolling interest in subsidiaries, as more fully described below. All significant intercompany accounts and transactions have been eliminated. Assets held for customers in a fiduciary or agency capacity, other than trust cash on deposit with Midland, are not assets of the Company and, accordingly, are not included in the accompanying consolidated financial statements.

        The Company operates through its wholly owned subsidiary bank, Midland, headquartered in Effingham, IL. Midland operates through its branch banking offices and subsidiaries: Love Funding, Business Credit, Heartland Premier LLC ("Premier") and Heartland Preferred Mortgage Company LLC ("Preferred"). All of the subsidiaries are wholly owned as of December 31, 2015, except Premier and Preferred, which were each formed as a joint venture mortgage origination operation, of which the Bank owns 51% and acts as a manager. Premier and Preferred are included in the consolidated financial statements and the noncontrolling ownership interest is reported as a component of shareholders' equity in the consolidated balance sheets as "noncontrolling interest in subsidiaries" and the earnings or loss attributable to the noncontrolling ownership interest is reported as "net income attributable to noncontrolling interest in subsidiaries" in the consolidated statements of income.

Business Combinations

        The Company accounts for business combinations under the acquisition method of accounting. Under the acquisition method, tangible and intangible identifiable assets acquired, liabilities assumed and any noncontrolling interests in the acquiree are recorded at fair value as of the acquisition date. The Company includes the results of operations of the acquired companies in the consolidated statements of income from the date of acquisition. Transaction costs and costs to restructure the acquired company are expensed as incurred. Goodwill is recognized as the excess of the acquisition price over the estimated fair value of the net assets acquired. If the fair value of the net assets acquired is greater than the acquisition price, a bargain purchase gain is recognized and recorded in noninterest income.

Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand, amounts due from banks, which includes amounts on deposit with the Federal Reserve, interest-bearing deposits with banks or other financial institutions and federal funds sold. Generally federal funds are sold for one-day periods, but not longer than 30 days.

Investment Securities

        Investment securities consist of debt securities of the U.S. Treasury, government sponsored entities, states, counties, municipalities, corporations, agency mortgage-backed securities, non-agency mortgage-backed securities and covered non-agency mortgage-backed securities. Securities transactions are recorded on a trade date basis. The Company classifies its securities as trading, available for sale, or

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

held to maturity at the time of purchase. Securities purchased with the intention of recognizing short-term profits or which are actively bought and sold are classified as trading account securities and reported at fair value. Unrealized gains and losses on trading securities are included in earnings. Held-to-maturity securities are those debt instruments, which the Company has the positive intent and ability to hold until maturity. Held-to-maturity securities are recorded at cost, adjusted for the amortization of premiums or accretion of discounts. All other securities are classified as available for sale. Available-for-sale securities are recorded at fair value. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are included in other comprehensive income and the related accumulated unrealized holding gains and losses are reported as a separate component of shareholders' equity until realized.

        On a quarterly basis, the Company makes an assessment to determine whether there have been any events or circumstances to indicate that a security for which there is an unrealized loss is impaired on an other than temporary basis. This determination requires significant judgment. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security. In estimating other-than-temporary impairment losses, we consider the severity and duration of the impairment; the financial condition and near-term prospects of the issuer, which for debt securities considers external credit ratings and recent downgrades; projected cash flows on covered non-agency mortgage-backed securities; and the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value.

        Purchase premiums are amortized and purchase discounts are accreted over the estimated life of the related investment security as an adjustment to yield using the effective interest method. Unamortized premiums, unaccreted discounts, and early payment premiums are recognized in interest income upon disposition of the related security. Interest and dividend income are recognized when earned. Realized gains and losses from the sale of available-for-sale securities are determined using the specific identification method and are included in other noninterest income. Also, when applicable, realized gains and losses are reported as a reclassification adjustment, net of tax, in other comprehensive income.

        Covered investment securities.    Covered investment securities include non-agency mortgage-backed securities acquired from the Federal Deposit Insurance Corporation ("FDIC") as receiver of Strategic Capital Bank ("Strategic"). Investment securities covered under loss-sharing agreements with the FDIC are reported exclusive of the expected reimbursement cash flows from the FDIC. Reimbursements can be claimed for realized losses including losses realized on the sale of the securities and losses due to other-than-temporary impairment. The securities are initially recorded at fair value at the acquisition date and continue to be carried at fair value. Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses in other-than-temporary impairment of investment securities on the consolidated statements of income. Refer to the section titled "Indemnification Asset Due from FDIC" for additional information.

Nonmarketable Equity Securities

        Nonmarketable equity securities include the Bank's required investments in the stock of the Federal Home Loan Bank ("FHLB") and the Federal Reserve Bank ("FRB"), and other nonmarketable equity securities. The Bank is a member of the FHLB system. Members are required to

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

        The Bank is also a member of its regional FRB. FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Loans

        Five of our acquisitions included loans acquired with deteriorated credit quality that were classified by us as Purchased Credit Impaired ("PCI"). Loans classified as non-PCI are loans we originated or purchased without deteriorated credit quality. PCI and non-PCI loans are described more fully below.

        In addition, as a result of the Strategic and Westbridge acquisitions, we have loans that are covered by loss-sharing agreements with the FDIC which we refer to as "covered loans." When we refer to non-covered loans, we are referring to loans not covered by our loss-sharing agreements with the FDIC.

        Covered loans.    We refer to "covered loans" as those loans that we acquired in the Strategic and Westbridge acquisitions for which we will be reimbursed for a substantial portion of any future losses under the terms of the FDIC loss-sharing agreements. Loans covered under loss-sharing or similar credit protection agreements with the FDIC are reported in loans exclusive of the expected reimbursement cash flows from the FDIC. Covered loans are initially recorded at fair value at the acquisition date. Subsequent decreases in the amount expected to be collected results in a provision for loan losses and a corresponding increase is recorded to the indemnification asset due from FDIC on the consolidated balance sheet. Covered loans are accounted for as either non-PCI loans or PCI loans, as discussed below.

        Non-Purchased Credit Impaired loans.    Non-PCI loans for which the Company has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are classified as loans in the consolidated balance sheets. Non-PCI loans are stated at the principal amount outstanding, net of unamortized deferred loan origination fees and costs and net of any unearned discount or unamortized premium. Interest income is recorded on the accrual basis in accordance with the terms of the respective loan. Loans are considered delinquent when principal or interest payments are past due 30 days or more; delinquent loans may remain on accrual status between 30 days and 89 days past due. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest payments are past due 90 days or when, in the opinion of management, there is a reasonable doubt as to collectability in the normal course of business. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan's principal balance is deemed collectible. Loans are restored to accrual status when loans become well-secured and management believes full collectability of principal and interest is probable. Nonrefundable loan fees and related direct costs associated with the origination or purchase of loans are deferred and netted against outstanding loan balances. The net deferred fees or costs are recognized as an adjustment to

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

interest income over the contractual life of the loans using the interest method or taken into income when the related loans are paid off or sold. The amortization of loan fees or costs is discontinued when a loan is placed on nonaccrual status.

        Lease Financing.    The Company provides direct financing leases to small businesses for purchases of business equipment. Under the direct financing method of accounting, the minimum lease payments to be received under the lease contract, together with the estimated unguaranteed residual values (approximately 3% to 15% of the cost of the related equipment), are recorded as lease receivables when the lease is signed and the lease property is delivered to the customer. The excess of the minimum lease payments and residual values over the cost of the equipment is recorded as unearned lease income. Unearned lease income is recognized over the term of the lease on a basis that results in an approximate level rate of return on the unrecovered lease investment. Lease income is recognized on the interest method. Residual value is the estimated fair market value of the equipment on lease at lease termination. In estimating the equipment's fair value at lease termination, we rely on historical experience by equipment type and manufacturer and, where available, valuations by independent appraisers, adjusted for known trends. Our estimates are reviewed continuously to ensure reasonableness; however, the amounts we will ultimately realize could differ from the estimated amounts. If the review results in a lower estimate than had been previously established, a determination is made as to whether the decline in estimated residual value is other-than-temporary. If the decline in estimated unguaranteed residual value is judged to be other-than-temporary, the accounting for the transaction is revised using the changed estimate. The resulting reduction in the investment is recognized as a loss in the period in which the estimate is changed. An upward adjustment of the estimated residual value is not recorded.

        Purchased Credit Impaired loans.    We account for loans under Accounting Standards Codification ("ASC") 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality ("acquired impaired loan accounting") when we acquire loans deemed to be impaired or when there is evidence of credit deterioration since their origination and it is probable at the date of acquisition that we would be unable to collect all contractually required payments. Revolving credit agreements, such as commercial lines of credit and home equity lines, and lease financings are excluded from PCI loans.

        For PCI loans, we (i) determine the contractual amount and timing of undiscounted principal and interest payments (the "undiscounted contractual cash flows") and (ii) estimate the amount and timing of undiscounted expected principal and interest payments including expected prepayments (the "undiscounted expected cash flows"). Under acquired impaired loan accounting, the difference between the undiscounted contractual cash flows and the undiscounted expected cash flows is the nonaccretable difference. The nonaccretable difference represents an estimate of the loss exposure of principal and interest related to the PCI loans and such amount is subject to change over time based on the performance of such loans. The carrying value of PCI loans is initially determined by discounting expected cash flows. The carrying value of PCI loans is reduced by payments received, both principal and interest, and increased by the portion of the accretable yield recognized as interest income on a level-yield basis over the estimated life of the acquired loans.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The excess of expected cash flows at acquisition over the initial fair value of the PCI loans is referred to as the "accretable yield" and is recorded as interest income over the estimated life of the loans using the effective yield method if the timing and amount of the future cash flows is reasonably estimable. Subsequent to acquisition, the Company aggregates loans into pools of loans with common credit risk characteristics such as loan type and risk rating. Increases in expected cash flows compared to those previously estimated increase the accretable yield and are recognized as interest income prospectively. Decreases in expected cash flows compared to those previously estimated decrease the accretable yield and usually result in a provision for loan losses and the establishment of an allowance for loan losses. As the accretable yield increases or decreases from changes in cash flow expectations, the offset is a decrease or increase to the nonaccretable difference or an addition to accretable yield. The accretable yield is measured at each financial reporting date based on information then currently available and represents the difference between the remaining undiscounted expected cash flows and the current carrying value of the loans.

        Under acquired impaired loan accounting, PCI loans are generally considered accruing and performing loans as the loans accrete interest income over the estimated life of the loan when expected cash flows are reasonably estimable. Accordingly, PCI loans that are contractually past due are still considered to be accruing and performing loans as long as there is an expectation that the estimated cash flows will be received. If the timing and amount of cash flows is not reasonably estimable, the loans may be classified as nonaccrual loans.

        Impaired loans.    A loan is considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans include loans on nonaccrual status, any loan past due 90 days or more and still accruing interest, and performing restructured loans. Income from loans on nonaccrual status is recognized to the extent cash is received and when the loan's principal balance is deemed collectible. Depending on a particular loan's circumstances, we measure impairment of a loan based upon either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent. A loan is considered collateral dependent when repayment of the loan is based solely on the liquidation of the collateral. Fair value, where possible, is determined by independent appraisals, typically on an annual basis. Between appraisal periods, the fair value may be adjusted based on specific events, such as if deterioration of quality of the collateral comes to our attention as part of our problem loan monitoring process, or if discussions with the borrower lead us to believe the last appraised value no longer reflects the actual market for the collateral. The impairment amount on a collateral-dependent loan is charged-off to the allowance if deemed not collectible and the impairment amount on a loan that is not collateral-dependent is set up as a specific reserve.

        Troubled Debt Restructurings.    A loan is classified as a troubled debt restructuring when we grant a concession to a borrower experiencing financial difficulties. These concessions may include a reduction of the interest rate, principal or accrued interest, extension of the maturity date or other actions intended to minimize potential losses. Loans restructured at a market rate of a new loan with comparable risk at the time the loan is modified may be excluded from restructured loan disclosures in years subsequent to the restructuring if the loans are in compliance with their modified terms. A loan that has been placed on nonaccrual that is subsequently restructured will usually remain on nonaccrual status until the borrower is able to demonstrate repayment performance in compliance with the

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

restructured terms for a sustained period, typically for six months. A loan that has not been placed on nonaccrual may be restructured and such loan may remain on accrual status after such restructuring. In these circumstances, the borrower has made payments before and after the restructuring. Generally, this restructuring involves a reduction in the loan interest rate and/or a change to interest-only payments for a period of time. A restructured loan is considered impaired despite its accrual status and a specific reserve is calculated based on the present value of expected cash flows discounted at the loan's effective interest rate or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent.

        Allowance for Loan Losses.    The allowance for loan losses ("allowance") provides for probable losses in the loan portfolio that have been identified with specific customer relationships and for probable losses believed to be inherent in the remainder of the loan portfolio but that have not been specifically identified. The allowance is comprised of specific allowances (assessed for loans that have known credit weaknesses), general allowances based on historical loan loss experience for each loan type and other factors for imprecision in the subjective nature of the general allowance methodology and an allowance for PCI loans. Management evaluates the allowance on a quarterly basis in an effort to ensure the level is appropriate to absorb probable losses inherent in the loan portfolio. Our federal and state banking regulators, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Our regulators may require the Company to recognize additions to the allowance based on their judgments related to information available to them at the time of their examinations.

        Acquired non-PCI and PCI loans are recorded at their estimated fair value at the date of acquisition, with the estimated fair value including a component for estimated credit losses. These loans, however, may require an allowance subsequent to their acquisition. An allowance may be set aside in the future for acquired non-PCI loans based on our allowance methodology for non-PCI loans. An allowance may be set aside in the future for PCI loans if the PCI loan pools experience a decrease in expected cash flows as compared to those projected at the acquisition date. An allowance related to PCI loans was required at December 31, 2015 and 2014 due to changes in expected cash flows since the date of acquisition.

        In determining the allowance and the related provision for loan losses, the Company considers three principal elements: (i) valuation allowances based upon probable losses identified during the review of impaired commercial, commercial real estate, construction and land development loans, (ii) allocations, by loan classes, on loan portfolios based on historical loan loss experience and on other factors for the imprecision in the overall allowance methodology and (iii) valuation allowances on PCI loan pools based on decreases in expected cash flows.

        The first element reflects the Company's establishment of valuation allowances based upon probable losses identified during the systematic review of impaired commercial, commercial real estate, construction and land development loans in the non-purchased credit impaired loan portfolios. These estimates are based upon a number of objective factors, such as payment history, financial condition of the borrower, expected future cash flows and discounted collateral exposure. The Company measures the investment in an impaired loan based on one of three methods: the loan's observable market price; the fair value of the collateral; or the present value of expected future cash flows discounted at the loan's effective interest rate. At December 31, 2015 and 2014, generally, loans in the commercial loan portfolio that were in nonaccrual status were valued based on the fair value of the collateral securing

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the loan, while certain of the impaired loans in the commercial loan portfolio that were modified under troubled debt restructurings and in an accrual status were valued based on the present value of expected future cash flows discounted at the loan's effective interest rate. It is the Company's general policy to, at least annually, obtain new appraisals on impaired loans that are primarily secured by real estate. When the Company determines that the net realizable value of the collateral is less than the carrying value of an impaired loan on nonaccrual status and a portion is deemed not collectible, the portion of the impairment that is deemed not collectible is charged off and deducted from the allowance. The remaining carrying value of the impaired loan is classified as a nonperforming loan. When the Company determines that the net realizable value of the collateral is less than the carrying value of an impaired loan but believes it is probable it will recover this impairment, the Company establishes a valuation allowance for such impairment.

        The second element relates to allocations, by loan classes, on loan portfolios based on historical loan loss experience and on other factors for the imprecision in the overall allowance methodology. All loans are not evaluated individually for impairment and any individually evaluated loans determined not to be impaired are segmented into groups based on similar risk characteristics, as described above. Historical loss rates for each risk group, which are updated quarterly, are quantified using all recorded loan charge-offs and recoveries and changes in specific allowances on loans. These historical loss rates for each risk group are used as the starting point to determine the level of the allowance. The Company's methodology incorporates an estimated loss emergence period for each loan category. The loss emergence period is the period of time from when a borrower experiences a loss event and when the actual loss is recognized in the financial statements, generally at the time of initial charge-off of the loan balance. The Company's methodology also includes qualitative risk factors that allow management to adjust its estimate of losses based on the most recent information available and to address other limitations in the quantitative component that is based on historical loss rates. Such risk factors are generally reviewed and updated quarterly, as appropriate, and are adjusted to reflect actual changes and anticipated changes in national and local economic conditions and developments, the volume and severity of delinquent and internally classified loans, loan concentrations, assessment of trends in collateral values, and changes in lending policies and procedures, including underwriting standards and collections, charge-off and recovery practices.

        The third element relates to PCI loans. PCI loans are aggregated into pools based upon common risk characteristics. On a quarterly basis, the expected future cash flow of each pool is estimated based on various factors including changes in property values of collateral dependent loans, default rates and loss severities. Decreases in estimates of expected cash flows within a pool generally result in a charge to the provision for loan losses and a corresponding increase in the allowance allocated to PCI loans for the particular pool. Increases in estimates of expected cash flows within a pool generally result in, first, a reduction in the allowance allocated to PCI loans for the particular pool to the extent an allowance has been previously recorded, and then as an adjustment to the accretable yield for the pool, which will increase amounts recognized in interest income in subsequent periods.

        Covered loans include PCI and non-PCI loans and are subject to our internal and external credit review. If and when credit deterioration occurs subsequent to the acquisition dates, a provision for loan losses for covered loans will be charged to earnings for the full amount without regard to the FDIC loss-sharing agreements. The portion of the loss on covered loans reimbursable from the FDIC is recorded in noninterest income as "FDIC loss-sharing income, net" and increases the FDIC indemnification asset.

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NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Held for Sale

        Loans held for sale consist of residential and commercial mortgage loans that management intends to sell. Loans held for sale are carried at either fair value, if elected, or the lower of cost or fair value on an individual loan basis. The Company elected the fair value option for loans held for sale at December 31, 2015. At December 31, 2014, the Company elected the fair value option for $4.8 million of residential mortgages originated by the Company, and the held for sale residential and commercial mortgage loans associated with the LSHC transaction, as more fully described in Note 2 to the consolidated financial statements, were recorded at acquisition date fair value of $36.2 million and $55.4 million, respectively, and are subsequently being measured under the fair value option. The Company believes the fair value method better reflects the economic risks associated with these loans. Fair value measurements on loans held for sale are based on quoted market prices for similar loans in the secondary market, market quotes from anticipated sales contracts and commitments, or contract prices from firm sales commitments. The changes in the fair value of loans held for sale are reflected in mortgage banking revenue.

Mortgage Repurchase Reserve

        The Company sells residential mortgage loans to investors in the normal course of business. Residential mortgage loans sold to investors are predominantly conventional residential first lien mortgages originated under our usual underwriting procedures, and are sold on a nonrecourse basis. The Company's agreements to sell residential mortgage loans usually require general representations and warranties on the underlying loans sold, related to credit information, loan documentation, collateral, and insurability, which if subsequently untrue or breached, could require the Company to indemnify or repurchase certain loans affected. The balance in the repurchase reserve at the balance sheet date reflects the estimated amount of potential loss the Company could incur from repurchasing a loan, as well as loss reimbursements, indemnification, and other "make whole" settlement resolutions. Refer to Note 23 in the consolidated financial statements for additional information on the mortgage repurchase reserve.

Premises and Equipment

        Premises, furniture and equipment, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation expense is computed principally on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the asset or the lease term. Estimated useful lives of premises and equipment range from 10 to 40 years and from 3 to 10 years, respectively. Maintenance and repairs are charged to operating expenses as incurred, while improvements that extend the useful life of assets are capitalized and depreciated over the estimated remaining life.

        We periodically review the carrying value of our long-lived assets to determine if impairment has occurred or whether changes in circumstances have occurred that would require a revision to the remaining useful life. In making such determination, we evaluate the performance, on an undiscounted basis, of the underlying operations or assets which give rise to such amount.

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Other Real Estate Owned

        Other real estate owned ("OREO") represents properties acquired through foreclosure or other proceedings and is initially recorded at fair value at the date of foreclosure less estimated costs of disposal, which establishes a new cost basis. After foreclosure, OREO is held for sale and is carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to OREO is charged to the allowance for loan losses. Fair value for OREO is based upon an appraisal performed upon foreclosure. Property is evaluated regularly to ensure the recorded amount is supported by its fair value less estimated costs to dispose. After the initial foreclosure appraisal, fair value is generally determined by an annual appraisal unless known events warrant adjustments to the recorded value. Revenue and expense from the operations of OREO and decreases in valuations are included in OREO expense on the consolidated statements of income.

        OREO covered under a loss-sharing agreement with the FDIC is reported exclusive of expected reimbursement cash flows from the FDIC. Upon transferring covered loan collateral to covered OREO status, acquisition date fair value discounts on the related loan are also transferred to covered OREO. Fair value adjustments on covered OREO result in a reduction of the covered OREO carrying amount and a corresponding increase in the estimated FDIC indemnification asset, with the estimated net loss charged against earnings in OREO expense on the consolidated statements of income.

Goodwill and Intangible Assets

        Goodwill resulting from a business combination is generally determined as the excess of the fair value of consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. The Company has selected September 30th as of the date to perform the annual impairment test. Refer to Note 9 in the consolidated financial statements for additional information on the annual impairment test results.

        Other intangible assets, which consist of core deposit and acquired customer relationship intangible assets, are being amortized over a period ranging from 1 to 10 years using primarily an accelerated method of amortization. On a periodic basis, we evaluate events and circumstances that may indicate a change in the recoverability of the carrying value.

Mortgage Servicing Rights

        The Company sells residential and commercial mortgage loans in the secondary market and typically retains the right to service the loans sold. Upon sale, a mortgage servicing rights asset is capitalized, which represents the then current fair value of future net cash flows expected to be realized for performing servicing activities. Mortgage servicing rights, when purchased, are initially recorded at fair value. As the Company has not elected to subsequently measure either of its classes of servicing assets, residential or commercial, under the fair value measurement method, the Company follows the amortization method. Mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income, and assessed for impairment at each reporting date. Mortgage servicing

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rights are carried at the lower of the initial capitalized amount, net of accumulated amortization, or estimated fair value.

        The Company periodically evaluates its mortgage servicing rights asset for impairment. Impairment is assessed based on the fair value of net servicing cash flows at each reporting date using estimated prepayment speeds of the underlying mortgage loans serviced and stratifications based on the risk characteristics of the underlying loans. The fair value of our servicing rights is estimated by using a cash flow valuation model which calculates the present value of estimated future net servicing cash flows, taking into consideration expected mortgage loan prepayment rates, discount rates, servicing costs, replacement reserves and other economic factors which are determined based on current market conditions. A valuation allowance is established, through a charge to earnings, to the extent the amortized cost of the mortgage servicing rights exceeds the estimated fair value by stratification. If it is later determined that all or a portion of the temporary impairment no longer exists for a stratification, the valuation is reduced through a recovery to earnings. An other-than-temporary impairment (i.e., recoverability is considered remote when considering interest rates and loan pay off activity) is recognized as a write-down of the mortgage servicing rights asset and the related valuation allowance (to the extent a valuation allowance is available) and then against earnings. A direct write-down permanently reduces the carrying value of the mortgage servicing rights asset and valuation allowance, precluding subsequent recoveries.

        We recognize revenue from servicing residential and commercial mortgages as earned based on the specific contractual terms. This revenue, along with changes in impairment on servicing rights, is reported in mortgage banking revenue.

Cash Surrender Value of Life Insurance Policies

        We have purchased life insurance policies on the lives of certain officers and key employees and are the owner and beneficiary of the policies. These policies provide an efficient form of funding for long-term retirement and other employee benefits costs. These policies are recorded as cash surrender value of life insurance policies in the consolidated balance sheets at each policy's respective cash surrender value, with changes in value recorded in noninterest income in the consolidated statements of income.

Indemnification Asset Due from FDIC

        As part of the Strategic and WestBridge transactions, the Company entered into loss-share agreements with the FDIC.

        Under the Strategic loss-share agreement, the FDIC is obligated to reimburse the Company for losses with respect to covered assets, which include non-agency mortgage backed securities, certain loans and other real estate owned. Under the terms of the agreement, the FDIC will absorb 80% of losses and receive 80% of loss recoveries on the first $167 million of losses on covered assets and absorb 95% of losses and receive 95% of loss recoveries on covered assets exceeding $167 million. The term for loss-sharing on residential real estate loans is ten years, which will expire on July 1, 2019, the term for loss-sharing on nonresidential real estate loans was five years with respect to losses, which expired on July 1, 2014, and seven years with respect to recoveries, which will expire on July 1, 2016, and the term for loss-sharing on investment securities is seven years with respect to losses, which will expire on July 1, 2016, and ten years with respect to recoveries, which will expire on July 1, 2019. At

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December 31, 2015 and 2014, losses submitted on covered assets totaled $120.3 million and $120.7 million, respectively.

        In accordance with the WestBridge loss-share agreement, the FDIC is obligated to reimburse the Company for losses with respect to covered assets, which include certain loans and other real estate owned. Under the terms of the agreement, the FDIC will absorb 80% of losses and receive 80% of loss recoveries. In addition, on December 15, 2020, the Company will pay to the FDIC a "true-up payment" defined as 50% of the excess, if any, of (1) $3.6 million minus (2) the sum of (a) 20% of cumulative shared losses, (b) 25% of the asset discount bid, expressed in dollars, of total assets subject to loss sharing ($(9.1) million) and (c) 3.5% of the total assets subject to loss sharing ($68.2 million). The term for loss-sharing on residential real estate loans is ten years, which will expire on January 1, 2021, and the term for loss-sharing on nonresidential real estate loans was five years with respect to losses, which expired on January 1, 2016, and eight years with respect to recoveries, which will expire on January 1, 2019. At December 31, 2015 and 2014, losses on covered assets totaled $15.2 million and $15.6 million, respectively. Also, the true-up payment accrual due to the FDIC at the end of the loss-sharing agreement totaled $208,000 and $155,000 at December 31, 2015 and 2014, respectively, and is recorded in other liabilities in the consolidated balance sheets.

        An increase in the expected amount of losses on the covered loans and other real estate owned, which is primarily due to a decrease in expected cash flows, will increase the indemnification asset by recording FDIC loss-sharing income. Recoveries on previous losses paid to us by the FDIC or increases in expected cash flows will reduce the indemnification asset by a charge to FDIC loss-sharing income. Since the indemnification asset was initially recorded at estimated fair value using a discount rate, a portion of the discount is recognized as amortization of the FDIC indemnification asset in the consolidated statements of income.

        The indemnification asset due from the FDIC related to the Strategic transaction may be impacted by other-than-temporary impairment expense related to the covered investment securities. If a decrease in expected cash flows for covered investment securities results in other-than-temporary impairment, the indemnification asset may be increased for the portion covered by a loss-share agreement. An increase in the expected cashflows on the covered investment securities will not impact the indemnification asset but rather results in an increase in accretion income reflected on the consolidated statement of income.

        The Bank submits claims to the FDIC thirty days after each quarter end for losses incurred in the quarter. Claims consist of charge-offs on loans, write-downs on OREO, other-than-temporary losses on non-agency mortgage-backed securities and expense reimbursements, net of any recoveries. Claims are typically paid by the FDIC within thirty days of submission. The FDIC indemnification asset, net is reduced when claim payments are received. Claims submitted by the Bank are subject to audit by the FDIC.

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NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivative Financial Instruments

        All derivatives are recognized on the consolidated balance sheet as a component of other assets or other liabilities at their fair value. On the date the derivative contract is entered into, the derivative is designated as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability "cash flow" hedge. Changes in the fair value of a derivative that is highly effective as—and that is designated and qualifies as—a cash flow hedge are recorded in accumulated other comprehensive income, until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings).

        We formally document all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedged transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the balance sheet or forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, hedge accounting is prospectively discontinued, as discussed below.

        Hedge accounting is prospectively discontinued when (a) it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item (including forecasted transactions); (b) the derivative expires or is sold, terminated, or exercised; (c) the derivative is no longer designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; or (d) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

        When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the consolidated balance sheet at its fair value, and gains and losses that were in accumulated other comprehensive income will be recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the consolidated balance sheet, with subsequent changes in its fair value recognized in current-period earnings.

        The Company also enters into interest rate lock commitments, which are agreements to originate mortgage loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate. Interest rate lock commitments for mortgage loans that will be held for resale are carried at fair value on the consolidated balance sheet with changes in fair value reflected in mortgage banking revenue. The Company also has forward loan sales commitments related to its interest rate lock commitments and its loans held for sale. Forward loan sales commitments that meet the definition of a derivative are recorded at fair value in the consolidated balance sheet with changes in fair value reflected in mortgage banking income.

Credit-Related Financial Instruments

        In the ordinary course of business, the Company has entered into credit-related financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. The notional amount of these commitments is not reflected in the consolidated financial statements until they are funded.

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NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        A liability for losses related to unfunded commitments is maintained by the Company at a level believed by management to be sufficient to absorb estimated probable losses related to unfunded credit facilities and is included in other liabilities in the consolidated balance sheets. The determination of the adequacy of the liability is based upon an evaluation of the unfunded credit facilities, including an assessment of historical commitment utilization experience, credit risk grading and historical loss rates. This process takes into consideration the same risk elements that are analyzed in the determination of the adequacy of the Company's allowance for loan losses, as discussed above. Net adjustments to the liability for unfunded commitments are included in other noninterest expense in the consolidated statements of income. The liability for unfunded commitments totaled $220,000 and $69,000 at December 31, 2015 and 2014, respectively.

Income Taxes

        We file consolidated federal and state income tax returns, with each organization computing its taxes on a separate return basis. The provision for income taxes is based on income as reported in the consolidated financial statements.

        Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. The deferred tax assets and liabilities are computed based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

        When tax returns are filed, it is highly certain that some positions taken will be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the consolidated financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. Interest and penalties associated with unrecognized tax benefits are to be classified as additional income taxes in the consolidated statements of income. The Company evaluated its tax positions and concluded that it had taken no uncertain tax positions that require adjustment in the consolidated financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, states or local tax authorities for the years before 2010.

Stock Compensation Plans

        Compensation cost for share-based payment awards is based on the fair value of the award at the date of grant. The fair value of stock options is estimated at the date of grant using a Black-Scholes option pricing model. The fair value of restricted stock is determined based on the Company's current market price on the date of grant. Compensation cost is recognized in the consolidated financial

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statements on a straight-line basis over the requisite service period, which is generally defined as the vesting period. Additionally, the Company estimates the number of awards for which it is probable service will be rendered and adjusts compensation accordingly.

Comprehensive Income

        Comprehensive income is defined as net income plus transactions and other occurrences that are the result of non-owner changes in equity. Non-owner equity changes include unrealized gains and losses on available for sale securities and changes in the fair value of cash flow hedges. These are components of comprehensive income and do not have an impact on the Company's net income.

Earnings per Share

        Earnings per share are calculated utilizing the two-class method. Basic earnings per share are calculated by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted average number of shares adjusted for the dilutive effect of common stock awards and common stock warrants using the treasury stock method and convertible preferred stock and convertible debentures using the if-converted method.

Reclassifications

        Certain reclassifications were made in the prior year financial statements to conform to current year presentation. Such reclassifications had no effect on prior year net income or shareholders' equity.

Impact of Recently Issued Accounting Standards

        FASB ASC 323—In January 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-01, Accounting for Investments in Qualified Affordable Housing Projects impacting FASB ASC 323, Investments—Equity Method and Joint Ventures. The ASU permits reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense (benefit). This ASU became effective for annual periods and interim periods within those annual periods beginning after December 15, 2014 and did not have a material impact on the Company's consolidated financial statements.

        FASB ASC 310—In January 2014, the FASB issued ASU No. 2014-04, Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure) impacting FASB ASC 310-40. The ASU clarifies that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the property in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu

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of foreclosure or through a similar legal agreement. The amendments also require disclosure of the amount of foreclosed residential real estate property held by the creditor and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure. This ASU became effective for annual and interim periods in fiscal years beginning after December 15, 2014 and did not have a material impact on the Company's consolidated financial statements.

        FASB ASC 606—In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and in August 2015, the FASB issued proposed ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The ASU supersedes revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance in the FASB ASC. The ASU requires an entity to recognize revenue that depicts the transfer of promised goods or services to customers in an amount reflecting the consideration the entity expects to receive in exchange for those goods or services. The ASU identifies specific steps that entities should apply to achieve this principle. The ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2017. Early adoption is permitted only as of the annual reporting periods beginning after December 15, 2016, including interim periods within that period. Entities can elect to adopt the guidance either on a full or modified retrospective basis. Full retrospective adoption will require a cumulative effect adjustment to retained earnings as of the beginning of the earliest comparative period presented. Modified retrospective adoption will require a cumulative effect adjustment to retained earnings as of the beginning of the reporting period in which the entity first applies the new guidance. The Company is in the process of evaluating the impact of this ASU on its consolidated financial statements, and is not expected to have a material impact.

        FASB ASC 860—In June 2014, the FASB issued ASU No. 2014-11, Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures impacting FASB ASC 860, Transfers and Servicing. The ASU issued guidance that requires repurchase-to-maturity transactions be accounted for as secured borrowings rather than sales. New disclosures for certain transactions accounted for as secured borrowings and transfers accounted for as sales when the transferor retains substantially all of the exposure to the economic return on the transferred financial assets will also be required. An entity is required to disclose information on transfers accounted for as sales in transactions that are economically similar to repurchase agreements. An entity must also provide additional information about the types of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. An entity is required to present changes in accounting for transactions outstanding on the effective date as a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. This ASU became effective for annual and interim periods in fiscal years beginning after December 15, 2014 and did not have a material impact on the Company's consolidated financial statements.

        FASB ASC 718—In June 2014, the FASB issued ASU No. 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period impacting FASB ASC 718, Compensation—Stock Compensation. Generally, an award with a performance target also requires an employee to render service until the performance target is achieved. In some cases, however, the terms of an award may provide that the performance target could be achieved after an employee completes the requisite service period. This update requires a performance target contained within a share-based payment award, which affects vesting and that

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could be achieved after the requisite service period, is to be accounted for as a performance condition. An entity should apply guidance in Topic 718 as it relates to awards with performance conditions that affect vesting to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period for which the service has already been rendered. This ASU becomes effective for annual and interim periods in fiscal years beginning after December 15, 2015. The adoption is not expected to have a significant effect on the Company's consolidated financial statements.

        FASB ASC 310—In August 2014, the FASB issued ASU No. 2014-14, Classification of Certain Government-Guaranteed Mortgage Loans upon Foreclosure impacting FASB ASC 310-40, Receivables—Troubled Debt Restructuring by Creditors. This ASU affects creditors that hold government-guaranteed mortgage loans. The amendments in this update require that a mortgage loan be derecognized and that a separate other receivable be recognized if the following conditions are met: (1) the loan has a government guarantee that is not separable from the loan before foreclosure; (2) at the time of foreclosure, the creditor has the intent to convey the real estate property to the guarantor and make a claim on the guarantee, and the creditor has the ability to recover under the claim, and (3) at the time of foreclosure, the claim that is determined on the basis of the fair value of the real estate is fixed. Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor. This ASU became effective for annual and interim periods in fiscal years beginning after December 15, 2014 and did not have a material impact on the Company's consolidated financial statements.

        FASB ASC 205—In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. This ASU is intended to define management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. Under GAAP, financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. Financial reporting under this presumption is commonly referred to as the going concern basis of accounting. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities. Currently, GAAP lacks guidance about management's responsibility to evaluate whether there is substantial doubt about the organization's ability to continue as a going concern or to provide related footnote disclosures. This ASU provides guidance to an organization's management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The amendments are effective for annual periods in fiscal years ending after December 15, 2016 and interim periods in fiscal years beginning after December 15, 2016, with early adoption permitted. The adoption is not expected to have a significant effect on the Company's consolidated financial statements.

        FASB ASC 835—In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs impacting FASB ASC 835-30, Interest—Imputation of Interest. The FASB Board received feedback that having different balance sheet presentation requirements for debt issuance costs and debt discount and premium creates unnecessary complexity. Recognizing debt issuance costs as a

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deferred charge (that is, an asset) also is different from the guidance in International Financial Reporting Standards, which requires that transaction costs be deducted from the carrying value of the financial liability and not recorded as separate assets. To simplify presentation of debt issuance costs, the amendments in the update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. This ASU becomes effective for annual periods and interim periods within those annual periods beginning after December 15, 2015, with early adoption permitted. The Company adopted the new guidance in 2015 and did not have a material impact on the Company's consolidated financial statements.

        FASB ASC 350—In April 2015, the FASB issued ASU No. 2015-05, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement impacting FASB ASC 350-40, Intangibles: Goodwill and Other: Internal-Use Software. The amendments in this update provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The guidance will not change generally accepted accounting principles for a customer's accounting for service contracts. This ASU becomes effective for annual and interim periods in fiscal years beginning after December 15, 2015, with early adoption permitted. The amended guidance may be applied either prospectively to all arrangements entered into or materially modified after the effective date, or retrospectively. The Company is in the process of evaluating the impact of this ASU on its consolidated financial statements, and is not expected to have a material impact.

        FASB ASC 805—In September 2015, the FASB issued ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments. This update applies to all entities that have reported provisional amounts for items in a business combination for which the accounting is incomplete by the end of the reporting period in which the combination occurs and during the measurement period have an adjustment to provisional amounts recognized. The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this update require that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. This ASU requires an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2015, with early adoption permitted. This ASU should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this update with earlier application permitted for financial statements that have not been issued. The Company adopted the new guidance during the third quarter of 2015 with no material impact on the Company's consolidated financial statements.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        FASB ASC 842—In February 2016, the FASB issued ASU 2016-02, Lease Accounting. This update revises the model to assess how a lease should be classified and provides guidance for lessees and lessors, when presenting right-of-use assets and lease liabilities on the balance sheet. The update is effective for the Company for the year ended December 31, 2020, although the Company may elect to adopt guidance earlier. The Company is continuing to evaluate the effect of this new guidance on the Company's consolidated financial statements.

NOTE 2—ACQUISITIONS

        On December 31, 2014, the Company completed its acquisition of LSHC. At closing, LSHC primarily consisted of Heartland Bank, its wholly owned subsidiaries LFC and HBC ("Heartland"), and $40.0 million of trust preferred debentures. Heartland Bank provided commercial and retail banking services in the St. Louis metropolitan area, its primary market, through the operation of 10 full-service banking offices, a full-service cyber office, three limited service loan production offices, and a retirement center office in Missouri, and one branch office in Colorado. LFC is an approved Federal Housing Administration insured lender and Government National Mortgage Association issuer engaged in commercial mortgage origination and servicing, and HBC provides custom leasing and financing programs to equipment and software vendors.

        The Company acquired LSHC for $67.3 million, which consisted of 2,224,091 shares of common stock, $20.1 million in cash and an accrual in other liabilities of $530,000 for the fair value of additional consideration based on the earnings of LFC over a two year period after acquisition date. The additional consideration is defined as the amount, if any, by which 50% of LFC's adjusted net income (for the two year period ending December 31, 2016) exceeds $9.1 million, multiplied by an earn-out multiple. This contingent consideration amount is capped at $12.0 million and any payment will be made through issuance of the Company's common stock.

        As of December 31, 2015, the Company finalized its valuation of all assets and liabilities acquired, resulting in immaterial adjustments to the purchase price allocation in 2015 that affected the amounts

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—ACQUISITIONS (Continued)

allocated to goodwill, investment securities available for sale, loans, other assets and deferred tax assets, net. A summary of the final purchase price allocation is as follows (in thousands):

LSHC
Assets acquired:
Cash and cash equivalents	$85,021
Investment securities available for sale	70,775
Loans	541,686
Loans held for sale	91,579
Premises and equipment	18,637
Other real estate owned	3,263
Nonmarketable equity securities	1,580
Accrued interest receivable	1,844
Mortgage servicing rights	60,335
Intangible assets	3,390
Deferred tax assets, net	841
Other assets	10,007

Total assets acquired	888,958

Liabilities assumed:
Deposits	765,641
Short-term borrowings	25,051
Other borrowings	18,894
Trust preferred debentures	24,911
Accrued interest payable	381
Accrued income taxes payable	2,292
Other liabilities	23,493

Total liabilities assumed	860,663

Net assets acquired	28,295
Noncontrolling interest recognized	(473)
Contingent consideration	530
Goodwill	38,937

Purchase price	$67,289

        The portion of the purchase price allocated to goodwill will not be deductible for tax purposes.

        The acquired identifiable assets included the establishment of a $3.4 million core deposit intangible, which is being amortized on an accelerated basis over 10 years. The Company also recognized $0.5 million for the fair value of noncontrolling interests associated with two mortgage origination joint ventures owned 51% by Heartland Bank.

        On June 5, 2013, the Company acquired Grant Park Bancshares, Inc. ("Grant Park") for $3.6 million, which consisted of $0.9 million in cash and 170,899 shares of common stock. Grant Park's wholly owned subsidiary, First National Bank of Grant Park, has its principal bank in Grant Park, Illinois and operated two additional branches. The assets acquired of $108.7 million and liabilities

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2—ACQUISITIONS (Continued)

assumed of $102.9 million were recorded at fair value. The acquisition also resulted in the establishment of a $1.3 million core deposit intangible, which is being amortized on an accelerated basis over 10 years. Based upon the acquisition date fair values of the net assets acquired, a $2.2 million gain on bargain purchase was recorded in the 2013 consolidated statement of income.

        On March 1, 2013, the Bank completed the acquisition of Settlement Trust Group ("Settlement Trust"), the trust business of Securant Bank & Trust, a bank headquartered in Milwaukee, Wisconsin. At the time of the acquisition, Settlement Trust had $34.6 million in assets under administration. The purchase price of $665,000 was recorded as an intangible asset and is being amortized on an accelerated basis over 10 years.

        In April 2012, the Company acquired EnablePay, a merchant acquisition business and licensed affiliate of Visa, Mastercard and other major credit cards. The Company paid EnablePay $150,000 in cash at closing. The $150,000 cash payment made at closing was recorded as goodwill. In 2015, the Company evaluated the goodwill associated with EnablePay and recorded an impairment charge of $150,000.

NOTE 3—CASH AND DUE FROM BANKS

        The Bank is required to maintain cash reserves based on the level of certain of its deposits. This reserve requirement may be met by funds on deposit with the FRB and cash on hand. The required balance at December 31, 2015 and 2014 was $20.3 million and $3.5 million, respectively.

        The Bank maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts. The Bank believes it is not exposed to any significant credit risk from cash and cash equivalents.

NOTE 4—INVESTMENT SECURITIES AVAILABLE FOR SALE

        Investment securities classified as available for sale as of December 31, 2015 and 2014 are as follows (in thousands):

	2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury securities	$48,483	$1	$182	$48,302
Government sponsored entity debt securities	9,404	58	8	9,454
Agency mortgage-backed securities	66,902	835	210	67,527
Non-agency mortgage-backed securities	2	—	—	2
Covered non-agency mortgage-backed securities	66,397	10,886	1,304	75,979
State and municipal securities	15,441	77	24	15,494
Corporate securities	20,036	28	195	19,869

Total	$226,665	$11,885	$1,923	$236,627

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—INVESTMENT SECURITIES AVAILABLE FOR SALE (Continued)

	2014
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury securities	$5,995	$1	$2	$5,994
Government sponsored entity debt securities	9,434	62	102	9,394
Agency mortgage-backed securities	93,356	883	146	94,093
Non-agency mortgage-backed securities	12,458	1	—	12,459
Covered non-agency mortgage-backed securities	75,575	16,916	172	92,319
State and municipal securities	10,762	45	54	10,753
Corporate securities	28,754	38	36	28,756

Total	$236,334	$17,946	$512	$253,768

        Market valuations for our investment securities classified as available for sale are provided by independent third parties. The fair values are determined using several sources for valuing fixed income securities. Their techniques include pricing models that vary based on the type of asset being valued and incorporate available trade, bid and other market information. The market valuation sources include observable market inputs for the majority of our securities and are therefore considered Level 2 inputs for the purpose of determining fair values. As of December 31, 2014, the valuation techniques for the majority of our non-agency mortgage-backed securities were considered Level 3. In the first quarter of 2015, the covered non-agency mortgage-backed securities that were considered Level 3 were moved from Level 3 to Level 2 because a more liquid market for these securities had developed and prices supported by observable market inputs had become more readily available. The fair values for U.S. Treasury securities are determined using quoted market prices and are considered Level 1.

        Unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are summarized as follows (in thousands):

	2015
	Less than 12 Months		12 Months or more		Total
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Securities available for sale:
U.S. Treasury securities	$42,301	$182	$—	$—	$42,301	$182
Government sponsored entity debt securities	4,229	8	—	—	4,229	8
Agency mortgage-backed securities	19,404	167	1,932	43	21,336	210
Covered non-agency mortgage-backed securities	14,149	1,114	1,431	190	15,580	1,304
State and municipal securities	4,959	20	812	4	5,771	24
Corporate securities	11,245	172	813	23	12,058	195

Total	$96,287	$1,663	$4,988	$260	$101,275	$1,923

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—INVESTMENT SECURITIES AVAILABLE FOR SALE (Continued)

	2014
	Less than 12 Months		12 Months or more		Total
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Securities available for sale:
U.S. Treasury securities	$2,995	$2	$—	$—	$2,995	$2
Government sponsored entity debt securities	1,080	2	5,609	100	6,689	102
Agency mortgage-backed securities	2,729	19	5,502	127	8,231	146
Covered non-agency mortgage-backed securities	4,092	172	—	—	4,092	172
State and municipal securities	4,253	39	868	15	5,121	54
Corporate securities	1,009	1	2,817	35	3,826	36

Total	$16,158	$235	$14,796	$277	$30,954	$512

        For all of the above investment securities, the unrealized losses are generally due to changes in interest rates and continued financial market stress and unrealized losses are considered to be temporary.

        We evaluate securities for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market concerns warrant such evaluation. In estimating other-than-temporary impairment losses, we consider the severity and duration of the impairment; the financial condition and near-term prospects of the issuer, which for debt securities considers external credit ratings and recent downgrades; projected cash flows on non-agency mortgage backed securities; and the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value.

        At December 31, 2015 and 2014, 54 and 34 available-for-sale securities, respectively, had unrealized losses with aggregate depreciation of 1.86% and 1.63%, respectively, from their amortized cost basis. These unrealized losses relate principally to the fluctuations in the current interest rate environment. In analyzing an issuer's financial condition, we consider whether the securities are issued by the federal government or its agencies and whether downgrades by bond rating agencies have occurred. As we have the intent and ability to hold debt securities for a period of time sufficient for a recovery in value, no declines are deemed to be other than temporary.

        During 2015, the Company determined that three covered non-agency mortgage-backed securities had other-than-temporary impairment of $461,000, primarily resulting from deteriorating cash flows. These amounts were recognized as losses in the consolidated statements of income.

        During 2014, the Company determined that one non-agency mortgage-backed security had other-than-temporary impairment of $20,000 and one covered non-agency mortgage-backed security had other-than-temporary impairment of $170,000, both due to deteriorating cash flows. These amounts were recognized as losses in the consolidated statements of income.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—INVESTMENT SECURITIES AVAILABLE FOR SALE (Continued)

        During 2013, the Company determined that one non-agency mortgage-backed security had other-than-temporary impairment of $3,000 and one covered non-agency mortgage-backed security had other-than-temporary impairment of $187,000, both due to deteriorating cash flows. These amounts were recognized as losses in the consolidated statements of income.

        Expected maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be prepaid without any penalties. Therefore, mortgage-backed securities are not included in the maturity categories in the following maturity summary. The amortized cost and fair value of available-for-sale securities as of December 31, 2015, by contractual maturity, are as follows (in thousands):

	Amortized cost	Fair value
Within one year	$24,704	$24,684
One to five years	39,917	39,737
Five to ten years	24,568	24,516
After ten years	4,175	4,182

	93,364	93,119
Agency mortgage-backed securities	66,902	67,527
Non-agency mortgage-backed securities	2	2
Covered non-agency mortgage-backed securities	66,397	75,979

Total	$226,665	$236,627

        Gross realized gains from the sale of securities available for sale were $368,000, $173,000 and $328,000 for the years ended December 31, 2015, 2014 and 2013, respectively. Gross realized losses were $175,000, $96,000 and $7,000, for the years ended December 31, 2015, 2014 and 2013, respectively.

NOTE 5—INVESTMENT SECURITIES HELD TO MATURITY

        Investment securities classified as held to maturity as of December 31, 2015 and 2014 are as follows (in thousands):

	2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
State and municipal securities	$87,521	$5,364	$69	$92,816

	2014
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
State and municipal securities	$101,763	$5,331	$203	$106,891

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—INVESTMENT SECURITIES HELD TO MATURITY (Continued)

        Market valuations for our investment securities held to maturity are provided by independent third parties. The fair values are determined using several sources for valuing fixed income securities. Their techniques include pricing models that vary based on the type of asset being valued and incorporate available trade, bid and other market information. The market valuation sources provide the significant observable market inputs for these securities and are therefore considered Level 2 inputs for the purpose of determining fair values.

        Unrealized losses and fair value for investment securities held to maturity as of December 31, 2015 and 2014, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are summarized as follows (in thousands):

	2015
	Less than 12 Months		12 Months or more		Total
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
State and municipal securities	$3,573	$24	$2,743	$45	$6,316	$69

	2014
	Less than 12 Months		12 Months or more		Total
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
State and municipal securities	$7,607	$67	$5,757	$136	$13,364	$203

        For all of the above investment securities, the unrealized losses are generally due to changes in interest rates and continued financial market stress and unrealized losses are considered to be temporary.

        We evaluate securities for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market concerns warrant such evaluation. In estimating other-than-temporary impairment losses, we consider the severity and duration of the impairment; the financial condition and near-term prospects of the issuer, which for debt securities considers external credit ratings and recent downgrades; and the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value.

        At December 31, 2015 and 2014, 25 and 44 held-to-maturity securities, respectively, have unrealized losses with aggregate depreciation of 1.08% and 1.50%, respectively, from their amortized cost basis. These unrealized losses relate principally to the fluctuations in the current interest rate environment. In analyzing an issuer's financial condition, we consider who issued the securities and whether downgrades by bond rating agencies have occurred. As we have the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—INVESTMENT SECURITIES HELD TO MATURITY (Continued)

        The amortized cost and fair value of held-to-maturity securities as of December 31, 2015, by contractual maturity, are as follows (in thousands):

	Amortized cost	Fair value
Within one year	$1,429	$1,436
One to five years	15,895	16,582
Five to ten years	44,231	47,200
After ten years	25,966	27,598

Total	$87,521	$92,816

NOTE 6—LOANS

        The following table presents total loans outstanding by portfolio, which includes PCI loans. A summary of loans as of December 31, 2015 and 2014 follows (in thousands):

	2015	2014
Commercial loan portfolio:
Commercial	$499,573	$467,349
Commercial real estate	876,784	786,665
Construction and land development	150,266	136,985

Total commercial	1,526,623	1,390,999
Residential real estate	163,224	172,075
Consumer	161,512	120,434
Lease financing	144,230	114,507

Total loans	$1,995,589	$1,798,015

        Total loans include net deferred loan fees of $5.8 million and $0.2 million at December 31, 2015 and 2014, respectively, and unearned discounts of $1.5 million at December 31, 2014. There were no unearned discounts at December 31, 2015.

        At December 31, 2015 and 2014, the Company had commercial and residential loans held for sale totaling $54.4 million and $96.4 million, respectively. During the year ended December 31, 2015, the Company sold commercial and residential real estate loans with proceeds totaling $1.00 billion. During the years ended December 31, 2014 and 2013, the Company sold residential real estate loans with proceeds totaling $88.6 million and $117.3 million, respectively.

        The Company monitors and assesses the credit risk of its loan portfolio using the classes set forth below. These classes also represent the segments by which the Company monitors the performance of its loan portfolio and estimates its allowance for loan losses.

        Commercial—Loans to varying types of businesses, including municipalities, school districts and nonprofit organizations, for the purpose of supporting working capital, operational needs and term financing of equipment. Repayment of such loans is generally provided through operating cash flows of the business. Commercial loans are predominately secured by equipment, inventory, accounts

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—LOANS (Continued)

receivable, and other sources of repayment, although the Company may also secure commercial loans with real estate.

        Commercial real estate—Loans secured by real estate occupied by the borrower for ongoing operations, non-owner occupied real estate leased to one or more tenants and vacant land that has been acquired for investment or future land development.

        Construction and land development—Secured loans for the construction of business properties. Real estate construction loans often convert to a real estate commercial loan at the completion of the construction period. Secured development loans are made to borrowers for the purpose of infrastructure improvements to vacant land to create finished marketable residential and commercial lots/land. Most land development loans are originated with the intention that the loans will be paid through the sale of developed lots/land by the developers within twelve months of the completion date. Interest reserves are generally established on real estate construction loans.

        Residential real estate—Loans secured by residential properties generally with fixed interest rates of 15 years or less. The loan-to-value ratio at the time of origination is generally 80% or less. Residential real estate loans with a loan-to-value ratio of more than 80% generally require private mortgage insurance. Also includes loans whereby consumers utilize equity in their personal residence, generally through a second mortgage, as collateral to secure the loan.

        Consumer—Loans to consumers primarily for the purpose of home improvements, acquiring automobiles, recreational vehicles and boats. These loans consist of relatively small amounts that are spread across many individual borrowers.

        Lease financing—Direct financing leases to varying types of small businesses for purchases of business equipment. All direct financing leases require monthly payments, and the weighted average maturity of our leases is less than four years.

        Commercial, commercial real estate, construction and land development loans are referred to as the Company's commercial loan portfolio, while residential real estate and consumer loans are referred to as the Company's consumer loan portfolio.

        We have extended loans to certain of our directors, executive officers and their affiliates. These loans were made in the ordinary course of business upon normal terms, including collateralization and interest rates prevailing at the time and did not involve more than the normal risk of repayment by the borrower. The aggregate loans outstanding to the directors, executive officers, principal shareholders and their affiliates totaled $39.2 million and $18.0 million at December 31, 2015 and 2014, respectively. During 2015 and 2014, there were $36.2 million and $5.7 million, respectively, of new loans and other additions, while repayments and other reductions totaled $15.0 million and $4.4 million, respectively.

Credit Quality Monitoring

        The Company maintains loan policies and credit underwriting standards as part of the process of managing credit risk. These standards include making loans generally within the Company's four main market areas, which consist of southern Illinois, central Illinois, northern Illinois and the St. Louis metropolitan area. Our equipment leasing business, based in Denver, provides financing to business customers across the country.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—LOANS (Continued)

        The Company has a loan approval process involving underwriting and individual and group loan approval authorities to consider credit quality and loss exposure at loan origination. The loans in the Company's commercial loan portfolio are risk rated at origination based on the grading system set forth below. All loan authority is based on the aggregate credit to a borrower and its' related entities. Most approvals are handled by Credit Officers with approval authority ranging from $1.0 million to $2.0 million. All consumer loans and business loans with exposure less than $750,000 are approved within an underwriting group with designated approval authority to the underwriters. The Company has a Directors Credit Risk Committee, consisting of the CEO, the Chief Credit Officer and four outside directors. The committee meets weekly to consider loans in amounts greater than $3.5 million for new requests and greater than $6 million for renewals of credits rated 1 to 4 or renewals of $3.5 million or greater if the risk rating is greater than 4.

        The Company's consumer loan portfolio is comprised of both secured and unsecured loans that are relatively small and are evaluated at origination on a centralized basis against standardized underwriting criteria. The ongoing measurement of credit quality of the consumer loan portfolio is largely done on an exception basis. If payments are made on schedule, as agreed, then no further monitoring is performed. However, if delinquency occurs, the delinquent loans are turned over to the Company's Special Assets Group for resolution, which generally occurs fairly rapidly and often through repossession and foreclosure. Credit quality for the entire consumer loan portfolio is measured by the periodic delinquency rate, nonaccrual amounts and actual losses incurred.

        Loans in the commercial loan portfolio tend to be larger and more complex than those in the consumer loan portfolio, and therefore, are subject to more intensive monitoring. All loans in the commercial loan portfolio have an assigned relationship manager, and most borrowers provide periodic financial and operating information that allows the relationship managers to stay abreast of credit quality during the life of the loans. The risk ratings of loans in the commercial loan portfolio are reassessed at least annually, with loans below an acceptable risk rating reassessed more frequently and reviewed by various individuals within the Company at least quarterly.

        The Company maintains a centralized independent loan review function that monitors the approval process and on-going asset quality of the loan portfolio, including the accuracy of loan grades. The Company also maintains an independent appraisal review function that participates in the review of all appraisals obtained by the Company.

Credit Quality Indicators

        The Company uses a ten grade risk rating system to monitor the ongoing credit quality of its commercial loan portfolio. These loan grades rank the credit quality of a borrower by measuring liquidity, debt capacity, and coverage and payment behavior as shown in the borrower's financial statements. The loan grades also measure the quality of the borrower's management and the repayment support offered by any guarantors. A summary of the Company's loan grades (or, characteristics of the loans within each grade) follows:

        Risk Grades 1-6 (Acceptable Credit Quality)—All loans in risk grades 1 - 6 are considered to be acceptable credit risks by the Company and are grouped for purposes of allowance for loan loss considerations and financial reporting. The six grades essentially represent a ranking of loans that are all viewed to be of acceptable credit quality, taking into consideration the various factors mentioned

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—LOANS (Continued)

above, but with varying degrees of financial strength, debt coverage, management and factors that could impact credit quality. Business credits within risk grades 1 - 6 range from Risk Grade 1: Excellent (factors include: excellent business credit; excellent debt capacity and coverage; outstanding management; strong guarantors; superior liquidity and net worth; favorable loan-to-value ratios; debt secured by cash or equivalents, or backed by the full faith and credit of the U.S. Government) to Risk Grade 6: Marginal (factors include: acceptable business credit, but with added risk due to specific industry or internal situations; uncertainty associated with performance or repayment ability).

        Risk Grade 7 (Special Mention)—A business credit that is not acceptable within the Company's loan origination criteria; cash flow may not be adequate or is continually inconsistent to service current debt; financial condition has deteriorated as company trends/management have become inconsistent; the company is slow in furnishing quality financial information; working capital needs of the company are reliant on short-term borrowings; personal guarantees are weak and/or with little or no liquidity; the net worth of the company has deteriorated after recent or continued losses; the loan has potential weaknesses that require the Company's close attention; payment delinquencies becoming more serious; if left uncorrected, these potential weaknesses may, at some future date, result in deterioration of repayment prospects.

        Risk Grade 8 (Substandard)—A business credit that is inadequately protected by the current financial net worth and paying capacity of the obligor or of the collateral pledged, if any; management has deteriorated or has become non-existent; quality financial information is unattainable; a high level of maintenance is required by the Company; cash flow can no longer support debt requirements; loan payments are continually and/or severely delinquent; negative net worth; personal guaranty has become insignificant; a credit that has a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. The Company still expects a full recovery of all contractual principal and interest payments; however, a possibility exists that the Company will sustain some loss if deficiencies are not corrected.

        Risk Grade 9 (Substandard-Nonaccrual)—A business credit accounted for on a nonaccrual basis that has all the weaknesses inherent in a loan classified as risk grade 8 with the added characteristic that the weaknesses are so pronounced that, on the basis of current financial information, conditions, and values, collection in full is highly questionable; a partial loss is possible and interest is no longer being accrued. This loan meets the definition of an impaired loan. The risk of loss requires analysis to determine whether a valuation allowance needs to be established.

        Risk Grade 10 (Doubtful)—A business credit that has all the weaknesses inherent in a loan classified as risk grade 8 and interest is no longer being accrued, but additional deficiencies make it highly probable that liquidation will not satisfy the majority of the obligation; the primary source of repayment is nonexistent and there is doubt as to the value of the secondary source of repayment; the possibility of loss is likely, but current pending factors could strengthen the credit. This loan meets the definition of an impaired loan. A loan charge-off is recorded when management deems an amount uncollectible; however, the Company will establish a valuation allowance for probable losses, if required.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—LOANS (Continued)

        The Company considers all loans graded 1 - 6 as acceptable credit risks and structures and manages such relationships accordingly. Periodic financial and operating data combined with regular loan officer interactions are deemed adequate to monitor borrower performance. Loans with risk grades of 7 are considered "watch credits" and the frequency of loan officer contact and receipt of financial data is increased to stay abreast of borrower performance. Loans with risk grades of 8 - 10 are considered problematic and require special care. Further, loans with risk grades of 7 - 10 are managed and monitored regularly through a number of processes, procedures and committees, including oversight by a loan administration committee comprised of executive and senior management of the Company, which includes highly structured reporting of financial and operating data, intensive loan officer intervention and strategies to exit, as well as potential management by the Company's special assets group. Loans not graded are small loans that are monitored by aging status and payment activity.

        The following table presents the recorded investment of commercial loans (excluding PCI loans) by risk category as of December 31, 2015 (in thousands):

	Commercial	Commercial Real Estate	Construction and Land Development	Total
Pass	$467,355	$821,314	$136,288	$1,424,957
Special mention	16,589	23,737	540	40,866
Substandard	3,448	8,103	—	11,551
Substandard—nonaccrual	5,702	8,844	—	14,546
Doubtful	—	—	—	—
Not graded	351	746	3,379	4,476

Total (excluding PCI)	$493,445	$862,744	$140,207	$1,496,396

        The Company evaluates the credit quality of its other loans based primarily on the aging status of the loan and payment activity. Accordingly, loans on nonaccrual status, any loan past due 90 days or more and still accruing interest, and loans modified under troubled debt restructurings of loans past due in accordance with the loans' original contractual terms are considered to be impaired for purposes of credit quality evaluation. The following table presents the recorded investment of our other loans (excluding PCI loans) based on the credit risk profile of loans that are performing and loans that are impaired as of December 31, 2015 (in thousands):

	Residential Real Estate	Consumer	Lease Financing	Total
Performing	$151,111	$161,169	$143,832	$456,112
Impaired	4,155	51	398	4,604

Total (excluding PCI)	$155,266	$161,220	$144,230	$460,716

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—LOANS (Continued)

        The following table presents the recorded investment of commercial loans (excluding PCI loans) by risk category as of December 31, 2014 (in thousands):

	Commercial	Commercial Real Estate	Construction and Land Development	Total
Pass	$442,668	$737,130	$121,901	$1,301,699
Special mention	2,233	9,281	451	11,965
Substandard	2,330	13,134	—	15,464
Substandard—nonaccrual	14,239	9,098	127	23,464
Doubtful	—	—	—	—
Not graded	142	833	3,000	3,975

Total (excluding PCI)	$461,612	$769,476	$125,479	$1,356,567

        The following table presents the recorded investment of our other loans (excluding PCI loans) based on the credit risk profile of loans that are performing and loans that are impaired as of December 31, 2014 (in thousands):

	Residential Real Estate	Consumer	Lease Financing	Total
Performing	$159,425	$119,995	$114,271	$393,691
Impaired	3,272	48	236	3,556

Total (excluding PCI)	$162,697	$120,043	$114,507	$397,247

Impaired Loans

        Impaired loans include loans on nonaccrual status, any loan past due 90 days or more and still accruing interest and loans modified under troubled debt restructurings. Impaired loans at December 31, 2015 and 2014 do not include $38.5 million and $44.2 million, respectively, of PCI loans. The risk of credit loss on acquired loans was recognized as part of the fair value adjustment at the acquisition date.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—LOANS (Continued)

        A summary of impaired loans (excluding PCI loans) as of December 31, 2015 and 2014 is as follows (in thousands):

	2015	2014
Nonaccrual loans:
Commercial	$5,702	$14,239
Commercial real estate	8,844	9,098
Construction and land development	—	127
Residential real estate	3,516	2,750
Consumer	2	3
Lease financing	398	236

Total nonaccrual loans	18,462	26,453

Accruing loans contractually past due 90 days or more as to interest or principal payments:
Commercial	865	—
Commercial real estate	—	—
Construction and land development	—	—
Residential real estate	228	60
Consumer	49	45
Lease financing	—	—

Total accruing loans contractually past due 90 days or more as to interest or principal payments	1,142	105

Loans modified under troubled debt restructurings:
Commercial	3	64
Commercial real estate	4,873	5,088
Residential real estate	411	462

Total loans modified under troubled debt restructurings	5,287	5,614

Total impaired loans (excluding PCI)	$24,891	$32,172

        There was no interest income recognized on nonaccrual loans during 2015, 2014 and 2013 while the loans were in nonaccrual status. Additional interest income that would have been recorded on these loans had they been current in accordance with their original terms was $992,000, $615,000 and $686,000 in 2015, 2014 and 2013, respectively. The Company recognized interest income on loans modified under troubled debt restructurings-commercial and commercial real estate of $267,000, $222,000, and $288,000 in 2015, 2014 and 2013, respectively.

        As of December 31, 2015 and 2014, there were no commercial or commercial real estate loans included in loans modified under troubled debt restructurings that were past due 31 to 89 days or past due 90 days or more.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—LOANS (Continued)

        The following table presents impaired loans (excluding PCI loans) by portfolio as of December 31, 2015 (in thousands):

	Recorded Investment	Unpaid Principal Balance	Related Valuation Allowance	Average Annual Recorded Investment	Interest Income Recognized While on Impaired Status
Impaired loans with a valuation allowance:
Commercial	$5,789	$8,760	$1,797	$7,088	$—
Commercial real estate	9,197	9,489	514	9,225	267
Construction and land development	—	26	—	—	—
Residential real estate	3,206	3,798	626	3,231	16
Consumer	51	52	7	52	—
Lease financing	398	398	50	398	—

Total impaired loans with a valuation allowance	18,641	22,523	2,994	19,994	283

Impaired loans with no related valuation allowance:
Commercial	781	781	—	781	—
Commercial real estate	4,520	5,840	—	4,599	—
Construction and land development	—	—	—	—	—
Residential real estate	949	989	—	954	2
Consumer	—	—	—	—	—
Lease financing	—	—	—	—	—

Total impaired loans with no related valuation allowance	6,250	7,610	—	6,334	2

Total impaired loans:
Commercial	6,570	9,541	1,797	7,869	—
Commercial real estate	13,717	15,329	514	13,824	267
Construction and land development	—	26	—	—	—
Residential real estate	4,155	4,787	626	4,185	18
Consumer	51	52	7	52	—
Lease financing	398	398	50	398	—

Total impaired loans (excludes PCI)	$24,891	$30,133	$2,994	$26,328	$285

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—LOANS (Continued)

        The following table presents impaired loans (excluding PCI loans) by portfolio as of December 31, 2014 (in thousands):

	Recorded Investment	Unpaid Principal Balance	Related Valuation Allowance	Average Annual Recorded Investment	Interest Income Recognized While on Impaired Status
Impaired loans with a valuation allowance:
Commercial	$9,269	$9,488	$713	$9,281	$4
Commercial real estate	9,681	9,956	1,414	8,914	218
Construction and land development	126	202	22	146	—
Residential real estate	1,984	2,406	359	1,267	14
Consumer	48	6	6	45	—
Lease financing	—	—	—	—	—

Total impaired loans with a valuation allowance	21,108	22,058	2,514	19,653	236

Impaired loans with no related valuation allowance:
Commercial	5,034	6,282	—	252	—
Commercial real estate	4,505	5,910	—	4,892	—
Construction and land development	1	—	—	—	—
Residential real estate	1,288	1,592	—	1,878	—
Consumer	—	44	—	3	—
Lease financing	236	317	—	1	—

Total impaired loans with no related valuation allowance	11,064	14,145	—	7,026	—

Total impaired loans:
Commercial	14,303	15,770	713	9,533	4
Commercial real estate	14,186	15,866	1,414	13,806	218
Construction and land development	127	202	22	146	—
Residential real estate	3,272	3,998	359	3,145	14
Consumer	48	50	6	48	—
Lease financing	236	317	—	1	—

Total impaired loans (excludes PCI)	$32,172	$36,203	$2,514	$26,679	$236

        The difference between a loan's recorded investment and the unpaid principal balance represents a partial charge-off resulting from a confirmed loss due to the value of the collateral securing the loan being below the loan's principal balance and management's assessment that the full collection of the loan balance is not likely. The difference between the recorded investment and the unpaid principal balance of $5.2 million and $4.0 million at December 31, 2015 and 2014, respectively, represents confirmed losses (partial charge-offs).

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—LOANS (Continued)

        The following table presents the aging status of the recorded investment in loans by portfolio (excluding PCI loans) as of December 31, 2015 (in thousands):

	31 - 59 Days Past Due	60 - 89 Days Past Due	Accruing Loans Past Due 90 Days or More	Nonaccrual Loans	Total Past Due	Current	Total Loans
Commercial	$1,911	$2,296	$865	$5,702	$10,774	$482,671	$493,445
Commercial real estate	288	1,989	—	8,844	11,121	851,623	862,744
Construction and land development	340	—	—	—	340	139,867	140,207
Residential real estate	1,983	438	228	3,516	6,165	149,101	155,266
Consumer	565	273	49	2	889	160,331	161,220
Lease financing	37	—	—	398	435	143,795	144,230

Total (excluding PCI)	$5,124	$4,996	$1,142	$18,462	$29,724	$1,927,388	$1,957,112

        The following table presents the aging status of the recorded investment in loans by portfolio (excluding PCI loans) as of December 31, 2014 (in thousands):

	31 - 59 Days Past Due	60 - 89 Days Past Due	Accruing Loans Past Due 90 Days or More	Nonaccrual Loans	Total Past Due	Current	Total Loans
Commercial	$1,054	$916	$—	$14,239	$16,209	$445,403	$461,612
Commercial real estate	979	366	—	9,098	10,443	759,033	769,476
Construction and land development	—	—	—	127	127	125,352	125,479
Residential real estate	441	461	60	2,750	3,712	158,985	162,697
Consumer	846	460	45	3	1,354	118,689	120,043
Lease financing	216	5	—	236	457	114,050	114,507

Total (excluding PCI)	$3,536	$2,208	$105	$26,453	$32,302	$1,721,512	$1,753,814

Troubled Debt Restructurings

        A loan is categorized as a troubled debt restructuring ("TDR") if a significant concession is granted to provide for a reduction of either interest or principal due to deterioration in the financial condition of the borrower. TDRs can take the form of a reduction of the stated interest rate, splitting a loan into separate loans with market terms on one loan and concessionary terms on the other loans, receipts of assets from a debtor in partial or full satisfaction of a loan, the extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with similar risk, the reduction of the face amount or maturity of the debt as stated in the instrument or other agreement, the reduction of accrued interest or any other concessionary type of renegotiated debt. Loans are not classified as TDR's when the modification is short-term or results in only an insignificant delay or shortfall in the payments to be received.

        Loans modified as TDRs for commercial and commercial real estate loans generally consist of allowing commercial borrowers to defer scheduled principal payments and make interest only payments

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—LOANS (Continued)

for a specified period of time at the stated interest rate of the original loan agreement or lower payments due to a modification of the loans' contractual terms. TDRs that continue to accrue interest are individually evaluated for impairment quarterly and transferred to nonaccrual status when it is probable that any remaining principal and interest payments due on the loan will not be collected in accordance with the contractual terms of the loan. TDRs greater than $50,000 are individually evaluated for impairment on a quarterly basis. TDRs that subsequently default are individually evaluated for impairment at the time of default. The allowance for loan losses on TDRs totaled $109,000 and $877,000 as of December 31, 2015 and 2014, respectively. The Company had no unfunded commitments in connection with TDRs at December 31, 2015 and 2014.

        The Company's TDRs are identified on a case-by-case basis in connection with the ongoing loan collection processes. The following table presents TDRs by loan portfolio (excluding PCI loans) as of December 31, 2015 and 2014 (in thousands):

	December 31, 2015			December 31, 2014
	Accruing(1)	Non-accrual(2)	Total	Accruing(1)	Non-accrual(2)	Total
Commercial	$3	$40	$43	$64	$1,019	$1,083
Commercial real estate	4,873	5,332	10,205	5,088	5,474	10,562
Construction and land development	—	—	—	—	47	47
Residential	411	383	794	462	443	905
Consumer	—	—	—	—	—	—
Lease financing	—	—	—	—	—	—

Total loans	$5,287	$5,755	$11,042	$5,614	$6,983	$12,597

(1)
These loans are still accruing interest.

(2)
These loans are included in non-accrual loans in the preceding tables.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—LOANS (Continued)

        The following table presents a summary of loans by portfolio that were restructured during the year ended December 31, 2015 and the TDRs by loan portfolio that occurred within the previous twelve months that subsequently defaulted during the year ended December 31, 2015 (in thousands):

	Commercial Loan Portfolio			Other Loan Portfolio
	Commercial	Commercial Real Estate	Construction and Land Development	Residential Real Estate	Consumer	Lease Financing	Total
Troubled debt restructurings:
Number of loans	—	1	—	—	—	—	1
Pre-modification outstanding balance	$—	$58	$—	$—	$—	$—	$58
Post-modification outstanding balance	—	58	—	—	—	—	58
Troubled debt restructurings that subsequently defaulted
Number of loans	—	1	—	—	—	—	1
Recorded balance	$—	$54	$—	$—	$—	$—	$54

        The following table presents a summary of loans by portfolio that were restructured during the year ended December 31, 2014 and the TDRs by loan portfolio that occurred within the previous twelve months that subsequently defaulted during the year ended December 31, 2014 (in thousands):

	Commercial Loan Portfolio			Other Loan Portfolio
	Commercial	Commercial Real Estate	Construction and Land Development	Residential Real Estate	Consumer	Lease Financing	Total
Troubled debt restructurings:
Number of loans	1	1	—	6	1	—	9
Pre-modification outstanding balance	$894	$472	$—	$648	$4	$—	$2,018
Post-modification outstanding balance	894	472	—	648	4	—	2,018
Troubled debt restructurings that subsequently defaulted
Number of loans	—	—	—	—	—	—	—
Recorded balance	$—	$—	$—	$—	$—	$—	$—

Allowance for Loan Losses

        The Company's loan portfolio is principally comprised of Commercial, Commercial Real Estate, Construction and Land Development, Lease financing, Residential Real Estate and Consumer loans. The principal risks to each category of loans are as follows:

        Commercial—The principal risk of commercial loans is that these loans are primarily made based on the identified cash flow of the borrower and secondarily on the collateral underlying the loans. Most

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—LOANS (Continued)

often, this collateral consists of accounts receivable, inventory and equipment. Inventory and equipment may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. If the cash flow from business operations is reduced, the borrower's ability to repay the loan may be impaired. As such, repayment of such loans is often more sensitive than other types of loans to adverse conditions in the general economy.

        Commercial Real Estate—As with commercial loans, repayment of commercial real estate loans is often dependent on the borrowers' ability to make repayment from the cash flow of the commercial venture. While commercial real estate loans are collateralized by the borrower's underlying real estate, foreclosure on such assets may be more difficult than with other types of collateralized loans because of the possible effect the foreclosure would have on the borrower's business, and property values may tend to be partially based upon the value of the business situated on the property.

        Construction and Land Development—Construction and land development lending involves additional risks not generally present in other types of lending because funds are advanced upon the estimated future value of the project, which is uncertain prior to its completion and at the time the loan is made, and costs may exceed realizable values in declining real estate markets. Moreover, if the estimate of the value of the completed project proves to be overstated or market values or rental rates decline, the collateral may prove to be inadequate security for the repayment of the loan. Additional funds may also be required to complete the project, and the project may have to be held for an unspecified period of time before a disposition can occur.

        Residential Real Estate—The principal risk to residential real estate lending is associated with residential loans not sold into the secondary market. In such cases, given the present state of the residential real estate market, the value of the underlying property may have deteriorated, perhaps rapidly, and the borrower may have little incentive to repay the loan or continue living in the property. Additionally, in areas with high vacancy rates, reselling the property without substantial loss may be difficult.

        Consumer—The repayment of consumer loans is typically dependent on the borrower remaining employed through the life of the loan, as well as the possibility that the collateral underlying the loan may not be adequately maintained by the borrower.

        Lease financing—Our direct financing leases are primarily for business equipment leased to varying types of small businesses. If the cash flow from business operations is reduced, the businesses ability to repay may become impaired.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—LOANS (Continued)

        Changes in the allowance for the years ended December 31, 2015, 2014 and 2013 are as follows (in thousands):

	2015			2014			2013
	Non-PCI Loans	PCI Loans	Total	Non-PCI Loans	PCI Loans	Total	Non-PCI Loans	PCI Loans	Total
Balance at beginning of year:	$10,503	$1,797	$12,300	$11,985	$11,687	$23,672	$11,118	$15,072	$26,190
Provision for loan losses	11,061	66	11,127	300	(208)	92	2,420	(2,247)	173
Loan charge-offs	(9,565)	(92)	(9,657)	(2,271)	(9,825)	(12,096)	(1,892)	(1,138)	(3,030)
Loan recoveries	2,094	124	2,218	489	143	632	339	—	339

Net loan charge-offs	(7,471)	32	(7,439)	(1,782)	(9,682)	(11,464)	(1,553)	(1,138)	(2,691)

Balance at end of year	$14,093	$1,895	$15,988	$10,503	$1,797	$12,300	$11,985	$11,687	$23,672

        The $9.6 million of Non-PCI loan charge-offs in 2015 primarily resulted from a $7.5 million charge-off on a group of nonperforming loans to one borrower due to deterioration in the Company's collateral position on these loans. The $9.8 million of PCI loan charge-offs in 2014 resulted from a PCI loan pool of commercial real estate loans from a previous acquisition being closed out in 2014 due to no more active loans remaining in the pool.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—LOANS (Continued)

        The following table presents, by loan portfolio, the changes in the allowance for the year ended December 31, 2015 and provides details regarding the balance in the allowance and the recorded investment in loans as of December 31, 2015 by impairment evaluation method (in thousands):

	Commercial Loan Portfolio			Other Loan Portfolio
	Commercial	Commercial Real Estate	Construction and Land Development	Residential Real Estate	Consumer	Lease Financing	Total
Changes in allowance for loan losses in 2015:
Beginning balance	$2,284	$6,925	$486	$2,038	$567	$—	$12,300
Provision for loan losses	11,154	(2,001)	86	663	405	820	11,127
Charge-offs	(7,742)	(379)	(171)	(742)	(334)	(289)	(9,657)
Recoveries	1,221	634	34	161	111	57	2,218

Ending balance	$6,917	$5,179	$435	$2,120	$749	$588	$15,988

Allowance for loan losses balance at December 31, 2015 attributable to:
Loans individually evaluated for impairment	1,765	479	—	452	—	—	2,696
Loans collectively evaluated for impairment	32	35	—	174	7	50	298
Non-impaired loans collectively evaluated for impairment	4,745	3,662	419	1,000	735	538	11,099
Loans acquired with deteriorated credit quality(1)	375	1,003	16	494	7	—	1,895

Total	$6,917	$5,179	$435	$2,120	$749	$588	$15,988

Recorded investment (loan balance) at December 31, 2015:
Impaired loans individually evaluated for impairment	6,316	13,434	—	2,778	—	—	22,528
Impaired loans collectively evaluated for impairment	254	283	—	1,377	51	398	2,363
Non-impaired loans collectively evaluated for impairment	486,875	849,027	140,207	151,111	161,169	143,832	1,932,221
Loans acquired with deteriorated credit quality(1)	6,128	14,040	10,059	7,958	292	—	38,477

Total	$499,573	$876,784	$150,266	$163,224	$161,512	$144,230	$1,995,589

(1)
Loans acquired with deteriorated credit quality were originally recorded at fair value at the acquisition date and the risk of credit loss was recognized at that date based on estimates of expected cash flows.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—LOANS (Continued)

        The following table presents, by loan portfolio, the changes in the allowance for the year ended December 31, 2014 and details regarding the balance in the allowance and the recorded investment in loans as of December 31, 2014 by impairment evaluation method (in thousands):

	Commercial Loan Portfolio			Other Loan Portfolio
	Commercial	Commercial Real Estate	Construction and Land Development	Residential Real Estate	Consumer	Lease Financing	Total
Changes in allowance for loan losses in 2014:
Beginning balance	$2,062	$8,560	$10,912	$1,784	$354	$—	$23,672
Provision for loan losses	307	9,111	(10,376)	723	327	—	92
Charge-offs	(153)	(11,120)	(62)	(569)	(192)	—	(12,096)
Recoveries	68	374	12	100	78	—	632

Ending balance	$2,284	$6,925	$486	$2,038	$567	$—	$12,300

Allowance for loan losses balance at December 31, 2014 attributable to:
Loans individually evaluated for impairment	707	1,385	22	268	—	—	2,382
Loans collectively evaluated for impairment	6	28	—	92	6	—	132
Non-impaired loans collectively evaluated for impairment	1,220	4,607	452	1,149	561	—	7,989
Loans acquired with deteriorated credit quality(1)	351	905	12	529	—	—	1,797

Total	$2,284	$6,925	$486	$2,038	$567	$—	$12,300

Recorded investment (loan balance) at December 31, 2014:
Impaired loans individually evaluated for impairment	14,255	13,955	127	2,528	—	236	31,101
Impaired loans collectively evaluated for impairment	47	231	—	745	48	—	1,071
Non-impaired loans collectively evaluated for impairment	447,310	755,290	125,352	159,424	119,995	114,271	1,721,642
Loans acquired with deteriorated credit quality(1)	5,737	17,189	11,506	9,378	391	—	44,201

Total	$467,349	$786,665	$136,985	$172,075	$120,434	$114,507	$1,798,015

(1)
Loans acquired with deteriorated credit quality were originally recorded at fair value at the acquisition date and the risk of credit loss was recognized at that date based on estimates of expected cash flows.

Purchased Credit Impaired (PCI) Loans

        Purchased loans acquired in a business combination, including loans purchased in our FDIC-assisted transactions, are recorded at estimated fair value on their purchase date without a

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—LOANS (Continued)

carryover of the related allowance for loan losses. PCI loans are loans that have evidence of credit deterioration since origination and it is probable at the date of acquisition that the Company will not collect all contractually required principal and interest payments. Evidence of credit quality deterioration as of the purchase date may include factors such as past due and nonaccrual status. The difference between contractually required principal and interest at acquisition and the cash flows expected to be collected at acquisition is referred to as the non-accretable difference. Subsequent decreases to the expected cash flows will generally result in impairment, which is recorded as provision for loan losses in the condensed consolidated statements of income. Subsequent increases in cash flows result in a reversal of the provision for loan losses to the extent of prior charges or a reclassification of the difference from non-accretable to accretable with a positive impact on interest income. Further, any excess cash flows expected at acquisition over the estimated fair value is referred to as the accretable yield and is recognized into interest income over the remaining life of the loan when there is a reasonable expectation about the amount and timing of such cash flows.

        Changes in the accretable yield for PCI loans were as follows for the years ended December 31, 2015, 2014 and 2013 (in thousands):

	2015	2014	2013
Balance at beginning of period	$16,198	$5,480	$7,427
New loans acquired—Heartland acquisition	—	11,242	—
New loans acquired—Grant Park acquisition	—	—	328
Accretion	(5,676)	(1,393)	(2,265)
Disposals related to foreclosures	—	(3)	(727)
Other adjustments (including maturities, charge-offs and impact of changes in timing of expected cash flows)	—	608	576
Reclassification from (to) non-accretable	4	264	141

Balance at end of period	$10,526	$16,198	$5,480

        The fair value of purchased credit-impaired loans, on the acquisition date, was determined based on assigned risk ratings, expected cash flows and the fair value of loan collateral.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—LOANS (Continued)

        The carrying amount of covered loans and non-covered loans as of December 31, 2015, and 2014 consisted of purchased credit-impaired loans and non-purchased credit-impaired loans as shown in the following table (in thousands):

	December 31, 2015			December 31, 2014
	Non- Purchased Credit- Impaired Loans	Purchased Credit- Impaired Loans	Total	Non- Purchased Credit- Impaired Loans	Purchased Credit- Impaired Loans	Total
Covered loans:(1)
Commercial	$378	$1,067	$1,445	$392	$—	$392
Commercial real estate	876	318	1,194	1,384	3,073	4,457
Construction and land development	—	—	—	—	933	933
Residential	715	275	990	774	293	1,067
Consumer	—	—	—	—	—	—
Lease financing	—	—	—	—	—	—

Total covered loans	1,969	1,660	3,629	2,550	4,299	6,849

Non-covered loans:
Commercial	493,067	5,061	498,128	461,220	5,737	466,957
Commercial real estate	861,868	13,722	875,590	768,092	14,116	782,208
Construction and land development	140,207	10,059	150,266	125,479	10,573	136,052
Residential	154,551	7,683	162,234	161,923	9,085	171,008
Consumer	161,220	292	161,512	120,043	391	120,434
Lease financing	144,230	—	144,230	114,507	—	114,507

Total non-covered loans	1,955,143	36,817	1,991,960	1,751,264	39,902	1,791,166

Total loans	$1,957,112	$38,477	$1,995,589	$1,753,814	$44,201	$1,798,015

(1)
Covered loans include loans from Strategic and WestBridge.

        The outstanding customer balance for PCI loans totaled $44.5 million and $89.9 million as of December 31, 2015 and 2014, respectively. Of the $541.7 million of loans acquired in the LSHC acquisition completed on December 31, 2014, the Company identified PCI loans with contractually required payments, cash flows expected to be collected and estimated fair value of $50.5 million, $41.7 million and $30.4 million, respectively.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—PREMISES AND EQUIPMENT

        A summary of premises and equipment as of December 31, 2015 and 2014 is as follows (in thousands):

	2015	2014
Land	$14,942	$14,942
Buildings and improvements	58,922	56,773
Furniture and equipment	21,803	18,969

Total cost	95,667	90,684
Accumulated depreciation	(22,534)	(18,353)

Net premises and equipment	$73,133	$72,331

        Depreciation expense for the years ended December 31, 2015, 2014 and 2013 was $5.1 million, $3.5 million, and $3.2 million, respectively.

NOTE 8—MORTGAGE SERVICING RIGHTS

        At December 31, 2015 and 2014, the Company serviced mortgage loans for others totaling $5.48 billion and $5.15 billion, respectively. A summary of mortgage loans serviced for others as of December 31, 2015 and 2014 follows (in thousands):

	2015	2014
Commercial mortgage loans	$3,649,524	$3,443,646
Residential mortgage loans	1,826,280	1,702,105

Total loans serviced for others	$5,475,804	$5,145,751

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—MORTGAGE SERVICING RIGHTS (Continued)

        Changes in our mortgage servicing rights were as follows for the years ended December 31, 2015, 2014 and 2013 (in thousands):

	2015	2014	2013
Mortgage servicing rights:
Balance at beginning of period	$62,900	$2,522	$1,997
Servicing rights acquired—commercial mortgage loans	—	45,544	—
Servicing rights acquired—residential mortgage loans	—	14,791	229
Servicing rights capitalized—commercial mortgage loans	4,318	—	—
Servicing rights capitalized—residential mortgage loans	5,015	464	735
Amortization—commercial mortgage loans	(2,272)	—	—
Amortization—residential mortgage loans	(2,743)	(421)	(439)

Balance at end of period	67,218	62,900	2,522

Valuation allowances—residential mortgage loans:
Balance at beginning of period	119	202	795
Additions	1,630	92	—
Reductions	(1,182)	(175)	(593)

Balance at end of period	567	119	202

Mortgage servicing rights, net	$66,651	$62,781	$2,320

Fair value:
At beginning of period	$62,781	$2,320	$1,202

At end of period	66,700	62,781	2,320

        The following table is a summary of key assumptions, representing both general economic and other published information and the weighted average characteristics of the commercial and residential portfolios, used in the valuation of servicing rights at December 31, 2015 and 2014. Assumptions used in the prepayment rate consider many factors as appropriate, including lockouts, balloons, prepayment penalties, interest rate ranges, delinquencies and geographic location. The discount rate is based on an average pre-tax internal rate of return utilized by market participants in pricing the servicing portfolios. Significant increases or decreases in any one of these assumptions would result in a significantly lower or higher fair value measurement.

	Servicing Fee	Interest Rate	Remaining Years to Maturity	Prepayment Rate	Servicing Cost	Discount Rate
December 31, 2015:
Commercial mortgage loans	0.12%	3.85%	30.6	8.53%	$1,000	10 - 13%
Residential mortgage loans	0.27%	3.96%	24.4	11.22%	$73.66	9 - 11%
December 31, 2014:
Commercial mortgage loans	0.12%	3.94%	31.1	8.80%	$1,000	10 - 13%
Residential mortgage loans	0.26%	4.03%	24.3	11.10%	$73.35	9 - 11%

        We recognize revenue from servicing residential and commercial mortgages as earned based on the specific contractual terms. This revenue, along with amortization of and changes in impairment on

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—MORTGAGE SERVICING RIGHTS (Continued)

servicing rights, is reported in mortgage banking revenue. Mortgage servicing rights do not trade in an active market with readily observable prices. The fair value of mortgage servicing rights and their sensitivity to changes in interest rates is influenced by the mix of the servicing portfolio and characteristics of each segment of the portfolio. The Company's servicing portfolio consists of the distinct portfolios of government-insured residential and commercial mortgages and conventional residential mortgages. The fair value of our servicing rights is estimated by using a cash flow valuation model which calculates the present value of estimated future net servicing cash flows, taking into consideration expected mortgage loan prepayment rates, discount rates, cost to service, contractual servicing fee income, ancillary income, late fees, replacement reserves and other economic factors which are determined based on current market conditions.

NOTE 9—GOODWILL AND INTANGIBLE ASSETS

        At December 31, 2015 and 2014, goodwill totaled $46.5 million and $47.9 million, respectively, reflecting a decrease of approximately $1.4 million as a result of the Company finalizing its valuation of all assets and liabilities acquired in the LSHC acquisition with immaterial adjustments made in 2015 to the purchase price allocation and a write-off associated with the EnablePay acquisition, as further discussed in Note 2 to the consolidated financial statements. Goodwill represents the amount by which the cost of an acquisition exceeded fair value of net assets acquired in connection with the purchase of another financial institution. Goodwill is tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. The Company engaged an independent third party to assist with the completion of its most recent annual goodwill impairment test as of September 30, 2015 and concluded that no impairment existed as of that date.

        The Company's intangible assets, consisting of core deposit and trust relationship intangibles, as of December 31, 2015 and 2014 are summarized as follows (in thousands):

	2015			2014
	Gross Carrying Amount	Accumulated Amortization	Total	Gross Carrying Amount	Accumulated Amortization	Total
Core deposit intangibles	$20,542	$(14,471)	$6,071	$20,542	$(12,439)	$8,103
Customer relationship intangibles	3,141	(2,208)	933	3,141	(1,780)	1,361

Total intangible assets	$23,683	$(16,679)	$7,004	$23,683	$(14,219)	$9,464

        In conjunction with the acquisition of LSHC on December 31, 2014, we recorded $3.4 million of core deposit intangibles which are being amortized using an accelerated method over 10 years.

        Amortization of intangible assets was $2.5 million, $2.1 million and $2.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—GOODWILL AND INTANGIBLE ASSETS (Continued)

        Estimated amortization expense for future years is as follows (in thousands):

Amount
Year ending December 31,
2016	$2,127
2017	1,711
2018	1,130
2019	797
2020	480
Thereafter	759

Total	$7,004

NOTE 10—DERIVATIVE INSTRUMENTS

        As part of the Company's overall management of interest rate sensitivity, the Company utilizes derivative instruments to minimize significant, unanticipated earnings fluctuations caused by interest rate volatility, including interest rate lock commitments, forward commitments to sell mortgage-backed securities and interest rate swap agreements.

  Interest Rate Lock Commitments / Forward Commitments to Sell Mortgage-Backed Securities

        Derivative instruments issued by the Company consist of interest rate lock commitments to originate fixed-rate loans to be sold. Commitments to originate fixed-rate loans consist of commercial and residential real estate loans. These interest rate lock commitments and loans held for sale are hedged with forward contracts to sell mortgage-backed securities. The fair value of the interest rate lock commitments and forward contracts to sell mortgage-backed securities are included in other assets or other liabilities in the consolidated balance sheets. Changes in the fair value of these derivative financial instruments are recognized in mortgage banking revenue in the consolidated statements of income.

        The following table summarizes the interest rate lock commitments and forward commitments to sell mortgage-backed securities held by the Company, their notional amount, estimated fair values and the location in which these derivative instruments are reported in the consolidated balances sheets at December 31, 2015 and 2014 (in thousands):

	Notional Amount		Fair Value Gain
	2015	2014	2015	2014
Derivative Instruments (included in Other Assets):
Interest rate lock commitments	$257,023	$—	$6,029	$91

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10—DERIVATIVE INSTRUMENTS (Continued)

	Notional Amount		Fair Value Loss
	2015	2014	2015	2014
Derivative Instruments (included in Other Liabilities):
Forward commitments to sell mortgage-backed securities	$278,313	$—	$2	$19

        Net gains recognized on derivative instruments was $6.0 million and $97,000 for the years ended December 31, 2015 and 2014, respectively, which were recognized in mortgage banking revenue in the consolidated statements of income.

  Interest Rate Swap Agreements

        In August 2011, the Company entered into an interest rate swap agreement to convert its variable rate trust preferred debentures to a fixed rate. The agreement commenced on August 15, 2012 at a notional amount of $10.0 million and matures on October 15, 2016. Under the agreement, the Company receives interest at a variable rate equal to 2.75% over the three-month London Interbank Offering Rate ("LIBOR") and pays interest at a fixed rate of 4.66%. As of December 31, 2015 and 2014, the fair value of the agreement reflected losses of $126,000 and $240,000, respectively, which were included in other liabilities in the consolidated balance sheets.

NOTE 11—DEPOSITS

        The following table summarizes the classification of deposits as of December 31, 2015 and 2014 (in thousands):

	2015	2014
Noninterest-bearing demand	$543,401	$507,188
Interest-bearing:
NOW	621,925	545,174
Money market	377,654	359,597
Savings	155,778	160,769
Time	668,890	577,905

Total deposits	$2,367,648	$2,150,633

        Included in time deposits are time certificates of $250,000 or more and brokered certificates of deposits of $52.2 million and $222.3 million as of December 31, 2015, respectively, and $56.3 million and $168.1 million as of December 31, 2014, respectively.

        Investment securities with a carrying amount of $126.4 million and $118.9 million were pledged for public deposits at December 31, 2015 and 2014, respectively.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—DEPOSITS (Continued)

        As of December 31, 2015, the scheduled maturities of time deposits are as follows (in thousands):

Amount
Year ending December 31,
2016	$313,783
2017	209,602
2018	113,882
2019	27,080
2020	4,516
Thereafter	27

$668,890

NOTE 12—SHORT-TERM BORROWINGS

        The following table presents the distribution of our short-term borrowings and related weighted average interest rates for each of the years ended December 31, 2015 and 2014 (in thousands):

	Repurchase Agreements
	2015	2014
Outstanding at year-end	$107,538	$129,714
Average amount outstanding	123,447	93,178
Maximum amount outstanding at any month end	147,542	129,714
Weighted average interest rate:
During year	0.19%	0.19%
End of year	0.21%	0.19%

        At December 31, 2015, the Bank had federal funds lines of credit totaling $83.0 million. These lines of credit were unused at December 31, 2015.

        Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction, which represents the amount of the Bank's obligation. The Bank may be required to provide additional collateral based on the fair value of the underlying securities. Investment securities with a carrying amount of $113.4 million and $137.7 million at December 31, 2015 and 2014, respectively, were pledged for securities sold under agreements to repurchase.

        The Bank had lines of credit of $62.1 million and $28.6 million at December 31, 2015 and 2014, respectively, from the Federal Reserve Discount Window. The lines are collateralized by a collateral agreement with respect to a pool of commercial real estate loans totaling $76.7 million and $48.5 million, respectively. There were no outstanding advances at December 31, 2015 and 2014.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—FHLB ADVANCES AND OTHER BORROWINGS

        The following table summarizes the Company's and its subsidiary's FHLB advances and other borrowings as of December 31, 2015 and 2014 (in thousands):

	2015	2014
Midland States Bancorp, Inc.
Term loan—fixed interest rate 4.85%—maturing December 18, 2019	$—	$13,994
Midland States Bank
FHLB advances—fixed rate, fixed term, at rates averaging 0.93% and 0.97% at December 31, 2015 and 2014, respectively—maturing through April 2017	40,000	50,000
FHLB advances—variable rate, fixed term, at 0.13% at December 31, 2014—maturing October 2015	—	10,000
Obligations under capital leases—implicit interest rate of 1.70%—maturing through July 2018	178	355

Total FHLB advances and other borrowings	$40,178	$74,349

        On December 18, 2014, the Company entered into a $14.0 million term loan agreement with another bank. The interest rate was fixed at 4.85% for the term of the loan. This loan was paid off in June 2015.

        On December 31, 2014, the Company repaid $40.0 million of FHLB advances with a weighted average interest rate of 2.86% and maturity dates ranging from 2016 to 2017. As a result, the Company paid a prepayment fee of $1.7 million that was recorded as noninterest expense in the consolidated statements of income.

        The Company's advances from the FHLB are collateralized by a blanket collateral agreement of qualifying mortgage and home equity line of credit loans and certain commercial loans totaling approximately $987.4 million and $505.5 million at December 31, 2015 and 2014, respectively.

        Payments over the next five years for FHLB advances and other borrowings are as follows (in thousands):

Amount
2016	$27,660
2017	12,514
2018	4

Total	$40,178

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14—SUBORDINATED DEBT

        The following table summarizes the Company's subordinated debt as of December 31, 2015 and 2014 (in thousands):

	2015	2014
Subordinated debt issued June 2013—fixed interest rate of 8.25%, $8,000 maturing June 28, 2021	$7,448	$7,370
Subordinated debt issued June 2015—fixed interest rate of 6.00% for the first five years through June 2020 and a variable interest rate equivalent to three month LIBOR plus 4.35% thereafter, $40,325 maturing June 18, 2025	39,659	—
Subordinated debt issued June 2015—fixed interest rate of 6.50%, $15,000 maturing June 18, 2025	14,752	—

Total subordinated debt	$61,859	$7,370

        In June 2015, the Company issued $55.3 million of subordinated debt in a private placement. The transaction was structured in two tranches: (1) $40.3 million, maturing on June 18, 2025 with a redemption option on or after June 18, 2020, with a fixed rate of interest of 6.00% for the first five years, payable semiannually in arrears beginning December 18, 2015, and a floating rate of interest equivalent to the three-month LIBOR plus 435.0 basis points thereafter, payable quarterly beginning on September 18, 2020; and (2) $15.0 million, maturing on June 18, 2025, with a fixed rate of interest of 6.50%, payable semiannually in arrears beginning December 18, 2015. The value of the subordinated debentures was reduced by $0.9 million with the recording of debt issuance costs associated with the issuance of the subordinated debentures, which are being amortized on a straight line basis through maturity of the subordinated notes.

        On January 2, 2013, a third party committed to invest a total of $10.0 million in the Company in the form of $8.0 million of subordinated notes and $2.0 million of common stock. On March 26, 2013, the Company issued 125,000 shares of common stock per the terms of the commitment. In addition, 8.25% subordinated notes totaling $8.0 million were issued on June 28, 2013. These subordinated notes are due June 28, 2021. An 8-year detachable warrant for the purchase of 125,000 shares at $16.00 per share of common stock of the Company was issued concurrently with the funding of the notes. The detachable warrants become exercisable one year after issuance. The detachable warrants were valued at $0.6 million and recorded on a relative value basis separately in shareholders' equity. Correspondingly, the value of the subordinated notes was reduced by $0.6 million with the recording of a discount that the Company is amortizing using the interest method over the life of the subordinated notes.

        The subordinated debentures may be included in Tier 1 capital (with certain limitations applicable) under current regulatory guidelines and interpretations.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—TRUST PREFERRED DEBENTURES

        The following table summarizes the Company's trust preferred debentures as of December 31, 2015 and 2014 (in thousands):

	2015	2014
Grant Park Statutory Trust I—variable interest rate equal to LIBOR plus 2.85%, which was 3.17% and 3.08% at December 31, 2015 and 2014, respectively—$3,000 maturing January 23, 2034	$1,932	$2,067
Midland States Preferred Securities Trust—variable interest rate equal to LIBOR plus 2.75%, which was 3.07% and 2.98% at December 31, 2015 and 2014, respectively—$10,000 maturing April 23, 2034	9,954	9,952
LSHC Capital Trust III—variable interest rate equal to LIBOR plus 1.75%, which was 2.26% and 1.99% at December 31, 2015 and 2014, respectively—$20,000 maturing December 31, 2036	13,001	12,872
LSHC Capital Trust IV—variable interest rate equal to LIBOR plus 1.47%, which was 1.92% and 1.71% at December 31, 2015 and 2014, respectively—$20,000 maturing September 6, 2037	12,170	12,039

Total trust preferred debentures	$37,057	$36,930

        On March 26, 2004, Midland States Preferred Securities Trust ("Midland Trust"), a statutory trust under the Delaware Statutory Trust Act, was formed by the Company. The Midland Trust issued a pool of $10.0 million of floating rate Cumulative Trust Preferred Debentures with a liquidation amount of $1,000 per security. The Company issued $10.0 million of subordinated debentures to the Midland Trust in exchange for ownership of all the common securities of the Midland Trust. The Company is not considered the primary beneficiary of this trust; therefore, the trust is not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $310,000 and is included in other assets.

        These debentures mature on April 23, 2034 and pay a variable rate of interest equal to the LIBOR plus 2.75%. Interest is payable quarterly. The debentures, net assets of the Midland Trust, and the common securities issued by the trust are redeemable in whole or in part on dates each quarter at the redemption price plus interest accrued to the redemption date, as specified in the trust indenture document. The debentures are also redeemable in whole or in part from time to time upon the occurrence of "special events" defined within the indenture document. Subject to certain exceptions and limitations, the Company may, from time to time, defer subordinated debenture interest payments, which would result in a deferral of distribution payments on the related debentures, and with certain exceptions, prevent the Company from declaring or paying cash distributions on common stock or debt securities that rank pari passu or junior to the subordinated debenture.

        In conjunction with the acquisition of Grant Park, the Company assumed $3.0 million of subordinated debentures that were recorded at a fair value of $1.8 million at the time of acquisition. On December 19, 2003, the Grant Park Statutory Trust I ("Grant Park Trust") issued 3,000 shares of preferred securities with a liquidation amount of $1,000 per security. Grant Park issued $3.0 million of subordinated debentures to the Grant Park Trust in exchange for ownership of all the common securities of the trust. The Company is not considered the primary beneficiary of the Grant Park Trust, therefore the trust is not consolidated in the Company's financial statements, but rather the

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—TRUST PREFERRED DEBENTURES (Continued)

subordinated debentures are shown as a liability. The Company's investment in the common stock of the trust was $93,000 and is included in other assets.

        These debentures mature on January 23, 2034 and pay a variable rate of interest equal to LIBOR plus 2.85%. Interest is payable quarterly. The debentures, net assets of the Grant Park Trust, and the common securities issued by the trust are redeemable in whole or in part on dates each quarter at the redemption price plus interest accrued to the redemption date, as specified in the trust indenture document. The debentures are also redeemable in whole or in part from time to time upon the occurrence of "special events" defined within the indenture document. Subject to certain exceptions and limitations, the Company may, from time to time, defer subordinated debenture interest payments, which would result in a deferral of distribution payments on the related debentures, and with certain exceptions, prevent the Company from declaring or paying cash distributions on common stock or debt securities that rank pari passu or junior to the subordinated debenture.

        In conjunction with the acquisition of LSHC, the Company assumed $40.0 million of subordinated debentures that were recorded at a fair value of $26.1 million at the time of acquisition. On November 30, 2006, the Love Savings/Heartland Capital Trust III ("LSHC Trust III") issued 20,000 shares of capital securities with a liquidation amount of $1,000 per security. LSHC issued $20.0 million of subordinated debentures to LSHC Trust III in exchange for ownership of all the common securities of the trust. On June 6, 2007, the Love Savings/Heartland Capital Trust IV ("LSHC Trust IV") issued 20,000 shares of capital securities with a liquidation amount of $1,000 per security. LSHC issued $20.0 million of subordinated debentures to LSHC Trust IV in exchange for ownership of all the common securities of the trust. The Company is not considered the primary beneficiary of LSHC Trust III or LSHC Trust IV, therefore the trusts are not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability. The Company's investment in the common stock of the trusts was $1.2 million and is included in other assets.

        The debentures associated with LSHC Trust III mature on December 31, 2036 and pay a variable rate of interest equal to LIBOR plus 1.75%. The debentures associated with LSHC Trust IV mature on September 6, 2037 and pay a variable rate of interest equal to LIBOR plus 1.47%. Interest is payable quarterly. The debentures, net assets of LSHC Trust III, net assets of LSHC Trust IV and the common securities issued by the trusts are redeemable in whole or in part on dates each quarter at the redemption price plus interest accrued to the redemption date, as specified in the trust indenture document. The debentures are also redeemable in whole or in part from time to time upon the occurrence of "special events" defined within the indenture document. Subject to certain exceptions and limitations, the Company may, from time to time, defer subordinated debenture interest payments, which would result in a deferral of distribution payments on the related debentures, and with certain exceptions, prevent the Company from declaring or paying cash distributions on common stock or debt securities that rank pari passu or junior to the subordinated debenture.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16—INCOME TAXES

        The components of income taxes for the years ended December 31, 2015, 2014 and 2013 are as follows (in thousands):

	2015	2014	2013
Federal:
Current	$3,500	$217	$3,497
Deferred	5,604	2,970	936
State:
Current	1,117	370	1,502
Deferred	870	1,094	88

Total income tax expense	$11,091	$4,651	$6,023

        The Company's income tax expense differed from the statutory federal rate of 35% for the years ended December 31, 2015, 2014 and 2013 as follows (in thousands):

	2015	2014	2013
Expected income taxes	$12,424	$5,414	$7,185
Less income tax effect of:
Tax exempt interest	(1,934)	(1,809)	(2,078)
Interest expense disallowance	29	38	47
State tax, net of federal benefit	1,292	1,540	1,034
Increase in cash surrender value of life insurance policies	(516)	(373)	(373)
Indemnification income	(311)	—	—
Other	107	(159)	208

Actual tax expense	$11,091	$4,651	$6,023

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16—INCOME TAXES (Continued)

        Deferred tax assets, net in the accompanying consolidated balance sheets as of December 31, 2015 and 2014 include the following amounts of deferred tax assets and liabilities (in thousands):

	2015	2014
Assets:
Allowance for loan losses	$6,435	$4,951
Deferred compensation	2,029	2,269
Loans acquired in FDIC assisted transactions	3,878	4,755
Investments acquired in FDIC assisted transactions	3,504	3,355
Loans	2,889	7,910
Write-down of other real estate owned	1,758	2,566
Tax credits	3,076	2,464
Nonaccrual interest	727	592
Other, net	2,428	3,107

Deferred tax assets	26,724	31,969

Liabilities:
Premises and equipment	2,414	2,148
Unrealized gain on securities	4,061	7,262
Mortgage servicing rights	12,084	10,743
Fair value adjustment on trust preferred debentures	6,387	6,436
Federal Home Loan Bank stock dividends	235	235
Deferred gain on FDIC assisted transactions	—	265
Indemnification asset due from FDIC	(82)	97
OREO acquired in FDIC assisted transactions	—	74
Deferred loan fees, net of costs	103	326
Intangible assets	26	700

Deferred tax liabilities	25,228	28,286

Deferred tax assets, net	$1,496	$3,683

        At December 31, 2015 and 2014, the accumulation of prior year's earnings representing tax bad debt deductions was approximately $3.1 million for both years. If these tax bad debt reserves were charged for losses other than bad debt losses, the Company would be required to recognize taxable income in the amount of the charge. It is not expected that such tax-restricted retained earnings will be used in a manner that would create federal income tax liabilities.

        The Company had no material federal or state net operating loss carryforwards at December 31, 2015.

        We had no unrecognized tax benefits as of December 31, 2015 and 2014, and did not recognize any increase of unrecognized benefits during 2015 relative to any tax positions taken during the year.

        Should the accrual of any interest or penalties relative to unrecognized tax benefits be necessary, it is our policy to record such accruals in other income or expense; no such accruals existed as of December 31, 2015 and 2014.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16—INCOME TAXES (Continued)

        Based on our taxpaying history and estimates of taxable income over the years in which the items giving rise to the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences.

        The Company is subject to U.S. federal income tax as well as income tax of various states. Years that remain open for potential review by the Internal Revenue Service are 2012 through 2014 and for state taxing authorities are 2011 through 2014.

NOTE 17—RETIREMENT PLANS

        We have a profit sharing and 401k defined contribution plan covering substantially all of our employees. There were no contributions made to the profit sharing plan in 2015, 2014 and 2013. The 401k component of the plan allows participants to defer a portion of their compensation ranging from 1% to 15%. Such deferral accumulates on a tax deferred basis until the employee withdraws the funds. The Company matches 50% of employee contributions up to 6% of their compensation. Total expense recorded for the Company match was $1.1 million, $484,000 and $550,000 for the years ended December 31, 2015, 2014 and 2013, respectively.

        Certain directors and executive officers participate in a deferred compensation arrangement. We match 25% of the amount deferred by directors who defer all of their director fees into Company stock unit accounts. The directors vest in the Company match at a rate of 25% per year. Distributions of amounts vested under the plan are made to participants upon their separation from service. At December 31, 2015 and 2014, the accrued liability for these arrangements totaled $2.7 million and $2.1 million, respectively, and was reflected in other liabilities in the consolidated balance sheets. Expense associated with these arrangements was $596,000, $519,000 and $451,000 for the years ended December 31, 2015, 2014 and 2013, respectively. Distributions of $56,000 and $115,000 were made to directors who resigned during the years ended December 31, 2015 and 2014, respectively. No distributions were made during the year ended December 31, 2013.

        Midland participates in the Pentegra Defined Benefit Plan for Financial Institutions, a noncontributory defined benefit pension plan for all current and former employees of Heartland who have met prescribed eligibility requirements. The multiple-employer plan operates as a single plan under Internal Revenue code 413(c) and, as a result, all of the amounts contributed by the participating institutions are maintained in the aggregate. The plan is funded based on an annual determination performed by the plan administrator. Benefits under the plan were frozen in 2004. The funded status of the plan (market value of assets divided by funding target) was 119.26% as of July 1, 2015, the latest actuarial valuation date. Future costs for administration, shortfalls in funds to maintain the frozen level of benefit coverage and differences of actuarial assumptions related to the frozen benefits will be expensed as incurred. The minimum required contribution for these costs in 2015 was $132,000.

NOTE 18—STOCK BASED COMPENSATION

        We have a stock option plan which may grant options to purchase common stock at a price that shall equal, but may exceed, fair market value on the date of the grant. The options are granted by the compensation committee comprising members of the board of directors.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18—STOCK BASED COMPENSATION (Continued)

        On October 18, 2010, the board of directors approved the Midland States Bancorp, Inc. 2010 Long-Term Incentive Plan (2010 Incentive Plan), which made available 1,000,000 shares to be issued to selected employees and directors of, and service providers to, the Company or its subsidiaries. The granting of awards under this plan can be in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other awards. The 2010 Incentive Plan replaced all prior incentive plans.

        The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2015	2014	2013
Dividend yield	3.14%	3.36%	3.53%
Expected volatility	16.94	21.80	22.70
Risk free interest rate	1.93	1.90	1.81
Expected life	6.25 years	6.25 years	6.25 years

        The summary of our stock option plan and changes during the years ended December 31, 2015 and 2014 is as follows:

	2015			2014
	Shares	Weighted average exercise price	Weighted average remaining contractual life	Shares	Weighted average exercise price	Weighted average remaining contractual life
Options outstanding, beginning of year	1,115,841	$16.57		1,028,837	$15.71
Options granted	176,093	22.81		344,730	19.01
Options exercised	(39,448)	14.15		(5,025)	14.71
Options forfeited	(18,880)	18.00		(252,701)	16.46

Options outstanding, end of year	1,233,606	$17.52	6.8 years	1,115,841	$16.57	7.1 years

Options exercisable	667,808	$15.68	5.0 years	596,205	$15.26	5.3 years
Options vested and expected to vest	1,158,706	$17.37	6.6 years	1,047,156	$16.47	7.0 years

        The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2015 was $6.8 million and $4.9 million, respectively. As of December 31, 2015, there was $1.1 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under our stock option plans. This cost is expected to be recognized over a period of 2.9 years. The weighted average fair value of options granted during the years ended December 31, 2015, 2014 and 2013 was $2.55, $2.75 and $2.41, respectively.

        The total intrinsic value and cash received from options exercised under all share-based payment arrangements was $299,000 and $558,000, respectively, for the year ended December 31, 2015, $32,000 and $74,000, respectively, for the year ended December 31, 2014, and $104,000 and $379,000, respectively for the year ended December 31, 2013.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18—STOCK BASED COMPENSATION (Continued)

        The following table summarizes information about the Company's nonvested stock option activity for 2015:

Stock Options	Shares	Weighted average grant date fair value
Nonvested at December 31, 2014	519,636	$2.58
Granted	176,093	2.55
Vested	(112,258)	2.41
Forfeited	(17,673)	2.63

Nonvested at December 31, 2015	565,798	$2.61

        In 2015 and 2014, the Company granted 21,789 and 27,792 shares of restricted stock awards, respectively. These awards have a vesting period of four years. Compensation expense is recognized over the vesting period of the award based on the fair value of the stock at the date of issue. Also, in 2015, the Company granted 7,596 restricted stock unit awards that may be settled in cash or stock, at the election of the recipient. These awards have a vesting period of three years. They are classified as a liability and measured at each financial reporting date until settlement of the award.

        A summary of the activity for restricted stock awards for the year follows:

	Number outstanding	Weighted average grant date fair value
Nonvested at December 31, 2014	78,402	$17.87
Granted during the year	29,385	22.95
Vested during the year	(30,087)	17.03
Forfeited during the year	(4,553)	18.71

Nonvested at December 31, 2015	73,147	$20.21

        As of December 31, 2015, there was $1.4 million of total unrecognized compensation cost related to the nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted average period of three years.

        The weighted average grant date fair value for restricted stock awards was $22.95, $20.87 and $16.56 during the years ended December 31, 2015, 2014 and 2013, respectively.

        Compensation cost that has been charged against income for these plans was $940,000, $708,000 and $707,000 for 2015, 2014 and 2013, respectively.

NOTE 19—PREFERRED STOCK

        In 2009, the Company issued $23.6 million of Series C preferred stock through a private placement to qualified accredited investors. The stock paid noncumulative dividends semiannually at a rate of 9% per year. On June 26, 2014, the Company exercised its right and converted all of the 2,360 shares of Series C preferred stock into 2,008,543 shares of common stock.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19—PREFERRED STOCK (Continued)

        In 2010, the Company issued $23.8 million of Series D preferred stock through a private placement to qualified accredited investors. The stock paid noncumulative dividends semiannually at a rate of 9% per year. In 2011, the Company initiated the repurchase of its Series D preferred stock pursuant to an optional repurchase offer which ended on June 20, 2011. Out of an aggregate 2,377 shares of Series D preferred stock that were originally issued, holders of 130 shares accepted the offer. The repurchase transaction, which was fulfilled on August 31, 2011, totaled $1.3 million based on the original redemption amount of $10,000 per share.

        In 2011, the Company issued $6.3 million of Series E preferred stock through the exchange of the corresponding principal amount of the May 2009 convertible subordinated debt. The stock paid noncumulative dividends semiannually at a rate of 9% per year.

        In 2011, the Company issued $5.0 million of Series F preferred stock through the exchange of the corresponding principal amount of the March 2010 convertible subordinated debt. The stock paid noncumulative dividends semiannually at a rate of 9% per year.

        To further facilitate the acquisition of LSHC, as previously discussed in Note 2 to the consolidated financial statements, all holders of the Company's outstanding Series D, E, and F preferred stock voluntarily agreed during the fourth quarter of 2013 to convert their preferred holdings into shares of the Company's common stock at the stated conversion rates, as adjusted, for each series. Preferred shareholders concurrently made an election to receive the amount of any unpaid dividends that would have been payable through the applicable call dates with respect to their preferred shares, at the holders' option, in the form of either cash or additional common stock. In conjunction with the acquisition of LSHC on December 31, 2014, all of the 3,377 shares of Series D, E and F preferred stock were converted into 1,807,369 shares of common stock. An additional 138,239 shares of common stock were issued to preferred shareholders who elected to receive some or all of their unpaid dividends in the form of additional common stock, while $0.4 million was accrued for those who elected to receive some or all of their unpaid dividends in cash.

NOTE 20—EARNINGS PER SHARE

        Earnings per share are calculated utilizing the two-class method. Basic earnings per share are calculated by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted average number of shares adjusted for the dilutive effect of common stock awards using the treasury stock method (outstanding stock options and unvested restricted stock), convertible preferred stock and convertible subordinated debt. Presented below are the calculations for basic and diluted earnings per

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20—EARNINGS PER SHARE (Continued)

common share for the years ended December 31, 2015, 2014 and 2013 (in thousands, except for share and per share data):

	2015	2014	2013
Net income	$24,324	$10,816	$14,505
Preferred stock dividends	—	(7,601)	(4,718)

Net income available to common equity	24,324	3,215	9,787
Common shareholder dividends	(7,642)	(3,465)	(2,366)
Unvested restricted stock award dividends	(50)	(47)	(37)
Undistributed earnings to unvested restricted stock awards	(108)	—	(107)

Undistributed earnings (loss) to common shareholders	$16,524	$(297)	$7,277

Basic
Distributed earnings to common shareholders	$7,642	$3,465	$2,366
Undistributed earnings (loss) to common shareholders	16,524	(297)	7,277

Total common shareholders' earnings, basic	$24,166	$3,168	$9,643

Diluted
Distributed earnings to common shareholders	$7,642	$3,465	$2,366
Undistributed earnings (loss) to common shareholders	16,524	(297)	7,277

Total common shareholders' earnings	24,166	3,168	9,643
Add back:
Convertible preferred stock dividends	—	—	2,467
Undistributed earnings reallocated from unvested restricted stock awards	2	—	39

Total common shareholders' earnings, diluted	$24,168	$3,168	$12,149

Weighted average common shares outstanding, basic	11,902,455	5,945,615	4,558,549
Add back—convertible preferred stock	—	—	2,544,680
Options and warrants	209,948	79,839	48,242

Weighted average common shares outstanding, diluted	12,112,403	6,025,454	7,151,471

Basic earnings per common share	$2.03	$0.53	$2.12
Diluted earnings per common share	2.00	0.53	1.70

        Diluted earnings per share computations for the years ended December 31, 2014 and 2013 excluded 2,770,875 and 1,227,984 of common shares, respectively, related to convertible preferred stock because they were anti-dilutive.

NOTE 21—CAPITAL REQUIREMENTS

        Our primary source of cash is dividends received from the Bank. The Bank is restricted by Illinois law and regulations of the Illinois Department of Financial and Professional Regulations and the FDIC as to the maximum amount of dividends the Bank can pay to us. As a practical matter, the Bank restricts dividends to a lesser amount because of the need to maintain an adequate capital structure.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21—CAPITAL REQUIREMENTS (Continued)

        We are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Company and Midland to maintain minimum amounts and ratios of Total capital, Tier 1 capital and common equity Tier 1 capital to risk-weighted assets (as defined in the regulations), and of Tier 1 capital to average assets (as defined in the regulations).

        In July 2013, the federal bank regulators approved final rules (the "Basel III Rule") implementing Basel III framework as well as certain provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Basel III Rule also substantially revises the risk-based capital requirements applicable to bank holding companies and their depository institution subsidiaries, including the Company and Midland, as compared to the general risk-based capital rules. The Basel III Rule revises the components of capital and addresses other issues affecting the numerator in regulatory capital ratios. The Basel III Rule also address asset risk weights and other issues affecting the denominator in regulatory capital ratios and replace the existing general risk-weighting approach based on Basel I with a more risk-sensitive approach. The Basel III Rule became effective for the Company and Midland on January 1, 2015 (subject to a phase-in period for certain provisions). As of December 31, 2015, the capital ratios (as set forth in the table below) are calculated under the new Basel III rules. As of December 31, 2014, the capital ratios (as set forth in the table below) are calculated under the former Basel I rules.

        As of December 31, 2015, the Company and Midland met all capital adequacy requirements. Also, as of December 31, 2015, the most recent notification from the FDIC categorized Midland as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, we must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 21—CAPITAL REQUIREMENTS (Continued)

set forth in the table. There are no conditions or events since that notification that we believe have changed our category.

	2015
	Actual		Required for adequate capital		To be well capitalized
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets):
Midland States Bancorp, Inc.	$288,958	11.82%	$195,550	8.00%	N/A	N/A
Midland States Bank	270,436	11.06	195,702	8.00	244,628	10.00%
Tier 1 capital (to risk-weighted assets):
Midland States Bancorp, Inc.	210,614	8.62%	146,662	6.00%	N/A	N/A
Midland States Bank	254,228	10.39	146,777	6.00	195,702	8.00%
Common equity Tier 1 capital (to risk-weighted assets):
Midland States Bancorp, Inc.	158,969	6.50%	109,997	4.50%	N/A	N/A
Midland States Bank	254,228	10.39	110,082	4.50	159,008	6.50%
Tier 1 leverage (to average assets):
Midland States Bancorp, Inc.	210,614	7.49%	112,500	4.00%	N/A	N/A
Midland States Bank	254,228	9.01	112,827	4.00	141,034	5.00%

	2014
	Actual		Required for adequate capital		To be well capitalized
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets):
Midland States Bancorp, Inc.	$202,990	9.59%	$169,355	8.00%	N/A	N/A
Midland States Bank	165,707	11.18	118,661	8.00	148,327	10.00%
Heartland Bank	87,577	13.03	53,774	8.00	67,218	10.00%
Tier 1 capital (to risk-weighted assets):
Midland States Bancorp, Inc.	183,150	8.65%	84,678	4.00%	N/A	N/A
Midland States Bank	153,334	10.34	59,331	4.00	88,996	6.00%
Heartland Bank	79,143	11.77	26,887	4.00	40,331	6.00%
Tier 1 leverage (to average assets):
Midland States Bancorp, Inc.	183,150	10.48%	69,892	4.00%	N/A	N/A
Midland States Bank	153,334	8.65	70,925	4.00	88,656	5.00%
Heartland Bank	79,143	8.76	36,142	4.00	45,178	5.00%

NOTE 22—FAIR VALUE OF FINANCIAL INSTRUMENTS

        ASC 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value including a three-level valuation hierarchy, and expands disclosures about fair value measurements. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

date reflecting assumptions that a market participant would use when pricing an asset or liability. The hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

  •
  Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets.

  •
  Level 2: Observable inputs other than Level 1, including quoted prices for similar assets and liabilities in active markets, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data, either directly or indirectly, for substantially the full term of the financial instrument.

  •
  Level 3: Inputs to a valuation methodology that are unobservable, supported by little or no market activity, and significant to the fair value measurement. These valuation methodologies generally include pricing models, discounted cash flow models, or a determination of fair value that requires significant management judgment or estimation. This category also includes observable inputs from a pricing service not corroborated by observable market data, such as pricing non-agency mortgage backed securities.

        Fair value is used on a recurring basis to account for securities available for sale and derivative liabilities, and for financial assets for which the Company has elected the fair value option. For assets and liabilities measured at the lower of cost or fair value, the fair value measurement criteria may or may not be met during a reporting period and such measurements are therefore considered "nonrecurring" for purposes of disclosing our fair value measurements. Fair value is used on a nonrecurring basis to adjust carrying values for impaired loans and other real estate owned and also to record impairment on certain assets, such as goodwill, core deposit intangibles and other long-lived assets.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        Assets and liabilities measured and recorded at fair value, including financial assets for which the Company has elected the fair value option, on a recurring and nonrecurring basis at and for the years ended December 31, 2015 and 2014 are summarized below (in thousands):

	2015
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets and liabilities measured at fair value on a recurring basis:
Assets
Securities available for sale:
U.S. Treasury securities	$48,302	$48,302	$—	$—
Government sponsored entity debt securities	9,454	—	9,454	—
Agency mortgage-backed securities	67,527	—	67,527	—
Non-agency mortgage-backed securities	2	—	2	—
Covered non-agency mortgage-backed securities	75,979	—	75,979	—
State and municipal securities	15,494	—	15,494	—
Corporate securities	19,869	—	19,869	—
Loans held for sale	54,413	—	54,413	—
Interest rate lock commitments	6,029	—	6,029	—

	$297,069	$48,302	$248,767	$—

Liabilities
Interest rate swap agreement	$126	$—	$126	$—
Forward commitments to sell mortgage-backed securities	2	—	2	—
Contingent consideration	350	—	—	350

	$478	—	$128	$350

Assets measured at fair value on a non-recurring basis:
Impaired loans	$16,667	$—	$8,821	$7,846
Other real estate owned	535	—	535	—

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	2014
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets and liabilities measured at fair value on a recurring basis:
Assets
Securities available for sale:
U.S. Treasury securities	$5,994	$5,994	$—	$—
Government sponsored entity debt securities	9,394	—	9,394	—
Agency mortgage-backed securities	94,093	—	94,093	—
Non-agency mortgage-backed securities	12,459	—	12,459	—
Covered non-agency mortgage-backed securities	92,319	—	35,882	56,437
State and municipal securities	10,753	—	10,753	—
Corporate securities	28,756	—	28,756	—
Loans held for sale	96,407	—	96,407	—
Interest rate lock commitments	1	—	1	—

	$350,176	$5,994	$287,745	$56,437

Liabilities
Interest rate swap agreement	$240	$—	$240	$—
Contingent consideration	530	—	—	530

	$770	—	$240	$530

Assets measured at fair value on a non-recurring basis:
Impaired loans	$3,670	$—	$2,660	$1,010
Other real estate owned	2,147	—	2,147	—

        The following table presents losses recognized on assets measured on a non-recurring basis for the years ended December 31, 2015 and 2014 (in thousands):

	2015	2014
Impaired loans	$(1,589)	$(580)
Other real estate owned	(114)	(1,530)

Total loss on assets measured on a nonrecurring basis	$(1,703)	$(2,110)

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The following table presents activity for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2015 and 2014 (in thousands):

	2015	2014
Covered non-agency mortgage-backed securities, beginning of year	$56,437	$57,782
Total realized in earnings(1)	1,487	6,681
Total unrealized in other comprehensive income	—	7,322
Transferred to Level 2	(55,910)	(5,208)
Net settlements subsequent to acquisition	(2,014)	(10,140)

Covered non-agency mortgage-backed securities, end of year	$—	$56,437

(1)
Amounts included in interest income from investment securities taxable in the consolidated statements of income.

        ASC Topic 825, Financial Instruments, requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate such fair values. Additionally, certain financial instruments and all nonfinancial instruments are excluded from the applicable disclosure requirements.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The following tables are a summary of the carrying values and fair value estimates of certain financial instruments as of December 31, 2015 and 2014 (in thousands):

	2015
	Carrying Amount	Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Cash and due from banks	$211,976	$211,976	$211,976	$—	$—
Federal funds sold	499	499	499	—	—
Investment securities available for sale	236,627	236,627	48,302	188,325	—
Investment securities held to maturity	87,521	92,816	—	92,816	—
Nonmarketable equity securities	15,472	15,472	—	15,472	—
Loans, net	1,979,601	1,992,745	—	—	1,992,745
Loans held for sale	54,413	54,413	—	54,413	—
Accrued interest receivable	7,697	7,697	—	7,697	—
Interest rate lock commitments	6,029	6,029	—	6,029	—
Liabilities
Deposits	$2,367,648	$2,371,397	$—	$2,371,397	$—
Short-term borrowings	107,538	107,538	—	107,538	—
FHLB and other borrowings	40,178	40,054	—	40,054	—
Subordinated debt	61,859	58,198	—	58,198	—
Trust preferred debentures	37,057	33,537	—	33,537	—
Accrued interest payable	979	979	—	979	—
Forward commitments to sell mortgage-backed securities	2	2	—	2	—
Interest rate swap agreement	126	126	—	126	—

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	2014
	Carrying Amount	Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Cash and due from banks	$159,769	$159,769	$159,769	$—	$—
Federal funds sold	134	134	134	—	—
Investment securities available for sale	253,768	253,768	5,994	191,337	56,437
Investment securities held to maturity	101,763	106,891	—	106,891	—
Nonmarketable equity securities	12,194	12,194	—	12,194	—
Loans, net	1,785,715	1,753,160	—	—	1,753,160
Loans held for sale	96,407	96,407	—	96,407	—
Accrued interest receivable	8,642	8,642	—	8,642	—
Interest rate lock commitments	1	1	—	1	—
Liabilities
Deposits	$2,150,633	$2,153,678	$—	$2,153,678	$—
Short-term borrowings	129,714	129,714	—	129,714	—
FHLB and other borrowings	74,349	74,209	—	74,209	—
Subordinated debt	7,370	8,375	—	8,375	—
Trust preferred debentures	36,930	34,535	—	34,535	—
Accrued interest payable	1,067	1,067	—	1,067	—
Interest rate swap agreement	240	240	—	240	—

        The following is a description of the valuation methodologies used to measure our assets recorded at fair value (under ASC Topic 820) and for estimating fair value for financial instruments not recorded at fair value (under ASC Topic 825):

        Cash and due from banks and Federal funds sold.    The carrying amounts are assumed to be the fair value because of the liquidity of these instruments.

        Investment securities available for sale.    Securities available for sale are measured and carried at fair value on a recurring basis. Unrealized gains and losses on available-for-sale securities are reported as a component of accumulated other comprehensive income in the condensed consolidated balance sheets.

        In determining the fair value of the securities categorized as Level 2, we obtain a report from a nationally recognized broker-dealer detailing the fair value of each investment security we hold as of each reporting date. The broker-dealer uses observable market information to value our fixed income securities, with the primary source being a nationally recognized pricing service. The fair value of the municipal securities is based on a proprietary model maintained by the broker-dealer. We review all of the broker-dealer supplied quotes on the securities we own as of the reporting date for reasonableness based on our understanding of the marketplace and we consider any credit issues related to the bonds. As we have not made any adjustments to the market quotes provided to us and they are based on observable market data, they have been categorized as Level 2 within the fair value hierarchy.

        At December 31, 2014, the majority of our covered non-agency mortgage-backed securities were categorized as Level 3 due in part to the inactive market for such securities. There was a wide range of

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

prices quoted for non-agency mortgage-backed securities among independent third party pricing services and this range reflected the significant judgment being exercised over the assumptions and variables that determine the pricing of such securities. We considered this subjectivity to be a significant unobservable input and concluded that the majority of the non-agency mortgage-backed securities should be categorized as a Level 3 measured asset. During the years ended December 31, 2015 and 2014, we recorded $461,000 and $170,000, respectively, of other-than-temporary impairment, net of applicable loss-share reimbursements, on non-agency mortgage-backed securities covered by FDIC loss-sharing agreements.

        In 2015 and 2014, $55.9 million and $5.2 million, respectively, of covered non-agency mortgage-backed securities were moved from Level 3 to Level 2 because a more liquid market for these securities had developed and prices supported by observable market inputs had become available.

        Investment securities held to maturity.    Held-to-maturity securities are those debt instruments which the Company has the positive intent and ability to hold until maturity. Securities held to maturity are recorded at cost, adjusted for the amortization of premiums or accretion of discounts.

        In determining the fair value of held-to-maturity securities categorized as Level 2, we obtain a report from a nationally recognized broker-dealer detailing the fair value of each investment security we hold as of each reporting date. The fair value of the municipal securities is based on a proprietary model maintained by the broker-dealer. We review all of the broker-dealer supplied quotes on the securities we own as of the reporting date for reasonableness based on our understanding of the marketplace and we consider any credit issues related to the bonds. As we have not made any adjustments to the market quotes provided to us and they are based on observable market data, they have been categorized as Level 2 within the fair value hierarchy.

        Nonmarketable equity securities.    The carrying amounts approximate their fair values.

        Loans (excluding covered loans).    Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type and further segmented into fixed and adjustable rate interest terms and by credit risk categories. The fair value estimates do not take into consideration the value of the loan portfolio in the event the loans have to be sold outside the parameters of normal operating activities. The fair value of performing fixed rate loans is estimated by discounting scheduled cash flows through the estimated maturity using estimated market prepayment speeds and estimated market discount rates that reflect the credit and interest rate risk inherent in the loans. The estimated market discount rates used for performing fixed rate loans are the Company's current offering rates for comparable instruments with similar terms. The fair value of performing adjustable rate loans is estimated by discounting scheduled cash flows through the next repricing date. As these loans reprice frequently at market rates and the credit risk is not considered to be greater than normal, the market value is typically close to the carrying amount of these loans. The method of estimating fair value does not incorporate the exit-price concept of fair value prescribed by ASC Topic 820.

        Non-covered impaired loans.    Non-covered impaired loans are measured and recorded at fair value on a non-recurring basis. All of our non-covered nonaccrual loans and restructured loans are considered impaired and are reviewed individually for the amount of impairment, if any. Most of our loans are collateral dependent and, accordingly, we measure impaired loans based on the estimated fair value of such collateral. The fair value of each loan's collateral is generally based on estimated market

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

prices from an independently prepared appraisal, which is then adjusted for the cost related to liquidating such collateral; such valuation inputs result in a nonrecurring fair value measurement that is categorized as a Level 2 measurement. When adjustments are made to an appraised value to reflect various factors such as the age of the appraisal or known changes in the market or the collateral, such valuation inputs are considered unobservable and the fair value measurement is categorized as a Level 3 measurement. The impaired loans categorized as Level 3 also include unsecured loans and other secured loans whose fair values are based significantly on unobservable inputs such as the strength of a guarantor, cash flows discounted at the effective loan rate, and management's judgment. The loan balances shown in the above tables represent nonaccrual and restructured loans for which impairment was recognized during 2015 and 2014. The amounts shown as losses represent, for the loan balances shown, the impairment recognized during those same years.

        Covered loans.    Covered loans were measured at estimated fair value on the date of acquisition. Thereafter, the fair value of covered loans is measured using the same methodology as that for non-covered loans. The above discussion for non-covered loans and non-covered impaired loans is applicable to covered loans following their acquisition date.

        Loans held for sale.    Loans held for sale are carried at either fair value, if elected, or the lower of cost or fair value on an individual loan basis. Fair value measurements on loans held for sale are based on quoted market prices for similar loans in the secondary market. At December 31, 2015 and 2014, loans held for sale were carried at fair value.

        Other real estate owned.    The fair value of foreclosed real estate, both non-covered and covered, is generally based on estimated market prices from independently prepared current appraisals or negotiated sales prices with potential buyers; such valuation inputs result in a fair value measurement that is categorized as a Level 2 measurement on a nonrecurring basis. When a current appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value as a result of known changes in the market or the collateral and there is no observable market price, such valuation inputs result in a fair value measurement that is categorized as a Level 3 measurement. To the extent a negotiated sales price or reduced listing price represents a significant discount to an observable market price, such valuation input would result in a fair value measurement that is also considered a Level 3 measurement.

        Accrued interest receivable.    The carrying amounts approximate their fair values.

        Deposits.    Deposits are carried at historical cost. The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, money market, savings and checking accounts, is equal to the amount payable on demand as of the reporting date. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

        Short-term borrowings.    Short-term borrowings consist of repurchase agreements. These borrowings typically have terms of less than 30 days and therefore, their carrying amounts are a reasonable estimate of fair value.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 22—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        FHLB advances and other borrowings and subordinated debt.    Borrowings are carried at amortized cost. The fair value of fixed rate borrowings is calculated by discounting scheduled cash flows through the estimated maturity or call dates using estimated market discount rates that reflect rates offered at that time for borrowings with similar remaining maturities and other characteristics.

        Trust preferred debentures.    Debentures are carried at amortized cost. The fair value of variable rate debentures is calculated by discounting scheduled cash flows through the estimated maturity or call dates using estimated market discount rates that reflect spreads offered at that time for borrowings with similar remaining maturities and other characteristics.

        Accrued interest payable.    The carrying amounts approximate their fair values.

        Derivative financial instruments.    The Company enters into interest rate lock commitments which are agreements to originate mortgage loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate. These commitments are carried at fair value in other assets on the consolidated balance sheets with changes in fair value reflected in mortgage banking revenue. The Company also has forward loan sales commitments related to its interest rate lock commitments and its loans held for sale. These commitments are carried at fair value in other assets or other liabilities on the consolidated balance sheets with changes in fair value reflected in mortgage banking revenue. The interest rate swap is carried at fair value on a recurring basis based upon the amounts required to settle the contracts.

NOTE 23—COMMITMENTS, CONTINGENCIES AND CREDIT RISK

        In the normal course of business, there are outstanding various contingent liabilities such as claims and legal actions, which are not reflected in the consolidated financial statements. No material losses are anticipated as a result of these actions or claims.

        We are obligated under noncancelable operating leases for office space and other commitments. Certain leases contain escalation clauses providing for increased rental payments based primarily on increases in real estate taxes or in the average consumer price index. Net rent expense under operating leases included in occupancy and equipment expense was approximately $2.4 million, $460,000 and $637,000 for the years ended December 31, 2015, 2014 and 2013, respectively.

        The projected minimum rental payments under the terms of the leases as of December 31, 2015 are as follows (in thousands):

Amount
Year ending December 31:
2016	$2,529
2017	2,168
2018	2,032
2019	1,803
2020	1,702
Thereafter	6,707

Total estimated lease payments	$16,941

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 23—COMMITMENTS, CONTINGENCIES AND CREDIT RISK (Continued)

        We are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments.

        Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank used the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The commitments are principally tied to variable rates. Loan commitments as of December 31, 2015 and 2014 are as follows (in thousands):

	2015	2014
Commitments to extend credit	$495,506	$555,661
Financial guarantees—standby letters of credit	31,029	56,653

        The Company sells residential mortgage loans to investors in the normal course of business. Residential mortgage loans sold to others are predominantly conventional residential first lien mortgages originated under our usual underwriting procedures, and are sold on a nonrecourse basis, primarily to government-sponsored enterprises ("GSEs"). The Company's agreements to sell residential mortgage loans in the normal course of business usually require certain representations and warranties on the underlying loans sold, related to credit information, loan documentation, collateral, and insurability. Subsequent to being sold, if a material underwriting deficiency or documentation defect is discovered, the Company may be obligated to repurchase the loan or reimburse the GSEs for losses incurred. The make whole requests and any related risk of loss under the representations and warranties are largely driven by borrower performance. The Company establishes a mortgage repurchase liability related to these events that reflect management's estimate of losses on loans for which the Company could have a repurchase obligation based on a combination of factors. Such factors incorporate the volume of loans sold in 2015 and years prior, borrower default expectations, historical investor repurchase demand and appeals success rates, and estimated loss severity. Loans repurchased from investors are initially recorded at fair value, which becomes the Company's new accounting basis. Any difference between the loan's fair value and the outstanding principal amount is charged or credited to the mortgage repurchase liability, as appropriate. Subsequent to repurchase, such loans are carried in loans receivable. As a result of make whole requests and loan repurchases, the Company incurred losses totaling $63,000, $86,000 and $348,000 for the years ended December 31, 2015, 2014 and 2013, respectively. The liability for unresolved repurchase demands totaled $378,000 and $722,000 at December 31, 2015 and 2014, respectively.

        In 2015, the Company recorded a loss contingency liability related to a Love Funding legal dispute with a former employee. The claim is expressly covered by the indemnities received by the Company pursuant to the terms of certain agreements associated with the acquisition of LSHC and as a result, a corresponding indemnification asset was recorded. As of December 31, 2015, the loss contingency liability was $1.2 million and the corresponding indemnification asset, net of the loss contingency tax benefit, was $890,000, which were included in other liabilities and other assets, respectively, in the 2015 consolidated balance sheet.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24—SEGMENT INFORMATION

        Our business segments are defined as Banking and Commercial FHA Origination and Servicing. The reportable business segments are consistent with the internal reporting and evaluation of the principle lines of business of the Company. The banking segment provides a wide range of financial products and services to consumers and businesses, including commercial, commercial real estate, mortgage and other consumer loan products; commercial equipment leasing; mortgage loan sales and servicing; letters of credit; various types of deposit products, including checking, savings and time deposit accounts; merchant services; and corporate treasury management services. The commercial FHA origination and servicing segment provides for the origination and servicing of government sponsored mortgages for multifamily and healthcare facilities. The other segment includes the operating results of the Parent Company, the elimination of intercompany transactions and our Wealth Management business unit. Wealth management activities consist of trust and fiduciary services, brokerage and retirement planning services.

        During 2015, the Company re-evaluated its business segments and changed the composition of its reportable segments to those described above and restated all prior period information. The Wealth Management segment has been aggregated into the other segment as this business is not considered to be quantitatively significant.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 24—SEGMENT INFORMATION (Continued)

        Selected business segment financial information as of and for the years ended December 31, 2015, 2014 and 2013 were as follows (in thousands):

	Banking	Commercial FHA Origination and Servicing	Other	Total
December 31, 2015
Net interest income	$107,825	$1,762	$(4,680)	$104,907
Provision for loan losses	11,127	—	—	11,127
Noninterest income	34,751	20,148	4,583	59,482
Noninterest expense	95,712	16,232	5,820	117,764

Income before income taxes	35,737	5,678	(5,917)	35,498
Income taxes (benefit)	10,626	2,271	(1,806)	11,091

Net income	$25,111	$3,407	$(4,111)	$24,407

Total assets	$2,886,539	$89,242	$(90,957)	$2,884,824

December 31, 2014
Net interest income	$66,449	$—	$(1,851)	$64,598
Provision for loan losses	92	—	—	92
Noninterest income	13,343	—	7,098	20,441
Noninterest expense	63,351	—	6,129	69,480

Income before income taxes	16,349	—	(882)	15,467
Income taxes (benefit)	5,181	—	(530)	4,651

Net income	$11,168	$—	$(352)	$10,816

Total assets	$2,710,476	$119,649	$(153,511)	$2,676,614

December 31, 2013
Net interest income	$67,766	$—	$(1,846)	$65,920
Provision for loan losses	173	—	—	173
Noninterest income	8,849	—	7,381	16,230
Noninterest expense	56,306	—	5,143	61,449

Income before income taxes	20,136	—	392	20,528
Income taxes (benefit)	6,788	—	(765)	6,023

Net income	$13,348	$—	$1,157	$14,505

Total assets	$1,738,657	$—	$891	$1,739,548

NOTE 25—RELATED PARTY TRANSACTIONS

        The Company utilizes the services of a company to act as general manager for the construction of new branch facilities. A member of our board of directors is a substantial shareholder of this company and currently serves as its Chairman. During the years ended December 31, 2015, 2014 and 2013, the Company paid this company $1.8 million, $306,000 and $936,000, respectively, for work on various projects.

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 25—RELATED PARTY TRANSACTIONS (Continued)

        A member of our board of directors has an ownership interest in the office building located in Clayton, Missouri and three of the Bank's full-service branch facilities. The Company paid rent of $693,000 on these properties during the year ended December 31, 2015.

NOTE 26—PARENT COMPANY ONLY FINANCIAL INFORMATION

        Presented below is condensed financial information for Midland States Bancorp, Inc.:

Condensed Balance Sheets
December 31, 2015 and 2014
(dollars expressed in thousands)

	2015	2014
Assets:
Cash	$8,318	$22,759
Investment in common stock of subsidiaries	325,682	291,606
Other assets	1,214	2,142

Total assets	$335,214	$316,507

Liabilities:
Other borrowings	$—	$13,994
Subordinated debt	61,859	7,370
Trust preferred debentures	37,057	36,930
Other liabilities	3,418	38,757

Total liabilities	102,334	97,051
Shareholders' equity	232,880	219,456

Total liabilities and shareholders' equity	$335,214	$316,507

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 26—PARENT COMPANY ONLY FINANCIAL INFORMATION (Continued)

Condensed Statements of Income
Years ended December 31, 2015, 2014 and 2013
(dollars expressed in thousands)

	2015	2014	2013
Dividends from subsidiary	$14,500	$13,600	$8,500
Gain on bargain purchase	—	—	1,229
Other income	1,070	—	—
Interest expense	(4,680)	(1,851)	(1,848)
Other expenses	(132)	(60)	(43)

Income before income taxes and equity in undistributed income of subsidiary	10,758	11,689	7,838
Equity in undistributed income of subsidiary	11,760	(1,403)	5,903

Income before income taxes	22,518	10,286	13,741
Income tax benefit	1,806	530	764

Net income	$24,324	$10,816	$14,505

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 26—PARENT COMPANY ONLY FINANCIAL INFORMATION (Continued)

Condensed Statements of Cash Flows
Years ended December 31, 2015, 2014 and 2013
(dollars expressed in thousands)

	2015	2014	2013
Cash flows from operating activities:
Net income	$24,324	$10,816	$14,505
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed income of subsidiary	(11,760)	1,403	(5,903)
Compensation expense for stock option grants	413	240	358
Amortization of restricted stock awards	517	468	349
Change in other assets	(3,559)	576	(34)
Change in other liabilities	(8,426)	(1,065)	(411)
Gain on bargain purchase	—	—	(1,229)

Net cash provided by operating activities	1,509	12,438	7,635

Cash flows from investing activities:
Net cash (paid) acquired in acquisition	(20,053)	1,500	5,769
Capital injection to Midland	(30,000)	—	(8,500)

Net cash (used in) provided by investing activities	(50,053)	1,500	(2,731)

Cash flows from financing activities:
Payment made on subordinated debt	—	—	(5,000)
Proceeds from issuance of subordinated debt	55,325	—	8,000
Proceeds from term loan	—	14,000	—
Payments made on term loan and other borrowings	(14,000)	(15,938)	(1,429)
Cash dividends paid on common stock	(7,692)	(3,512)	(2,403)
Cash dividends paid on preferred stock	—	(4,254)	(5,163)
Proceeds from issuance of common stock	—	—	1,970
Proceeds from sale of common stock subscriptions	—	—	16,222
Purchase of common stock	—	—	(9)
Proceeds from issuance of common stock under employee benefit plans	470	215	436

Net cash provided by (used in) financing activities	34,103	(9,489)	12,624

Net (decrease) increase in cash	(14,441)	4,449	17,528
Cash and restricted cash:
Beginning of year	22,759	18,310	782

End of year	$8,318	$22,759	$18,310

Supplemental disclosures of noncash investing and financing activities:
Issuance of common stock warrants	$—	$—	$615
Conversion of Series C preferred stock into common stock	—	23,600	—
Conversion of Series D preferred stock into common stock	—	22,470	—
Conversion of Series E preferred stock into common stock	—	6,300	—
Conversion of Series F preferred stock into common stock	—	5,000	—
Issuance of common stock for preferred dividends	—	2,903	—
Cash portion of merger consideration accrued for at year-end	—	20,053	—
Private placement issuance of common stock	—	16,156	—

MIDLAND STATES BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 27—SUBSEQUENT EVENTS

        On February 23, 2016, the Bank and Sterling National Bank of Yonkers, New York entered into a Trust Company Agreement and Plan of Merger, pursuant to which the Bank will acquire approximately $400 million in wealth management assets from Sterling. Under the terms of the agreement, the Bank will pay Sterling approximately $4.8 million in cash, subject to adjustment. The transaction is subject to regulatory approval and other customary closing conditions, and is expected to close in the second or third quarter of 2016. We expect to retain all 10 members of Sterling's trust department upon consummation of the transaction, which would bring the total number of employees in our wealth management group to 45.

3,872,000 Shares

Common Stock

PROSPECTUS
                    , 2016

Sandler O'Neill + Partners, L.P.	Keefe, Bruyette & Woods A Stifel Company
D. A. Davidson & Co.	Stephens Inc.

        Through and including                        , 2016 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all costs and expenses, other than underwriting discounts and commissions, in connection with the sale of shares of our common stock being registered, all of which will be paid by us. All amounts shown are estimates, except for the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee.

Amount
SEC registration fee	$12,085
FINRA filing fee	18,501
NASDAQ listing fee	25,000
Legal fees and expenses	800,000
Accounting fees and expenses	790,000
Printing fees and expenses	350,000
Transfer agent and registrar fees and expenses	5,000
Miscellaneous	82,000

Total	$2,082,586

Item 14.    Indemnification of Directors and Officers.

        Under Section 8.75 of the Illinois Business Corporation Act of 1983, or the IBCA, an Illinois corporation may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        In addition, an Illinois corporation may indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, provided that no indemnification shall be made with respect to any claim, issue, or matter as to which such person has been adjudged to have been liable to the corporation, unless, and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

        Section 8.75 of the IBCA also provides that, to the extent that a present or former director, officer or employee of a corporation has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in either of the foregoing paragraphs, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation.

        Our articles of incorporation and bylaws provide that, subject to the limits of applicable federal and state banking laws and regulations, we must indemnify each person who is or was a director or officer of the Company and each person who serves or served at the request of the Company as a director, officer or partner of another enterprise in accordance with, and to the fullest extent authorized by, the IBCA, as the same now exists or may be amended in the future.

        We have also obtained officers' and directors' liability insurance which insures against liabilities that officers and directors may, in such capacities, incur. Section 8.75 of the IBCA provides that an Illinois corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify such person against such liability under the IBCA.

        Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated under certain circumstances to indemnify our directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act").

Item 15.    Recent Sales of Unregistered Securities.

        The following sets forth information regarding unregistered securities that were sold by the Company within the past three years.

        2013 Capital Raising Transactions.    On March 26, 2013, we issued 125,000 shares of common stock to a third party at a price of $16 per share. In addition, on June 28, 2013 we issued $8.0 million of 8.25% subordinated notes due 2021 to the same party, along with an eight-year detachable warrant for the purchase of 125,000 shares of common stock of the Company at an exercise price of $16.00 per share in exchange for aggregate consideration of $8.0 million. The securities were issued under an exemption from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering.

        Grant Park Bancshares, Inc. Acquisition.    On June 5, 2013, the Company issued an aggregate of 170,899 shares of our common stock to the shareholders of Grant Park Bancshares, Inc. as stock consideration in connection with the completion of the Company's merger with Grant Park Bancshares, Inc. No underwriters or placement agents were used in this transaction. The common stock was issued under an exemption from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering.

        Conversion of Preferred Stock.    On June 26, 2014, the Company issued 2,008,543 shares of common stock in connection with the conversion of $23.6 million of our Series C 9% Non-Cumulative Perpetual Convertible Preferred Stock. On December 31, 2014, the Company issued: (i) 1,039,823 shares of common stock in connection with the conversion of $22.5 million of our Series D 9% Non-Cumulative Perpetual Convertible Preferred Stock; (ii) 536,171 shares of common stock in connection with the conversion of $6.3 million of our Series E 9% Non-Cumulative Perpetual Convertible Preferred Stock; (iii) 231,375 shares of common stock in connection with the conversion of $5.0 million of our

Series F 9% Non-Cumulative Perpetual Convertible Preferred Stock; and (iv) 138,239 shares of common stock in connection with the payment of dividends of the preferred stock described herein. No underwriters or placement agents were used in this transaction. The common stock was issued under an exemption from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering.

        Common Stock Offering.    In November 2014, the Company issued an aggregate of 887,562 shares of our common stock to accredited investors. The cash proceeds from the sale of common stock were used primarily to fund a portion of the cash purchase price of the consideration to be paid in connection with the merger with Love Savings Holding Company. The aggregate offering price of the shares of common stock was $16,383,302. No underwriters or placement agents were used in this transaction. The common stock was issued under an exemption from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering.

        Love Savings Holding Company Acquisition.    On December 31, 2014, the Company issued an aggregate of 2,224,091 shares of our common stock to the shareholders of Love Savings Holding Company as stock consideration in connection with the completion of the Company's merger with Love Savings Holding Company. No underwriters or placement agents were used in this transaction. The common stock was issued under an exemption from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering.

        Subordinated Note Offering.    On June 4, 2015, the Company entered into several Subordinated Note Purchase Agreements with accredited institutional investors, pursuant to which the Company sold $15.0 million of 6.50% Subordinated Notes due June 18, 2025, and $35.325 million of Fixed-to-Floating Rate Subordinated Notes due June 18, 2025. On June 19, 2015, the Company entered into an additional Subordinated Note Purchase Agreement with an accredited institutional investor, pursuant to which the Company sold an additional $5.0 million of Fixed-to-Floating Rate Subordinated Notes due June 18, 2025. The aggregate offering price of the subordinated notes was $55.325 million, with aggregate placement agent commissions of $829,875. The subordinated notes were issued in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving any public offering. The placement agents for the private placement were Sandler O'Neill + Partners, L.P. and Keefe Bruyette & Woods, Inc.

Item 16.    Exhibits and Financial Statement Schedules.

(a)
Exhibits

        The exhibit index attached hereto is incorporated herein by reference.

(b)
Financial Statement Schedules

        All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Effingham, State of Illinois, on May 23, 2016.

MIDLAND STATES BANCORP, INC.
By:	/s/ LEON J. HOLSCHBACH
	Name:	Leon J. Holschbach
	Title:	Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ LEON J. HOLSCHBACH Leon J. Holschbach	Director (Vice Chairman); Chief Executive Officer and President (principal executive officer)	May 23, 2016
/s/ JEFFREY G. LUDWIG Jeffrey G. Ludwig	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	May 23, 2016
* John M. Schultz	Director (Chairman)	May 23, 2016
* Deborah Golden	Director	May 23, 2016
* Jerry L. McDaniel	Director	May 23, 2016
* Jeffrey M. McDonnell	Director	May 23, 2016
* Dwight A. Miller	Director	May 23, 2016

Signature		Title	Date

* Richard T. Ramos		Director	May 23, 2016
* Laurence A. Schiffer		Director	May 23, 2016
* Robert F. Schultz		Director	May 23, 2016
* Thomas D. Shaw		Director	May 23, 2016
* Jeffrey C. Smith		Director	May 23, 2016
*	Pursuant to the power of attorney previously included in the registrant's registration statement on Form S-1 filed on April 11, 2016
By:	/s/ LEON J. HOLSCHBACH Leon J. Holschbach Attorney-in-fact

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.

2.1	*	Agreement and Plan of Merger, dated April 7, 2014, among Midland States Bancorp, Inc., HB Acquisition LLC and Love Savings Holding Company.†

2.2	*	Amendment to Agreement and Plan of Merger, dated November 6, 2014, among Midland States Bancorp, Inc., HB Acquisition LLC and Love Savings Holding Company.

3.1	*	Articles of Incorporation of Midland States Bancorp, Inc.

3.2	*	By-laws of Midland States Bancorp, Inc.

4.1	*	Specimen common stock certificate of Midland States Bancorp, Inc.

4.2	*	Stock Purchase Warrant of Midland States Bancorp, Inc., issued March 25, 2013.

The other instruments defining the rights of holders of the long-term debt securities of the Company and its subsidiaries are omitted pursuant to section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Company hereby agrees to furnish copies of these instruments to the SEC upon request.

5.1	*	Opinion of Barack Ferrazzano Kirschbaum & Nagelberg LLP.

10.1	*	Registration Rights Agreement, dated January 18, 2011, between Midland States Bancorp, Inc. and Richard E. Workman 2001 Trust (as amended by the Amendment Agreement, dated May 11, 2011, between Midland States Bancorp, Inc. and Richard E. Workman 2001 Trust, included as Exhibit 10.2, and by Amendment No. 2 to Registration Rights Agreement, dated December 10, 2013, between Midland States Bancorp, Inc. and Richard E. Workman 2001 Trust, included as Exhibit 10.3).

10.2	*	Amendment Agreement, dated May 11, 2011, between Midland States Bancorp, Inc. and Richard E. Workman 2001 Trust.

10.3	*	Amendment No. 2 to Registration Rights Agreement, dated December 10, 2013, between Midland States Bancorp, Inc. and Richard E. Workman 2001 Trust.

10.4	*	Transitional Employment Agreement, dated November 16, 2015, between Midland States Bancorp, Inc., Midland States Bank and Leon J. Holschbach.

10.5	*	Employment Agreement, dated as of December 1, 2010, between Midland States Bancorp, Inc., Midland States Bank and Jeffrey G. Ludwig.

10.6	*	Amendment No. 1 to Employment Agreement, dated as of February 2, 2016, between Midland States Bancorp, Inc., Midland States Bank and Jeffrey G. Ludwig.

10.7	*	Employment Agreement, dated as of December 1, 2010, between Midland States Bancorp, Inc., Midland States Bank and Douglas J. Tucker.

10.8	*	Midland States Bancorp, Inc. Omnibus Stock Ownership and Long-Term Incentive Plan.

10.9	*	Third Amendment and Restatement of Midland States Bancorp, Inc. 1999 Stock Option Plan.

10.10	*	Midland States Bancorp, Inc. Second Amended and Restated 2010 Long-Term Incentive Plan.

10.11	*	Deferred Compensation Plan for Directors and Executives of Midland States Bancorp, Inc. (as amended and restated effective December 31, 2015).

Exhibit Number		Description
10.12	*	Form of Incentive Stock Option Award Terms under the Midland States Bancorp, Inc. Amended and Restated 2010 Long-Term Incentive Plan.

10.13	*	Form of Non-Qualified Stock Option Award Terms under the Midland States Bancorp, Inc. Amended and Restated 2010 Long-Term Incentive Plan.

10.14	*	Form of Restricted Stock Unit Award Terms under the Midland States Bancorp, Inc. Amended and Restated 2010 Long-Term Incentive Plan.

10.15	*	Form of Restricted Stock Award Terms under the Midland States Bancorp, Inc. Amended and Restated 2010 Long-Term Incentive Plan.

10.16	*	Midland States Bancorp, Inc. Management Incentive Program.

10.17	*	Amended and Restated Midland States Bancorp, Inc. Employee Stock Purchase Plan, as amended.

10.18	*	Registration Rights Agreement, dated April 7, 2014, among Midland States Bancorp, Inc., Love Group, LLC, Love Real Estate Company, Bank of America and Andrew S. Love, Jr., as Trustees U/T/W of Andrew Sproule Love FBO Andrew Sproule Love, Jr., Love Investment Company, Andrew Sproule Love, Jr., as Trustee of The Love Family Charitable Trust, Andrew S. Love, Jr., Laurence A. Schiffer, James S. McDonnell III, and John F. McDonnell.

10.19	*	Indemnification Agreement, dated April 7, 2014, among Midland States Bancorp, Inc., Hallmark Investment Corporation, Love Group, LLC, Love Real Estate Company, Bank of America and Andrew S. Love, Jr., as Trustees U/T/W of Andrew Sproule Love FBO Andrew Sproule Love, Jr., Love Investment Company, Andrew Sproule Love, Jr., as Trustee of The Love Family Charitable Trust, Andrew S. Love, Jr., Laurence A. Schiffer, James S. McDonnell III, and John F. McDonnell.

10.20	*	Noncompetition Agreement, dated April 7, 2014, between Midland States Bancorp, Inc. and Andrew S. Love, Jr.

10.21	*	Noncompetition Agreement, dated April 7, 2014, between Midland States Bancorp, Inc. and Laurence A. Schiffer.

10.22	*	Shareholders' Agreement, dated April 7, 2014, among Midland States Bancorp, Inc., Love Group, LLC, Love Real Estate Company, Bank of America and Andrew S. Love, Jr., as Trustees U/T/W of Andrew Sproule Love FBO Andrew Sproule Love, Jr., Love Investment Company, Andrew Sproule Love, Jr., as Trustee of The Love Family Charitable Trust and Andrew S. Love, Jr.

10.23	*	Shareholders' Agreement, dated April 7, 2014, among Midland States Bancorp, Inc., James S. McDonnell III, and John F. McDonnell.

10.24	*	Supplemental Retirement Benefit Agreement, effective November 16, 2015, by and between Midland States Bancorp, Inc. and Leon J. Holschbach.

21.1	*	Subsidiaries of Midland States Bancorp, Inc.

23.1		Consent of KPMG LLP.

23.2	*	Consent of Barack Ferrazzano Kirschbaum & Nagelberg LLP (included as part of Exhibit 5.1).

Exhibit Number		Description
24.1	*	Power of Attorney.

*
Previously filed

†
Schedules and/or exhibits to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon request.